UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2015

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

QUARTERLY INFORMATION

DECEMBER 31, 2014

Shareholders and Management of

Telefônica Brasil S.A.

São Paulo – SP

Introduction

We have examined the individual and consolidated financial statements of Telefônica Brasil S.A., identified as Parent Company and Consolidated, respectively, which comprise the balance sheet as at December 31, 2014 and the respective statements of income, of comprehensive income, of changes in shareholders’ equity and of cash flows for the period then ended, as well as a summary of the main accounting practices and other notes.

Management’s responsibility on the financial statements

The Entity’s management is responsible for the preparation and adequate presentation of the individual financial statements in accordance with the accounting practices adopted in Brazil and the consolidated financial statements in accordance with the International Financial Reporting Standards (IFRS), issued by the International Accounting Standards Board – IASB, and in accordance with the accounting practices adopted in Brazil, as well as for the internal controls it has determined as necessary to allow the preparation of financial statements free of material misstatements caused by fraud or error.

Responsibility of independent auditors

Our responsibility is to issue an opinion on these financial statements based on our audit, conducted in accordance with Brazilian and international audit standards. Those standards require the meeting of ethical demands by the auditors and that the audit be planned and executed in order to obtain reasonable assurance that the financial statements are free of material misstatement.

An audit involves the execution of selected procedures to obtain evidence related to the amounts and disclosures presented in the financial statements. The selected procedures depend on the auditor’s professional judgment, including the assessment of risks of material misstatement in the financial statements, regardless if caused by fraud or error. In this risk assessment, the auditor considers the internal controls which are relevant to the preparation and adequate presentation of the financial statements of the Company in order to plan the audit procedures which are appropriate to the circumstances, but not to express an opinion on the effectiveness of the Company’s internal controls. An audit also includes the assessment of adequacy of the accounting practices used and the reasonableness of the accounting estimates made by the Management, as well as the evaluation of the presentation of the financial statements as a group.

We believe that the audit evidence obtained is sufficient and appropriate to serve as basis for our opinion.

Opinion on the individual financial statements

In our opinion, the individual financial statements referred to above adequately present, in all relevant aspects, the financial position of Telefônica do Brasil S.A. as at December 31, 2014, the performance of its operations and cash flows for the year then ended, in accordance with the accounting practices adopted in Brazil.

Opinion on the consolidated financial statements

In our opinion, the consolidated financial statements referred to above adequately present, in all relevant aspects, the consolidated financial position of Telefônica do Brasil S.A. as at December 31, 2014, the consolidated performance of its operations and consolidated cash flows for the year then ended, in accordance with the international financial reporting standards (IFRS) issued by the International Accounting Standards Board – IASB and with accounting practices adopted in Brazil.

Other matters

Statement of Value Added

We have also examined the individual and consolidated statement of value added (SVA), referring to the period ended on December 31, 2014, prepared under the Company’s Management responsibility, the presentation of which is required according to the Brazilian corporate law for listed companies, and, as supplementary information by the IFRSs, which do not require the presentation of the SVA. These statements were submitted to the same audit procedures previously described and, in our opinion, they are adequately presented, in all material aspects, regarding the financial statements as a whole.

Audit of previous year’s comparative amounts

The examination on the financial statements of the period ended on December 31, 2013 was conducted under the responsibility of other independent auditors, who issued an audit report with no changes, dated February 25, 2014.

São Paulo, February 12, 2015.

Clóvis Ailton Madeira

Assurance Partner

Grant Thornton Auditores Independentes

TELEFÔNICA BRASIL S. A.
Balance sheets
December 31, 2014 and 2013
( In thousands of reais )

		Company		Consolidated				Company		Consolidado
ASSETS	Note	12.31.14	12.31.13	12.31.14	12.31.13	LIABILITIES AND EQUITY	Note	12.31.14	12.31.13	12.31.14	12.31.13

CURRENT ASSETS		14,754,381	15,595,493	15,517,368	15,899,396	CURRENT LIABILITIES		16,102,171	13,825,053	16,011,006	13,731,007
Cash and cash equivalents	4	3,835,304	6,311,299	4,692,689	6,543,936	Personnel, social charges and benefits	14	585,770	427,067	591,381	431,403
Trade accounts receivable, net	5	6,470,764	5,541,023	6,724,061	5,802,859	Trade accounts payable	15	7,675,632	6,948,957	7,641,191	6,914,009
Inventories, net	6	458,488	469,586	479,801	505,615	Taxes, charges and contributions	16	1,236,330	1,269,105	1,281,673	1,315,164
Taxes recoverable	7.1	2,163,404	2,168,797	2,202,662	2,191,962	Dividends and interest on equity	18	1,495,321	1,187,556	1,495,321	1,187,556
Judicial deposits and garnishments	8	202,169	166,928	202,169	166,928	Provisions	19	674,276	561,403	674,276	561,403
Prepaid expenses	9	300,567	254,743	303,551	257,286	Deferred revenue	20	704,589	812,843	717,019	817,551
Dividends and interest on equity	18	174,726	60,346	-	1,140	Loans, financing, and finance lease	17.1	1,509,471	1,236,784	1,509,471	1,236,784
Financial instruments	33	613,939	89,499	613,939	89,499	Debentures	17.2	755,047	286,929	755,047	286,929
Other assets	10	535,020	533,272	298,496	340,171	Financial instruments	33	23,011	44,463	23,011	44,463
						Authorization licenses		415,308	58,531	415,308	58,531
NONCURRENT ASSETS		58,382,747	53,982,379	57,547,920	53,604,442	Grouping of capital shares		388,975	389,220	388,975	389,220
Short-term investments pledged as collateral		125,343	106,239	125,353	106,455	Other liabilities	21	638,441	602,195	518,333	487,994
Trade accounts receivable, net	5	190,288	160,478	299,405	257,086
Taxes recoverable	7.1	340,205	368,388	340,205	368,388	NONCURRENT LIABILITIES		12,084,862	12,858,377	12,104,187	12,878,389
Deferred taxes	7.2	40,704	-	144,817	210,294	Personnel, social charges and benefits	14	118,829	18,698	118,829	18,698
Judicial deposits and garnishments	8	4,514,783	4,123,584	4,543,056	4,148,355	Taxes, charges and contributions	16	41,379	52,252	67,126	75,074
Prepaid expenses	9	24,346	24,879	26,223	25,364	Provisions	19	4,440,756	4,042,789	4,461,654	4,062,410
Financial instruments	33	152,843	329,652	152,843	329,652	Deferred revenue	20	480,957	252,351	482,782	253,661
Other assets	10	94,703	127,567	94,925	127,793	Deferred taxes	7.2	-	722,634	-	722,634
Investments	11	1,445,014	1,076,696	79,805	86,349	Loans, financing, and finance lease	17.1	2,123,126	3,215,156	2,123,126	3,215,156
Property and equipment, net	12	20,381,731	18,377,905	20,453,864	18,441,647	Debentures	17.2	3,411,616	4,014,686	3,411,616	4,014,686
Intangible assets, net	13	31,072,787	29,286,991	31,287,424	29,503,059	Financial instruments	33	24,133	24,807	24,133	24,807
						Post-Retirement Benefit Plans	32	456,129	370,351	456,129	370,351
						Authorization licenses		763,670	-	763,670	-
						Other liabilities	21	224,267	144,653	195,122	120,912

						EQUITY		44,950,095	42,894,442	44,950,095	42,894,442
						Capital	22	37,798,110	37,798,110	37,798,110	37,798,110
						Capital reserves	22	2,686,897	2,686,897	2,686,897	2,686,897
						Income reserves	22	1,534,479	1,287,496	1,534,479	1,287,496
						Premium on acquisition of interest from non-controlling shareholders	22	(70,448)	(70,448)	(70,448)	(70,448)
						Other comprehensive income	22	232,465	16,849	232,465	16,849
						Proposed additional dividend	22	2,768,592	1,175,538	2,768,592	1,175,538

TOTAL ASSETS		73,137,128	69,577,872	73,065,288	69,503,838	TOTAL LIABILITIES AND EQUITY		73,137,128	69,577,872	73,065,288	69,503,838

TELEFÔNICA BRASIL S. A.
Income statements
Years ended December 31, 2014 and 2013
( In thousands of reais)

		Company		Consolidated
	Note	12.31.14	12.31.13	12.31.14	12.31.13

OPERATING REVENUE, NET	23	32,993,687	23,189,261	34,999,969	34,721,897

Cost of sales and services	24	(16,286,314)	(12,452,247)	(17,222,675)	(17,542,167)

GROSS PROFIT		16,707,373	10,737,014	17,777,294	17,179,730

OPERATING INCOME (EXPENSES)		(12,603,848)	(8,335,501)	(12,668,265)	(12,247,456)
Selling expenses	24	(10,403,171)	(6,591,404)	(10,466,725)	(9,686,170)
General and administrative expenses	24	(1,773,582)	(1,313,365)	(1,803,803)	(2,177,891)
Other operating income	25	482,788	379,922	510,628	575,959
Other operating expenses	25	(909,883)	(810,654)	(908,365)	(959,354)

OPERATIONAL INCOME		4,103,525	2,401,513	5,109,029	4,932,274

Financial income	26	1,869,331	1,243,109	1,983,386	1,748,277
Financial expenses	26	(2,341,430)	(1,512,178)	(2,345,381)	(1,963,037)
Equity pickup	11	742,628	1,913,508	6,940	(55,150)

INCOME BEFORE TAXES		4,374,054	4,045,952	4,753,974	4,662,364

Income and social contributions taxes	27	562,605	(330,007)	182,685	(946,419)

NET INCOME FOR THE YEAR		4,936,659	3,715,945	4,936,659	3,715,945

Basic and diluted earnings per share – common	28	4.12	3.10
Basic and diluted earnings per share – preferred	28	4.53	3.41

TELEFÔNICA BRASIL S. A.
Statements of changes in equity
Years ended December 31, 2014 and 2013
( In thousands of reais )
			Capital reserve			Income reserve
	Capital	Premium on acquisition of interest from non-controlling shareholders	Special goodwill reserve	Other capital reserve	Treasury stock	Legal reserve	Tax grants	Accumulated income	Proposed additional dividend	Other comprehensive income	Equity

Balances at December 31, 2012	37,798,110	(70,448)	63,074	2,735,930	(112,107)	1,100,000	-	-	3,148,769	17,792	44,681,120

Additional dividend proposed for year 2012	-	-	-	-	-	-	-	-	(3,148,769)	-	(3,148,769)
Unclaimed dividends and interest on equity	-	-	-	-	-	-	-	116,825	-	-	116,825
Income tax return adjustment – government grants	-	-	-	-	-	-	1,699	(1,699)	-	-	-
Other comprehensive income	-	-	-	-	-	-	-	14,264	-	(943)	13,321
Net income for the year	-	-	-	-	-	-	-	3,715,945	-	-	3,715,945
Income allocation:
Legal reserve	-	-	-	-	-	185,797	-	(185,797)	-	-	-
Interim interest on equity	-	-	-	-	-	-	-	(1,738,000)	-	-	(1,738,000)
Interim dividends	-	-	-	-	-	-	-	(746,000)	-	-	(746,000)
Additional dividend proposed	-	-	-	-	-	-	-	(1,175,538)	1,175,538	-	-

Saldos em 31 de Dezembro de 2013	37,798,110	(70,448)	63,074	2,735,930	(112,107)	1,285,797	1,699	-	1,175,538	16,849	42,894,442

Additional dividend proposed for year 2013	-	-	-	-	-	-	-	-	(1,175,538)	-	(1,175,538)
Unclaimed dividends and interest on equity	-	-	-	-	-	-	-	207,442	-	-	207,442
Income tax return adjustment – government grants	-	-	-	-	-	-	150	(150)	-	-	-
Other comprehensive income	-	-	-	-	-	-	-	(36,526)	-	215,616	179,090
Net income for the year	-	-	-	-	-	-	-	4,936,659	-	-	4,936,659
Income allocation:
Legal reserve	-	-	-	-	-	246,833	-	(246,833)	-	-	-
Interim interest on equity	-	-	-	-	-	-	-	(2,092,000)	-	-	(2,092,000)
Additional dividend proposed	-	-	-	-	-	-	-	(2,768,592)	2,768,592	-	-

Balances at December 31, 2014	37,798,110	(70,448)	63,074	2,735,930	(112,107)	1,532,630	1,849	-	2,768,592	232,465	44,950,095

Outstanding shares (thousands)											1,123,269
Book value per shares (VPA) - Company											40.02

TELEFÔNICA BRASIL S. A.
Statements of cash flows
Years ended December 31, 2014 and 2013
( In thousands of reais )

	Company		Consolidated
	12.31.14	12.31.13	12.31.14	12.31.13

Net cash from operating activities	8,485,411	6,596,380	9,384,219	9,576,280

Cash from operations	10,900,855	8,409,235	12,058,587	13,103,190
Income before taxes	4,374,054	4,045,952	4,753,974	4,662,364
Depreciation and amortization	5,273,256	4,135,668	5,295,589	5,643,310
Exchange variations on loans	96,036	70,612	96,036	98,105
Monetary gains	(2,437)	135,624	(4,990)	142,289
Equity pickup	(742,628)	(1,913,508)	(6,940)	55,150
Loses (gains) on write-off/disposal of goods	39,662	(46,235)	37,934	(122,598)
Estimated for impairment of trade accounts receivable	832,184	480,373	896,336	741,274
Provision (reversal) of accounts payable	(198,477)	498,835	(234,967)	579,225
Estimated loses (write-offs and reversals) for impairment of inventory items	(25,458)	(14,728)	(29,062)	(5,901)
Pension plan and other post-employment benefits	33,690	27,106	33,691	26,986
Provisions for tax, labor, civil and regulatory demands	546,191	493,965	546,204	660,771
Interest expenses	662,944	489,145	662,944	596,292
Provision for desmobiligation	10,931	3,268	10,931	19,437
Provision for custumer loyalty program	907	2,154	907	8,915
Others	-	1,004	-	(2,429)

Changes in operating assets and liabilities:	(2,415,444)	(1,812,855)	(2,674,368)	(3,526,910)
Trade accounts receivable	(1,791,735)	(870,569)	(1,859,857)	(1,160,903)
Inventories	36,556	15,997	54,876	(111,905)
Taxes recoverable	(219,466)	(75,609)	(235,559)	(399,105)
Prepaid expenses	61,296	494,149	59,463	(2,917)
Other current assets	(12,862)	(164,638)	30,561	46,652
Other noncurrent assets	33,062	(109,687)	29,612	(45,624)
Personnel, social charges and benefits	258,834	16,629	260,109	20,625
Trade accounts payable	496,976	(522,289)	539,136	(490,538)
Taxes, charges and contributions	618,024	229,493	617,886	487,854
Interest paid	(800,302)	(501,335)	(800,302)	(625,624)
Income and social contribution taxes paid	(520,740)	-	(782,860)	(868,395)
Other current liabilities	(531,236)	(343,670)	(538,693)	(341,427)
Other noncurrent liabilities	(43,851)	18,674	(48,740)	(35,603)

Net cash from investing activities	(7,333,582)	1,041,711	(7,607,642)	(5,543,799)
Future capital contribution in subsidiaries	-	(85,250)	-	-
Acquisition of fixed and intangible assets (net of donations)	(7,504,464)	(3,814,802)	(7,535,011)	(5,837,172)
Proceeds from disposal of property and equipment items	19,856	47,437	21,128	436,386
Redemption of (short-term) investments in guarantee	4,567	267,220	4,567	22,485
Redemption (realization) of judicial deposits	(105,228)	(67,098)	(104,707)	(168,075)
Dividends and interest on equity received	251,687	1,323,026	6,381	2,577
Effect cash and cash equivalent effect by merger/spin-off	-	3,371,178	-	-

Net cash from financing activities	(3,627,824)	(4,406,074)	(3,627,824)	(4,622,030)
Payment of loans, financing, and debentures	(1,563,272)	(2,111,360)	(1,563,272)	(2,336,023)
Loans and debentures raised	318,573	2,211,138	318,573	2,229,134
Net payment of derivative agreements	63,741	29,956	63,741	20,667
Payment referring to group of shares	(245)	(289)	(245)	(289)
Dividends and interest on equity paid	(2,446,621)	(4,535,519)	(2,446,621)	(4,535,519)

Increase (decrease) in cash and cash equivalents	(2,475,995)	3,232,017	(1,851,247)	(589,549)

Cash and cash equivalents at beginning of year	6,311,299	3,079,282	6,543,936	7,133,485
Cash and cash equivalents at end of year	3,835,304	6,311,299	4,692,689	6,543,936

Changes in cash and cash equivalents for the year	(2,475,995)	3,232,017	(1,851,247)	(589,549)

TELEFÔNICA BRASIL S. A.
Statements of comprehensive income
Years ended December 31, 2014 and 2013
( In thousands of reais)

	Company		Consolidated
	12.31.14	12.31.13	12.31.14	12.31.13
Net income for the year	4,936,659	3,715,945	4,936,659	3,715,945

Gains (losses) on derivative transactions	335,169	(5,424)	335,169	(5,424)
Taxes on gains (losses) on derivative transactions	(113,958)	1,844	(113,958)	1,844
	221,211	(3,580)	221,211	(3,580)

Unrealized losses in investments available for sale	(7,643)	(13,466)	(7,643)	(13,466)
Taxes on unrealized losses in investments available for sale	2,599	4,578	2,599	4,578
	(5,044)	(8,888)	(5,044)	(8,888)

Accumulated adjustments of conversion of foreign currency transactions	(551)	11,525	(551)	11,525

Other net comprehensive income to be reclassified to P&L in subsequent years	215,616	(943)	215,616	(943)

Actuarial gains (losses) and limitation effect of the surplus plan assets	(55,343)	18,993	(55,343)	21,612
Taxes on actuarial gains (losses) and limitation effect of the surplus plan assets	18,817	(6,458)	18,817	(7,348)
	(36,526)	12,535	(36,526)	14,264

Interest held in comprehensive income of subsidiaries		1,729	-	-

Other net comprehensive income that will not be reclassified to P&L in subsequent years	(36,526)	14,264	(36,526)	14,264

Comprehensive income for the year, net of taxes	5,115,749	3,729,266	5,115,749	3,729,266

TELEFÔNICA BRASIL S. A.
Statements of value added
Years ended December 31, 2014 and 2013
( In thousands of reais )

	Company		Consolidated
	12.31.14	12.31.13	12.31.14	12.31.13

Revenues	44,918,310	30,949,078	47,303,636	46,916,669
Goods and services sold	45,083,020	30,999,167	47,504,654	47,041,525
Other revenues	667,474	430,284	695,318	616,418
Provision for impairment of trade accounts receivable	(832,184)	(480,373)	(896,336)	(741,274)

Input products acquired from third parties	(17,787,621)	(12,927,165)	(18,818,226)	(18,277,910)
Cost of goods and products sold and services rendered	(9,674,776)	(7,815,416)	(10,685,880)	(10,714,027)
Materials, energy, third-party services and other expenses	(8,101,062)	(5,166,303)	(8,125,895)	(7,683,887)
Loss/recovery of assets	(11,783)	54,554	(6,451)	120,004

Gross value added	27,130,689	18,021,913	28,485,410	28,638,759

Retentions	(5,273,256)	(4,135,668)	(5,295,589)	(5,643,310)
Depreciation and amortization	(5,273,256)	(4,135,668)	(5,295,589)	(5,643,310)

Net value added produced	21,857,433	13,886,245	23,189,821	22,995,449

Value added received in transfer	2,611,263	3,156,617	1,989,630	1,693,127
Equity pickup	742,628	1,913,508	6,940	(55,150)
Financial income	1,868,635	1,243,109	1,982,690	1,748,277

Total value added to be distributed	24,468,696	17,042,862	25,179,451	24,688,576

Distribution of value added	(24,468,696)	(17,042,862)	(25,179,451)	(24,688,576)

Personnel, social charges and benefits	(2,832,181)	(2,002,970)	(2,855,235)	(2,788,341)
Direct compensation	(2,039,202)	(1,458,843)	(2,055,234)	(1,951,750)
Benefits	(658,993)	(439,614)	(664,727)	(698,907)
FGTS	(133,986)	(104,513)	(135,274)	(137,684)
Taxes, charges and contributions	(12,563,110)	(8,718,867)	(13,241,637)	(14,569,191)
Federal	(3,016,423)	(2,698,203)	(3,579,958)	(4,887,840)
State	(9,483,392)	(5,955,657)	(9,496,466)	(9,550,947)
Municipal	(63,295)	(65,007)	(165,213)	(130,404)
Remuneration of third-party capital	(4,136,746)	(2,605,080)	(4,145,920)	(3,615,099)
Interest	(2,336,538)	(1,486,003)	(2,340,098)	(1,934,369)
Rent	(1,800,208)	(1,119,077)	(1,805,822)	(1,680,730)
Equity remuneration	(4,936,659)	(3,715,945)	(4,936,659)	(3,715,945)
Interest on Equity (IOE)	(2,092,000)	(1,738,000)	(2,092,000)	(1,738,000)
Dividends	-	(746,000)	-	(746,000)
Retained earnings	(2,844,659)	(1,231,945)	(2,844,659)	(1,231,945)

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2014 and 2013

(In thousands of reais, unless otherwise stated)

1)  OPERATIONS

a) Background information

Telefônica Brasil S.A. (Company or Telefônica Brasil) is a publicly-traded corporation operating in telecommunication services and in the performance of activities that are necessary or useful in the rendering of such services, in conformity with the concessions, authorizations and permissions it has been or granted.  The Company, headquartered at Avenida Engenheiro Luiz Carlos Berrini, nº 1376, in the city and State of São Paulo, Brazil, is a member of Telefónica Group (Group), the telecommunications industry leader in Spain, also being present in various European and Latin American countries.

At December 31, 2014 and 2013, Telefónica S.A., holding company of the Group located in Spain, held a total of 73.81% direct and indirect interest in the Company, being 91.76% of common shares and 64.60% of preferred shares (See Note 22).

The Company is listed in the Brazilian Securities and Exchange Commission (CVM) as a publicly-held company under Category A (issuers authorized to trade any marketable securities) and has shares traded on the São Paulo Stock Exchange (BM&FBovespa). It is also listed in the US Securities and Exchange Commission (SEC), and its American Depositary Shares (ADS), classified as level II, backed by preferred shares only and traded on the New York Stock Exchange (NYSE).

b) Operations

The Company is primarily engaged in the rendering of land-line telephone and data services in the state of São Paulo, under Fixed Switched Telephone Service Concession Arrangement (STFC) and Multimedia Communication Service (SCM) authorization, respectively.  Also, the Company is authorized to render STFC services in Regions I and II of the General Service Concession Plan (PGO) and other telecommunications services, such as SCM (data communication, including broadband internet), SMP (Personal Communication Services) and SEAC (Conditional Access Audiovisual Services) (especially by means of DTH and cable technologies).

Service concessions and authorizations are granted by Brazil’s Telecommunications Regulatory Agency (ANATEL), under the terms of Law No. 9472 of July 16, 1997 - General Telecommunications Law (“Lei Geral das Telecomunicações” - LGT), amended by Laws No. 9986 of July 18, 2000 and No. 12485 of September 12, 2011. Operation of such concessions and authorizations is subject to supplementary regulations and plans issued.

b.1) STFC service concession arrangement

The Company is the grantee on an STFC concession to render land-line services in the local network and national long distance calls originated in sector 31 of Region III, which comprises the state of São Paulo (except for cities within sector 33), as established in the General Service Concession Plan (PGO).

The Company’s current STFC service concession arrangement is effective until December 31, 2025, and may be subject to reviews on December 31, 2015 and December 31, 2020.

In accordance with the service concession arrangement, every two years, during the arrangement’s 20-year term, the Company shall pay a fee equivalent to 2% of its prior-year STFC revenue, net of applicable taxes and social contributions (Note 21).

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2014 and 2013

(In thousands of reais, unless otherwise stated)

b.2) SMP authorization agreement

Frequency authorizations granted by ANATEL for mobile telephone services may be renewed only once, over a 15-year period, through payment, every two years after the first renewal, of fees equivalent to 2% of the Company’s prior-year revenue, net of taxes and social contributions, related to the application of the Basic and Alternative Plans of Service (Note 21).

In years 2014 and 2013, the Company participated in auctions for acquisition of SMP licenses, conducted by ANATEL, with the following outcomes:

•      In the auction for sale of national 700MHz frequency, held by ANATEL at September 30, 2014, in compliance with Bidding No. 2/2014‐SOR/SPR/CD‐ ANATEL, the Company won lot 3 among the others offered lots.

On December 08, 2014, the Authorization Term signed with ANATEL was published on the Federal Official Gazette (DOU). Total amount of this license was R$2,770,320, including:

▪   R$1,657,502 referring to the total amount of the 700 MHz license, paid at the same date of the Authorization Term signature.

▪   R$1,112,818 (non cash transaction, adjusted at present value), referring to the installments of the Company’s responsibility amount from the contract signed with ANATEL, which the winning carriers shall set up, within 90 days, the TV and RTV Channels Digitalization and Redistribution Process Administrating Entity (EAD), which shall be responsible for operating all TV and RTV channel redistribution procedures, and for settling issues referring to the radio communication systems. The funds for these procedures shall be transferred by carriers in 4 annual installments, restated at IGP-DI index.

The amounts of the Authorization Term described above were recorded as: (i) licenses in intangible assets, amortized by the licenses' remaining term, stipulated in the Authorization Term (Note 13) and (ii) authorization licenses in current and non-current liabilities, for the remaining amounts to be paid.

Accordingly, the Company will increase its capacity to provide services with fourth generation (4G) technology throughout the Brazilian territory, and will operate in the frequency range of 700MHz, with band of 10+10 MHz, in addition to 2.5 GHz frequency, with band of 20+20MHz acquired in bidding of year 2012.

•      On August 2013, the Company, together with ANATEL, entered into the authorization terms for use of radiofrequencies blocks, with no exclusivity, under primary character, as a consequence of "L" broad realignment under frequencies of 1975MHz and 1980MHz for transmission of mobile estations and 2165MHz to 2170MHz for transmission of nodal stations.

This authorization terms were issued by the remaining terms established in terms of item 1.9 of public notice no. 002/2007/SPV-Anatel, of October 23, 2007, for consideration, related to authorization for provision of SMP, amendment no. 1 to the authorization term no. 078/2012/PVCP/SPV-Anatel, of August 14, 2013, published in the DOU of August 16, 2013. The authorization matures on April 29, 2023, which could be extended a single time for fifteen years since in compliance with the maintenance of the requirements provided in said terms.

The total amount paid by the Company for the Authorization Terms was R$451,121 recorded as licenses in intangible assets, amortized by the licenses' remaining term.

The Company operates SMP services, in accordance with the authorizations it has been given, as follows:

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2014 and 2013

(In thousands of reais, unless otherwise stated)

Operation area	License Expiration
	450 MHz	700 MHz	800 MHz	900 MHz	1800 MHz	1900 MHz	2100 MHz	2,5 GHz
Region 1
Rio de Janeiro	-	Blocks 6 and 7 - Dec/29	Bandwidth A - Nov/20 (1)	Extension 1 - Apr/23	Extension 9 and 10 - Apr/23	Bandwidth L - Apr/23 (3)	Bandwidth J - Apr/23	Bandwidth X - Oct/27
Blocks 6 and 7 - Dec/29
Espírito Santo	-	Blocks 6 and 7 - Dec/29	Bandwidth A - Nov/23 (1)	Extension 1 - Apr/23	Extension 9 and 10 - Apr/23	Bandwidth L - Apr/23 (3)	Bandwidth J - Apr/23	Bandwidth X - Oct/27
Blocks 6 and 7 - Dec/29
Amazonas, Roraima, Amapá, Pará and Maranhão	-	Blocks 6 and 7 - Dec/29	Bandwidth B - Nov/28 (1)	Extension 2 - Apr/23	Extension 7, 9 and 10 - Apr/23	-	Bandwidth J - Apr/23	Bandwidth X - Oct/27
Blocks 6 and 7 - Dec/29
Minas Gerais (except Triângulo Mineiro)	Oct/27	Blocks 6 and 7 - Dec/29	Bandwidth B - Apr/23 (1)	Extension 2 - Apr/23	Extension 11 to 14 - Apr/23	Bandwidth L - Apr/23 (3)	Bandwidth J - Apr/23	Bandwidth X - Oct/27
Blocks 6 and 7 - Dec/29
Minas Gerais (Triângulo Mineiro)	Oct/27	Blocks 6 and 7 - Dec/29	-	Bandwidth E - Apr/20 (10)	Bandwidth E - Apr/20 (10)	Bandwidth L - Apr/23 (3)	Bandwidth J - Apr/23 (9)	Bandwidth X - Oct/27
Blocks 6 and 7 - Dec/29
Bahia	-	Blocks 6 and 7 - Dec/29	Bandwidth A - Jun/23 (1)	Extension 1 - Apr/23	Extension 9 and 10 - Apr/23	Bandwidth L - Apr/23 (3)	Bandwidth J - Apr/23	Bandwidth X - Oct/27
Blocks 6 and 7 - Dec/29
Sergipe	Oct/27	Blocks 6 and 7 - Dec/29	Bandwidth A - Dec/23 (1)	Extension 1 - Apr/23	Extension 9 and 10 - Apr/23	Bandwidth L - Apr/23 (3)	Bandwidth J - Apr/23	Bandwidth X - Oct/27

Alagoas, Ceará, Paraíba, Pernambuco, Piauí and Rio Grande do Norte	Oct/27	Blocks 6 and 7 - Dec/29	-	-	Bandwidth E - Apr/23 Extension 9 and 10 - Apr/23	Bandwidth L - Dez/22	Bandwidth J - Apr/23	Bandwidth X - Oct/27

Region 2
Paraná (except Sector 20) and Santa Catarina	-	Blocks 6 and 7 - Dec/29	Bandwidth B - Apr/28 (1)	Extension 1 - Apr/23	Bandwidth M - Apr/23	Bandwidth L - Apr/23 (3)	Bandwidth J - Apr/23	Bandwidth X - Oct/27

Paraná Sector 20 (5)	-	Blocks 6 and 7 - Dec/29	Bandwidth B - Apr/28 (1)	-	Bandwidth M - Apr/23 Extension 10 - Apr/23	-	Bandwidth J - Apr/23	Bandwidth X - Oct/27

Rio Grande do Sul (except setor 30)	-	Blocks 6 and 7 - Dec/29	Bandwidth A - Dez/22 (1)	Extension 1 - Apr/23	Bandwidth M - Apr/23	Bandwidth L - Apr/23 (3)	Bandwidth J - Apr/23	Bandwidth X - Oct/27

Rio Grande do Sul - Sector 30 (11)	-	Blocks 6 and 7 - Dec/29	-	-	Bandwidth D and M - Apr/23	Bandwidth L - Dez/22 (2)	Bandwidth J - Apr/23	Bandwidth X - Oct/27

Federal District	-	Blocks 6 and 7 - Dec/29	Bandwidth A - Jul/21 (1)	Extension 1 - Apr/23	Bandwidth M - Apr/23	Bandwidth L - Apr/23 (3)	Bandwidth J - Apr/23	Bandwidth X - Oct/27

Goiás and Tocantins	-	Blocks 6 and 7 - Dec/29	Bandwidth A - Oct/23 (1)	Extension 1 - Apr/23	Bandwidth M - Apr/23	Bandwidth L - Apr/23 (3)	Bandwidth J - Apr/23	Bandwidth X - Oct/27

Goiás (sector 25) (7)	-	Blocks 6 and 7 - Dec/29	-	-	Bandwidth M - Apr/23 Extension 7 to 10 - Apr/23	Bandwidth L - 07/12/22 (2)	Bandwidth J - Apr/23	Bandwidth X - Oct/27

Mato Grosso	-	Blocks 6 and 7 - Dec/29	Bandwidth A - Mar/24 (1)	Extension 1 - Apr/23	Bandwidth M - Apr/23	Bandwidth L - Apr/23 (3)	Bandwidth J - Apr/23	Bandwidth X - Oct/27

Mato Grosso do Sul (except for sector 22)	-	Blocks 6 and 7 - Dec/29	Bandwidth A - Set/24 (1)	Extension 1 - Apr/23	Bandwidth M - Apr/23	Bandwidth L - Apr/23 (3)	Bandwidth J - Apr/23	Bandwidth X - Oct/27

Mato Grosso do Sul (6)	-	Blocks 6 and 7 - Dec/29	-	-	Bandwidth M - Apr/23 Extension 7, 9 and 10 - Apr/23	Bandwidth L - 07/12/22 (2)	Bandwidth J - Apr/23	Bandwidth X - Oct/27

Rondônia	-	Blocks 6 and 7 - Dec/29	Bandwidth A - Jul/24 (1)	Extension 1 - Apr/23	Bandwidth M - Apr/23	Bandwidth L - Apr/23 (3)	Bandwidth J - Apr/23	Bandwidth X - Oct/27

Acre	-	Blocks 6 and 7 - Dec/29	Bandwidth A - Jul/24 (1)	Extension 1 - Apr/23	Bandwidth M - Apr/23	Bandwidth L - Apr/23 (3)	Bandwidth J - Apr/23	Bandwidth X - Oct/27

Region 3
São Paulo	Oct/27	Blocks 6 and 7 - Dec/29	Bandwidth A - Aug/23 (1)	-	Extension 9 and 10 - Apr/23	Bandwidth L - Apr/23 (3)	Bandwidth J - Apr/23 (9)	Bandwidth X - Oct/27

São Paulo (Ribeirão Preto, Guatapará and Bonfim Paulista)	Oct/27	Blocks 6 and 7 - Dec/29	Bandwidth A - Jan/24 (1)	-	Extension 9 and 10 - Apr/23	Bandwidth L - Apr/23 (3)	Bandwidth J - Apr/23	Bandwidth X - Oct/27

São Paulo (Franca and region)	Oct/27	Blocks 6 and 7 - Dec/29	Bandwidth A - Aug/23 (1)	-	Extension 9 and 10 - Apr/23	Bandwidth L - Apr/23	Bandwidth J - Apr/23	Bandwidth X - Oct/27

São Paulo (sector 33) (8)	-	Blocks 6 and 7 - Dec/29	-	-	Extension 9 and 10 - Apr/23	Bandwidth L - Dez/22 (2)	Bandwidth J - Apr/23	Bandwidth X - Oct/27

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2014 and 2013

(In thousands of reais, unless otherwise stated)

(1)     All authorization terms of bands A and B were already renewed for 15 years. Therefore, another renewal is not possible (completing 30 years of authorization).

(2)     The authorization terms of L band, which were related to bands A or B, were renewed for the same period.

(3)     L bands, which were realigned to J band, have the same renewal date of the latter (calculation of the realigned price observed this matter).

(4)     In São Paulo, only in cities with CN from 13 to 19, the Company has the 450MHz license, maturing on October 18, 2027.

(5)     Paraná – Sector 20 of PGO – cities of Londrina and Tamarana.

(6)     Mato Grosso do Sul – Sector 22 of PGO – city of Paranaíba.

(7)     Goiás – Sector 25 of PGO – cities of Buriti Alegre, Cachoeira Dourada, Inaciolândia, Itumbiara, Paranaiguara and São Simão.

(8)     São Paulo - sector 33 of PGO - cities of Altinópolis, Aramina, Batatais, Brodosqui, Buritizal, Cajuru, Cássia dos Coqueiros, Colômbia, Franca, Guaíra, Guará, Ipuã, Ituverava, Jardinópolis, Miguelópolis, Morro Agudo, Nuporanga, Orlândia, Ribeirão Corrente, Sales de Oliveira, Santa Cruz da Esperança, Santo Antônio da Alegria and São Joaquim da Barra.

(9)     Excerpt from TA No. 42/2008 (MG) and TA No. 21/2008 (SP), published in the Federal Official Gazette (DOU) of April 29, 2008 and also of April 30, 2008. Although ANATEL adopts April 30, 2008 for control purposes, the Company conservatively adopts April 29, 2008.

(10)   Next Terms to be renewed - Band E (MG - Sector 3 - CTBC).

(11)   Rio Grande do Sul – sector 30 – cities of Pelotas, Morro Redondo, Capão do Leão and Turuçu

c) Corporate restructuring

In order to streamline the Company’s organizational structure, to rationalize the services provided and to concentrate service provision in only two operating entities, namely the Company and its wholly-owned subsidiary Telefônica Data S.A. (TData or Subsidiary), the Company carried out a corporate restructuring approved by ANATEL, under the terms of Act No. 3043 of May 27, 2013, as published in the Federal Official Gazette (DOU) of May 29, 2013, subject to the conditions thereunder.

The Board of Directors’ meeting held on June 11, 2013 approved the terms and conditions of the corporate restructuring process involving the Company’s wholly-owned subsidiaries and subsidiaries.

Company Annual General Meeting held on July 1, 2013 approved the aforementioned corporate restructuring, which included spin-offs and mergers of subsidiaries and of companies directly or indirectly controlled by the Company, so that the economic activities other than telecommunications services, including the provision of Value Added Services as defined in article 61 of the General Telecommunications Law (LGT) (with such activities being jointly and generally referred to as SVAs), provided by the various wholly-owned subsidiaries/subsidiaries were concentrated in TData and the telecommunication services were consolidated by the Company.

All of the spin-offs or split-ups, as the case may be, and the merger of the net assets of the companies involved in the restructuring process took place on the same date and had the same reporting date (April 30, 2013), as follows:

•      Net asset spun off of TData from partial spin-off corresponding to activities related to provision of SCM, represented by R$34,724, was merged into the Company.

•      Net assets spun off of Vivo S.A. (Vivo), from its total spin-off, corresponding to exploitation of the SMP, SCM and STFC for local, long distance - national and international - in regions I and II of PGO, represented by R$10,228,352, were merged into the Company, and the net assets spun off from SVAs and other services not considered of telecommunications, represented by R$680, was merged into TData, and Vivo extinct;

•      Net assets spun off of ATelecom S.A. (“ATelecom”) from its full spin-off, corresponding to activities related to provision of SEAC (through DTH technology) and SCM, represented by R$348,624, was merged into the Company and the net assets spun off of SVAs and other services not considered to be related to telecommunications, represented by R$287,960 was merged into TData, and ATelecom is extinct;

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2014 and 2013

(In thousands of reais, unless otherwise stated)

•      Net asses spun off of Telefônica Sistema de Televisão S.A. (TST) represented by R$226,106 which before being merged into the Company focused its activities related to provision of SEAC and SCM, due to merger of Lemontree Participações S.A. (“Lemontree”), GTR-T Participações e Empreendimentos S.A. (“GTR-T”), Ajato Telecomunicações Ltda, Comercial Cabo TV São Paulo S.A. (“CaTV”) and TVA Sul Paraná S.A. (“Sul Paraná”), which are all extinct.

The merger of companies and net assets previously described did not result in any capital increase or issue of new Company shares; accordingly, the corporate restructuring did not result in any changes in ownership interest currently held by Company shareholders.

There is no question of replacing shares of non-controlling shareholders of the spun-off companies with shares of the merging company, since the Company was, upon the merger of net assets and/or companies, as the case may be, the sole shareholder of the companies spun off/ merged. Accordingly, an equity valuation report at market price was not prepared for calculating the non-controlling share replacement ratio as defined in article 264 of Law No. 6404/76, and article 2, paragraph 1, item VI of CVM Rule No. 319/99, based on recent understandings expressed by the Brazilian Securities and Exchange Commission (CVM) regarding consultations in connection with past restructuring processes and based on CVM Rule No. 559 of November 18, 2008.

The merger of the companies and portions spun off described above were made without interruption of continuity in relation to operations and telecommunication services provided to their customers, being that these services are fully succeeded by the Company.

The restructuring above was considered a reorganization of entities under common control without any change in net equity of the Company once all involved entities were, immediately after the restructuring, 100% controlled by the Company. Consequently, the restructuring was recorded according to the amount of the ledger of the involved entities. However, as a result of the restructuring, the Company recognized the tax benefit and corresponding deferred asset tax of R$319,996 referring to tax credits of certain companies whose realization was uncertain before restructuring.

d) Proposed Acquisition of GVT Participações S.A.

On September 18, 2014, the Company released a material fact as provided for by CVM Rule No. 358/02, disclosing that, on said date, the Company (Buyer) and Vivendi S.A. (Vivendi) and its subsidiaries (Sellers), entered into a Purchase and Sale Agreement and Other Covenants (Agreement) in which all shares issued by GVT Participações S.A. (GVTPar), controller of Global Village Telecom S.A. (provided that GVTPar together with GVT Operadora are hereinafter referred to as GVT), shall be acquired by the Company. The execution of the Agreement and other documentation related thereto were duly approved by the Company's Board of Directors in a meeting held on the aforementioned date.

Payment for acquisition of GVT shares shall be made by the Company and Sellers as follows:

•      €4,663,000,000.00 payable in cash after contractual adjustments at execution date.

The Company may finance the payment of this installment with capital increase through public offering, whose terms and conditions shall be timely determined by the Board of Directors under the terms of the Company's bylaws.

•      A portion of shares issued by the Company, equivalent to 12% of the Company's common shares and 12% of preferred shares after merger of GVTPar shares.

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2014 and 2013

(In thousands of reais, unless otherwise stated)

Payment of this installment shall be made through merger of shares issued by GVTPar by the Company, with the corresponding delivery of common and preferred shares issued by the Company to GVTPar shareholders in place of the merged GVTPar's shares, observing the number of shares referring to the portion to be granted to Sellers as negotiated between the parties and determined in the Agreement, provided that Management shall manage and disclose other terms and conditions of this merger of shares on a timely fashion, after approval of this transaction by ANATEL and CADE.

Vivendi accepted the public offer made by Telefónica S.A. for acquisition of interest in Telecom Itália S.p.A., specifically the acquisition of 1,110 billion common shares of Telecom Itália S.p.A., which currently represents an 8.3% interest in the voting capital of Telecom Itália S.p.A. (equivalent to 5.7% of its capital), in exchange of 4.5% of the Company's capital which Vivendi shall receive due to the combination of the Company and GVT and that represent all common shares and a portion of the preferred shares (representing 0.7% of preferred shares).

Considering that the acquisition of GVT shares by the Company represents significant investment under the terms of Article No. 256 of Law No. 6404/76, this shall be submitted to the Company's shareholders and a Special General Meeting shall be held for this purpose as provided for by applicable law.

Determinations referring to transaction described above shall grant the dissident Company's shareholders the right of recess.  Accordingly, dissident shareholders holding Company common and/or preferred shares shall have withdrawal right upon receipt of the respective amount of net earnings per share. The amount per share to be paid upon exercise of the recess right shall be disclosed when the date of the Special Meeting for discussion of issues related to this transaction is determined.

The implementation of this transaction is subject to obtainment of the applicable corporate and regulatory authorizations, including CADE and ANATEL, in addition to other conditions among those usually applicable to this kind of operation.

The Board of Directors' meeting of ANATEL, held on December 22, 2014, previously approved acquisition of full control of GVT by the Company under some conditions, as follows: (i) provision of all certificates of good standing required by ANATEL; (ii) elimination of STFC overlapping licenses existing between the Company and GVT; (iii) assumption by the Company of obligations to maintain geographic coverage to provide services to users (agreements, plans and services); and (iv) provision of the coverage expansion plan. Further details are contained in the DOU of December 26, 2014. (Docket No. 430/2014-CD, as of December 24, 2014).

The same meeting resolved that the subsequent transfer of shares of Telecom Itália S.p.A. and the Company will be subject to a new approval request to be analyzed by ANATEL. At December 30, 2014, the Company requested from ANATEL approval of the transfer of shares of Telecom Itália S.p.A. and the Company.

e) Agreement between Telefónica S.A. and Telecom Italia, S.p.A.

TELCO S.p.A. has a 22.4% interest with voting rights in Telecom Italia, S.p.A., and is the largest shareholder of this company.

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2014 and 2013

(In thousands of reais, unless otherwise stated)

Telefónica S.A holds indirect control in Telefônica Brasil S.A., and Telecom Italia holds an indirect interest in TIM  S.A. (TIM), a Brazilian telecommunications company.  Neither Telefónica S.A., nor Telefônica Brasil or any other affiliate of Telefónica S.A. interfere in, are involved with or have decision-making powers over TIM operations in Brazil, also being lawfully and contractually forbidden to exercise any type of political power derived from indirect interest held as concerns operations in Brazil, directly related to TIM operations. TIM (Brazil) and Telefônica Brasil compete in all markets in which they operate in Brazil under permanent competitive stress and, in this context, as well as in relation to the other economic players in the telecommunications industry, maintain usual and customary contractual relations with one another (many of which are regulated and inspected by ANATEL) and/or which, as applicable, are informed to ANATEL and Brazil’s Administrative Council for Economic Defense (CADE), concerning the commitments assumed before these agencies so as to ensure total independence of their operations.

On September 24, 2013, Telefónica S.A., entered into an agreement with the other shareholders of the Italian company TELCO S.p.A. whereby Telefónica S.A. subscribed and paid up capital in TELCO, S.p.A. through a contribution of 324 million euros, receiving shares without voting rights of TELCO, S.p.A as consideration. As a result of this capital increase, the share capital of Telefónica S.A. voting in TELCO, S.p.A. remaining unchanged, although their economic participation rose to 66%.  Thus, the governance of TELCO S.p.A., as well as the obligations of Telefónica S.A. to abstain from participating in or influencing the decisions that impact the industries where they both operate, remained unchanged.

In the same document, Italian shareholders of TELCO S.p.A. granted Telefónica S.A. an option to purchase all of their shares in TELCO S.p.A. Exercising this call option was subject to obtaining the required previous approvals from antitrust authorities and telecommunications regulatory agencies as applicable (including Brazil and Argentina), beginning eligible after January 1, 2014, whenever the Shareholders’ Agreement remains in full force and effect, except (i) between June 1 and June 30, 2014 and between January 15 and February 15, 2015; and (ii) during certain periods in case the Italian shareholders of TELCO, S.p.A. request the entity’s spin-off.

On December 4, 2013, the CADE announced the following decisions:

1)     Approve, subject to the limitations described below, the acquisition, by Telefónica S.A., of the total interest held by Portugal Telecom, SGPS SA e PT Móveis – Serviços de Telecomunicações, SGPS, SA (PT) in Brasilcel NV, which controlled Brazilian mobile telecommunications operator Vivo Participações S.A. (Vivo Part.), merged into Telefônica Brasil S.A.

The transaction has been approved by ANATEL and its completion (requiring no prior approval from CADE at the time) took place immediately after approval from ANATEL, on September 27, 2010.

The limitations imposed by CADE on its decision are as follow:

a)  A new shareholder share control over extinct Vivo Part. with Telefónica S.A., adopting the same conditions applied to PT when it held an interest in Brasilcel NV.; or

b)  Telefónica S.A. shall cease to have, either directly or indirectly, an equity interest in TIM Participações S.A.

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2014 and 2013

(In thousands of reais, unless otherwise stated)

2)     Impose a R$15 million fine on Telefónica S.A. for violating the will and purpose of the agreement executed by and between Telefónica S.A. and CADE, as a requirement to approve the initial purchase transaction of Telecom Italia in 2007, due to the subscription and payment, by Telefónica S.A., of TELCO S.p.A. nonvoting shares in the context of its recent capital increase.  This decision also requires Telefónica S.A. to dispose of its nonvoting shares held in TELCO S.p.A.

The deadline for compliance with the conditions and obligations imposed by CADE in both decisions were classified as confidential by CADE.

At December 13, 2013, Telefónica S.A. published a material news release regarding the decisions made by CADE in the meeting held on December 4, 2013, stating that it considered the measures imposed by that agency to be unreasonable, and began legal proceedings in July 2014.

In this context, and in order to strengthen its firm commitment to the obligations previously assumed by Telefónica S.A. to keep away from Telecom Italia's business in Brazil, Telefónica S.A. pointed out, in a material news release that Mr.  César Alierta Izuel and Mr. Julio Linares López had decided to resign with immediate effect, from the position of Directors at Telecom Itália S.p.A. ..Additionally, Mr. Julio Linares López decided to resign, with immediate effect, from his position on the list presented by TELCO S.p.A. for a potential re-election to the Board of Directors of Telecom Itália, S.p.A.

Likewise, Telefónica S.A., notwithstanding the rights defined in the Shareholders’ Agreement of TELCO S.p.A, stated in a material news release it decided not to exercise, for now, its right to appoint or suggest two Directors at Telecom Itália, S.p.A.

On June 16, 2014, the Italian shareholders of TELCO, S.p.A. decided to exercise their rights to request spin-off ensured by the Shareholders' Agreement of company. The implementation of this spin-off was approved at the Annual General Meeting of TELCO, S.p.A. held on July 9, 2014, and is subject to the previous authorization by competent authorities, including CADE and ANATEL in Brazil. Whenever authorized, the spin-off will be implemented through the transfer of all current interest held by TELCO, S.p.A. in the capital of Telecom Itália, S.p.A., for four (4) new companies, which are wholly owned by one of the current shareholders of TELCO, S.p.A., and which were designed to hold interest in the capital of Telecom Itália, S.p.A., proportionally to the current economic interest of their respective future controlling shareholder in the capital of TELCO, S.p.A.

Regulatory approvals in Brazil referring to spin-off of TELCO, S.p.A., as referred to above, were required to the competent bodies and are expecting for the first quarter of 2015. The spin-off will result in Telefónica S.A. holding, by means of a special purpose entity, 14.77% of the voting shares of Telecom Itália, S.p.A., of which 8.3% of the shares shall be exchanged with Vivendi as mentioned above, and 6.47% of the shares, pegged to debentures issued by Telefónica S.A. in July 2014, convertible at maturity date into shares of Telecom Itália, S.p.A., provided the demerger of TELCO has occurred.

The Board of Directors' meeting of ANATEL, held on December 22, 2014, previously approved split-off of TELCO, S.p.A., suspending all political rights of Telefónica S.A. in Telecom Itália, S.p.A. and its subsidiaries that may consist of control, under the terms of the Regulation for Analysis of Control and Transfer of Control of Telecommunications Companies.

Suspension thereof shall be included in the Articles of Incorporation of Telecom Itália, S.p.A. or its successor and shall prevail while Telefónica S.A. is a shareholder of Telecom Itália, S.p.A., regardless of the number of shares, or until control no longer exists. Further details are contained in the DOU of December 26, 2014. (Docket No. 429/2014-CD as of December 24, 2014).

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2014 and 2013

(In thousands of reais, unless otherwise stated)

2)    BASIS OF PREPARATION AND PRESENTATION OF FINANCIAL STATEMENTS

2.1) Statement of compliance

The individual financial statements (Company) were prepared and are presented in accordance with the accounting practices adopted in Brazil, which comprise CVM standards and CPC pronounces, in compliance with the International Financial Reporting Standards (IFRS), issued by the International Accounting Standards Board (IASB).

The consolidated financial statements (Consolidated) were prepared and are presented in accordance with the IFRS, issued by IASB, which are not different from the accounting standards adopted in Brazil, comprising CVM and CPC standards.

At the meeting held on February 12, 2015, the Executive Board authorized the issue of these financial statements, which was ratified by the Board of Directors at a meeting held on February 24, 2015.

2.2) Basis of preparation and presentation

The Company’s financial statements for the years ended December 31, 2014 and 2013 are presented in thousands of reais (unless otherwise stated) and were prepared under a going concern assumption.

The financial statements were prepared on a historical cost basis (except where different criteria are required) and adjusted to reflect the valuation of assets and liabilities measured at fair value or considering the mark-to-market valuation when these items are classified as available for sale.

These financial statements were prepared under various measurement bases used in accounting estimates. The accounting estimates involved in the preparation of these financial statements were based on objective and subjective factors, considering management’s judgment for determining the adequate amounts to be recorded in the financial statements. Significant items subject to these estimates and assumptions include selection of useful lives and recoverability of property, plant and equipment in operations, fair value measurement of financial assets, credit risk analysis in determining estimated impairment losses of trade accounts receivable, as well as analysis of other risks for determination of other provisions, including for contingencies.

The settlement of transactions involving these estimates may result in amounts different from those recorded in the financial statements due to uncertainties inherent in the estimate process. The Company reviews its estimates at least once a year.

Due to the net assets received in the corporate restructuring process described in Note 1c), the individual financial statements (Company) as of December 31, 2014 are not comparable with those as of December 31, 2013.

Some headings in the Income Statement were reclassified to allow comparability between the figures as of December 31, 2014 and 2013.

The Company declares that the consolidated financial statements are in compliance withIFRS issued by IASB and also in accordance with the pronouncements, interpretations and guidelines issued by CPC in force as of December 31, 2014, which include the new pronouncements, interpretations and amendments, of the following standards, amendments and interpretations published by IASB and IFRS Interpretations Committee (IFRIC) which became effective in 2014:

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2014 and 2013

(In thousands of reais, unless otherwise stated)

•      IFRS 2 Share Based Payments: These amendments changed the settings relating to the purchase conditions and its implementation is effective beginning on or after July 1, 2014. The Company does not believe that these amendments may significantly impact its financial position.

•      IFRS 3 Business Combination: The amendments changed the accounting for contingent consideration in a business combination.  Contingent consideration on acquisition of a business that is not classified as equity is subsequently measured at fair value through profit or loss, whether or not included in the scope of IFRS 9 Financial Instruments.  These changes are effective for new business combinations after July 1, 2014. There was no business combinations in 2014, in the meantime, the Company consider the application of these changes to any business combinations that occur beginning on or after July 1st, 2014.

•      IFRS 8 Operating Segments: These amendments are related to the aggregation of operating segments, which can be combined / aggregated whether they are in accordance with the criteria of the rule, in other words, if the segments have similar economic characteristics and are similar in other qualitative aspects. If they are combined, the entity shall disclose the economic characteristics used to assess whether the segments are similar. These amendments became effective as from July 1, 2014. Considering the fact that the Company and its subsidiary operate in a sole operating segment, this standard does not significantly impact the Company's financial position.

•      IFRS 13 Fair Value Measurement: This amendment is related to the application of the exception to financial assets portfolio, financial liabilities and other contracts.  The amendment is prospective as from July 1, 2014. The application of this standard does not entail significant impacts on the Company’s financial position.

•      IFRIC 21 Levies: This amendment became effective for annual periods beginning on or after January 1, 2014 and provides guidance on when to recognize a liability for a tax or levy when the obligating event occurs. For a levy that is triggered upon reaching a minimum threshold, the interpretation clarifies that no liability is recognized before the specified minimum threshold is reached. The application of this amendment does not entail significant impacts on the Company’s financial position.

•      IAS 16 Property, Plant and Equipment and IAS 38 Intangible Assets: The amendments to IAS 16.35 (a) and IAS 38.80 (a) clarifies that a revaluation can be made as follows: i) adjust the recorded gross amount of asset to market value or, ii) determine the market value and proportionally adjust the recorded gross amount so that the resulting recorded amount is equal to the market value. IASB also clarifies that the accumulated depreciation/amortization is the difference between the recorded gross amount and the asset's book value (i.e., the recorded gross amount – accumulated depreciation/amortization = book value). The amendment to IAS 16.35 (b) and IAS 38.80 (b) clarifies that the accumulated depreciation/amortization is eliminated so that the recorded gross amount and the book value is equal to the market value. Amendments become effective as from July 1, 2014 on a retrospective basis. Considering that the revaluation of fixed or intangible assets is not allowed in Brazil, the application of the amendments to this standard do not have any significant impact on the Company's financial position.

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2014 and 2013

(In thousands of reais, unless otherwise stated)

•      IAS 19 - Defined Benefit Plans: Employee Contributions (Amendments to IAS 19): These amendments mandate that an entity has to consider contributions from employees (or third parties) when accounting for defined benefit plans. Contributions that are linked to service must be attributed to periods of service as a reduction of service cost. If the amount of the contributions is independent of the number of years of service, contributions may be recognized as a reduction in the service cost in the period in which the related service is rendered. These amendments became effective for annual periods beginning on or after July 1, 2014 retrospectively and do not significantly impact Company’s financial position.

•      IAS 24 Related Party Disclosures: The amendment to this standard clarifies that a management entity of other entity that provides key personnel for provision of management services is a subject related to related party disclosures. Additionally, an entity that used a management entity shall disclose the expenses incurred with management services. Amendments become effective as from July 1, 2014 on a retrospective basis. The application of these amendments does not entail significant impacts on the Company’s financial position.

•      IAS 32 Offsetting Financial Assets and Financial Liabilities: This amendment became effective for annual periods beginning on or after January 1, 2014 and clarifies the meaning of “currently has a legally enforceable right to set off the recognized amounts” and the criteria that would qualify for settlement the settlement mechanisms of clearing house systems that are not simultaneous.  The application of this amendment does not entail significant impacts on the Company’s financial position.

•      IAS 36 Impairment of Assets: This amendment became effective for annual periods beginning on or after January 1, 2014 and eliminates unintended consequences of IFRS 13 Fair Value Measurement on disclosures required by IAS 36. In addition, these amendments require the disclosure of recoverable amounts of assets or Cash Generating Units (CGU) for which a provision for impairment has been recognized over the period. The application of this amendment does not impact the Company’s disclosures.

•      IAS 39 Novation of Derivatives and Continuation of Hedge Accounting: This amendment became effective for annual periods beginning on or after January 1, 2014 and introduces a relief regarding discontinuance of hedge accounting where a derivative, which is designated as hedging instrument, is novated if specific conditions are met. The application of this amendment does not entail significant impacts on the Company’s financial position.

•      IAS 40 Investments Property: Amendment to this standards clarifies the relationship between IFRS 3 and IAS 40 for classification of property as investment property or property occupied by owner. The description of ancillary services determined in IAS 40, which provides a difference between investment property and owner of occupied property (IFRS 3) is used to determine whether the operation refers to the purchase of an asset or a business combination. This amendment entered in force as from July 1, 2014 on a prospective basis. The application of these amendments does not entail significant impacts on the Company’s financial position.

On the preparation date of these financial statements, the following IFRS amendments had been published; however, their application was not compulsory:

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2014 and 2013

(In thousands of reais, unless otherwise stated)

•      IFRS 9 Financial Instruments: In July 2014, the IASB issued the final version of IFRS 9 Financial Instruments which reflects all phases of the financial instruments project and replaces IAS 39 Financial Instruments: Recognition and Measurement and all previous versions of IFRS 9. The standard introduces new requirements for classification and measurement, impairment, and hedge accounting. IFRS 9 is effective for annual periods beginning on or after 1 January 2018, with early application permitted. Retrospective application is required, but comparative information is not compulsory. Early application of previous versions of IFRS 9 (2009, 2010 and 2013) is permitted if the date of initial application is before 1 February 2015. The adoption of IFRS 9 will have an effect on the classification and measurement of the Company and subsidiary’s  financial assets, but no impact on the classification and measurement of the  financial liabilities. The Company has not quantified the effects onthe consolidated financial statements.

•      IFRS 15 Revenue from Contracts with Customers: IASB issued IFRS 15 – Revenue from Contracts with Customers, which requires that an entity should recognize the amount of income, reflecting the amount expected to be received in exchange of the control of these goods or services. When adopted, this standard shall replace most part of the detailed guidance on income recognition currently existing (standards IAS 11, IAS 18, IFRIC 13, IFRC 15 and IFRIC 18). This standard is applicable as from years starting on January 1, 2017, and can be adopted on a retrospective basis or by using a cumulative effect approach. The Company is evaluating the impacts on its financial statements and disclosures and have neither defined the transition method nor determined the potential impacts on its financial reports.

•      IAS 27 - Equity Method in Separate Financial Statements (Amendments to IAS 27): When IAS 27 and IAS 28 were revised in 2003, the IASB removed the option to use the equity method of accounting in measuring investments in subsidiaries, joint ventures and associates in the separate financial statements of the investor. In some jurisdictions, corporate law does also require the use of the equity method in separate financial statements to measure investments in subsidiaries, joint ventures and associates. Accordingly, in jurisdictions that apply IFRSs and have the equity method requirement, two sets of financial statements need currently be prepared to meet the requirements of both IAS 27 and local laws. The amendments reinstate the equity method as an accounting option. They also allow an entity to account for these investments at cost, in accordance with IFRS 9 (or IAS 39) or using the equity method. The accounting option must be applied by category of investments. This standard is applicable for annual periods beginning on or after January 1, 2016 retrospectively.

The Company does not early adopt any pronouncement, interpretation or amendment which has been issued but whose application is not mandatory.

2.3) Basis for consolidation and main variations in consolidation

Following we described certain information on invested companies at December 31, 2014 and 2013.

Telefônica Data S.A. (TData): Wholly-owned subsidiary of the Company headquartered in Brazil whose objective is providing and exploiting value added services; corporate solutions integrated to telecommunication and related activities; management of services rendering, technical support and maintenance of equipment and telecommunication networks, advisory on telecommunication solutions and related to preparation, implementation and installation of projects related to telecommunication; commercialization and lease of equipment, products and telecommunication services, among others.

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2014 and 2013

(In thousands of reais, unless otherwise stated)

Aliança Atlântica Holding B.V. (“Aliança”): Jointly-controlled company, with a 50% interest held bythe Company, headquartered in Amsterdam, Netherlands, with cash flows from sale of shares to Portugal Telecom in June 2010.

Companhia AIX de Participações (“AIX”): Jointly-controlledcompany, with 50% interest held by the Company, with head office in Brazil, whose objective is participating in Refibra Consortium, as well as performing activities related to the direct and indirect operation of activities related to the construction, completion and operation of underground networks or optical fiber ducts.

Companhia ACT de Participações (“ACT”): Jointly-controlled company, with 50% interest held by the Company, this entity is engaged in holding interest in Refibra Consortium, and in performing activities related to the rendering of technical support services for the preparation of projects and completion of networks, by means of studies required to make them economically feasible, and monitor the progress of Consortium-related activities.

Upon consolidation, all asset and liability balances, revenues and expenses arising from transactions and interest held in equity between the Company and its Subsidiary were eliminated.

3)   SUMMARY OF SIGNIFICANT ACCOUNTING PRACTICES

a) Cash and cash equivalents

These are maintained in order to meet short-term cash commitments and not for investment or other purposes. The Company considers cash equivalents a short-term investment readily convertible into a known cash amount and subject to insignificant risk of change in value. Short-term investments are qualified as cash-equivalent when redeemable within 90 days of purchase  (Note 4).

b) Trade accounts receivable, net

These are evaluated by the value of the services provided in accordance with the contracted conditions, net of estimated impairment losses. This includes the services provided to customers, which were still not billed until balance sheet, as well as other trade accounts receivable related to the sale of cellphones, SIM cards and other accessories. The estimated impairment losses are set up at sufficient amounts to cover any losses and considers mainly the expected default (Note 5).

c) Inventories

These are evaluated and presented at the average acquisition cost or by the net realizable value, whichever is lower.  These include cellphones, SIM cards, prepaid cards, accessories, consumption materials and maintenance. Net realizable value is the estimated selling price in the ordinary course of business, less estimated costs necessary to make the sale (Note 6).

Estimated impairment losses are set up for materials and devices considered obsolete or whose amounts are superior to those usually commercialized by the Company within a reasonable period of time.

d) Prepaid expenses

These are stated at amounts effectively disbursed referred to services contracted by not incurred yet. Prepaid expenses are allocated to P&L to the extent that related services are rendered and economic benefits obtained (Note 9).

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2014 and 2013

(In thousands of reais, unless otherwise stated)

e) Investments

The Company’s investments in investees (subsidiaries or jointly-controlled entities) are accounted for using the equity method in the individual financial statements. In consolidated financial statements, investments in subsidiaries are fully eliminated and investments in joint ventures are measured using the equity method and not eliminated.

Based on the equity pickup method, investments are recorded in balance sheets at cost plus changes after the acquisition of the equity interest.

The income statement reflects the portion of P&L from operations in investees.

When changes are directly recognized in the investees' equity, the Company will recognize its portion in variations occurred, as well as record these variations in the statements of changes in equity and in the statements of comprehensive income, where applicable.

The financial statements of investees are prepared for the same reporting period of the Company.  Whenever necessary, adjustments are made for the accounting practices to comply with those adopted by the Company.

After the equity method is applied, the Company determines whether there is need to recognize additional impairment of its investment in investees.  At each closing date, the Company determines whether there is objective evidence of impairment of investment in the affiliate.  If so, the Company calculates the recoverable amount as the difference between the recoverable value of the investees and their book value, and recognized the amount in P&L.

When there is loss of significant influence over the investees, the Company evaluates and recognizes the investment, at this moment, at fair value.  Any difference between the investees’ book value by the time it loses significant influence and the aggregate of the fair value of the remaining investment and proceed from sale is recognized in P&L.

Upon consolidation, all asset and liability balances, revenues and expenses arising from transactions and interest held in equity between the Company were eliminated, in accordance with the Company's interest therein.

Foreign exchange variations in Aliança’s equity (jointly-controlled entity) are recognized in the Company’s equity in other comprehensive income (“Difference of conversion of investments abroad”, Note 22f).

f) Fixed assets, net

Fixed assets are stated at acquisition and/or construction cost, net of accumulated depreciation and/or accumulated impairment losses, if any. Such cost includes the borrowing costs for long-term construction projects if the recognition criteria are met, and is stated net of ICMS (State VAT) credits, which were recorded as recoverable taxes.

Asset costs are capitalized until the asset becomes operational. Costs incurred after the asset becomes operational and that do not improve the functionality or extend the useful life of the asset are immediately expensed, under the accrual method of accounting. When significant parts of fixed assets are required to be replaced at intervals, the Company recognizes such parts as individual assets with specific useful life and depreciation. Likewise, expenses that represent asset improvement (expanded installed capacity or useful life) are capitalized. All other repair and maintenance costs are recognized in the income statement as incurred.

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2014 and 2013

(In thousands of reais, unless otherwise stated)

The present value of the expected cost for the decommissioning of towers and equipment on leased property is capitalized in the cost of the respective asset matched with the provision for dismantling obligations (Note 19) and depreciated over the useful life of the related assets, which do not exceed the lease term.

Depreciation is calculated by the straight-line method over the useful lives of assets, at rates that take into account the estimated useful lives of assets based on technical analyses. The assets’ residual values, useful lives and methods of depreciation are reviewed on a yearly basis, adjusted prospectively, if appropriate. The useful lives are detailed in note 12.

Property, plant and equipment items are written off when sold or when no future economic benefit is expected from their use, sale or insurance claim. Any gains or losses arising from write-off of assets (measured as the difference between the net disposal proceeds and the net book value of the asset) are recognized in the statement of operations in the year when the asset written off.

Following is a brief description of the main fixed asset items, note 12:

•      Commutation equipment: This includes commutation centers and control, gateway, HLR, platforms and other commutation equipment.

•      Equipment and transmission media: These include base radio station, microcells, minicells, repeaters, antennas, radios, access networks, concentrators, cables, TV equipment and other equipment and transmission means.

•      Terminal/modem equipment: Includes cellphones and modems (rent and free lease), private commutation centers, public telephones and other terminal equipment.

•      Infrastructure: This includes buildings, elevators, central air conditioning equipment, towers, posts, containers, energy equipment, land piping, support and protectors, leasehold improvements, etc.

•      Other fixed asset items: These include vehicles, repair and construction tools and instruments, telesupervision equipment, IT equipment, testing and measurement equipment, fixtures and other goods for general use.

g) Intangible assets, net

Intangible assets acquired separately are measured at cost upon their initial recognition. Cost of intangible assets acquired in a business combination corresponds to fair value at the acquisition date.

After initial recognition, intangible assets are stated at acquisition and/or buildup cost, net of amortization and accumulated provision for impairment, where applicable. Intangible assets generated internally, excluding capitalized development costs, are not capitalized, and the expense is reflected in the income statement for the year in which it incurs.

The useful life of an intangible asset is assessed as finite or indefinite, as follows:

•      Intangible assets with a finite useful lives are amortized over their economic useful lives under the straight-line method and are tested for impairment whenever there is any indication of impairment loss. The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed on an annual basis.

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2014 and 2013

(In thousands of reais, unless otherwise stated)

Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset is accounted for by changing the amortization period or method, as appropriate, and are treated as changes in accounting estimates. The amortization expense on intangible assets with finite life is recognized in the income statement in the cost/expense category consistent with the function of the intangible assets.

•      Intangible assets with indefinite useful lives are not amortized, but rather are tested annually for impairment, either individually or at cash-generating-unit level. Indefinite useful life assessment is reviewed annually to determine whether such assessment continues to be justified. Otherwise, changes in useful life – from undefined to defined – are made on a prospective manner. Goodwill generated upon investment acquisition are treated as intangible assets of indefinite useful lives.

Gains and losses arising from derecognition of an intangible asset are measured as the difference between the net disposal proceeds and the book value of the asset, and recognized in the income statement on disposal.

Following is a brief description of the key intangible asset items with finite useful lives, Note 13:

•      Software: This includes licenses of software used for operational, commercial and administrative activities.

•      Customer portfolio: This includes intangible assets acquired through business combination, recorded at fair value at acquisition date.

•      Trademarks and patents: This includes intangible assets acquired through business combination, recorded at fair value at acquisition date.

•      Licenses: This includes concession and authorization licenses, acquired from ANATEL for provision of telecommunication services. These also include licenses from business combinations, recorded at fair value at acquisition date.

h) Leases

Characterization of a contract as lease is based on substantive aspects relating to the use of a specific asset or assets, or the right to use a certain asset, on the date of its execution.

Finance lease agreements: By means of these agreements, the Company obtains substantially all risks and rewards referring to the property of the leased item. These are capitalized at the commencement of the lease at the fair value of the leased property or, if lower, at the present value of the minimum lease payments. Initial direct costs incurred in the transaction are added to the cost, where applicable. Payments of finance lease agreements are allocated to financial charges and reduction of finance lease liabilities, in order to obtain constant interest rate, to the outstanding liability balance. Implicit interest recognized in liabilities is allocated to the income statement over the lease term or using the effective interest rate method.

These are depreciated according to the good’s estimated useful lives. However, when there is no reasonable guarantee that the Company will obtain ownership by the end of the lease term, the asset is depreciated over the shorter of its estimated useful life or the lease term.

The Company or subsidiary has lease arrangements classified as finance leases both as a lessor and as a lessee.

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2014 and 2013

(In thousands of reais, unless otherwise stated)

•      As lessor: lease of IT equipment (Produto Soluciona TI) for which the Company recognizes revenue, upon inception, at the present value of lease payments matched with accounts receivable.

•      As lessee: transmission equipment and media arising from a joint construction agreement with another telecomm operator, based on an optical network linked to the power transmission line, interconnecting the northern Brazilian cities to the Company’s national backbone and lease of towers and rooftops (arising from sale and finance leaseback, for which the net book value of the assets upon disposal remained unchanged, a liability was recognized at the present value of minimum lease payments and deferred income was recorded at the difference between the selling price and the mentioned present value).

The difference between the nominal amount of lease payments and booked accounts receivable/payable is recognized as finance income/expenses using the effective interest rate method over the lease term.

Operational lease: These are lease agreements where lessor holds a significant portion of risks and rewards, whose effects are recognized in P&L for the year over the contractual term.

i) Analysis of the recoverability of non- financial assets

The Company annually reviews the net book value of assets in order to evaluate events or changes in economic, operating or technological circumstances that may indicate impairment losses. When such evidence is found, and net book value exceeds recoverable amount, a provision for impairment is recorded so as to adjust the net book value to the recoverable amount.

The recoverable amount is defined as the higher between the value in use and the net sale value.

Upon estimation of the value in use of an asset or cash-generating unit, estimated future cash flows are discounted at present value using a discount rate based on the capital cost rate (The Capital Asset Pricing Model – CAPM) before taxes, which reflects the weighted average cost of capital and specific risks of the asset or cash-generating unit (CGU).

Whenever possible, the net sale value is determined based on a firm sale agreement executed on an arm’s length basis between knowledgeable and interest parties, adjusted by expenses attributable to the sale of assets or, when there is no firm sale agreement, based on the market price of an active market, or on the latest transaction price involving similar assets.

Impairment losses of continuing operations, including impairment on inventories, are recognized in the income statement in those expense categories consistent with the function of the impaired asset.

For assets excluding goodwill, an assessment is made at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased.

A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine the asset’s or CGU’s recoverable amount since the last impairment loss was recognized.

The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount, nor exceeds the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the income statement.

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2014 and 2013

(In thousands of reais, unless otherwise stated)

 The following assets have specific characteristics for impairment testing:

i.1) Goodwill: Goodwill is tested for impairment annually at the reporting date or before that when circumstances indicate that the carrying value may be impaired.

When the recoverable amount is less than the carrying amount, an impairment loss is recognized. Impairment losses relating to goodwill cannot be reversed in future periods.

i.2) Intangible assets: Intangible assets with indefinite useful life are tested for impairment annually at the reporting date either individually or at the CGU level, as appropriate, and when circumstances indicate that the carrying value may be impaired.

i.3) Determination of value in use: The key assumptions used to estimate value in use are:

Revenue: Revenue is projected considering the growth in customer base, the evolution of market revenue in view of GDP and the Company’s share in this market;

Operating costs and expenses: Variable costs and expenses are projected in accordance with the dynamics of the customers base, and fixed costs are projected in line with the historical performance of the Company, as well as with revenue growth; and

Capital investments: Investments in capital goods are estimated considering the technological infrastructure necessary to enable the provision of services.

The key assumptions are based on the subsidiary's historical performance and reasonable macroeconomic assumptions grounded on financial market projections, documented and approved by the Company’s management.

The impairment test of the Company and subsidiary’s fixed and intangible assets did not result in recognition of impairment losses for the years ended December 31, 2014 and 2013, since their estimated market value is greater than the net carrying amount as of the estimation date.

j) Business combinations and goodwill

Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the aggregate of the consideration transferred, measured at the acquisition-date fair value, and the value of any non-controlling interests in the acquiree.

For each business combination, the acquirer measures the non-controlling interest in the acquiree at fair value or at the proportionate share of the acquiree’s identifiable net assets. Acquisition-related costs are expensed as incurred. Costs directly attributable to the acquisition must be recorded as expenses, as incurred.

Upon acquiring a business, the Company assesses financial assets and liabilities assumed so as to classify and allocate them in accordance with contractual terms, economic circumstances and relevant conditions on the acquisition date, including the segregation, by the acquiree, of embedded derivatives existing in host contracts in the acquiree.

In the event of a business combination in stages, fair value on acquisition date of ownership interest previously held in the acquiree’s capital is reassessed at fair value on the acquisition date, and any impacts are recognized in the income statement.

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2014 and 2013

(In thousands of reais, unless otherwise stated)

Any contingent portion to be transferred by the acquirer will be recognized at fair value on acquisition date.  Any subsequent changes in fair value of contingent consideration classified as an asset or liability are to be recognized in either profit or loss or other comprehensive income. If the contingent portion is classified as equity, it shall not be revalued until finally settled in equity.

Contingent consideration upon acquisition of a business which is not classified as equity is subsequently measured at fair value through profit or loss, either when it falls into the scope of IFRS 9 or when it does not.

Goodwill is initially measured as transferred payment exceeding amount in relation to acquired net assets (identifiable net assets acquired and liabilities assumed).  If the consideration is lower than the fair value of the net assets acquired, the difference is directly recognized in P&L.

After initial recognition, goodwill is measured at cost, less any accumulated impairment losses. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to the cash-generating units that are expected to benefit from the combination, irrespective of whether other assets or liabilities of the acquiree are assigned to those units.

When goodwill has been allocated to a CGU and part of the operation within that CGU is disposed of, the goodwill associated with the disposed operation is included in the carrying amount of the operation when determining the gain or loss on disposal.

Goodwill disposed in these circumstance is allocated based on the relative fair values of the disposed operation and the portion of the CGU retained.

k) Financial instruments - initial recognition and subsequent measurement

k.1) Financial assets

Initial recognition and measurement

Upon initial recognition, financial assets are classified as financial assets measured at fair value through profit or loss, loans and receivables, investments held to maturity, financial assets available for sale or derivatives classified as effective hedging instruments, as applicable. The Company determines the classification of its financial assets at initial recognition, as they become part of the instrument’s contractual provisions.

All financial assets are initially recognized at fair value, plus, in the case of investment that is not determined at fair value through profit or loss, the transaction cost that are directly attributable to the acquisition of the financial asset.

Sales and purchases of financial assets that involve delivery of assets within a time frame established by regulation or in the marketplace concerned (regular way purchases) are recognized on the transaction date, i.e., the date on which the Company commits itself to purchasing or selling the asset.

The Company’s financial assets include cash and cash equivalents, trade accounts receivable, other accounts receivable, loans and other receivables, listed and unlisted financial instruments and derivative financial instruments.

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2014 and 2013

(In thousands of reais, unless otherwise stated)

Subsequent measurement

Subsequent measurement of financial assets depends on their classification, which can be as follows:

Financial assets at fair value through profit or loss: These include financial assets held for trading and financial assets designated upon initial recognition at fair value through profit or loss. Financial assets are classified as held for trading if acquired to be sold within short term. This category includes derivative financial instruments contracted by the Company which do not meet the hedge accounting criteria set out by the corresponding standard. Financial assets at fair value through profit or loss are stated in balance sheets at fair value with their corresponding gains or losses recognized in P&L.

Loans and receivables: these are non-derivative financial assets with fixed or determinable payments, however not traded in an active market.  After their initial measurement, they are accounted for at amortized cost calculated under the effective interest rate method, less impairment losses, where applicable. The amortized cost is calculated taking into consideration any discount or “premium” upon acquisition as well as the fees and costs incurred. Amortization of effective interest rate method is included in the financial income line in P&L. Impairment is recognized as financial expense in P&L, where applicable.

Investments held to maturity: Non-derivative financial assets with fixed or determinable payment and fixed maturity date are classified as held to maturity when the Company shows intention and financial capacity to hold them up to maturity.  After their initial recognition, investments held to maturity are measured at amortized cost using the effective interest rate method, less impairment losses.  The amortized cost is calculated taking into consideration any discount or “premium” upon acquisition as well as the fees and costs incurred. Amortization of effective interest rate is included in the financial income line, in P&L. Impairment losses are recognized as financial expense in P&L. The Company did not record investments held to maturity for the years ended December 31, 2014 and 2013.

Financial assets available for sale: These are non-derivative financial assets not classified as: (i) loans and receivables, (ii) investments held to maturity or (iii) financial assets at fair value through profit or loss. These financial assets include equity and debt instruments. Debt securities in this category are those that are intended to be held for an indefinite period of time and that may be sold in response to needs for liquidity or in response to changes in the market conditions.

After the initial measurement, financial assets available for sale are measured at fair value, and unrealized gains and losses are recognized directly in the reserve for assets available for sale in other comprehensive income until the investment is written off, except for impairment losses, interest calculated using the effective interest rate method and foreign exchange gains and losses on monetary assets recognized in the income statement.

When the investment is derecognized or when impairment loss is identified, cumulative gains or losses previously recognized in other comprehensive income (loss) shall be recognized in the income statement.

The fair value of financial assets available for sale denominated in foreign currency is measured in the foreign currency and translated at the spot exchange rate at financial statements date. Changes in fair value attributable to translation differences are recognized directly in equity

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2014 and 2013

(In thousands of reais, unless otherwise stated)

Derecognition (write-off):

A financial asset (or, whenever the case, a part of a financial asset, or a part of a group of similar financial assets) is derecognized when:

• The rights to receive the cash flows from the assetexpire;

• The Company has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a ‘pass-through’ arrangement; and either (i) the Company has transferred substantially all the risks and rewards of the asset, or (ii) the Company has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

When the Company has transferred its rights to receive the cash flows from an asset or has entered into a pass-through arrangement, and has neither transferred nor retained substantially all the risks and rewards related to the asset, the Company continues to recognize a financial asset to the extent of its continuing involvement in the financial asset.

 k.2) Impairment of financial assets

The Company assesses at the balance sheet date whether there is any objective evidence of impairment of the financial asset or group of financial assets. A financial asset or a group of financial assets is considered to be impaired only if there is an objective evidence of impairment as a result of one or more events that have occurred after initial recognition of the asset (a “loss event” incurred) and this loss event has effect on estimated future cash flows from financial asset or group of financial assets that can be reasonably estimated.

Evidence of impairment loss may include indication that the borrowing parties are going through significant financial hardship. The probability that they will go bankrupt or other financial reorganization, that there will be default or late payment of interest or principal may be indicated by a measurable drop in the estimated future cash flows, such as changes in maturity or economic conditions related to defaults.

Financial assets at amortized cost

The Company first assesses whether objective evidence of impairment exists individually for financial assets that are individually significant, or collectively for financial assets that are not individually significant. If the Company concludes that there is no evidence of impairment losses for a financial asset individually analyzed, whether significant or not, this asset is included in a group of financial assets with similar characteristics of credit risk, and is jointly evaluated for impairment losses. Assets that are individually tested for impairment, and for which impairment loss is or continues to be recognized, are not included in any group of financial assets to be tested for impairment.

When there is clear evidence of impairment, the impairment loss is measured as the difference between the asset book value and the present value of the estimated future cash flows (excluding future credit losses expected but not incurred). The present value of future cash flows is discounted at the original effective interest rate for the financial asset.

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2014 and 2013

(In thousands of reais, unless otherwise stated)

The asset book value is decreased by a provision and the loss amount is recognized in the income statement. Loans, jointly with the corresponding provision, are written off when there is no realistic perspective of its future recovery and all guarantees have been realized or transferred to the Company. If, in a subsequent year, the estimated impairment loss increases or decreases as a consequence of an event occurred after the impairment loss recognition, the previously recognized loss is increased or decreased in order to adjust the provision. In case a written-off amount is recovered in the future, this recovery is recognized in the income statements.

Investments available for sale

The Company assesses at the balance sheet date whether there is objective evidence that an investment is impaired

For investment in securities classified as available for sale, objective evidence include a significant and prolonged loss in fair value of investments, below their book value.

When there is evidence of impairment loss, the accumulated loss, measured by the difference between acquisition cost and the current fair value, less impairment loss are recognized directly in P&L, is reclassified from equity to P&L. Increases in their fair value after impairment are recognized directly in other comprehensive income.

As for debt securities classified as available for sale, impairment loss is determined based on the same criteria used for financial assets at amortized cost. However, the impairment amount recorded is the cumulative loss measured by the difference between amortized cost and the current fair value, less any impairment loss in the investment previously recognized in the income statements.

Interest continues to be computed at the effective interest rate used to discount future cash flows for impairment. Interest income is recorded as financial income. When, in a subsequent year, the fair value of a debt instrument increases, and this increase can be objectively related to an event occurred after the recognition of the impairment loss in the income statements, the impairment loss is maintained in the income statements.

k.3) Financial liabilities

Initial recognition and measurement

Upon initial recognition, the Company determines the classification of its financial liabilities among the following possibilities: financial liabilities at fair value through profit or loss, loans and financing, trade accounts payable, or derivatives classified as hedge instruments, according to the transaction nature

Financial liabilities are initially recognized at fair value, and in the case of loans and financing, plus directly related transaction charges.

Company's financial liabilities include trade accounts payable and other accounts payable, loans and financing agreements, and derivative financial instruments.

Subsequent measurement

Measurement of financial liabilities depends on their classification, which can be as follows:

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2014 and 2013

(In thousands of reais, unless otherwise stated)

Financial liabilities at fair value through profit or loss: these include financial liabilities determined upon initial recognition at fair value through profit or loss. This category includes derivative financial instruments contracted by the Company which do not meet the hedge accounting criteria set out by the corresponding standard.

The Company did not record any financial liability at fair value through profit or loss upon initial recognition.

Loans and financing: After initial recognition, loans and financing subject to interest are subsequently measured at amortized cost, using the effective interest rate method. Gains and losses are recognized in the income statement when the liabilities are derecognized, as well as over the amortization process, by using the effective interest rate method.

Derecognition (write-off)

Financial liabilities are written off when the obligation thereunder is discharged, cancelled or expired.

When an existing financial liability is replaced by another of the same amount with substantially different terms, or the terms of an existing liability are significantly changed, this replacement or change is treated as write-off of the original liability with recognition of a new liability, the difference in the respective carrying amount being recognized in the income statement.

k.4) Financial instruments – net

Financial assets and liabilities are presented net in the balance sheet if, and only if, there is a current enforceable legal right of offsetting the amounts recognized and if there is the intention to offset or realize the asset and settle the liability simultaneously.

k.5) Fair value of financial instruments

The fair value of financial instruments actively traded in organized financial markets is determined based on purchase prices quoted in the market at close of business at balance sheet date, without deduction of transaction costs.

The fair value of financial instruments for which there is no active market is determined by using valuation techniques. These techniques may include the use of recent market transactions (on an arm’s length basis); reference to the current fair value of another similar instrument, analysis of discounted cash flows or other valuation models.

l) Derivative financial instruments and hedge accounting

The Company uses derivative financial instruments, such as currency swap and interest rate and non-deliverable forward, to hedge against exchange variation risks.

Derivative financial instruments used in hedge transactions are initially recognized at fair value when the derivative contract is executed, also being subsequently revalued at fair value. Derivatives are presented as financial assets when the instrument's fair value is positive and as financial liabilities when fair value is negative.

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2014 and 2013

(In thousands of reais, unless otherwise stated)

Any gains or losses from changes in fair value of derivatives over the year are directly posted to the income statements, except for the effective cash flow hedge portion, which is recognized directly in equity, under “Other comprehensive income (loss)”, and subsequently recorded in P&L when the hedge item affects the income.

For the purpose of hedge accounting, hedges are classified as: cash flow hedges and fair value hedges.

At the inception of a hedge relationship, the Company formally designates and documents the hedge relationship to which the Company wishes to apply hedge accounting and the risk management objective and strategy for undertaking the hedge. The documentation includes identification of the hedging instrument, the hedged item or transaction, the nature of the risk being hedged and how the entity will assess the effectiveness of changes in the hedging instrument’s fair value in offsetting the exposure to changes in the hedged item’s fair value or cash flows attributable to the hedged risk.

As for cash flow hedges, the hedge relationship documentation also includes the highly probable forecast nature of the transaction as well as the periods expected to transfer gains or losses arising from hedge instruments from equity to the income statement. Such hedges are expected to be highly effective in achieving offsetting changes in fair value or cash flows and are assessed on an ongoing basis to determine that they actually have been highly effective throughout the financial reporting periods for which they were designated.

The Company’s contracts are classified as cash flow hedges when they protect from changes in cash flows that are attributable to a particular risk associated to a recognized liability that may affect the result of operations, and as fair value hedges when they protect from changes in the fair value of an identified part of certain liabilities that are attributable to a particular risk and may affect the result of operations.

Cash flow hedges

Cash flow hedges meeting the recording criteria are accounted for as follows: (i) the portion of gain or loss from the hedge instrument determined as effective hedge shall be recognized directly in equity (in other comprehensive income), and (ii) the ineffective portion of gain or loss from the hedge instrument shall be recognized in the income statement.

When the Company’s documented risk management strategy for any given hedge relationship excludes from the hedge effectiveness evaluation any particular component of gain or loss or the corresponding cash flows from the hedge instrument, that gain or loss component is recognized in financial income (expenses).

Amounts recorded in other comprehensive income are immediately transferred to the income statement when the hedged transaction affects P&L, for example, when the hedged financial income or expenses are recognized or when a sale is likely to occur. When a hedged item is the cost of a non-financial asset or liability, amounts recorded in equity are transferred at their initial book value to non-financial assets and liabilities.

If the hedging instrument expires or is sold, terminated or exercised without replacement or rollover (as part of the hedging strategy), or if its designation as a hedge is revoked, or when the hedge fails to meet the hedge accounting criteria, any cumulative gain or loss previously recognized in other comprehensive income remains separately in equity until the forecast transaction occurs or the firm commitment is fulfilled

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2014 and 2013

(In thousands of reais, unless otherwise stated)

Fair value hedges

Fair value hedges meeting the recording criteria are accounted for as follows: (i) gain or loss from changes in fair value of a hedge instrument shall be recognized in the income statement as finance costs; and (ii) gain or loss from a hedged item attributable to the hedged risk shall adjust the recorded amount of the hedged item to be recognized in the income statement, as finance costs.

For fair value hedges relating to items carried at amortized cost, any adjustment to carrying amount is amortized through profit or loss over the remaining term of the hedge using the effective interest method. The effective interest rate amortization may begin as soon as an adjustment exists and no later than when the hedged item ceases to be adjusted for changes in its fair value attributable to the risk being hedged.

If the hedged item is derecognized, the unamortized fair value is recognized immediately in profit or loss.

When an unrecognized firm commitment is designated as a hedged item, the subsequent cumulative change in the fair value of the firm commitment attributable to the hedged risk is recognized as an asset or liability with a corresponding gain or loss recognized in profit and loss.

Classification into current and noncurrent

Derivative instruments are classified as current or noncurrent, or segregated into short and long term as follows:

•  When a Company keeps a derivative as economic hedge (and does not apply the hedge accounting) for a period over 12 months after the balance sheet date, such derivative is classified as noncurrent (or segregated into current and noncurrent portions), in line with the classification of the corresponding item.

•  Derivative instruments that are designated as effective hedging instruments are classified consistently with the classification of the underlying hedged item

The derivative instrument is segregated into current and noncurrent portions only when amounts can be reliably allocated.

m) Fair value measurement

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurement is based on the assumption that the transaction to sell the asset or to transfer the liability will take place either:

• In the principal market for the asset or liability; or

• In the absence of a principal market, in the most advantageous market for the asset or liability.

The Company must have access to the principal (or most advantageous) market.

The fair value of an asset or liability is measured based on the assumption that market participants would use to define the price of an asset or liability, assuming that market participants act in their best economic interest.

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2014 and 2013

(In thousands of reais, unless otherwise stated)

A fair value measurement of a non-financial asset takes into account a market participant’s ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

The Company uses valuation techniques that are appropriate in the circumstances and for which sufficient data is available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

All assets and liabilities that are measured or disclosed at fair value in the individual and consolidated financial statements are classified within the fair value hierarchy, as described below, based on the lowest level input that is significant to the overall fair value measurement:

Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: valuation techniques for which the lowest level input that is significant to the fair value measurement is either directly or indirectly observable.

Level 3: valuation techniques for which the lowest level input that is significant to the fair value measurement is not observable.

For assets and liabilities recognized in the financial statements on a recurring basis, the Company determines whether there have been transfers among hierarchy levels, revaluing their categorization (based on the lowest level input that is significant to the entire fair value measurement) at the end of each reporting period.

For fair value disclosure purposes, the Company determined classes of assets and liabilities based on the nature, characteristics and risks of the asset or liability and their fair value hierarchy level, as described above.

For the year ended December 31, 2014, there were no transfers between Level 1 and Level 2 fair value assessments. The Company does not have financial instruments with Level 3 fair value assessments (Note 33).

n) Borrowing costs

Borrowing costs that are directly attributable to the acquisition, construction or production of an asset that necessarily takes a period of time of over 18 months to get ready for its intended us or sale form part of the cost of that asset.

Other borrowing costs are recognized as an expense for the period in which they are incurred. Borrowing costs include interest and other costs incurred by an entity in connection with the borrowing of funds.

o) Interest on equity and dividend

Interest on equity

Brazilian legislation allows companies to pay interest on equity, which is similar to payment of dividend; however, this is deductible for income tax calculation purposes. The amount accrued by the Company in its accounting records in compliance with Brazilian tax law is matched against the financial expenses account in the income statement for the year and, for the presentation of these financial statements, such expense is reversed against a direct charge to equity, resulting in the same accounting treatment adopted for dividend. The distribution of interest on equity to shareholders is subject to withholding income tax at a 15% rate.

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2014 and 2013

(In thousands of reais, unless otherwise stated)

Dividend

Minimum mandatory dividends are presented in balance sheets with legal obligations (provisions in current liabilities). Excess dividends to this minimum, not yet approved by shareholders’ meeting, are presented as reserve of dividends in equity. After approval by the shareholders' meeting, excess dividends are transferred to current liabilities, recorded as legal obligations.

p) Provisions

General

Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation, and such obligation can be reliably estimated. Provisions are adjusted at balance sheet date considering the probable amount of loss and the nature of each contingency.

Provisions for contingencies are presented at their gross amount, less the corresponding judicial deposits, and are classified as provisions for civil, labor, tax and regulatory contingencies. Judicial deposits are classified as assets if the conditions required for their net presentation with the provision are not available.

Provisions for civil, labor, tax and regulatory legal claims

The Company is party to labor, tax, civil and regulatory administrative and legal proceedings and set up a provision for contingencies whose likelihood of loss was estimated as probable. Assessment of the likelihood of loss includes an evaluation of available evidence, the hierarchy of laws, available case law, recent court decisions and their relevance in the legal system, as well as the opinion of legal advisers. Provisions are reviewed and adjusted considering changes in existing circumstances, such as the applicable statutes of limitation, tax audit conclusions, or additional exposures identified based on new matters or court decisions.

Provision for decommissioning of assets

This refers to costs to be incurred due to the return to the owners of the sites (locations intended for tower and equipment installation at leased property) under the same conditions at the time of execution of the initial lease agreement.

These costs are provided at the present value of expected costs to settle the obligation using estimated cash flows and are recognized as part of the cost of the particular asset. The cash flows are discounted at a current pre-tax rate that reflects the risks specific to decommissioning of assets. The financial effect of the discount is expensed as incurred and recognized in the income statement as a finance cost. The estimated future costs of demobilization are reviewed annually and adjusted as appropriate. Changes in the estimated future costs or in the discount rate applied are added to or deducted from the cost of the asset.

Contingent liabilities recognized in a business combination

A contingent liability recognized in business combination is initially measured at fair value.

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2014 and 2013

(In thousands of reais, unless otherwise stated)

q) Taxes

Current taxes

Current tax assets and liabilities for the last and prior years are measured at the expected amount recoverable from or payable to tax authorities. The tax rates and laws used in calculating the amounts referred to above are those in effect at year end. In the balance sheet, current taxes are presented net of prepayments throughout the year.

Current income and social contribution taxes related to items posted directly to equity are recognized in equity. Management periodically assesses the tax position of situations in which tax regulation requires interpretation, and sets up provisions therefore when appropriate.

Deferred taxes

Deferred tax is generated from temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts.

Deferred tax assets are recognized for all deductible temporary differences, unused tax credits and losses, to the extent that taxable profit is likely to be available for realization of deductible temporary differences, and unused tax credits and losses are likely to be used, except: (i) when the deferred tax asset related to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction other than a business combination and does not impact, at the transaction date, the book profit or income or loss for tax purposes; and (ii) on deductible temporary differences related to investments in subsidiaries, where deferred tax assets are recognized only to the extent that it is probable that temporary differences will be reversed in the near future and taxable profit will likely be available so that temporary differences can be used.

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized. Derecognized deferred tax assets are reassessed at each reporting date and are recognized to the extent that it has become probable that future taxable profits will allow the deferred tax asset to be recovered.

Deferred tax liabilities are recognized on all temporary tax differences, except: (i) when the deferred tax liability arises from initial recognition of goodwill, or an asset or liability in a transaction other than a business combination, and does not affect book profit or tax income or loss on the transaction date; and (ii) on temporary tax differences related to investments in subsidiaries, in which temporary difference reversal period can be controlled and temporary differences are not likely to be reversed in the near future.

Deferred tax assets and liabilities are measured at the tax rate expected to be applicable for the year the asset will be realized or the liability will be settled, based on tax rates (under the tax law) published as of year-end.

Deferred tax assets and liabilities are not discounted to present value and are classified in the balance sheet as noncurrent, regardless of the expected realization.

The tax effects of items posted directly to equity are also recognized in equity. Deferred tax items are recognized in the statement of comprehensive income or posted directly to equity, according to the transaction from which the deferred tax stems.

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2014 and 2013

(In thousands of reais, unless otherwise stated)

Deferred tax assets and liabilities are stated net if there is a legal or constructive right to offset tax assets against tax liabilities and the deferred taxes are related to the same taxable entity and subject to the same tax authority.

Sales taxes

Revenue from services rendered is subject to State Value-Added Tax (ICMS) or Service Tax (ISS) at the rates in force in each area and to PIS and COFINS taxation on a cumulative basis for revenue from telecommunication services, at 0.65% and 3.00%, respectively. Other revenue earned by the Company, including revenue from resale of goods, on a noncumulative basis, is taxed at 1.65% and 7.60% for PIS and COFINS, respectively, and by ICMS at the rates in force in each State.

Prepayments or recoverable amounts are stated in current or noncurrent assets, based on their estimated realization.

Law No. 12973/14

On May 13, 2014, Law No. 12973/14 was published, as a result from the conversion of Provisional Executive Order No. 627/13 into law. This law governs the tax effects arising from the adjustment of the accounting practices adopted in Brazil to the IFRS, and revokes the Transition Tax Regime (“RTT”), introduced by Law No. 11941/09.

Revenue Procedure No. 1499, of October 15, 2014, published in the Brazilian Official Gazette (DOU) on October 16, 2014, determined that the December 2014 Federal Tax Debt and Credit Return (DCTF) will be the basis for expressing the adoption, for calendar year 2014, of the rules contained in articles 1, 2 and 4 to 70 or rules set forth in articles 76 to 92 of Law No. 12973, of May 13, 2014.

The Company’s option to adopt the application of the rules in articles 1, 2 and from 4 to 70 of this law was reported to the Brazilian IRS in the August 2014 DCTF, filed in October 2014, which can be changed or adjusted in the December 2014 DCTF. (Note 27)

r) Other assets and liabilities

An asset is recognized in the balance sheet when its future economic benefits are likely to flow to the Company, and its cost can be reliably measured.

A liability is recognized in the balance sheet when the Company has a legal obligation or obligation resulting from a past event, and will probably require an economic resource to settle it.

Assets and liabilities are presented in the balance sheet based on the current/noncurrent classification. An asset is classified as current when:

•      It is expected to be realized or is intended to be sold or used in the ordinary operational cycle;

•      It is mainly held for trading purposes;

•      It is expected to be realized within 12 months from the reporting period; or

•      cash and cash equivalents, unless there are restrictions upon exchange thereof, i.e., when it is used to settle a liability within 12 months after the reporting period.

All other assets are classified as noncurrent.

A liability is classified as current when:

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2014 and 2013

(In thousands of reais, unless otherwise stated)

•      It is expected to be settled in the ordinary operational cycle;

•      It is mainly held for trading purposes;

•      It is expected to be settled within 12 months from the reporting period; or

•      There is no unconditional right to defer settlement of the liability for at least 12 months after the reporting period.

All other liabilities are classified as noncurrent.

s) Present value adjustment of assets and liabilities

Current and noncurrent monetary assets and liabilities are adjusted to present value when their effect is considered material in relation to the overall financial statements. Present value adjustment is calculated considering contractual cash flows and the explicit, sometimes implicit, interest rates of the corresponding assets and liabilities.

Therefore, interest rates accrued on revenues, expenses and costs associated with these assets and liabilities are discounted with a view to recognizing them on an accrual basis. This interest is subsequently reallocated to financial income and expenses in P&L by using the effective interest method in relation to contractual cash flows. Implicit interest rates applied were determined based on assumptions and are considered accounting estimates.

t) Government grants and assistance

Government grants are recognized when there is reasonable certainty the benefit will be received and that all related conditions will be fulfilled. When the benefit refers to an expense item, it is recognized over the benefit period, on a systematic basis in relation to the costs which the benefit aims to be offset.

When the Company receives non-monetary benefits, the asset and the benefit are recorded at nominal value and reflected in P&L over the expected useful life of the asset, at equal annual installments. The loan or assistance is initially recognized or measured at fair value. A government grant is measured as the difference between the initial carrying amount of the loan and proceeds therefrom. A loan is subsequently measured in accordance with the accounting policy.

When loans or similar assistance are provided by governments or related institutions, with an interest rate below the current applicable market rate, the effect of this favorable interest is regarded as a government grant.

The financing lines with the Brazilian Development Bank (BNDES), with interest rates not exceeding those prevailing in the market, under the scope of IAS 20/CPC 7, are recorded at fair value based on market rates. Adjustment arising from the comparison of the amount measured based on the rate agreed upon is accounted for as deferred revenue (Note 20).

u) Revenue recognition

Revenues substantially correspond to value of considerations received or receivable arising from the provision of telecommunications services and sale of goods, and are presented net of taxes, discounts and returns (in case of sale of goods) thereon. Revenues and expenses are computed on an accrual basis.

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2014 and 2013

(In thousands of reais, unless otherwise stated)

Revenue is recognized when it is probable that future economic benefits will flow to the Company, when it can be reliably measured, costs incurred in the transaction can be measured, the risks and rewards have been substantially transferred to the buyer and when specific criteria have been met for every activity of the Company.

The Company assessed its revenue arrangements against specific criteria in order to determine if it is acting as principal or agent, and eventually concluded that it is acting as a principal in all of its revenue arrangements.

Consolidated revenues of the Company comprise basically telecommunication services regarding voice, data and additional telecommunication services that are offered to customers through fixed-price traffic packs (paid on a monthly basis) or based on customers’ consumption, remuneration for network usage and sales of goods.

Recognition of revenues from telecommunication services

Revenues from telecommunication services provided are recorded on an accrual basis based on the amounts agreed upon. Local and long-distance calls are billed by the measurement process under the legislation in force. The services billed on fixed monthly amounts are calculated and accounted for on a straight-line basis. Unbilled revenues from the last billing up to the balance sheet date are recognized in the month in which the service is provided.

Revenues related to public phone cards sales and related to pre-paid mobile recharge credits, as well as taxes payable due are deferred and recognized in the income statement to the extent services are effectively provided.

Revenues from equipment lease contracts classified as finance lease agreement are recognized in installation of equipment upon effective transfer of risk. Revenue is recognized at present value of future minimum payments provided for in the contract.

Revenues from services are basically subject to the following indirect taxes: ICMS or ISS (as applicable), PIS and COFINS.

Recognition of revenue and cost of sales

Revenues and cost of sales (mobile phones, simcards and accessories) are recorded when risks and rewards inherent in such goods are transferred to buyer.

Sales made in own stores are recognized upon sale to end consumer. Revenues and costs of sales made by dealers are recognized in the P&L when the device is activated, limited to 90 days after the date of sale.

Customer loyalty program

The Company has a loyalty points program that enables customers to accumulate points when they pay bills regarding the usage of the services offered. The accumulated points may be exchanged for telephone sets or services, conditional upon obtaining a minimum balance of points by customer. The consideration received is allocated to the cost of sales or services at fair value. The fair value of points is determined by dividing the amount of discount granted by the number of points necessary for the redemption based on the points program. The portion of revenue related to the fair value of the accumulated balance of points generated is deferred and recognized as revenue upon redemption of points.

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2014 and 2013

(In thousands of reais, unless otherwise stated)

The number of points to be accounted for is determined through statistical techniques that consider assumptions and historical data on expected redemption rates, expiration percentage and cancellation of points, among others. These estimates are subject to variations and uncertainties due to changes in the behavior of customers’ redemptions (Note 20).

Membership fee and promotional campaigns

Participation fees paid for promotional campaigns by customers of the Company are deferred and recorded in P&L throughout the duration of such campaign.

Agreements combining more than one element

Commercial packages offered by the Company that combine different elements are analyzed to determine whether it is necessary to separate the different elements identified, adopting the recognition criterion that is most adequate to each situation. Total revenue generated by the package sale is distributed among its elements, based upon their relative fair values.

The fair value determination of each element then identified implies the need for complex estimates given the nature of the business.A possible change in fair values estimates could affect the distribution of revenues between components and consequently the deferred revenues

v) Financial income and expenses

These include interest, and monetary and exchange variations arising from short-term investments, derivative transactions, loans, financing, debentures, present value adjustments of transactions that generate monetary assets and liabilities and other financial transactions. These are recognized on an accrual basis when earned or incurred by the Company.

For all financial instruments measured at amortized cost and interest-bearing financial assets classified as available for sale, interest income or expense is recognized using the effective interest rate method, which is the rate that exactly discounts the estimated future cash payments or receipts through the expected life of the financial instrument or a shorter period, where appropriate, to the net carrying amount of the financial asset or liability.

w) Post-retirement benefit plans

The Company individually sponsors pension funds of post-retirement benefits for active and retired employees, in addition to a multiemployer supplementary retirement plan and health care plan to former employees. Contributions are determined on an actuarial basis and recorded on an accrual basis. Benefit plans are determined based on actuarial evaluations at each year end, in order to ensure that the contributions are sufficient to set up the required reserve for both current and future commitments.

Actuarial liabilities related to defined benefit plans were calculated using the projected unit credit method. Actuarial gains and losses are recognized immediately in equity (in other comprehensive income).

For plans with defined contribution characteristics, the obligation is limited to the payment of contributions, which are recognized in the P&L of the respective years.

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2014 and 2013

(In thousands of reais, unless otherwise stated)

The asset or liability related to defined benefit plan to be recognized in financial statements correspond to the present value of the obligation for the defined benefit (using a discount rate based on long-term National Treasury Notes “NTNs”), less fair value of plan assets that will be used to settle the obligations. Plan assets are assets held by a privately-held supplementary pension plan entity. Plan assets are not available to the Company’s creditors and cannot be paid directly to the Company. The fair value is based on information on market prices and, in case of securities quoted, on purchase price disclosed. The value of any defined benefit asset then recognized is limited to the present value of any economic benefits available as a reduction in future plan contribution from the Company.

Actuarial costs recognized in the income statement are limited to the service cost and cost of interest on the defined benefit plan obligation. Any changes in measurement of plan assets and obligations are initially recognized in other comprehensive income, and immediately reclassified to P&L.

x) Significant accounting judgments, estimates and assumptions

The preparation of the financial statements requires management to make judgments, estimates and assumptions supported by valuation bases used in accounting estimates. Accounting estimates involved in the preparation of the financial statements were based on both objective and subjective factors, and in line with management's judgment for determination of appropriate amounts to be recorded in the financial statements.

However, the uncertainty involving these estimates may result in amounts significantly different from those recorded in the financial statements due to the criteria inherent in their estimate process.

Significant assumptions concerning sources of uncertainty in future estimates and other significant sources of estimation uncertainty at the balance sheet date, involving a significant risk of causing a material adjustment to the carrying amount of assets and liabilities,  are as follows:

Impairment of non-financial assets

Impairment loss exists when the carrying amount of an asset or cash-generating unit (CGU) exceeds its recoverable amount, which is the higher of fair value less cost to sell and value in use. The calculation of fair value less cost to sell is based on information available on transactions for sale of similar assets or market prices less additional costs to dispose of the asset. The calculation of value in use is based on the discounted cash flow model. The recoverable amount is sensitive to the discount rate used in the discounted cash flow method, as well as expected future cash receipts and growth rate used for extrapolation purposes.

The Company periodically analyzes the performance of the defined CGUs in order to identify possible impairment of goodwill. Determination of the recoverable amount of the CGU to which goodwill is allocated also includes the use of assumptions and estimates and requires a significant level of judgment and criterion.

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2014 and 2013

(In thousands of reais, unless otherwise stated)

Post-retirement benefit plans

The cost of pension plans with defined post-employment and other health care benefits and the present value of pension plan obligations are determined using actuarial valuation methods. The actuarial valuation involves the use of assumptions about discount rates, future salary increases, mortality rates and future increases in retirement and pension benefits. The defined benefit obligation is highly sensitive to changes in these assumptions. All assumptions are reviewed on an annual basis.

The mortality rate is based on actuarial tables available in the country. Future increases in salaries and retirement and pension benefits are based on expected future inflation rates for the country.

Fair value of financial instruments

If there is not a quoted market price for the financial assets and liabilities stated in the balance sheet, fair value must be measured using another valuation technique, including the discounted cash flow method. Data for these methods are based on those adopted in the market, whenever possible. However, when this is not feasible, certain level of judgment is required for fair value determination. Judgment includes considerations about the data used, such as liquidity risk, credit risk and volatility. Changes in assumptions about these factors can affect the fair value reported in financial instruments.

Property, plant and equipment, and finite-lived intangible assets

The accounting treatment of investment in fixed and intangible assets includes estimating useful life period for depreciation purposes and the fair value at the date of acquisition, particularly for assets acquired in business combinations.

Useful life determination requires estimates regarding the expected technological developments and alternative uses of assets. The hypotheses related to the technological aspect and its future development imply a significant level of analysis, considering the difficulties in forecasting time and nature of future technological changes.

Where impairment is identified in the amount of tangible and intangible assets, an adjustment to such amount is recorded in the income statement for the period. The need to record impairment loss is determined by means of estimates that include, among others, the analysis of the possible impairment causes and the estimated amount thereof. In this regard, factors such as technological obsolescence, suspension of certain services and other changes are also considered in circumstances that demonstrate the need to record a possible impairment.

Revenue recognition – Customer loyalty program

The Company estimates the fair value of points awarded under the customer loyalty program by applying statistical techniques. Inputs to the model include making assumptions about expected redemption rates, the mix of products that will be available for redemption in the future and customer preferences. As points issued under the program do not expire, such estimates are subject to significant uncertainty.

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2014 and 2013

(In thousands of reais, unless otherwise stated)

Taxes

There are uncertainties related to the interpretation of complex tax regulations and to the amount and time of future taxable profits. The Company set up provisions, based on applicable estimates, for possible consequences of audits conducted by tax authorities with jurisdiction over it. The amount of these provisions is based on various factors, such as past tax audit experience and different interpretations of tax regulations by the taxable entity and by the relevant tax authority. These different interpretations may arise in a wide variety of matters, depending on the conditions prevailing in the respective domicile of the Company.

The Company evaluates the recoverability of deferred tax asset based on estimates of future profits. This recoverability ultimately depends on the ability of the Company to generate taxable profits over the period in which the deferred tax asset is deductible. The analysis considers the reversal period of deferred tax liabilities, as well as estimates of taxable profits, based on updated internal projections reflecting the latest trends.

Determining the proper classification of the tax items depends on several factors, including an estimate of the period and the realization of the deferred tax asset and the expected date of payments of these taxes. The actual flow of receipt and shipment of income tax could differ from estimates made by the Company, as a result of changes in tax laws or of unexpected future transactions that may impact tax balances.

Provisions for tax, labor, civil and regulatory proceedings

Provisions are recognized when the Company has a present obligation arising from a past event, settlement of which requires an outflow of resources rated as probable and can be reliably estimated. This obligation can be legal or constructive, derived from, among other factors, regulations, contracts, customary practices or public commitments that expose third parties to a valid expectation that the Company will assume certain responsibilities. The determination of the provision is based on the best estimate of the disbursement required to settle the corresponding obligation, considering the information available as of the closing date, including the opinion of independent experts, such as legal advisers.

y) Functional and reporting currency

The Company’s functional and reporting currency is the Brazilian real. Transactions in foreign currency were translated at the exchange rate in force as of the date the transaction. Assets and liabilities stated in foreign exchange were translated at the exchange rate in force at the balance sheet date. The exchange rate variations arising from transactions in foreign currencies are recognized in P&L as financial income or expenses. Gains and losses due to conversion of foreign investments are recognized in the statement of comprehensive income.

z) Translation of transactions denominated in foreign currency

Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency (real) at the exchange rate (fx rate) in force as of the transaction date and subsequently re-measured based on the fx rate effective as of the reporting date which, at December 31, 2014 was: US$1.00 = R$2.6562, €1.00 = R$3,224892,  and as of December 31, 2013, was: US$1.00 = R$2.3426, €1.00 = R$3.23068. Gains and losses resulting from the translation of these assets and liabilities between the foreign exchange rate prevailing at the transaction and reporting dates are recognized in the income statement.

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2014 and 2013

(In thousands of reais, unless otherwise stated)

aa) Employee profit sharing

The Company has obligations arising from employment contracts, recognizing these provisions during the year. Provisions are recorded to recognize the expense regarding employee profit sharing. These provisions are calculated based on qualitative and quantitative goals set by management and accounted for in specific accounts according to their function in groups of Cost of services, Selling expenses and General and administrative expenses.

ab) Share-based payments

The Company measures the cost of transactions settled with employees and officers based on shares issued by parent company Telefónica S.A., by reference to the fair value of the shares at the date at which they are granted, using the binomial valuation model. This fair value is charged to the income statement over the period until the vesting date.

ac) Treasury stocks

These are own equity instruments that were reacquired (treasury stock), recognized at cost, within equity. No gains or losses are recognized in the income statement upon purchase, sale, issue or cancellation of the Company's own shares.

ad) Segment information

Business segments are defined as components of a company for which separate financial information is available and regularly assessed by the operational decision-taking professional in decisions on how to allocate funds to an individual segment and in the assessment of segment performance. Considering that: (i) all officers and managers' decisions are based on consolidated reports; (ii) the Company and subsidiary’s mission is to provide its customers with quality telecommunications services; and (iii) all decisions related to strategic planning, finance, shopping, short- and long-term investments are made on a consolidated basis, the Company and subsidiary operate in a single operating segment, namely the provision of telecommunications services.

ae) Statement of cash flows and statement of value added

The statement of cash flows was prepared in accordance with IAS 7/CPC 03 – Statement of Cash Flows using the indirect method, and reflects the changes in cash for the years reported.

Regarding of the 700 MHz license acquisition on December 08, 2014, in the total amount of R$2,770,320 (note 1 b.2), R$1,112,818 had no impact in cash for the year ended December 31, 2014 considering that it will be paid in installments.

The statement of value added (SVA) is shown as supplementary information, in compliance with Brazilian Corporation Law and was prepared in accordance with CPC09 – Statement of value added. The purpose of the statement of value added is to disclose the wealth generated by the Company during the year and the wealth distribution among its stakeholders.

4)  CASH AND CASH EQUIVALENTS

	Company		Consolidated
	12.31.14	12.31.13	12.31.14	12.31.13
Cash and banks	63,136	101,094	64,010	101,921
Short-term investments	3,772,168	6,210,205	4,628,679	6,442,015
Total	3,835,304	6,311,299	4,692,689	6,543,936

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2014 and 2013

(In thousands of reais, unless otherwise stated)

Short-term investments basically correspond to Bank Deposit Certificates (CDB), which are pegged to the Interbank Deposit Certificate (CDI) rate variation, are highly liquid and are kept with first-tier financial institutions.

5) TRADE ACCOUNTS RECEIVABLE, NET

	Company		Consolidated
	12.31.14	12.31.13	12.31.14	12.31.13
Billed amounts	4,957,574	3,982,200	5,538,184	4,487,412
Unbilled amounts	1,868,376	1,751,226	1,997,798	1,885,908
Interconnection amounts	991,752	872,678	991,752	859,894
Accounts receivable to related parties (Note 29)	157,306	129,062	115,048	98,353
Trade accounts receivable – gross	7,975,008	6,735,166	8,642,782	7,331,567
Estimated impairment losses	(1,313,956)	(1,033,665)	(1,619,316)	(1,271,622)
Total	6,661,052	5,701,501	7,023,466	6,059,945

Current	6,470,764	5,541,023	6,724,061	5,802,859
Noncurrent	190,288	160,478	299,405	257,086

Consolidated balances of noncurrent trade accounts receivable included:

•      At December 31, 2014, R$190,288 (R$160,478 at December 31, 2013), referring to the business model of resale of goods to legal entity, receivable within 24 months. At December 31, 2014, the impact of the adjustment to present value was R$29,872 (R$ 18,174 at December 31, 2013).

•      At December 31, 2014, R$109,117 (R$ 96,608 at December 31, 2013) referring to "Soluciona TI", traded by TData, which consists in lease of IT equipment to small and medium-size companies and receipt of fixed lease payments over the contractual term. Considering the contractual terms, the product was classified as Finance Lease.

The aging list of trade accounts receivable, net of the impairment, is as follows:

	Company		Consolidated
	12.31.14	12.31.13	12.31.14	12.31.13
Falling due	4,853,376	4,131,549	5,107,714	4,398,791
Overdue from 1 to 30 days	914,709	756,787	970,086	795,389
Overdue from 31 to 60 days	318,552	266,192	328,367	289,783
Overdue from 61 to 90 days	207,542	162,436	243,981	166,105
Overdue from 91 to 120 days	75,895	59,244	73,962	62,122
Overdue for more than 120 days	290,978	325,293	299,356	347,755
Total	6,661,052	5,701,501	7,023,466	6,059,945

No customer accounted for more than 10% of net trade accounts receivable as of December 31, 2014 and 2013.

Changes in estimated impairment of trade accounts receivable are as follows:

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2014 and 2013

(In thousands of reais, unless otherwise stated)

	Company	Consolidated
Balance at 12.31.2012	(614,566)	(1,163,047)
Net additions to estimated losses for the year (Note 24)	(480,373)	(741,274)
Write-offs for the year	465,404	632,699
Merger/spin-off at 07.01.13	(404,130)	-
Balance at 12.31.2013	(1,033,665)	(1,271,622)
Net additions to estimated losses for the year (Note 24)	(832,184)	(896,336)
Write-offs for the year	551,893	548,642
Balance at 12.31.2014	(1,313,956)	(1,619,316)

Current and noncurrent trade accounts receivable referring to finance lease of product “Soluciona TI” include the following effects:

	Consolidated
	12.31.14	12.31.13
Present value of receivables	497,523	428,371
Unrealized financial income	7,522	7,058
Gross accounts receivable	505,045	435,429
Provision for impairment	(240,191)	(192,786)
Net accounts receivable	264,854	242,643

Current	155,737	146,035
Noncurrent	109,117	96,608

At December 31, 2014, the aging list of trade accounts receivable, gross for “Soluciona TI” was:

	Consolidated
	Trade accounts receivable, gross	Present value
Falling due up to one year	271,401	271,401
Falling due up to five years	233,644	226,122
Total	505,045	497,523

There are no unguaranteed net book values resulting in benefits to the lessor or contingent payments recognized as revenue for the year.

6)   INVENTORIES, NET

	Company		Consolidated
	12.31.14	12.31.13	12.31.14	12.31.13
Consumer materials	54,847	55,431	55,820	58,492
Materials for resale (a)	441,793	459,949	464,718	498,803
Other inventory items	7,749	6,481	7,749	6,481
Total gross	504,389	521,861	528,287	563,776
Provision for impairment and obsolescence	(45,901)	(52,275)	(48,486)	(58,161)
Total	458,488	469,586	479,801	505,615

(a) Includes, among others, mobile telephones, IT equipment and simcard (chip) in stock.

Changes in estimated impairment losses and inventory obsolescence are as follows:

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2014 and 2013

(In thousands of reais, unless otherwise stated)

	Company	Consolidated
Balance at 12.31.12	(24,908)	(55,776)
Addition to estimated losses for the year	(14,475)	(29,247)
Reversal of estimated losses for the year	21,785	26,862
Merger/spin-off at 07.01.13	(34,677)	-
Balance at 12.31.13	(52,275)	(58,161)
Addition to estimated losses for the year	(27,152)	(31,012)
Reversal of estimated losses for the year	33,526	40,687
Balance at 12.31.14	(45,901)	(48,486)

The cost of sales includes additions/reversals of estimated impairment losses and inventory obsolescence, and are included in the cost of sales (Note 24).

7)   DEFERRED TAXES AND TAXES RECOVERABLE

7.1) Taxes recoverable

	Company		Consolidated
	12.31.14	12.31.13	12.31.14	12.31.13
ICMS (a)	1,686,062	1,908,754	1,696,578	1,911,703
Income and social contribution taxes (b)	597,718	374,096	601,515	377,704
Taxes withheld at source (c)	115,445	174,015	134,795	188,659
PIS and COFINS	85,662	62,449	86,447	63,816
Other	18,722	17,871	23,532	18,468
Total	2,503,609	2,537,185	2,542,867	2,560,350

Current	2,163,404	2,168,797	2,202,662	2,191,962
Noncurrent	340,205	368,388	340,205	368,388

(a)  This includes credits arising from acquisition of property and equipment (subject to offsetting in 48 months), in ICMS refund request, which was paid under invoices later cancelled, for the rendering of services, tax substitution, rate difference, among others.

(b)  These mainly refer to prepayments of income and social contribution taxes, which will be offset against federal taxes to be determined in the future.

(c)  These refer to credits on Withholding Income Tax (IRRF) on short-term investments, interest on equity and others, which are used as deduction in operations for the period and social contribution tax withheld at source on services provided to public agencies.

7.2) Deferred taxes

Deferred income and social contribution tax assets are computed considering expected generation of taxable profit, which were based on a technical feasibility study, approved by the Board of Directors.

Deferred taxes were determined considering future realization, as follows:

(a)   Income and social contribution tax losses: this represents the amount recorded, which, according to the tax legislation in Brazil, can be offset to the limit of 30% of the tax bases computed for the following years, with no expiry date.

(b)   Merged tax credit: Represented by tax benefits arising from corporate restructuring of goodwill for expected future profitability, whose tax use follows the limit set forth in tax legislation.

(c)   Income and social contribution taxes on temporary differences: amounts will be realized upon payment of provisions, effective impairment loss on trade accounts receivable, or realization of inventories, as well as upon reversal of other provisions.

Significant components of deferred income and social contribution taxes are as follows:

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2014 and 2013

(In thousands of reais, unless otherwise stated)

	Company
	Balances at 12.31.12	Income statements	Equity (Comprehensive income)	Merger / spin-off at 07/01/13	Balances at 12.31.13	Income statements	Equity (Comprehensive income)	Balances at 12.31.14
Deferred tax assets
Income and social contribution tax losses (a)	21,290	101,031	-	-	122,321	(52,157)	-	70,164
Merged tax credit (b)	9,461	(9,461)	-	-	-	-	-	-
Income and social contribution taxes on temporary differences (c)
Provisions for labor, tax and civil contingencies	805,557	162,661	-	354,026	1,322,244	132,105	-	1,454,349
Post-employment retirement plans	126,605	9,854	-	7,078	143,537	12,689	-	156,226
Provision for impaiment - accounts receivable	93,442	24,908	-	122,853	241,203	62,729	-	303,932
Provision for modem and other PP&E item losses	7,467	(6,152)	-	163,203	164,518	3,175	-	167,693
Profit sharing	34,888	11,784	-	24,615	71,287	73,772	-	145,059
Accelerated accounting depreciation	128,070	(74,296)	-	100,407	154,181	(138,806)	-	15,375
Provision for impairment - inventories	8,469	(2,070)	-	4,485	10,884	(870)	-	10,014
Provision for customer loyalty program	-	729	-	30,470	31,199	309	-	31,508
Customer portfolio and trademarks (Note 27)	-	-	-	-	-	311,141	-	311,141
Trade accounts payable and other provisions	62,314	79,216	-	196,928	338,458	98,341	-	436,799
Income and social contribution taxes on other temporary differences	108,448	(61,068)	(36)	110,644	157,988	(23,580)	-	134,408
Total deferred tax assets	1,406,011	237,136	(36)	1,114,709	2,757,820	478,848	-	3,236,668

Deferred tax liabilities
Merged tax credit (b)	(269,514)	(68,021)	-	-	(337,535)	-	-	(337,535)
Income and social contribution taxes on temporary differences (c)
Technology Innovation Law	(209,185)	115,109	-	(214,414)	(308,490)	52,036	-	(256,454)
Exchange variation	(3,383)	3,383	-	-	-	-	-	-
Customer portfolio (Note 27)	(546,383)	84,513	-	-	(461,870)	461,870	-	-
Trademarks and patents (Note 27)	(508,178)	28,630	-	-	(479,548)	479,548	-	-
Licenses	(399,878)	(319,902)	-	-	(719,780)	(268,116)	-	(987,896)
Effects of goodwill generated upon merger of Vivo Part.	(344,927)	(223,411)	-	-	(568,338)	(147,200)	-	(715,538)
Vivo Part. Goodwill	(266,870)	(213,496)	-	-	(480,366)	(208,711)	-	(689,077)
Income and social contribution taxes on other temporary differences	(74,344)	26,052	-	(76,235)	(124,527)	7,605	(92,542)	(209,464)
Total deferred tax liabilities	(2,622,662)	(567,143)	-	(290,649)	(3,480,454)	377,032	(92,542)	(3,195,964)

Total noncurrent assets (liabilities), net	(1,216,651)	(330,007)	(36)	824,060	(722,634)	855,880	(92,542)	40,704

Presented in balance sheets as follows:
Noncurrent deferred tax assets, net	-				-			40,704
Noncurrent deferred tax liabilities, net	(1,216,651)				(722,634)			-

	Consolidated
	Balances at 12.31.12	Income statements	Equity (Comprehensive income)	Balances at 12.31.13	Income statements	Equity (Comprehensive income)	Balances at 12.31.14
Deferred tax assets
Income and social contribution tax losses (a)	21,290	241,625	-	262,915	(169,369)	-	93,546
Merged tax credit (b)	9,461	(9,461)	-	-	-	-	-
Income and social contribution taxes on temporary differences (c)
Provisions for labor, tax and civil contingencies	1,104,065	223,223	-	1,327,288	132,550	-	1,459,838
Post-employment retirement plans	133,371	10,166	-	143,537	12,688	-	156,225
Provision for impaiment - accounts receivable	169,434	76,122	-	245,556	69,516	-	315,072
Provision for modem and other PP&E item losses	210,107	(43,933)	-	166,174	3,532	-	169,706
Profit sharing	62,218	9,730	-	71,948	73,881	-	145,829
Accelerated accounting depreciation	421,768	(267,587)	-	154,181	(138,806)	-	15,375
Provision for impairment - inventories	13,951	(1,066)	-	12,885	(1,992)	-	10,893
Provision for customer loyalty program	28,168	3,031	-	31,199	308	-	31,507
Customer portfolio and trademarks (Note 27)	-	-	-	-	311,141	-	311,141
Trade accounts payable and other provisions	290,199	108,757	-	398,956	103,001	-	501,957
Income and social contribution taxes on other temporary differences	177,382	(19,143)	(926)	157,313	(23,214)	-	134,099
Total deferred tax assets	2,641,414	331,464	(926)	2,971,952	373,236	-	3,345,188

Deferred tax liabilities
Merged tax credit (b)	(269,514)	(68,021)	-	(337,535)	-	-	(337,535)
Income and social contribution taxes on temporary differences (c)
Technology Innovation Law	(416,700)	108,210	-	(308,490)	52,036	-	(256,454)
Exchange variation	(3,383)	3,383	-	-	-	-	-
Customer portfolio (Note 27)	(546,383)	84,513	-	(461,870)	461,870	-	-
Trademarks and patents (Note 27)	(508,178)	28,630	-	(479,548)	479,548	-	-
Licenses	(399,878)	(319,902)	-	(719,780)	(268,116)	-	(987,896)
Effects of goodwill generated upon merger of Vivo Part.	(344,927)	(223,411)	-	(568,338)	(147,200)	-	(715,538)
Vivo Part. Goodwill	(266,870)	(213,496)	-	(480,366)	(208,711)	-	(689,077)
Income and social contribution taxes on other temporary differences	(74,344)	(54,021)	-	(128,365)	7,036	(92,542)	(213,871)
Total deferred tax liabilities	(2,830,177)	(654,115)	-	(3,484,292)	376,463	(92,542)	(3,200,371)

Total noncurrent assets (liabilities), net	(188,763)	(322,651)	(926)	(512,340)	749,699	(92,542)	144,817

Presented in balance sheets as follows:
Noncurrent deferred tax assets, net	1,027,888			210,294			144,817
Noncurrent deferred tax liabilities, net	(1,216,651)			(722,634)			-

The following table presents deferred income and social contribution taxes related to items debited from or credited to equity for the years ended December 31, 2014 and 2013.

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2014 and 2013

(In thousands of reais, unless otherwise stated)

	Company		Consolidated
	12.31.14	12.31.13	12.31.14	12.31.13
Non-realized losses on available-for-sale investment	2,599	4,578	2,599	4,578
Actuarial losses and effect of the asset ceiling on plan surplus	18,817	(6,458)	18,817	(7,348)
Gain (losses) on derivative operations	(113,958)	1,844	(113,958)	1,844
Total	(92,542)	(36)	(92,542)	(926)

Expected terms for realization of deferred taxes, net, are presented below. Amounts are based on projections that may be changed in the future.

	2015	2016	2017	2018	2019	2020 em diante	Total
Company	309,820	283,523	164,059	158,244	173,492	(1,048,434)	40,704
Consolidated	403,481	288,402	164,438	158,623	174,326	(1,044,453)	144,817
Total

8)   JUDICIAL DEPOSITS AND GARNISHMENTS

In some situations, in connection with a legal requirement or presentation of guarantees, judicial deposits are made to secure the continuance of the claims under discussion. These judicial deposits may be required for claims whose likelihood of loss was analyzed by the Company, grounded on the opinion of its legal advisers as a probable, possible or remote loss.

	Company		Consolidated
	12.31.14	12.31.13	12.31.14	12.31.13
Judicial deposits
Labor	1,008,745	1,011,346	1,016,019	1,016,832
Tax	2,647,635	2,348,179	2,665,757	2,364,913
Civil and regulatory (a)	935,842	834,857	936,782	835,966
Total	4,592,222	4,194,382	4,618,558	4,217,711
Garnishments	124,730	96,130	126,667	97,572
Total	4,716,952	4,290,512	4,745,225	4,315,283

Current	202,169	166,928	202,169	166,928
Noncurrent	4,514,783	4,123,584	4,543,056	4,148,355

(a)  At December 31, 2013, the Company reclassified the amount of R$ 37,237 between the groups “Judicial deposits and garnishments” and “Authorization licenses” in current assets and liabilities, respectively.

At December 31, 2014, the Company had a number of tax-related judicial deposits, reaching the consolidated amount of R$2,665,757  (R$2,364,913 at December 31, 2013). In Note 19, we provide further details on issues arising from the main judicial deposits.

A brief description of the main tax-related judicial deposits is as follows:

•         Contribution tax on gross revenue for social integration Program (PIS) and Contribution tax on gross revenue for social security financing (COFINS)

The Company and its subsidiary were involved in disputes related to: (i) claim filed for overpayment of tax credits, not recognized by tax authorities; (ii) tax debt arising from underpayment due to differences in ancillary returns (Federal Tax Debt and Credit Return – DCTF); and (iii) disputes referring to changes in rates and increase in tax bases introduced by Law No. 9718/98.

At December 31, 2014, consolidated judicial deposits amounted to R$33,040 (R$31,162 as of December 31, 2013).

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2014 and 2013

(In thousands of reais, unless otherwise stated)

•         Social Contribution Tax for Intervention in the Economic Order (CIDE)

The Company is involved in legal disputes for the exemption of CIDE levied on offshore remittances of funds arising from agreements for the transfer of technology, brand and software licensing, etc.

At December 31, 2014, consolidated judicial deposits amounted to R$153,759 (R$144,684 as of December 31, 2013).

•         Telecommunications Inspection Fund (FISTEL)

ANATEL collects Installation Inspection Fee (TFI) on extension of licenses granted and on radio base stations, mobile stations and radio links. Such collection results from the understanding of ANATEL that said extension would be a triggering event of TFI and that mobile stations, even if owned by third parties, are also subject to TFI. The Company and its subsidiary challenge aforesaid fee in court..

At December 31, 2014, consolidated judicial deposits amounted to R$929,880 (R$864,487 as of December 31, 2013).

•         Withholding income tax (IRRF)

The Company is involved in disputes related to: (i) exemption of IRRF payment on offshore remittances for out-coming traffic; (ii) exemption of IRRF payment on interest on equity recognized; and (iii) IRRF levied on earnings from rentals and royalties, wage labor and fixed-income investments.

At December 31, 2014, consolidated judicial deposits amounted to R$63,295 (R$59,343 as of December 31, 2013).

•         Corporate Income Tax (IRPJ)

The Company is involved in disputes related to: (i) debts stemming from offsetting of IRPJ overpayments not recognized by the Brazilian IRS; and (ii) requirement of IRPJ estimates and lack of payment – debts in the integrated system of economic and tax information (SIEF); and (iii) underpayment of IRPJ.

At December 31, 2014, consolidated judicial deposits amounted to R$30,325 (R$28,456 as of December 31, 2013).

•         Contribution to Empresa Brasil de Comunicação (EBC)

Sinditelebrasil (Union of Telephony and Mobile and Personal Services) is challenging in court, on behalf of its members, the Contribution to Foster Public Radio Broadcasting payable to EBC, introduced by Law No. 11652/2008. The Company and its subsidiary, as union members, made judicial deposits referring to that contribution.

At December 31, 2014, consolidated judicial deposits amounted to R$672,593 (R$514,127 as of December 31, 2013).

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2014 and 2013

(In thousands of reais, unless otherwise stated)

•         Social Security, Work Accident Insurance (SAT) and Funds to Third Parties (INSS)

The Company is involved in disputes related to: (i) SAT and funds to third parties (INCRA and SEBRAE); (ii) joint responsibility for contract labor; (iii) difference in SAT rate (from 1% to 3%); and (iv) gifts.

At December 31, 2014, consolidated judicial deposits amounted to R$102,820 (R$96,736 as of December 31, 2013).

•         Unemployment Compensation Fund (FGTS)

The Company is involved in a legal discussion aiming to not to pay surtax of 0.5% and 10% for FGTS introduced by Supplementary Law No. 110/2001 levied on deposits made by employers (the proceedings did not result in any reduction of FGTS deposits mad by the Company on behalf of its employees).

At December 31, 2014, consolidated judicial deposits amounted to R$76,459 (R$70,697 as of December 31, 2013).

•         Tax on Net Income (ILL)

The Company is involved in a legal discussion to offset amounts unduly paid for ILL purposes against future IRPJ payments.

On December 19, 2013, the Company settled the debt under discussion by including it in the Federal Tax Recovery Program (REFIS), using the judicial deposit then restricted. The Company is now awaiting conversion into income by the Federal Government.

At December 31, 2014, consolidated judicial deposits amounted to R$54,723 (R$51,648 as of December 31, 2013).

•         Universal Telecommunication Services Fund (FUST)

The Company and its subsidiary petitioned for an injunction in order to have their right declared not to include expenses with interconnection (ITX) and Industrial Use of Dedicated Line (EILD) in FUST tax base, according to Abridgment No. 7, of December 15, 2005, as it does not comply with the provisions contained in sole paragraph of article 6 of Law No. 9998, of August 17, 2000.

At December 31, 2014, consolidated judicial deposits amounted to R$394,489 (R$371,373 as of December 31, 2013).

•         State Value-Added Tax (ICMS)

The Company is involved in disputes related to: (i) ICMS stated but not paid; (ii) ICMS not levied on communication in default; (iii) fine for late voluntary payment of ICMS; (iv) ICMS supposedly levied on access, adhesion, enabling, availability and use of services, as well as supplementary services and additional facilities; (v) right to credit from the acquisition of goods for the property and equipment and electric energy; and (vi) activation cards for pre-paid services; and (vii) disallowance of ICMS credit referring to agreement 39.

At December 31, 2014, consolidated judicial deposits amounted to R$97,278 (R$38,259 as of December 31, 2013).

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2014 and 2013

(In thousands of reais, unless otherwise stated)

•      Other taxes, charges and contributions

The Company is involved in disputes related to: (i) Service Tax (ISS) on non-core services; (ii) Municipal Real Estate Tax (IPTU) not subject to exemption; (iii) municipal inspection, operation and publicity charges; (iv) land use fee; (v) social security contributions related to supposed failure to withhold 11% on several invoices, bills and receipts or service providers engaged for workforce assignment; and (vi) Public Price for Numbering Resource Management (PPNUM) by ANATEL.

 At December 31, 2014, consolidated judicial deposits amounted to R$57,096 (R$93,941 as of December 31, 2013).

9)   PREPAID EXPENSES

	Company		Consolidated
	12.31.14	12.31.13	12.31.14	12.31.13
Advertising and publicity	198,758	167,873	198,758	167,873
Rent	45,318	35,168	45,318	35,168
Insurance	33,594	29,212	35,574	29,733
Financial charges	8,426	11,568	8,426	11,568
Software maintenance, taxes and other	38,817	35,801	41,698	38,308
Total	324,913	279,622	329,774	282,650

Current	300,567	254,743	303,551	257,286
Noncurrent	24,346	24,879	26,223	25,364

10) OTHER ASSETS

	Company		Consolidated
	12.31.14	12.31.13	12.31.14	12.31.13
Receivables from suppliers	114,422	139,563	121,615	139,563
Related-party receivables (Note 29)	318,041	297,198	73,042	97,748
Advances to employees and suppliers	49,827	64,101	50,981	64,991
Subsidy on handset sales	45,850	55,716	45,850	55,716
Pension plan surplus (Note 32)	14,515	17,769	14,653	17,909
Other realizable assets	87,068	86,492	87,280	92,037
Total	629,723	660,839	393,421	467,964

Current	535,020	533,272	298,496	340,171
Noncurrent	94,703	127,567	94,925	127,793

11) INVESTMENTS

A summary of significant financial data of Company investees is as follows.

a)  Investee information

The following table presents investee information, considering the equity interest held by the Company.

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2014 and 2013

(In thousands of reais, unless otherwise stated)

	At December 31, 2014				At December 31, 2013
	Wholly-owned subsidiary	Jointly-controlled subsidiaries			Wholly-owned subsidiary	Jointly-controlled subsidiaries
	TData	Cia ACT	Cia AIX	Aliança Atlântica	TData	Cia ACT	Cia AIX	Aliança Atlântica

Equity interest	100.00%	50.00%	50.00%	50.00%	100.00%	50.00%	50.00%	50.00%

Summary of balance sheets:
Current assets	1,749,933	11	12,728	136,350	1,090,339	11	10,515	139,414
Noncurrent assets	335,735	-	12,134	-	420,253	-	12,441	-
Total assets	2,085,668	11	24,862	136,350	1,510,592	11	22,956	139,414

Current liabilities	883,906	1	3,232	92	688,480	1	2,950	2,200
Noncurrent liabilities	48,611	-	4,546	-	43,823	-	6,076	-
Equity	1,153,151	10	17,084	136,258	778,289	10	13,930	137,214
Total liabilities and equity	2,085,668	11	24,862	136,350	1,510,592	11	22,956	139,414

Investment book value	1,153,151	5	8,542	68,129	778,289	5	6,965	68,607

Summary of income statements:
Net operating income	2,184,241	62	51,077	-	1,253,031	61	32,843	-
Cost of services provided	(1,066,114)	-	(31,530)	-	(965,787)	-	(29,013)	-
Selling expenses	(111,780)	-	-	-	(100,585)	-	-	-
General and administrative expenses	(30,253)	(61)	(5,782)	(129)	(43,173)	(60)	(5,925)	(222)
Other operating income (expenses), net	29,410	(1)	1,569	-	(13,944)	(1)	(105,812)	-
Financial income (expenses), net	110,104	-	1,285	275	21,350	-	891	358
Income (loss) before taxes	1,115,608	-	16,619	146	150,892	-	(107,016)	136
Income and social contributions taxes	(379,920)	-	(2,885)	-	107,871	-	(3,420)	-
Net income (loss) for the year	735,688	-	13,734	146	258,763	-	(110,436)	136

Book value of net income (loss) for the year, recognized as equity pickup	735,688	-	6,867	73	258,763	-	(55,218)	68

b)  Changes in investments

	Balances at 12.31.13	Equity pickup	Dividend and interest on equity declared and approved	Other comprehensive income	Balances at 12.31.14
Equity investments	853,866	742,628	(366,116)	(551)	1,229,827
Wholly-owned subsidiaries	778,289	735,688	(360,826)	-	1,153,151
TData	778,289	735,688	(360,826)	-	1,153,151

Jointly controlled entities	75,577	6,940	(5,290)	(551)	76,676
Aliança	68,607	73	-	(551)	68,129
AIX	6,965	6,867	(5,290)	-	8,542
ACT	5	-	-	-	5

Goodwill (a)	212,058	-	-	-	212,058

Other investments	10,772	-	-	(7,643)	3,129
Other investments (b)	10,772	-	-	(7,643)	3,129
Total investments in Company	1,076,696	742,628	(366,116)	(8,194)	1,445,014

Aliança	68,607	73	-	(551)	68,129
AIX	6,965	6,867	(5,290)	-	8,542
ACT	5	-	-	-	5
Other investments (b)	10,772	-	-	(7,643)	3,129
Total investments in consolidated	86,349	6,940	(5,290)	(8,194)	79,805

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2014 and 2013

(In thousands of reais, unless otherwise stated)

	Balances at 12.31.12	Additions	Equity pickup	Dividend and interest on equity declared and approved	Other comprehensive income	Merger / spin-off as of 07.01.13	Balances at 12.31.13
Equity investments	11,328,398	91,050	1,913,508	(2,120,289)	8,743	(10,367,544)	853,866
Wholly-owned subsidiaries	11,209,200	91,050	1,968,658	(2,120,289)	(2,786)	(10,367,544)	778,289
A. Telecom	640,768	-	50,927	-	(36)	(691,659)	-
TData	305,335	20,000	258,763	(61,456)	1,731	253,916	778,289
TST	163,128	-	(52,915)	-	-	(110,213)	-
Vivo	10,040,496	-	1,740,186	(2,058,833)	(1,048)	(9,720,801)	-
GTR-T	1,861	-	1,129	-	-	(2,990)	-
Lemontree	11,404	50	(2,957)	-	-	(8,497)	-
CaTV	42,097	68,000	(31,383)	-	(3,078)	(75,636)	-
Sul Paraná	4,111	3,000	4,908	-	(355)	(11,664)	-

Jointly controlled entities	119,198	-	(55,150)	-	11,529	-	75,577
Aliança	57,010	-	68	-	11,529	-	68,607
AIX	62,183	-	(55,218)	-	-	-	6,965
ACT	5	-	-	-	-	-	5

Goodwill (a)	212,058	-	-	-	-	-	212,058

Other investments	23,683	(148)	-	-	(13,465)	702	10,772
Other investments (b)	23,683	(148)	-	-	(13,465)	702	10,772
Total investments in Company	11,564,139	90,902	1,913,508	(2,120,289)	(4,722)	(10,366,842)	1,076,696

Aliança	57,010	-	68	-	11,529	-	68,607
AIX	62,183	-	(55,218)	-	-	-	6,965
ACT	5	-	-	-	-	-	5
Other investments (b)	23,683	(148)	-	-	(13,465)	702	10,772
Total investments in consolidated	142,881	(148)	(55,150)	-	(1,936)	702	86,349

(a)     Goodwill from partial spin-off of the company Spanish and Figueira, which was reversed to the Company upon merger with Telefonica Data Brasil Holding S.A. (TDBH) in 2006.

(b)     Other investments (tax incentives and shareholding) are measured at fair value.

12) PROPERTY, PLANT AND EQUIPMENT, NET

12.a) Breakdown

At December 31, 2014

	Company			Consolidated
	PP&E Cost	Accumulated depreciation	Net balance	PP&E Cost	Accumulated depreciation	Net balance
Switching equipment	17,140,731	(14,599,055)	2,541,676	17,147,961	(14,606,044)	2,541,917
Transmission equipment and media	37,199,508	(26,990,931)	10,208,577	37,200,161	(26,991,399)	10,208,762
Terminal equipment/modems	10,838,174	(9,227,487)	1,610,687	10,882,788	(9,254,451)	1,628,337
Infrastructure	13,486,180	(10,000,989)	3,485,191	13,497,058	(10,010,123)	3,486,935
Land	314,350	-	314,350	314,350	-	314,350
Other	3,394,231	(2,722,927)	671,304	3,549,258	(2,833,705)	715,553
Provision for loss	(156,592)	-	(156,592)	(156,728)	-	(156,728)
Fixed assets in progress	1,706,538	-	1,706,538	1,714,738	-	1,714,738
Total	83,923,120	(63,541,389)	20,381,731	84,149,586	(63,695,722)	20,453,864

At December 31, 2013

	Company			Consolidated
	PP&E Cost	Accumulated depreciation	Net balance	PP&E Cost	Accumulated depreciation	Net balance
Switching equipment	16,544,122	(14,179,182)	2,364,940	16,551,351	(14,186,061)	2,365,290
Transmission equipment and media	34,246,583	(25,814,277)	8,432,306	34,247,236	(25,814,693)	8,432,543
Terminal equipment/modems	10,732,328	(9,276,479)	1,455,849	10,763,473	(9,295,416)	1,468,057
Infrastructure	12,949,046	(9,482,838)	3,466,208	12,959,925	(9,491,430)	3,468,495
Land	314,558	-	314,558	314,558	-	314,558
Other	3,181,239	(2,582,931)	598,308	3,277,142	(2,682,185)	594,957
Provision for loss	(168,124)	-	(168,124)	(169,979)	-	(169,979)
Fixed assets in progress	1,913,860	-	1,913,860	1,967,726	-	1,967,726
Total	79,713,612	(61,335,707)	18,377,905	79,911,432	(61,469,785)	18,441,647

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2014 and 2013

(In thousands of reais, unless otherwise stated)

12.b) Changes

	Company
	Balance at 12.31.13	Additions	Write-offs, net	Transfers, net	Depreciation (b)	Balance at 12.31.14
Switching equipment	2,364,940	12,042	(770)	606,830	(441,366)	2,541,676
Transmission equipment and media	8,432,306	103,890	(34,434)	3,041,968	(1,335,153)	10,208,577
Terminal equipment/modems	1,455,849	150,116	(2,787)	918,297	(910,788)	1,610,687
Infrastructure	3,466,208	47,246	(1,286)	513,005	(539,982)	3,485,191
Land	314,558	-	(208)	-	-	314,350
Other	598,308	161,300	(2,217)	124,376	(210,463)	671,304
Provision for loss (a)	(168,124)	-	12,016	(484)	-	(156,592)
Fixed assets in progress	1,913,860	5,105,560	(18,846)	(5,294,036)	-	1,706,538
Total	18,377,905	5,580,154	(48,532)	(90,044)	(3,437,752)	20,381,731

	Company
	Balance at 12.31.12	Additions	Write - offs, net	Transfers, net	Depreciation (b)	Merger / spin-off at 07.01.13	Balance at 12.31.13
Switching equipment	1,229,082	30,595	(67)	355,370	(410,758)	1,160,718	2,364,940
Transmission equipment and media	4,349,192	434,769	(13,840)	1,532,734	(972,295)	3,101,746	8,432,306
Terminal equipment/modems	1,074,915	441,337	-	303,838	(733,329)	369,088	1,455,849
Infrastructure	2,279,061	44,490	(17,720)	309,568	(450,353)	1,301,162	3,466,208
Land	217,526	-	(1,784)	-	-	98,816	314,558
Other	174,892	107,222	(2,531)	24,375	(126,427)	420,777	598,308
Provision for loss (a)	(14,262)	(5,475)	6,282	-	-	(154,669)	(168,124)
Fixed assets in progress	709,857	3,027,093	(8,314)	(2,580,684)	-	765,908	1,913,860
Total	10,020,263	4,080,031	(37,974)	(54,799)	(2,693,162)	7,063,546	18,377,905

	Consolidated
	Balance at 12.31.13	Adições	Baixas liquidas	Transferências líquidas	Depreciation (b)	Balance at 12.31.14
Switching equipment	2,365,290	12,042	(770)	606,830	(441,475)	2,541,917
Transmission equipment and media	8,432,543	103,890	(34,434)	3,041,968	(1,335,205)	10,208,762
Terminal equipment/modems	1,468,057	163,428	(2,787)	918,454	(918,815)	1,628,337
Infrastructure	3,468,495	47,246	(1,286)	513,005	(540,525)	3,486,935
Land	314,558	-	(208)	-	-	314,350
Other	594,957	172,816	(2,217)	172,075	(222,078)	715,553
Provision for loss (a)	(169,979)	-	13,735	(484)	-	(156,728)
Fixed assets in progress	1,967,726	5,105,560	(20,109)	(5,338,439)	-	1,714,738
Total	18,441,647	5,604,982	(48,076)	(86,591)	(3,458,098)	20,453,864

	Consolidado
	Saldo em 31.12.12	Adições	Baixas liquidas	Transferências líquidas	Depreciation (b)	Balance at 12.31.13
Switching equipment	2,245,247	30,948	(101)	639,577	(550,381)	2,365,290
Transmission equipment and media	7,281,195	514,314	(18,438)	2,100,099	(1,444,627)	8,432,543
Terminal equipment/modems	1,549,342	524,785	(920)	346,474	(951,624)	1,468,057
Infrastructure	3,844,278	96,103	(24,883)	261,168	(708,171)	3,468,495
Land	316,673	-	(2,115)	-	-	314,558
Other	931,325	70,673	(2,531)	(244,040)	(160,470)	594,957
Provision for loss (a)	(40,286)	(5,492)	9,560	(133,761)	-	(169,979)
Fixed assets in progress	1,476,370	3,600,201	(10,025)	(3,098,820)	-	1,967,726
Total	17,604,144	4,831,532	(49,453)	(129,303)	(3,815,273)	18,441,647

(a)  The Company and its subsidiary recognized estimated losses for potential obsolescence of materials used in property and equipment maintenance, based on levels of historical use and expected future use.

(b) Additions of costs and depreciation expenses are presented in “Depreciation and Amortization” in Note 24.

12.c) Depreciation rates

In accordance with IAS 16/CPC 27, jointly with a specialized company, the Company reviewed the useful lives applied to its property and equipment through the direct comparative method of market data. This work indicated the need to change the useful lives and annual depreciation rates of certain items in the following classes of assets:

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2014 and 2013

(In thousands of reais, unless otherwise stated)

Annual depreciation rates (%)
Description	Prior	Reviewed
Switching equipment	12.50 / 14.29	10.00 / 10.00
Transmission equipment and media	10.00 / 12.50 / 12.50 / 14.29	5.00 / 5.00 / 10.00 / 10.00
Terminals equipments/modens	10.00 / 12.50 / 25.00 / 25.00	25.00 / 10.00 / 12.50 / 33.33
Infrastructure	2.86 / 4.00 / 4.00 / 5.00 / 6.67 / 10.00 / 14.29 / 33.33	2.50 / 2.50 / 5.00 / 4.00 / 5.00 / 6.67 / 10.00 / 20.00
Other intangible assets	14.29 / 20.00	10.00 / 25.00

Since this event relates to changes in accounting estimates, the effects of these changes were recorded prospectively from May 2014. As stated in the table above, these changes represented both an extension and a decrease, as the case may be, in the useful life terms in relation to those earlier adopted, and generated a reduction in depreciation expense by R$528,397 for the year ended December 31, 2014.

The Company’s and its subsidiary’s property and equipment are depreciated on a straight-line basis, at the following annual rates:

Annual depreciation rates (%)
Description	Prior	Reviewed
Switching equipment	10.00 to 33.33	10.00 to 20.00
Transmission equipment and media	5.00 to 20.00	5.00 to 20.00
Terminal equipment/modems	10.00 to 66.67	10.00 to 66.67
Infrastructure	2.86 to 66.67	2.50 to 66.67
Others	10.00 to 20.00	10.00 to 25.00

The average annual depreciation rate was 11.58% in 2014 (14.70% in 2013).

12.d) Property and equipment items given in guarantee

At December 31, 2014, the Company had consolidated amounts of property and equipment items given in guarantee for lawsuits, amounting to R$130,000 (R$187,025 at December 31, 2013).

12.e) Capitalization of borrowing costs

At December 31, 2014 and 2013, the Company did not capitalize borrowing costs, as there were no qualifying assets.

12.f) Reversible assets

The STFC service concession arrangement establishes that all assets owned by the Company and that are indispensable to the provision of the services described in the referred to arrangement are considered reversible assets and are deemed to be part of the service concession assets. These assets will be automatically returned to ANATEL upon termination of the service concession arrangement, according to the regulation in force. At December 31, 2014, estimated residual value of reversible assets was R$7,639,848 (R$6,988,202 at December 31, 2013), which comprised switching and transmission equipment and public use terminals, external network equipment, energy equipment and system and operation support equipment.

12.g) Finance lease

In the classes of switching equipment and transmission equipment and means, there are amounts related to finance leases in which the Company is the lessee, as follows:

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2014 and 2013

(In thousands of reais, unless otherwise stated)

		At December 31, 2014			At December 31, 2013
	Annual depreciation rate (%)	PP&E Cost	Accumulated depreciation	Net balance	PP&E Cost	Accumulated depreciation	Net balance
Transmission equipment and media	5%	209,935	(12,062)	197,873	201,666	(1,979)	199,687
Infrastructure	5%	5,279	(2,032)	3,247	3,155	(210)	2,945
Other	20%	78,295	(78,295)	-	78,295	(78,295)	-
Total		293,509	(92,389)	201,120	283,116	(80,484)	202,632

13) INTANGIBLE ASSETS, NET

13.a) Breakdown

At December 31, 2014

	Company			Consolidated
	Intangible asset cost	Accumulated amortization	Net balance	Intangible asset cost	Accumulated amortization	Net balance
Indefinite useful life
Goodwill	10,013,222	-	10,013,222	10,225,280	-	10,225,280

Finite useful life
Software	11,242,808	(9,232,751)	2,010,057	11,279,547	(9,266,911)	2,012,636
Customer portfolio	1,990,278	(880,402)	1,109,876	1,990,278	(880,402)	1,109,876
Trademarks and patents	1,601,433	(275,187)	1,326,246	1,601,433	(275,187)	1,326,246
Licenses	20,052,007	(3,505,409)	16,546,598	20,052,007	(3,505,409)	16,546,598
Other	152,026	(151,913)	113	152,026	(151,913)	113
Software in progress	66,675	-	66,675	66,675	-	66,675
Total	45,118,449	(14,045,662)	31,072,787	45,367,246	(14,079,822)	31,287,424

At December 31, 2013

	Company			Consolidated
	Intangible asset cost	Accumulated amortization	Net balance	Intangible asset cost	Accumulated amortization	Net balance
Indefinite useful life
Goodwill	10,013,222	-	10,013,222	10,225,280	-	10,225,280

Finite useful life
Software	10,458,207	(8,474,583)	1,983,624	10,494,388	(8,506,754)	1,987,634
Customer portfolio	1,990,278	(631,836)	1,358,442	1,990,278	(631,836)	1,358,442
Trademarks and patents	1,601,433	(190,980)	1,410,453	1,601,433	(190,980)	1,410,453
Licenses	17,238,795	(2,764,229)	14,474,566	17,238,795	(2,764,229)	14,474,566
Other	152,026	(151,690)	336	152,026	(151,690)	336
Software in progress	46,348	-	46,348	46,348	-	46,348
Total	41,500,309	(12,213,318)	29,286,991	41,748,548	(12,245,489)	29,503,059

Breakdown of goodwill as of December 31, 2014 and 2013 is as follows:

	Company	Consolidated
Ajato Telecomunicação Ltda.	149	149
Spanish e Figueira (incorporado da TDBH) (a)	-	212,058
Santo Genovese Participações Ltda. (b)	71,892	71,892
Telefônica Televisão Participações S.A. (c)	780,693	780,693
Vivo Participações S. A. (d)	9,160,488	9,160,488
Total	10,013,222	10,225,280

(a) Goodwill from partial spin-off of the company Spanish and Figueira, which was reversed to the Company upon merger with Telefonica Data Brasil Holding S.A. (TDBH) in 2006.

(b) Goodwill generated upon acquisition of equity control over Santo Genovese Participações (controlling member or Atrium Telecomunicações Ltda.) in 2004.

(c) Goodwill generated upon acquisition of Telefonica Televisão Participações TP (formerly Navytree) merged in 2008. This is grounded on a future profitability study.

(d)  Goodwill generated upon acquisition/merger of Vivo Part. in 2011.

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2014 and 2013

(In thousands of reais, unless otherwise stated)

As a consequence of the mergers of companies related to goodwill described above, the Company’s goodwill amounts (except for item (a) in the table above) were reclassified from the group of “Investments” to “Intangible assets, net.” These goodwill amounts are classified as intangible assets with indefinite useful lives and are not amortized, but annually tested for impairment. It was not necessary to recognize impairment losses for the periods above.

13.b) Changes

	Company
	Balance at 12.31.13	Additions	Write-offs, net	Transfers, net	Amortization (a)	Balance at 12.31.14
Goodwill	10,013,222	-	-	-	-	10,013,222
Software	1,983,624	497,174	(124)	290,711	(761,328)	2,010,057
Customer portfolio	1,358,442	-	-	-	(248,566)	1,109,876
Trademarks and patents	1,410,453	-	-	-	(84,207)	1,326,246
Licenses	14,474,566	2,770,320	-	42,892	(741,180)	16,546,598
Other intangible assets	336	-	-	-	(223)	113
Software in progress	46,348	267,339	-	(247,012)	-	66,675
Total	29,286,991	3,534,833	(124)	86,591	(1,835,504)	31,072,787

	Company
	Balance at 12.31.12	Additions	Write-offs, net	Transfers, net	Amortization (a)	Merger/Spin-off at 07.01.13	Balance at 12.31.13
Goodwill	10,013,222	-	-	-	-	-	10,013,222
Software	562,710	339,126	(115)	259,737	(498,161)	1,320,327	1,983,624
Customer portfolio	1,607,009	-	-	-	(248,567)	-	1,358,442
Trademarks and patents	1,494,641	-	-	-	(84,188)	-	1,410,453
Licenses	12,064,000	480,368	-	-	(611,002)	2,541,200	14,474,566
Other intangible assets	2,490	-	-	(216)	(588)	(1,350)	336
Software in progress	-	94,412	-	(204,722)	-	156,658	46,348
Total	25,744,072	913,906	(115)	54,799	(1,442,506)	4,016,835	29,286,991

	Consolidated
	Balance at 12.31.13	Additions	Write-offs, net	Transfers, net (a)	Amortization (a)	Balance at 12.31.14
Goodwill	10,225,280	-	-	-	-	10,225,280
Software	1,987,634	497,730	(124)	290,711	(763,315)	2,012,636
Customer portfolio	1,358,442	-	-	-	(248,566)	1,109,876
Trademarks and patents	1,410,453	-	-	-	(84,207)	1,326,246
Licenses	14,474,566	2,770,320	-	42,892	(741,180)	16,546,598
Other intangible assets	336	-	-	-	(223)	113
Software in progress	46,348	267,339	-	(247,012)	-	66,675
Total	29,503,059	3,535,389	(124)	86,591	(1,837,491)	31,287,424

	Consolidated
	Balance at 12.31.12	Additions	Write-offs, net	Transfers, net (a)	Amortization (a)	Balance at 12.31.13
Goodwill	10,225,280	-	-	-	-	10,225,280
Software	1,907,004	377,711	(127)	466,175	(763,129)	1,987,634
Customer portfolio	1,607,009	-	-	-	(248,567)	1,358,442
Trademarks and patents	1,494,641	-	-	-	(84,188)	1,410,453
Licenses	14,711,844	483,249	-	-	(720,527)	14,474,566
Other intangible assets	8,877	-	-	3,085	(11,626)	336
Software in progress	51,042	335,263	-	(339,957)	-	46,348
Total	30,005,697	1,196,223	(127)	129,303	(1,828,037)	29,503,059

(a)  Additions of costs and depreciation expenses are presented in “Depreciation and Amortization” in Note 24.

13.c) Amortization rates

In accordance with IAS 38/CPC 4, jointly with a specialized company, the Company reviewed the useful lives applied to its finite-lived intangible assets through the direct comparative method of market data. This method indicated the need to change the useful life and annual amortization rates of software from 10.00% to 20.00%.

Since this event relates to a change in accounting estimates, the effects of such change were recorded prospectively from May 2014, generating an increase in amortization expense by R$3,248 for the year ended December 31, 2014.

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2014 and 2013

(In thousands of reais, unless otherwise stated)

The Company’s finite-lived intangible assets are amortized on a straight-line basis, at the following annual rates:

	Annual depreciation rates (%)
Description	Prior	Reviewed
Software	10.00	20.00
Customer portfolio	11.76	11.76
Trademarks and patents	5.13	5.13
Licenses	3.60 to 6.67	3.60 to 6.67
Other intangible assets	10.00 to 20.00	20.00

The average annual amortization rate was 13.69% in 2014 (19.01% in 2013).

14) PERSONNEL, SOCIAL CHARGES AND BENEFITS

	Company		Consolidated
	12.31.14	12.31.13	12.31.14	12.31.13
Salaries and wages	27,754	20,384	27,754	21,124
Social charges and benefits	267,736	226,448	271,082	228,099
Profit sharing	197,019	180,235	199,284	182,180
Share-based payment plans (note 31)	18,793	18,698	18,793	18,698
Others compensations	193,297	-	193,297	-
Total	704,599	445,765	710,210	450,101

Current	585,770	427,067	591,381	431,403
Noncurrent	118,829	18,698	118,829	18,698

15) TRADE ACCOUNTS PAYABLE

	Company		Consolidated
	12.31.14	12.31.13	12.31.14	12.31.13
Sundry suppliers	6,521,830	5,651,304	6,794,000	5,884,332
Amounts to be passed on	103,016	160,653	102,915	160,552
Interconnection / networking	445,192	412,180	445,192	412,180
Related parties (note 29)	605,594	724,820	299,084	456,945
Total	7,675,632	6,948,957	7,641,191	6,914,009

16) TAXES, CHARGES AND CONTRIBUTIONS

	Company		Consolidated
	12.31.14	12.31.13	12.31.14	12.31.13
Income taxes	-	846	16,355	22,893
Income and social contribution taxes payable (a)	-	846	16,355	22,893
Tributos indiretos	1,277,709	1,320,511	1,332,444	1,367,345
ICMS	968,800	992,600	969,953	992,813
PIS and COFINS	194,627	195,660	236,556	235,573
Fust and Funttel	35,975	35,982	35,975	35,982
ISS, CIDE and others	78,307	96,269	89,960	102,977
Total	1,277,709	1,321,357	1,348,799	1,390,238

Current	1,236,330	1,269,105	1,281,673	1,315,164
Noncurrent	41,379	52,252	67,126	75,074

(a) Income and social contribution taxes payable are stated net of payments based on estimates.

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2014 and 2013

(In thousands of reais, unless otherwise stated)

17) LOANS, FINANCING, FINANCE LEASE AND DEBENTURES

17.1) Loans, financing and finance lease

Loans, financing and finance lease are stated at fair value, when applicable.

	Information at December 31, 2014			Company/Consolidated
	Currency	Annual interest rate	Maturity	12.31.14	12.31.13
Financing – BNDES	URTJLP (a)	TJLP+ 0% to 9%	07/15/2019	1,734,375	2,441,897
Financing – BNDES	UMBND (b)	ECM (c) + 2.38%	07/15/2019	520,184	505,525
Financing – BNDES	R$	2.5% a 8.7%	01/15/2023	308,398	171,683
Loan – Mediocrédito	US$	1.75%	02/02/14	-	3,547
Loans – BEI	US$	4.18%	03/02/15	716,963	885,176
Financing – BNB	R$	10.00%	10/30/2016	122,058	224,958
Commission BBVA		0.43%	02/28/2015	275	276
Finance lease	R$		08/31/2033	230,344	218,878
Total				3,632,597	4,451,940

Current				1,509,471	1,236,784
Noncurrent				2,123,126	3,215,156

(a)  Long-term interest reference unit (URTJLP) used by the Brazilian Development Bank (BNDES) as the contractual currency in financing agreements.

(b)   Currency unit based on a currency basket (UMBND) used by BNDES as a contractual currency in financing agreements based on funds raised in foreign currency.

(c)   The Currency Basket Charge (ECM) is a rate quarterly disclosed by BNDES.

Loans and financing

Brazilian Development Bank (BNDES)

•      On October 23, 2007, the amount of R$2,034,717 was approved, with subcredit A amounting to R$1,926,309 (TJLP +3.73% p.a.) and subcredit B amounting to R$108,408 (TJLP + 1.73% p.a.) with total term of 8 years, principal payment in 60 monthly successive installments with grace period matured on May 15, 2010. All these funds were withdrawn and the respective investments are proven and accepted by BNDES, with the purpose of financing investment of goods and services of national production.

At December 31, 2014, this agreement amounted to R$170,536  (R$ 579,691 at December 31, 2013).

•      On August 9, 2007, a R$1,530,459 (TJLP + 4.30% a.a.) credit line was taken out, with total termo of 7 years, principal payment in 60 monthly successive installments with grace period matured on August 15, 2009. All these funds were withdrawn by the Company and used in investments of expansion and improvement of the mobile network all over the country.

In August 2014, this agreement was fully settled by the Company, and the balance as of December 31 2013, amounted to R$205,756.

•      On October 14, 2011, a R$3,031,110 credit line was taken out, adjusted in 2013 to R$2,152,098, which subcredit “A” in amount of R$1,360,455 (TJLP + 2.38% p.a.), subcredit “B” in amount of R$406,206 (UMBND + 2.38% p.a.), subcredit “C” in amount of R$282,149 (TJLP + 1.48% p.a.), subcredit “D” in amount of R$80,948 (TJLP + 4.08% p.a.) and the subcredit “E” in amount of R$22,340 (TJLP), total term of 8 years, with grace period matured on July 15, 2014. After this period, interest and principal will be paid in 60 monthly consecutive installments, to supplement new negotiations of credit lines and types with the bank. All these funds were withdrawn by the Company and the funds were used in investments of expansion and improvement of the current network, implementation of the infrastructure required for new technologies, from 2011 to 2013, and construction of a data center in the city of Tamboré (São Paulo State) and social projects.

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2014 and 2013

(In thousands of reais, unless otherwise stated)

As two of the five sub-credits comprising this financing have interest rates that do not exceed the rates used in the market (TJLP and TJLP + 1.48%), this transaction can be classified in the scope of IAS 20/CPC 7 and, accordingly, the subvention granted by BNDES was adjusted to present value, and deferred in accordance with the useful life of the financed asset, which resulted in a balance of R$13,517 as of December 31, 2014 (R$15,920 as of December 31, 2013). See Note 20.

At December 31, 2014, this agreement amounted to R$2,049,346 (R$2,158,016 at December 31, 2013).

•      On January 1st, 2010, a credit facility of up to R$319,927 was approved, with rate of 4.5%p.a. and 5.5%p.a., total term of 10 years, and payment of principal in 96 monthly consecutive installments as from march 15, 2012, after 2 years of grace period. These funds were obtained by means of the Investment Maintenance Program (BNDES PSI) and used to improve the network capacity through acquisition of domestic equipment previously registered with BNDES (subject to Finame, a long-term loan for acquisition of equipment produced inside the country), and released as investments made are evidenced. Through December 31, 2012, the amount of R$184,489 was released and the remaining R$135,438 balance was canceled.

As this financing has interest rates that are below the rates used in the market (4.5% to 5.5% p.a., fixed), this transaction can be classified in the scope of IAS 20/CPC 7 and, accordingly, the subvention granted by BNDES was adjusted to present value, and deferred in accordance with the useful life of the financed asset, which resulted in a balance of R$13,614 as of December 31, 2014 (R$18,745 as of December 31, 2013). See Note 20.

At December 31, 2014, this agreement amounted to R$110,456 (R$128,413 at December 31, 2013).

•      On November 24, 2010 and in March 2011, R$41,950 credit facilities were approved, with rates between 5.0%p.a. and 8.7%p.a., total term of 5 years, and payment of principal in 48 monthly consecutive installments as from November 15, 2011, after 1 year of grace period. On December 28, 2012, further R$9,493 was approved, with rate of 2.5% p.a., for 36 months, with six-month grace period for principal, fully released as investments made are proved. All these credit lines were withdrawn by the Company.

As this financing has interest rates that are belowthe rates used in the market (2.5% and 5.5% p.a., fixed), this transaction can be classified in the scope of IAS 20/CPC 7 and, accordingly, the subvention granted by BNDES was adjusted to present value, and resulted in a balance of R$826 as of December 31, 2014 (R$1,858 as of December 31, 2013). See Note 20.

At December 31, 2014, this agreement amounted to R$12,863 (R$27,303 at December 31, 2013).

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2014 and 2013

(In thousands of reais, unless otherwise stated)

•      On December 1st, 2010, a R$5,417 credit facility was approved, with rate of 5.5% p.a., total term of 10 years, and payment of principal in 96 monthly consecutive installments as from February 15, 2013, after 2 years of grace period, by means of the BNDES PSI program. This credit line was fully withdrawn by the Company.

As this financing has interest rates that are belowthe rates used in the market (5.5% p.a., fixed), this transaction can also be classified in the scope of IAS 20/CPC 7 and, accordingly, the subvention granted by BNDES was adjusted to present value, and resulted in a balance of R$242 as of December 31, 2014 (R$287 as of December 31, 2013). See Note 20.

At December 31, 2014, this agreement amounted to R$1,724 (R$1,720 at December 31, 2013).

•      On December 28, 2012, R$21,783 and R$331,698 financing lines were approved, at the rate of 2.5% p.a., for 60 months, 24 grace period for principal, which will be released as investments made are proved. Through December 31, 2014, the amount of R$212,887 (R$18,184 as of December 31, 2013) had been released.

As this financing has interest rates that are belowthe rates used in the market (2.5% p.a., fixed), this transaction can also be classified in the scope of IAS 20/CPC 7 and, accordingly, the subvention granted by BNDES was adjusted to present value, and resulted in a balance of R$31,286 as of December 31, 2014 (R$3,181 as of December 31, 2013). See Note 20.

At December 31, 2014, this agreement amounted to R$213,985 (R$15,020 at December 31, 2013).

•      On August 1st , 2013, a R$4,030 financing line was approved, at the rate of 3.5% p.a., for 60 months, 24 grace period for principal, which will be released as investments made are proved.  This credit line was fully withdrawn by the Company.

As this financing has interest rates that are belowthe rates used in the market (3.5% p.a., fixed), this transaction can also be classified in the scope of IAS 20/CPC 7 and, accordingly, the subvention granted by BNDES was adjusted to present value, and resulted in a balance of R$737 as of December 31, 2014 (R$849 as of December 31, 2013). See Note 20.

At December 31, 2014, this agreement amounted to R$4,047 (R$3,186 at December 31, 2013).

Médiocrédito

Loan taken out in 1993 by Telecomunicações Brasileiras S.A. (Telebrás) from Instituto Centrale per il Credito a Médio Termine (Mediocredito Centrale) amounting to US$45,546, at the rate of 1.75% p.a., with semiannual repayments and maturity by 2014. This loan was taken in order to build rural telephony via satellite in the state of Mato Grosso.

In February 2014, this agreement was fully settled by the Company, and the balance as of December 31, 2013 amounted to R$3,547.

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2014 and 2013

(In thousands of reais, unless otherwise stated)

European Investment Bank (“BEI”)

On October 31, 2007, a €250 million (equivalent to US$365 million as of transaction date) financing line was taken out, at the rate between 4.18% p.a. and 4.47%p.a., for total seven years, with payment of principal in two installments. The first installment of R$272,460 was paid on December 19, 2014, and the second one is maturing on March 2, 2015. Interest is collected on a semiannual basis, according to the release dates. Funds were released in two portions, the first on December 19, 2007, and the second one on February 28, 2008. The agreement is hedged by a swap operation that transforms the currency risk into a percentage of CDI variation.

At December 31, 2014, this agreement amounted to R$716,963 (R$885,176 at December 31, 2013).

Banco do Nordeste (“BNB”)

On January 29, 2007, and October 30, 2008, R$247,240 and R$389,000 financing lines were taken out, respectively, at the rate of 10% p.a.., for total 10 years, with payment of principal in 96 installments, after two years of grace period. Funds borrowed were used to expand coverage and increase mobile network capacity in the Northeastern region of Brazil.

At December 31, 2014, this agreement amounted to R$122,058 (R$224,958 at December 31, 2013).

Finance lease

Finance lease agreements, in which the Company obtains risks and benefits related to the leased item ownership are capitalized at the beginning of the lease agreement for the lower of fair value of the leased asset item or fair value of minimum lease payments. Initial direct costs incurred in the transaction are added to cost, where applicable.

The Company has entered into agreements classified as finance lease as a lessee, for: (i) lease of towers and rooftops, deriving from a sale and finance leaseback transaction; (ii) lease of IT equipment; and (iii) lease of infrastructure and transmission media deriving from construction projects in conjunction with another operator, based on optical network associated to the power transmission grid, connecting cities in the Northern region of Brazil to the domestic backbone of the Company. Net book value of referred  assets remained unaltered through sale thereof and a liability corresponding to the present value of the mandatory minimum payments under said agreements was recognized.

Amounts recorded under property, plant and equipment are depreciated according to the shorter of their estimated useful lives and expected lease agreement effective term.

The consolidated balance of amounts payable referring to the aforementioned transactions comprises the following effects:

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2014 and 2013

(In thousands of reais, unless otherwise stated)

	Company/Consolidated
	12.31.14	31.12.13
Nominal value payable	653,240	646,159
Unrealized financial expenses	(422,896)	(427,281)
Present value payable	230,344	218,878

Current	24,452	19,342
Noncurrent	205,892	199,536

The consolidated aging list of finance lease payments as of December 31, 2014 is as follows:

	Company/Consolidated
	Nominal value payable	Present value payable
Up to one year	26,311	24,452
From one to five years	104,349	71,849
More than five years	522,580	134,043
Total	653,240	230,344

There are no unsecured net book values that produce benefits to the lessor, or contingent payments recognized as revenues for the years ended December 31, 2014 and 2013.

17.2) Debentures

	Information at December 31 of 2014			Company/Consolidated
	Currency	Compensation	Maturity	12.31.14	12.31.13
Debentures (4th issue) – 2nd series	R$	106.8% of CDI	10/15/15	655,738	748,233
Debentures (4th issue) – 3rd series	R$	IPCA+4.00%	10/15/19	31,185	95,351
Debentures (1st issue) – Minas Comunica	R$	IPCA+0.50%	07/05/21	82,186	76,722
Debentures (3rd issue)	R$	100.00% CDI + 0.75%	09/10/17	2,071,825	2,060,444
Debentures (4th issue)	R$	100.00% CDI + 0.68%	04/25/18	1,327,214	1,322,900
Cost of issues	R$			(1,485)	(2,035)
Total				4,166,663	4,301,615

Current				755,047	286,929
Noncurrent				3,411,616	4,014,686

Debentures 4th issue – Series 1, 2 and 3

On September 4, 2009, the Board of Directors approved the 4th public issue of simple, registered, book-entry debentures nonconvertible into unprivileged shares of the company’s issue, with a ten-year interest accrual period.

Total issue amounted to R$810 million, basic offering of which corresponded to R$600 million, plus R$210 million due to full exercise of the additional debentures option.

Total 810,000 debentures were issued in three series: 98,000 debentures in the 1st series, 640,000 in the second series and 72,000 in the third series. The number of debentures allocated to each series was jointly decided in an agreement with the leading coordinator of the offer after completion of the block-building procedure.

The proceeds raised from the issue of the offering were used for full payment of the debt relating to the 6th issue of commercial promissory notes and to support its working capital.

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2014 and 2013

(In thousands of reais, unless otherwise stated)

On October 15, 2013, the Company renegotiated the 2nd series debenture issuance under the conditions approved by the Board of Directors in a meeting held on September 19, 2013. Total value renegotiated was R$640 million at 106.80% of CDI, with new term established through October 15, 2015.

Since Company 1st series debenture holders (code VIVO14) did not approve the rescheduling conditions informed in the written notices to debenture holders published on September 10, 2014 and October 3, 2014 respectively, the Company, as provided for in paragraph 4.2.2 of the Indenture, exercised its right to fully redeem the 1st series debentures on November 14, 2014, for later cancellation, amounting to R$93,150.

On October 15, 2014, Company 3rd series debentures (code VIVO34) were subject to the first extension of the repayment period, remunerated at 4.0% p.a., based on 252 working days, calculated in accordance with the formula presented in paragraph 6.6.3 of the Indenture, for the new remuneration period, from October 15, 2014 to October 15, 2019. In this period, the remuneration conditions established will remain the same and the debentures will not be subject to rescheduling until final maturity, under the conditions approved by Company Board of Directors in a meeting held on September 9, 2014. Total amount renegotiated was R$31,489 and the Company redeemed debentures held by dissenting debenture holders in the amount of R$64,755 and kept these debentures in treasury for later cancellation.

Transaction costs in connection with these issues, R$55 as of December 31, 2013, were allocated to a liabilities reducing account as deferred cost and are recorded as financial expenses, pursuant to the contractual terms of this issue. The effective rate this issue, considering transaction costs, is 112.13% of CDI.

At December 31, 2014, this agreement amounted to R$686,923 (R$843,584 at December 31, 2013).

Debentures 1st issue – Minas Comunica

Abiding by the SMP Service Agreement, in compliance with Public Selection No. 001/07, the state of Minas Gerais, through the State Department for Economic Development, has undertaken to subscribe debentures, within the scope of the “Minas Comunica” Program, using proceeds from the Fund for Universal Access to Telecommunications Services (Fundo de Universalização do Acesso a Serviços de Telecomunicações) – FUNDOMIC. Under the terms of this program, SMP services would become available to 134 locations in the areas registered under No. 34, No. 35 and No. 38.

In consideration for the certification by the State Department of Economic Development of the service to be provided to 15 locations, 621 debentures were issued in the 1st series of the 1st issue, amounting to R$ 6,210 in December 2007. In March 2008, for the service in 42 locations, 1,739 debentures were issued in the 2nd series of the 1st issue, amounting to R$ 17,390. At December 31, 2008, for the service in 77 locations, 3,190 debentures were issued in the 3rd series of the 1st issue, amounting to R$ 31,900, thus completing the program for providing services to 134 locations inside the state of Minas Gerais. These are simple, registered, book-entry debentures nonconvertible into unprivileged shares, with no stock certificates issued, would be issued in up to five series.

At December 31, 2014, balance amounted to R$82,186 (R$76,722 at December 31, 2013).

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2014 and 2013

(In thousands of reais, unless otherwise stated)

Debentures 3rd issue

On July 24, 2012, the Company’s Board of Directors approved a proposal to raise funds from local financial market though issue of simple debentures nonconvertible into shares of the Company, amounting up to R$2 billion, with a maximum seven-year term and firm underwriting.

On September 10, 2012, total 200,000 simple, registered, book-entry debentures nonconvertible into unprivileged shares of the Company’s issue were issued in a single series, with unit face value of R$10,000.00, totaling R$2 billion, under the terms of CVM Rule No. 476, of January 16, 2009, with public distribution and limited placement efforts.

Remuneration is 100.00% of CDI, plus spread of 0.75% p.a., based on 252 working days. These debentures yield interest with semiannual payments, with interest accrual period of five years, maturing on September 10, 2017. Unit face value of each debenture will be fully repaid in a lump sum, on the maturity date.

Debentures are not subject to rescheduling.

Funds raised by means of limited offer were allocated to direct investment in 4th generation (4G) wireless phone services (specifically to settle the authorization price obtained by Vivo in the 4G auction), and sustaining liquidity and extension of other debts already incurred by the Company.

Transaction costs in connection with this issue, amounting to R$567 as of December  31, 2014 (R$780 as of December 31, 2013), were allocated to a liabilities reducing account as deferred cost and are recorded as financial expenses, pursuant to the contractual terms of this issue.

At December 31, 2014, this agreement amounted to R$2,071,825 (R$2,060,444 at December 31, 2013).

Debentures 4th issue

On April 11, 2013, the Company’s Board of Directors approved the proposal for fund raising in the local financial market through issue of simple non-convertible debentures, amounting to R$1,3 billion, so as to guarantee Company’s liquidity for future commitments.

Net proceeds from this issue will be fully used in amortizing future debts, in capital expenditures for the projects developed and in improving the Company’s financial liquidity.

Total 130,000 debentures were issued, with par value equivalent to R$10,000.00. The debentures have a five-year maturity as from their issue date, April 25, 2013, thereby maturing at April 25, 2018. The par value of debentures will not be monetarily restated. The balance due of debentures par value will be subject to interest corresponding to 100% of the one-day extra-group accumulated variation of average daily rates of interbank deposits (DI), expressed as an yearly percentage, based on 252 working days, calculated and published daily by CETIP S.A. – Organized Markets (CETIP), plus spread of 0.68% p.a., based on 252 working days (Remuneration). Remuneration will be calculated exponentially and cumulatively pro rata temporis by working days elapsed, from the issue date or maturity of the capitalization period immediately before, as appropriate, until the date of actual payment. Banco Itaú BBA S.A. was the lead coordinator. At December 31, 2014, transaction costs associated with this issue amounted to  R$918 (R$1,200 at December 31,  2013).

At December 31, 2014, this agreement amounted to R$1,327,214 (R$1,322,900 at December 31, 2013).

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2014 and 2013

(In thousands of reais, unless otherwise stated)

17.3) Payment schedule

Breakdown of noncurrent loans, financing, leases and debentures as of December 31, 2014 by year of maturity is as follows:

	Company/Consolidated
Year	Loans and financing	Debentures	Finance lease	Total
2016	583,366	-	19,526	602,892
2017	541,763	2,000,000	18,458	2,560,221
2018	491,379	1,339,076	17,428	1,847,883
2019	295,565	44,790	16,437	356,792
2020	5,039	13,875	15,526	34,440
2021 onwards	122	13,875	118,517	132,514
Total	1,917,234	3,411,616	205,892	5,534,742

17.4) Covenants

There are loans and financing and debentures presented in the tables of Notes 17.1 and 17.2, respectively, that have specific covenants on penalties in the event of breach of contract. A breach of contract provided for in the agreements made with the abovementioned institutions is characterized by breach of covenants, resulting in the early settlement of the contract.

Part of loans and financing taken out from BNDES, the balance of which as of December 31, 2014 was R$2,252,924 (R$2,943,462 as of December 31, 2013) have financial and economic indexes that should be considered on a semiannual and annual basis. At this same date, all economic and financial indexes for the agreements in effect were met.

4th issue debentures, series 1, 2 and 3, net of issue costs, as of December 31, 2014 amounted to R$686,923 (R$843,529 as of December 31, 2013) and have economic and financial indexes that should be calculated on a quarterly basis. At this same date, all economic and financial indexes for the agreements were met.

3rd issue debentures, single series, net of issue costs, as of December 31, 2014 amounted to R$2,071,256 (R$2,059,664 as of December 31, 2013) and have economic and financial indexes that should be calculated on a quarterly basis. At this same date, all economic and financial indexes for the agreements were met.

4th issue debentures, single series, net of issue costs, as of December 31, 2014 amounted to R$1,326,296 (R$1,321,700 as of December 31, 2013) and have economic and financial indexes that should be calculated on a quarterly basis. At this same date, all economic and financial indexes for the agreements were met.

Minas Comunica Program debentures, whose balance as of December 31, 2014 amounted to R$82,186 (R$76,722 as of December 31, 2013) have covenants as for in-court and out-of-court reorganization, liquidation, spin-off, insolvency, voluntary bankruptcy or bankruptcy, lack of payment, non-compliance with non-fiduciary commitments and compliance with certain financial indexes. On the same date, all these covenants were met.

17.5) Guarantees

At December 31, 2014, guarantees were given for part of loans and financing of the Company, as follows:

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2014 and 2013

(In thousands of reais, unless otherwise stated)

Lenders	Loan/financing balance	Guarantees
BNDES	R$1,734,375 (URTJLP) R$520,184 (UMBND) R$308,398 (PSI)	• Agreement (PSI) R$308,398: Disposal of financed assets. • Agreement (2011) R$2,254,559: Guarantee in receivables referring to 15% of the higher of debt balance or four times the highest installment.
BEI	R$716,963	• Commercial risk guaranteed by Banco BBVA Spain.
BNB	R$122,058

•   Bank guarantee provided by Banco Bradesco S.A. amounting to approximately 100% of the financing obtained.

•   Establishing a liquid fund comprising short-term investments at amounts equivalent to three repayment installments by reference to the average post-grace period installment. At December 31, 2014 and 2013, balances amounted to R$60,454 and R$59,913, respectively.

17.6) Changes

Changes in loans, financing, debentures and finance leases are as follows.

	Company				Consolidated
	Loans and financing	Debentures	Finance lease	Total	Loans and financing	Debentures	Finance lease	Total
Balance at 12.31.12	1,326,363	2,955,905	12,430	4,294,698	5,011,324	2,955,905	33,259	8,000,488
Inflows	271,138	1,940,000	204,821	2,415,959	289,134	1,940,000	204,821	2,433,955
Financial charges	172,407	318,571	(1,833)	489,145	279,734	318,571	(1,770)	596,535
Monetary and exchange adjustments	97,310	9,097	-	106,407	195,311	9,097	-	204,408
Write-offs (payments)	(1,194,746)	(921,958)	(16,175)	(2,132,879)	(1,542,441)	(921,958)	(17,432)	(2,481,831)
Merger/spin-off at 07.01.13	3,560,590	-	19,635	3,580,225	-	-	-	-
Balance at 12.31.13	4,233,062	4,301,615	218,878	8,753,555	4,233,062	4,301,615	218,878	8,753,555
Inflows	255,309	31,489	8,269	295,067	255,309	31,489	8,269	295,067
Financial charges	244,457	455,463	28,729	728,649	244,457	455,463	28,729	728,649
Monetary and foreign exchange adjustments	184,064	10,301	-	194,365	184,064	10,301	-	194,365
Write-offs (payments)	(1,514,639)	(632,205)	(25,532)	(2,172,376)	(1,514,639)	(632,205)	(25,532)	(2,172,376)
Balance at 12.31.14	3,402,253	4,166,663	230,344	7,799,260	3,402,253	4,166,663	230,344	7,799,260

18) DIVIDEND AND INTEREST ON EQUITY (IOE)

Dividend and interest on equity receivable and payable are as follows.

a)  Breakdown of receivables:

	Company		Consolidated
	12.31.14	12.31.13	12.31.13
Aliança	-	1,140	1,140
TData	174,726	59,206	-
Total	174,726	60,346	1,140

b)  Changes in receivables:

	Company	Consolidated
Balance at 12.31.12	394,105	1,140
2012 supplementary dividends	1,841,833	-
Dividend and IOE (net of Withholding tax over the Interest on Own Capital)	246,233	2,577
Dividend and IOE received	(1,323,026)	(2,577)
Merger/Spin-off at 07.01.13	(1,098,799)	-
Balance at 12.31.13	60,346	1,140
2013 supplementary dividends	186,100	-
Dividend and IOE (net of Withholding tax over the Interest on Own Capital)	(251,687)	(6,381)
Dividend and IOE received	179,967	5,241
Balance at 12.31.14	174,726	-

For the cash flow statement, interest on equity and dividends received from the subsidiary are allocated to the Investing Activity group.

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2014 and 2013

(In thousands of reais, unless otherwise stated)

c)  Breakdown of payables:

	Company/Consolidated
	12.31.14	12.31.13
Telefónica International S.A.	316,008	192,990
SP Telecomunicações Participações Ltda	198,350	121,135
Telefónica S.A.	261,318	159,590
Telefónica Chile S.A.	626	382
Non-controlling shareholders	719,019	713,459
Total	1,495,321	1,187,556

d)  Changes in payables:

Company/Consolidated
Balance at 12.31.12	467,831
2012 supplementary dividends	3,148,769
Interim dividends and IOE (net of IRRF)	2,223,300
Allocation of dividends and interest on equity	(116,825)
Payment of dividends and interest on equity	(4,535,519)
Balance at 12.31.2013	1,187,556
2013 supplementary dividends	1,175,538
Interim dividends and IOE (net of IRRF)	1,778,200
Allocation of dividends and interest on equity	(207,442)
Payment of dividends and interest on equity	(2,446,621)
Withholding income tax on shareholders exempted from interest on equity	8,090
Balance at 12.31.14	1,495,321

Interest on equity and dividends not claimed by shareholders expire within three years from the date payment commences. Should dividends and interest on equity expire, these amounts are recorded against equity for subsequent distribution.

For the cash flow statement, interest on equity and dividends paid to shareholders is recognized in the Financing Activity group.

19)  PROVISIONS

a)  Breakdown/Changes:

	Company
	Provisions for contingencies
	Labor	Tax	Civil and regulatory	Contingent liability (PPA) (a)	Provision for decommissioning (b)	Total
Balances at 12.31.12	598,733	1,336,071	568,225	264,520	24,935	2,792,484
Inflows	378,177	79,735	222,633	-	15,236	695,781
Write-offs due to reversal	(67,952)	(77,105)	(74,176)	-	-	(219,233)
Write-offs due to payment	(81,507)	(23,817)	(75,127)	(6,127)	(11,967)	(198,545)
Monetary restatement	32,856	114,097	77,729	17,284	-	241,966
Merger/Spin-off at 07.01.13	127,873	704,953	251,119	-	207,794	1,291,739
Balances at 12.31.13	988,180	2,133,934	970,403	275,677	235,998	4,604,192
Inflows	233,655	171,353	532,459	-	137,082	1,074,549
Write-offs due to payment	(199,668)	(67,632)	(229,341)	-	-	(496,641)
Write-offs due to reversal	(63,375)	(26,898)	(177,461)	(16,955)	(126,151)	(410,840)
Monetary restatement	54,334	169,141	101,411	18,886	-	343,772
Balances at 12.31.14	1,013,126	2,379,898	1,197,471	277,608	246,929	5,115,032

At 12.31.14
Current	124,599	-	549,677	-	-	674,276
Noncurrent	888,527	2,379,898	647,794	277,608	246,929	4,440,756

At 12.31.13
Current	92,712	-	468,691	-	-	561,403
Noncurrent	895,468	2,133,934	501,712	275,677	235,998	4,042,789

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2014 and 2013

(In thousands of reais, unless otherwise stated)

	Consolidated
	Provisions for contingencies
	Labor	Tax	Civil and regulatory	Contingent liability (PPA) (a)	Provision for decommissioning (b)	Total
Balances at 12.31.12	717,247	1,952,050	795,294	264,520	221,316	3,950,427
Inflows	401,908	198,478	296,175	-	31,404	927,965
Write-offs due to payment	(77,137)	(97,177)	(102,948)	-	-	(277,262)
Write-offs due to reversal	(86,959)	(43,207)	(99,496)	(6,127)	(11,967)	(247,756)
Monetary restatement	33,121	138,656	81,378	17,284	-	270,439
Balances at 12.31.13	988,180	2,148,800	970,403	275,677	240,753	4,623,813
Inflows	233,655	171,366	532,459	-	137,082	1,074,562
Write-offs due to payment	(199,668)	(67,632)	(229,341)	-	-	(496,641)
Write-offs due to reversal	(63,375)	(26,898)	(177,461)	(16,955)	(126,151)	(410,840)
Monetary restatement	54,334	170,405	101,411	18,886	-	345,036
Balances at 12.31.14	1,013,126	2,396,041	1,197,471	277,608	251,684	5,135,930

At 12.31.14
Current	124,599	-	549,677	-	-	674,276
Noncurrent	888,527	2,396,041	647,794	277,608	251,684	4,461,654

At 12.31.13
Current	92,712	-	468,691	-	-	561,403
Noncurrent	895,468	2,148,800	501,712	275,677	240,753	4,062,410

(a)  Refers to contingent liabilities arising from PPA generated in acquisition of the controlling interest of Vivo Part. in 2011.

(b)  Refer to costs to be incurred to return the sites (locations for installation of base radio, equipment and real estate) to their respective owners in the same conditions as they were at the time of execution of the initial lease agreement.

The Company, as an entity and also as successor to the merged companies, and its subsidiaries are a party in labor, tax and civil claims filed in different courts. The management of the Company and its subsidiary, based on the opinion of its legal counsel, recognized provisions for those cases in which an unfavorable outcome is considered probable.

19.1) Provisions and labor contingencies

	Amounts involved
	Company		Consolidated
Nature/Degree of risk	12.31.14	12.31.13	12.31.14	12.31.13
Probable provisions	1,013,126	988,180	1,013,126	988,180
Possible contingencies	229,715	313,536	229,715	313,536

Provisions and labor contingencies involve labor claims filed by former employees and employees at outsourced companies (the later alleging joint or subsidiary liability) claiming for, among other issues, overtime, salary equalization, post-retirement salary supplements, job hazard premium, additional for unhealthy work conditions and claims related to outsourced services.

The Company is also defendant in labor claims filed by retired former employees regarding the Medical Care Plan for Retired Employees (“PAMA”), which require, among other issues, the annulment of the change occurred in such plan. Most of the claims await decision by the Regional Labor Court of São Paulo and the Superior Labor Court. Based on the opinion of its legal advisors and the current jurisdictional benefits, management considers this claim as a possible risk. No amount has been allocated for these claims, since in the case of loss, it is not possible to estimate the corresponding amount payable by the Company.

Additionally, the Company is party to public civil actions filed by the Department of Labor, in respect to the decision to restrain the Company from continuing to hire outsourced companies to carry out the Company’s main activities. No amounts were allocated to the possible likelihood of an unfavorable outcome related to these public civil actions in the table above, since in these phases, in the event of loss, it is not possible to estimate the Company’s monetary loss.

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2014 and 2013

(In thousands of reais, unless otherwise stated)

19.2) Provisions and tax contingencies

	Amounts involved
	Company		Consolidated
Nature/Degree of risk	12.31.14	12.31.13	12.31.14	12.31.13
Probable provisions	2,379,898	2,133,934	2,396,041	2,148,800
Federal	2,302,029	2,027,232	2,318,172	2,042,098
State	61,134	91,923	61,134	91,923
Municipal	16,735	14,779	16,735	14,779

Possible contingencies	21,186,885	16,080,392	21,401,796	16,246,407
Federal	4,973,141	3,904,297	4,981,909	3,913,929
State	9,805,466	7,007,705	9,930,020	7,088,859
Municipal	658,468	579,556	660,084	580,853
Anatel	5,749,810	4,588,834	5,829,783	4,662,766

Provisions for probable tax contingencies

Federal taxes

At December 31, 2014, the Company and subsidiary are parties to administrative and judicial proceedings relating to: (i) additional contributions to the FGTS on deposits made by employees (the issue does not result in the reduction of part of FGTS deposits made by the Company on behalf of its employees); (ii) claims resulting from the non-ratification of compensation and refund requests, formulated by the Company; (iii) social contributions relating to a supposed failure to pay 11% on the value of invoices, billing and receipts from service providers hired for the transfer of labor; (iv) CIDE levied on the remittance of funds abroad relating to technical services, administrative assistance and to services of similar nature, as well as royalties; (v) non-inclusion of interconnection and EILD expenses in the FUST tax base; (vi) contribution to Empresa Brasileira de Comunicação, created by Law No. 11652/08; (vii) Fistel Rates (TFI and TFF) on mobile stations; (viii) IRRF on Interest on Equity; (ix) Price for Numbering Resources Management (PPNUM) by ANATEL instituted by Resolution No. 451/06; (x) Social Investment Fund (Finsocial) offset amounts; (xi) failure to pay withholding social contribution levied on services rendered, remuneration, salaries and other salary bases; (xii) COFINS – Requirement resulting from non-inclusion of financial income into the tax base; (xiii) additional charges to the PIS and COFINS tax base, as well as additional charges to COFINS required by Law No. 9718/98; and (xiv) Tax on ILL.

At December 31, 2014, total consolidated provisions amounted to R$2,318,172 (R$2,042,098 at December 31, 2013).

State taxes

At December 31, 2014, the Company or its subsidiary were parties to administrative and judicial proceedings in progress referring to (i) ICMS tax credits on electric power and tax credits without documentation (ii) ICMS not levied on telecommunication services; (iii) disallowance of ICMS tax incentives for cultural projects; (iv) environmental administrative fine; (v) disallowance of ICMS credits referring to Covenant 39; and (vi) cobilling.

At December 31, 2014, total consolidated provisions amounted to R$61,134 (R$91,923 at December 31, 2013).

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2014 and 2013

(In thousands of reais, unless otherwise stated)

Municipal taxes

At December 31, 2014, the Company and its subsidiary were parties to tax claims at a municipal level, in the judicial sphere, related to (i) IPTU; (ii) ISS levied on chattel lease services and secondary and complementary activities, and (iii) Surveillance, Control and Inspection Fee (“TVCF”).

At December 31, 2014, total consolidated provisions amounted to R$16,735 (R$14,779 at December 31, 2013).

Possible tax contingencies

Based on the opinion of management and its legal advisors, chances of unfavorable outcome in federal, state and municipal proceedings with ANATEL are possible, as follows:

Federal taxes

At December 31, 2014, the Company and its subsidiary were parties to various administrative and judicial proceedings, at the federal level, which are ongoing in various court levels.

Key proceedings refer to: (i) protest letters due to non-ratification of compensation requests made by the Company; (ii) social security contribution (INSS) on compensation payment for salary devaluation arising from losses caused by “Plano Verão” (Summer Plan) and “Plano Bresser” (Bresser Plan), SAT (Occupational Accident Insurance), Social Security and payables to third parties (INCRA and SEBRAE), supply of meals to employees, 11% retention (labor assignment); (iii) IRRF on the funds remittance abroad related to technical services and to administrative support and similar services, as well as royalties; (iv) PIS levied on roaming; (v) CPMF levied on operations resulting from the technical cooperation agreement with the National Treasury Department (“STN”) (offsetting through the Integrated System of Federal Government Financial Administration - SIAFI) and on foreign-exchange contracts required by the Brazilian Central Bank; (vi) IRPJ and CSLL related to deductions on revenues from reversal of provisions; (vii) IRPJ and CSLL - disallowance of costs and sundry expenses not evidenced; (viii) deductions of COFINS from loss in swap transactions; (ix) PIS / COFINS accrual basis versus cash basis; (x) IRPJ payable in connection with allocation of excess funds to Northeast Investment Fund (FINOR), Amazon Region Investment Fund (FINAM) or Economic Recovery Fund of Espírito Santo State (FUNRES); (xi) IRPJ on derivative operations; and (xii) IRPJ and CSLL – disallowance of expenses related to the goodwill paid in the acquisition of Celular CRT S.A., goodwill arising from the privatization process and corporate restructuring of Vivo S.A. and goodwill arising from merger of Navytree and TDBH.

At December 31, 2014, total consolidated possible contingencies amounted to R$4,981,909 (R$3,913,929 at December 31, 2013).

State taxes

At December 31, 2014, the Company and its subsidiary were parties to various administrative and judicial proceedings related to ICMS, at the state level, which are ongoing in various court levels.

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2014 and 2013

(In thousands of reais, unless otherwise stated)

Key proceedings refer to: (i) provision of facility, utility and convenience services and rental of the “Speedy” service modem; (ii) international calls (DDI); (iii) undue credit related to the acquisition of items intended to property, plant and equipment and lack of proportionate credit reversal referring to the acquisition of property, plant and equipment items; (iv) amounts unduly appropriated as ICMS tax credits; (v) service provided outside São Paulo state with ICMS paid to São Paulo State; (vi) co-billing, (vii) tax substitution with a fictitious tax base (tax guideline); (viii) use of credits related to acquisition of electric power; (ix) secondary activities, value added and supplementary services (Agreement 69/98); (x) tax credits related to opposition/challenges referring to telecommunications services not provided or mistakenly charged (Agreement 39/01); (xi) shipment of goods with prices lower than acquisition prices (unconditional discounts); (xii) deferred collection of ICMS - interconnection (DETRAF – Traffic and Service Provision Document); (xiii) credits derived from tax benefits granted by other states; (xiv) disallowance of tax incentives related to cultural projects; (xv) transfers of assets among business units owned by the Company; (xvi) communications service tax credits used in provision of services of the same nature; (xvii) card donation for prepaid service activation; (xviii) reversal of credit from return and free lease in connection with assignment of networks (used by the Company itself and exemption from public bodies); (xix) DETRAF fine; (xx) own consumption; (xxi) exemption of public bodies; (xxii) issue of invoices with negative ICMS amounts due to granting of conditional discounts; (xxiii) new tax register bookkeeping without previous authorization by tax authorities; (xxiv) subscription; and (xxv) services not measured.

At December 31, 2014, total consolidated possible contingencies amounted to R$9,930,020 (R$7,088,859 at December 31, 2013).

Municipal taxes

At December 31, 2014, the Company and its subsidiary were parties to various administrative and judicial proceedings, at the municipal level, which are ongoing in various court levels.

Key proceedings refer to: (i) ISS – secondary activities, value added and supplementary services; (ii) withholding ISS; (iii) IPTU; (iv) Land Use Fee; (v) municipal fees; (vi) tariff for Use of Mobile Network and infrastructure lease; (vii) advertising services; (viii) services provided by third parties; (ix) business management consulting services provided by Telefónica Internacional; (x) ISS tax levied on caller ID services and on cell phone activation; and (xi) ISS on continuous rendered service, provision, reversal and cancelled invoices.

At December 31, 2014, total consolidated possible contingencies amounted to R$660,084 (R$580,853 at December 31, 2013).

ANATEL

Universal Telecommunication Services Fund (“FUST”)

Injunction petitioned for acknowledgement of the right to: non-inclusion of interconnection and EILD expenses in the FUST base, pursuant to Abridgement No. 7, of December 15, 2005, since it disagrees with the provisions of the sole paragraph, article 6, of Law No. 9998/00, which are waiting to be tried in the court of appeals.

A number of delinquency notices referring to debit entry issued by ANATEL at the administrative level to set up the tax credit related to interconnection, EILD and other revenues that are not earned from the provision of telecommunications services.

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2014 and 2013

(In thousands of reais, unless otherwise stated)

At December 31, 2014, total consolidated possible contingencies amounted to R$3,139,254 (R$2,185,034 at December 31, 2013).

Telecommunications Technology Development Fund (“FUNTTEL”)

At December 31, 2014, the Company and its subsidiary were parties to administrative and judicial proceedings which are waiting to be tried at the lower administrative court and the court of appeals. Such proceedings concern the collection of contributions to FUNTTEL on other revenues (not related to telecom services), as well as on income and expenses transferred to other operators (interconnection).

At December 31, 2014, total consolidated possible contingencies amounted to R$716,369  (R$664,386 at December 31, 2013).

Telecommunications Inspection Fund (“FISTEL”)

Upon extension of the effective license period to use telephone switches in connection with use of STFC and extension of the right to use radiofrequency in connection with wireless service, ANATEL charges the Installation Inspection Fee (TFI).

This collection is based on ANATEL’s understanding that such extension would represent a taxable event for TFI. The Company understands that such collection is unjustified, and separately challenged the aforesaid fee in court.

At December 31, 2014, total consolidated possible contingencies amounted to R$1,971,290 (R$1,811,104 at December 31, 2013), without the respective judicial deposit.

Public Price for Numbering Resource Management (“PPNUM”)

The Company, along with other wireless carriers in Brazil, is challenging in court the tariff charged by ANATEL for use by such carriers of the numbering resources managed by the agency. When charged by ANATEL, the Company made a judicial deposit referring to the amounts payable. On April 23, 2009, the carriers received a favorable sentence and the lawsuit is currently waiting to be tried at the court of appeals.

At December 31, 2014, total consolidated possible contingencies amounted to R$2,870 (R$2,242 at December 31, 2013).

19.3) Provisions, civil and regulatory contingencies

	Amounts involved
	Company		Consolidated
Natureza/Grau de Risco	12.31.14	12.31.13	12.31.14	12.31.13
Probable provisions	1,197,471	970,403	1,197,471	970,403
Civil	772,658	599,868	772,658	599,868
Regulatory	424,813	370,535	424,813	370,535

Possible contingencies	4,484,947	3,366,707	4,484,947	3,366,707
Civil	1,873,607	1,681,450	1,873,607	1,681,450
Regulatory	2,611,340	1,685,257	2,611,340	1,685,257

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2014 and 2013

(In thousands of reais, unless otherwise stated)

Provisions for probable civil contingencies

•           The Company is party to proceedings that involve right to receive supplementary amounts from shares calculated in relation to the network expansion plan after 1996 (supplement of shares proceedings). These proceedings involve various phases: 1st level, Court of Justice and Supreme Court of Justice. At December 31, 2014, total consolidated provision amounted to R$138,654 (R$95,219 at December 31, 2013).

•           The Company is party to various proceedings of a civil nature filed by consumers, in the administrative and judicial spheres, the subject of which are poor services and/or products sold. At December 31, 2014, total consolidated provision amounted to R$325,571 (R$203,212 at December 31, 2013).

•           The Company is party to various proceedings of a civil nature not filed by consumers, in the administrative and judicial spheres, all related to the ordinary course of business. At December 31, 2014, total consolidated provision amounted to R$308,433 (R$301,437 at December 31, 2013).

Provisions for probable regulatory contingencies

The Company is party to administrative proceedings against ANATEL, which were filed based on alleged noncompliance with obligations set forth in industry regulations, as well as in legal claims discussing sanctions by ANATEL at the administrative level. At December 31, 2014, total consolidated provision amounted to R$424,813 (R$370,535 at December 31, 2013).

Possible civil contingencies

Based on the opinion of management and its legal advisors, chances of unfavorable outcome in civil proceedings are possible, as follows:

•      Community Telephone Plan (“PCT”): Refers to a Public Civil Action to which the Company is a party and which is related to the PCT, a plan that allows purchasers of telephone line expansion plans who did not receive shares for their financial investment to claim indemnity rights, in the municipality of Mogi das Cruzes. Total consolidated possible contingencies amounted to R$336,758 at December 31, 2014 (R$281,059 at December 31, 2013). The São Paulo State Court of Justice (“TJSP”) has reversed the decision and deemed the claim groundless. The carriers association of Mogi das Cruzes (plaintiff) filed a special appeal to reverse that decision, which is currently awaiting a decision.

•      Class actions filed by SISTEL Members Association (“ASTEL”) in São Paulo State, whereby SISTEL members in São Paulo State question the changes made in the health care plan for retired employees (“PAMA”), and that former conditions are restored. The claim is still at the appeal stage, pending a decision by the court of appeals, which changed the dismissal decision. The amount is not measurable and the claims are uncertain due to their unenforceability, since it would be necessary to restore the plan to its previous conditions.

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2014 and 2013

(In thousands of reais, unless otherwise stated)

•      Public civil actions filed by ASTEL in São Paulo State and by the National Federation of Associations of Retirees, Pensioners and Pension Funds Members of the Telecommunications Industry (“FENAPAS”), both against SISTEL. The Company and other carriers seek annulment of PBS pension plan spin-off, claiming “the dismantling of SISTEL Foundation supplementary pension system”, which originated several specific PBS-mirrors plans, and respective allocation of resources deriving from technical surplus and tax contingencies at the time of the spin-off. The amount is not measurable and the claims are uncertain due to their unenforceability, since it would be necessary to restore SISTEL's spun-off fund related to carriers of the former Telebrás System.

•      The Public Prosecutor’s Office of São Paulo State began a public class action claiming moral and property damages suffered by all consumers of telecommunications services from 2004 to 2009 due to the bad quality of services and failures of the communications system. The Public Prosecutor’s Office suggested that the indemnification to be paid should be R$ 1 billion. The decision handed down on April 20, 2010 imposes the payment of indemnification for damages caused to all consumers who have filed a suit for such damages.

Conversely, in the event that the number of claiming consumers is not in line with the gravity of damages, after the lapsing of one year, the judge determined that the amount of R$ 60 million should be deposited in the Special Expenses Fund to Recover Natural Rights Damages (“Fundo Especial de Despesa de Reparação de Interesses Difusos Lesados”). It is not possible to estimate the number of consumers who will individually file suits nor the amounts claimed thereby. The parties filed an appeal on the merits of the case. The judgment effects are in abeyance. No amount has been assigned to the possible likelihood of an unfavorable outcome in connection with this action, since, in the case of loss, estimating the corresponding amount payable by the Company is not practicable at this time. Likewise, establishing a provision for contingency equivalent to the amount sought is not possible.

•      The Company is involved in other civil claims, at several levels, related to service rendering. Such claims have been filed by individual consumers, civil associations representing consumer rights or by the Bureau of Consumer Protection (PROCON), as well as by the Federal and State Public Prosecutor’s Office. It is also involved in other claims of several types related to the normal course of business. At December 31, 2014, total consolidated possible contingencies amounted to R$1,525,908 (R$1,383,932 at December 31, 2013).

•      The Company has received fines regarding the noncompliance with SAC Decree. We currently have various actions (administrative and judicial proceedings). At December 31, 2014, total consolidated possible contingencies amounted to R$10,941 (R$16,459 at December 31, 2013).

•      Intellectual Property: Lune Projetos Especiais Telecomunicação Comércio e Ind. Ltda (“Lune”), a Brazilian company, proposed the lawsuit on November 20, 2001 against 23 wireless carriers claiming to own the patent for caller ID and the trademark "Bina". The purpose of that lawsuit it to interrupt provision of such service by carriers and to seek indemnification equivalent to the amount paid by consumers for using the service.

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2014 and 2013

(In thousands of reais, unless otherwise stated)

An unfavorable sentence was passed determining that the Company should refrain from selling mobile phones with Caller ID service (“Bina”), subject to a daily fine of R$10,000.00 in case of noncompliance. Furthermore, according to the sentence passed, the Company must pay indemnification for royalties to be calculated in settlement. Motions for Clarification were opposed by all parties and Lune’s motions for clarification were accepted since an injunctive relief in this stage of the proceedings was deemed applicable. Bill of review appeal in view of the current decision which granted a stay of execution suspending unfavorable decision until final judgment of the review. Bill of review for appeal at sentence phase pending decision. There is no way to determine the extent of potential liabilities with respect to this claim.

•      Validity of prepaid plan: The Company and other wireless carriers are defendants in several lawsuits filed by the Public Prosecutor’s Office and consumer associations to challenge imposition of a period to use prepaid minutes. The plaintiffs allege that the prepaid minutes should not expire after a specific period. Conflicting decisions were handed down by courts on the matter. Although we believe that our criteria for the period determination comply with ANATEL standards. The likelihood of an unfavorable outcome has been assessed by legal advisors as remote for collective proceedings.

Possible regulatory contingencies

Based on the opinion of management and its legal advisors, chances of unfavorable outcome in proceedings involving regulatory matters are possible, as follows:

•      The Company is party to administrative proceedings filed by ANATEL alleging noncompliance with the obligations set forth in industry regulations, as well as legal claims which discuss the sanctions applied by ANATEL at the administrative level. At December 31, 2014, total consolidated possible contingencies amounted to R$2,611,340 (R$1,685,257 at December 31, 2013).

•      Administrative and judicial proceedings discussing payment of 2% charge on revenue from interconnection services due to the extension of right of use of SMP-related radiofrequencies. Under clause 1.7 of the Authorization Terms that grant right of use of SMP-related radiofrequencies, the extension of right of use of such frequencies entails payment every two years, during the extension period (15 years), of a 2% charge calculated on net revenue from the basic and alternative service plans of the service company, determined in the year before that of payment.

However, ANATEL determined that the 2% charge should be calculated on revenue from service plans and also on revenue from interconnection services and other operating income, o which is not provided for by clause 1.7 of the referred to Authorization Terms.

Considering, based on the provisions of the Authorization Terms, that revenue from interconnection services should not be included in the calculation of the 2% charge for radiofrequency use right extension, the Company, filed administrative and judicial proceedings challenging these charges, based on ANATEL’s position.

19.4) Guarantees

At December 31, 2014, the Company and its subsidiary granted guarantees for tax, civil and labor proceedings, as follows:

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2014 and 2013

(In thousands of reais, unless otherwise stated)

	Consolidated
	At December 31, 2014			At December 31, 2013
	Property and equipment	Judicial deposits and garnishments	Guarantee letters	Property and equipment	Judicial deposits and garnishments	Guarantee letters
Civil, labor and tax	130,000	4,745,225	2,537,608	187,025	4,315,283	2,263,773
Total	130,000	4,745,225	2,537,608	187,025	4,315,283	2,263,773

In addition to the guarantees presented above, at December 31, 2014, the Company and its subsidiary had amounts under short-term investment frozen by the courts (except for loan-related investments), amounting to R$64,899 – consolidated (R$46,542 at December 31, 2013).

20) DEFERRED REVENUE

20.a) Breakdown

	Company		Consolidated
	12.31.14	12.31.13	12.31.14	12.31.13
Activation revenue (a)	91,954	114,503	106,209	120,521
Services and goods (b)	764,791	673,810	764,791	673,810
Disposal of PP&E (c)	124,247	123,063	124,247	123,063
Government grants (d)	77,113	40,840	77,113	40,840
Customer loyalty program (e)	92,670	91,763	92,670	91,763
Donation of equipment (f)	8,947	11,076	8,947	11,076
Other (g)	25,824	10,139	25,824	10,139
Total	1,185,546	1,065,194	1,199,801	1,071,212

Current	704,589	812,843	717,019	817,551
Noncurrent	480,957	252,351	482,782	253,661

(a)     Refers to the deferral of activation revenue (fixed) recognized in income over the estimated period of duration of the customer plan.

(b)     Refers to the balances of agreements of prepaid services revenue and multi-element operations, which are recognized in income to the extent that services are provided to customers. It includes amount of the agreement that the Company entered into for industrial exploration of its mobile network by other SMP operator in Regions I, II and III of the general authorization plan, exclusively for provision of SMP by the operator to its users.

(c)     Refers to net balance of the residual value from disposal of non-strategic towers and rooftops to be transferred to income upon compliance with conditions for recognition in books.

(d)     Refers to government grant deriving from funds raised with BNDES in a specific credit line, used in the acquisition of domestic equipment and registered at BNDES (Finame) and applied in projects to expand the network capacity, which have been amortized by the useful life of equipment and incentives deriving from projects relating to state taxes, which are amortized over their agreement terms

(e)     Refers to the loyalty point program maintained by the Company, which allows customers to accumulate points when paying their bills referring to use of services offered. The balance represents the Company’s estimate of customers’ exchanging points for goods and/or services in the future.

(f)      Refers to the balances of network equipment donations from suppliers, which are amortized by the useful life of the referred to equipment.

(g)     This includes amounts of the refund proceeding referring to costs incurred when radiofrequency sub-bands 2,500MHz to 2,690MHz.ceased to be used due to the decommissioning og the Multichannel Multipoint Distribution Service (MMDS)

20.b) Changes

	Company	Consolidated
Balance at 12.31.2012	108,765	1,037,935
Additions	7,109,599	13,301,730
Write-offs	(7,100,537)	(13,268,453)
Merger/spin-off at 07.01.13	947,367	-
Balance at 12.31.2013	1,065,194	1,071,212
Additions	10,628,354	10,641,475
Write-offs	(10,508,002)	(10,512,886)
Balance at 12.31.2014	1,185,546	1,199,801

Current	704,589	717,019
Noncurrent	480,957	482,782

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2014 and 2013

(In thousands of reais, unless otherwise stated)

21) OTHER LIABILITIES

	Company		Consolidated
	12.31.14	12.31.13	12.31.14	12.31.13
Third-party withholdings	202,390	231,784	204,227	236,510
Amounts to be refunded to subscribers	41,260	52,418	43,445	56,746
Payables to related parties	296,961	257,519	119,803	105,164
Payable for license renewal	275,839	154,211	275,839	154,211
Other payables	46,258	50,916	70,141	56,275
Total	862,708	746,848	713,455	608,906

Current	638,441	602,195	518,333	487,994
Noncurrent	224,267	144,653	195,122	120,912

22) EQUITY

a) Capital

Paid-in capital as of December 31, 2014 and 2013 amounted to R$ 37,798,110. Subscribed and paid-in capital is divided into shares without par value, as follows:

	Common shares		Preferred shares		Grand total
Shareholders	Number	%	Number	%	Number	%, including treasury stock	%, except for treasury stock
Telefónica Internacional S.A.	58,859,918	15.43%	271,707,098	36.52%	330,567,016	29.37%	29.43%
Telefónica S.A.	97,976,194	25.68%	179,862,845	24.17%	277,839,039	24.68%	24.73%
SP Telecomunicações Participações Ltda	192,595,149	50.47%	29,042,853	3.90%	221,638,002	19.69%	19.73%
Telefónica Chile S.A.	696,110	0.18%	11,792	0.00%	707,902	0.06%	0.06%
Total group companies	350,127,371	91.76%	480,624,588	64.60%	830,751,959	73.81%	73.96%
Other shareholders	31,208,300	8.18%	261,308,985	35.12%	292,517,285	25.99%	26.04%
Total outstanding shares	381,335,671	99.93%	741,933,573	99.72%	1,123,269,244	99.79%	100.00%

Treasury stock	251,440	0.07%	2,081,246	0.28%	2,332,686	0.21%	0.00%

Total shares	381,587,111	100.00%	744,014,819	100.00%	1,125,601,930	100.00%	100.00%

Outstanding shares	381,335,671		741,933,573		1,123,269,244

Book value per outstanding share
At December 31, 2014					40.02
At December 31, 2013					38.19

The Special Shareholders’ Meeting held on November 6, 2014 approved Company’s authorized capital limit increase by 500,000,000 (five hundred million) common or preferred shares, from 1,350,000,000 (one billion, three hundred and fifty million) shares to 1,850,000,000 (one billion, eight hundred and fifty million) shares. The capital increase and consequent issue of new shares are to be approved by the Board of Directors, subject to the authorized capital limit.

However, the Brazilian Corporation Law – Law No. 6.404/76, article 166, IV – establishes that capital may be increased through a Special Shareholders’ Meeting resolution held to decide about amendments to the Articles of Incorporation, if authorized capital increase limit has been reached.

Capital increases do not necessarily have to observe the proportion between the numbers of shares of each type. However, the number of preferred shares, nonvoting or with restricted voting, must not exceed 2/3 of the total shares issued.

Preferred shares are nonvoting, except for the events provided for in articles 9 and 10 of the Articles of Incorporation, but they have priority in the reimbursement of capital, without premium, and are entitled to dividends 10% higher than those paid on common shares, as per article 7 of the Company’s Articles of Incorporation and clause II, paragraph 1, article 17, of Law No. 6404/76.

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2014 and 2013

(In thousands of reais, unless otherwise stated)

Holders of preferred shares are also fully entitled to vote, when the Company does not pay minimum dividends to which they are entitled, for 3 consecutive fiscal years, until payment thereof.

b) Premium on acquisition of interest from non-controlling shareholders

In accordance with the accounting practices adopted in Brazil prior to the adoption of the IFRS/CPC, goodwill was recorded when shares were acquired at a higher value than their book value, generated by the difference between the book value of shares acquired and the transaction’s fair value. With the adoption of IAS 27R (IFRS 10 since 2013)/CPC 35 and 36, the effects of all acquisition of shares from non-controlling shareholders are recorded under equity when there is no change in the shareholding. Consequently, these transactions no longer generate goodwill or income, and the goodwill previously generated from acquisition from non-controlling shareholders were adjusted based on the Company’s equity. The balance of this account at December 31, 2014 and 2013 was R$70,448.

c) Capital reserves

c.1) Special goodwill reserve

This represents the tax benefit generated by the merger of Telefonica Data do Brasil Ltda. which will be capitalized in favor of the controlling shareholders after the tax credits are realized under the terms of CVM Ruling No. 319/99. The balance of this account at December 31, 2014 and 2013 was R$63,074.

c.2) Other capital reserves

Other capital reserves are issue or capitalization in excess, in relation to the basic share value on the issue date. The balance of this account at December 31, 2014 and 2013 was R$2,735,930.

c.3) Treasury stock

These represent the Company’s treasury stocks arising from: (i) merger of TDBH (in 2006); (ii) merger of Vivo Part. shares (in 2011), and (iii) repurchase of common and preferred shares. The balance of this account at December 31, 2014 and 2013 was R$112,107.

d) Income reserves

d.1) Legal reserve

The legal reserve is set up by allocation of 5% of the net profit for the year, up to the limit of 20% of the paid-up capital stock. Legal reserve may only be used to increase capital or to offset accumulated losses. The balance of this account at December 31, 2014 amounted to R$1,532,630  (R$1,285,797 at December 31, 2013).

d.2) Tax incentive reserve

This reserve includes a 75% income tax reduction benefit to be applied on Profit from Tax Incentive Operations (PTIO) in the following areas: North of Minas Gerais State, Vale do Jequitinhonha and the states of Acre, Amapá, Amazonas, Maranhão, Mato Grosso, Pará, Rondônia and Roraima. This incentive was granted due to merger of Vivo Part. and Vivo, effective until 2013.

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2014 and 2013

(In thousands of reais, unless otherwise stated)

The Company has a tax benefit related to Espírito Santo State ICMS, referring to a credit granted from the installation of a cell site (ERB) that supports SMP, fully operating based on current rules, which ensure that the locations listed in the public notice are included in SMP coverage area.

The portion of these tax benefits was excluded from dividend calculation, and may be used only in the event of capital increase or loss absorption.

The balance of this account at December 31, 2014 was R$1,849 (R$1,699 at December 31, 2013).

e) Dividends – proposed and interim

e.1) Remaining Proposed Dividends – 2013

On February 25, 2014, the Company’s Board of Directors approved allocation of dividends amounting to R$1,043,000, based on profits existing in the balance sheet of the 4th quarter of 2013, equivalent to R$0.871008413012 per common share and R$0.958109254313 per preferred share, to holders of common and preferred shares that were registered with the Company through March 10, 2014.

On April 23, 2014, the Annual Shareholders’ Meeting approved allocation of additional proposed dividends from fiscal year 2013, not distributed yet, amounting to R$132,538, equivalent to R$0.110682844154 per common share and R$0.121751128569 per preferred share, to holders of common and preferred shares that were registered with the Company through April 23, 2014.

e.2) Interim Dividends and IOE – 2014 and 2013

In 2014 and 2013, the Company allocated interim dividends and IOE, which were charged to mandatory minimum dividend of 2014, as follows:

2014

	Dates			Gross amount			Net value			Amount per share (a)
Nature	Approval	Credit	Beginning of payment	Common	Preferred	Total	Common	Preferred	Total	Common	Preferred

JSCP	07/18/14	07/31/14	12/19/14	94,899	203,101	298,000	80,664	172,636	253,300	0.211530	0.232683
JSCP	08/18/14	08/29/14	12/19/14	95,340	204,045	299,385	81,039	173,438	254,477	0.212513	0.233765
JSCP	09/19/14	09/30/14	12/19/14	79,666	170,501	250,167	67,716	144,926	212,642	0.177577	0.195334
JSCP	10/20/14	10/31/14	Until 12/31/15	97,374	208,398	305,772	82,768	177,138	259,906	0.217047	0.238752
JSCP	11/17/14	11/28/14	Until 12/31/15	147,522	315,725	463,247	125,394	268,366	393,760	0.328828	0.361711
JSCP	12/18/14	12/30/14	Until 12/31/15	151,402	324,027	475,429	128,692	275,423	404,115	0.337475	0.371223
Total				666,203	1,425,797	2,092,000	566,273	1,211,927	1,778,200

2013

	Dates			Gross amount			Net value			Amount per share (a)
Natureza	Aprovação	Crédito	Início do Pagamento	Ordinárias	Preferenciais	Total	Ordinárias	Preferenciais	Total	Ordinárias	Preferenciais

JSCP	08/19/13	08/30/13	11/26/13	70,060	149,940	220,000	59,551	127,449	187,000	0.156163	0.171779
JSCP	09/19/13	09/30/13	11/26/13	70,060	149,940	220,000	59,551	127,449	187,000	0.156163	0.171779
JSCP	10/18/13	10/31/13	11/26/13	171,328	366,672	538,000	145,629	311,671	457,300	0.381890	0.420079
Dividends	10/18/13	10/31/13	11/26/13	237,566	508,434	746,000	-	-	-	0.622983	0.685282
JSCP	12/18/13	12/30/13	03/14/14	242,024	517,976	760,000	205,720	440,280	646,000	0.539474	0.593421
Total				791,038	1,692,962	2,484,000	470,451	1,006,849	1,477,300

(a)  IOE is calculated and recognized net of Withholding Income Tax (IRRF).

e.3) Dividends and IOE – 2014 and 2013

The dividends are calculated in accordance with the Company Articles of Incorporation and the Corporation Law. The table below shows the calculation of dividends and interest on equity for 2014 and 2013:

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2014 and 2013

(In thousands of reais, unless otherwise stated)

	2014	2013
Net income for the year	4,936,659	3,715,945
Allocation to legal reserve	(246,833)	(185,797)
Total	4,689,826	3,530,148

(-) Tax incentives - nondistributable	(150)	(1,699)

Adjusted net income	4,689,676	3,528,449

Mandatory minimum dividend - 25% of adjusted net income	1,172,419	882,112

Dividend and IOE distributed for the year:
Interest on equity (gross)	2,092,000	1,738,000
Interim dividends	-	746,000
Income available to be distributed	2,597,676	1,044,449

(+) Unclaimed IOE / dividends	207,442	116,825
(-) Actuarial (gains)/losses recognized and effect of limitation of surplus plan assets, net of taxes and other changes	(36,526)	14,264
Proposed additional dividend	2,768,592	1,175,538

The manner proposed by management for payment of dividends was:

For 2014: The remaining unallocated balance of net income for the year ended December 31, 2014, amounting to R$2,597,676, plus dividends and IOE expired in 2014, amounting to R$207,442 and less other comprehensive income amounting to (R$36,526), totaling R$2,768,592, were classified as additional dividends proposed for equity and in accordance with the management proposal for allocation of income for the year, which will be submitted for approval of the Annual Shareholders’ Meeting.

For 2013: The remaining unallocated balance of net income for the year ended December 31, 2013, amounting to R$1,044,449, plus dividends and IOE expired in 2013, amounting to R$116,825 and other comprehensive income amounting to R$14,264, totaling R$1,175,538, were classified as additional dividends proposed for equity and in accordance with the management proposal for allocation of income for the year, which was submitted to and approved by the Annual Shareholders’ Meeting, held on April 23, 2014.

Total proposed for deliberation - per share	2014	2013
Common shares	2,312048	0.981691
Preferred shares (1)	2.543253	1.079860

(1) 10% higher than the amount allocated to each common share, under article 7 of the Company Articles of Incorporation.

e.4) Interest on equity

As proposed by management, IOE was paid to shareholders in 2014 and 2013 pursuant to article 9 of Law No. 9249/95, net of withholding tax, as follows:

	2014	2013
Interest on equity, gross	2,092,000	1,738,000
Common shares	666,203	553,471
Preferred shares	1,425,797	1,184,529
Withholding income tax (IRRF)	(313,800)	(260,700)
Interest on equity, net	1,778,200	1,477,300

Exempt shareholders received full IOE, free from withholding income tax.

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2014 and 2013

(In thousands of reais, unless otherwise stated)

e.5) Unclaimed dividends

Pursuant to article 287, paragraph II, item “a” of Law No. 6404, of December 15, 1976, the dividends and interest on equity unclaimed by shareholders expire in 3 (three) years, as from the initial payment date. The Company reverses the amount of unclaimed dividends and IOE upon expiration to equity.

f. Other comprehensive income

Financial instruments available for sale: Refer to fair value variations of financial assets available for sale. The balance at December 31, 2014 was (R$7,702) and (R$2,658 at December 31, 2013).

Derivative transactions: Derivative transactions refer to the effective part of cash flow hedges until the balance sheet date. The balance at December 31, 2014 was R$227,821 (R$6,610 at December 31, 2013).

Currency translation difference of investments abroad: Refers to currency translation differences arising from the conversion of financial statements of Aliança (jointly-controlled entity). The balance at December 31, 2014 was R$12,346 (R$12,897 at December 31, 2013).

The breakdown of other comprehensive income is as follows:

	Consolidated
	Financial instruments available for sale	Derivative transactions	Currency translation adjustment - foreign investments	Total
Balances at 12.31.12	6,230	10,190	1,372	17,792
Exchange variation	-	-	11,525	11,525
Futures	-	(3,580)	-	(3,580)
Loss on financial assets available for sale	(8,888)	-	-	(8,888)
Balances at 12.31.13	(2,658)	6,610	12,897	16,849
Exchange variation	-	-	(551)	(551)
Futures	-	221,211	-	221,211
Loss on financial assets available for sale	(5,044)	-	-	(5,044)
Balances at 12.31.14	(7,702)	227,821	12,346	232,465

23) NET OPERATING REVENUE

	Company		Consolidated
	12.31.14	12.31.13	12.31.14	12.31.13
Telephony service	26,151,012	18,852,873	26,150,961	26,428,677
Network use	2,784,581	2,508,235	2,784,581	3,820,048
Data and SVA	16,424,131	10,290,965	18,355,330	16,294,856
Pay TV services	684,600	293,837	684,600	587,416
Other services (a)	964,348	910,373	1,202,481	1,297,277
Sale of goods and devices	3,165,987	1,572,756	3,424,951	3,479,786
Gross operating income	50,174,659	34,429,039	52,602,904	51,908,060

Taxes	(12,088,429)	(7,830,606)	(12,503,782)	(12,373,913)
Rebates and returns	(5,092,543)	(3,409,172)	(5,099,153)	(4,812,250)
Deductions from gross operating income	(17,180,972)	(11,239,778)	(17,602,935)	(17,186,163)

Net operating revenue	32,993,687	23,189,261	34,999,969	34,721,897

(a) The amounts referring to infrastructure-related swap contracts, under the concept of agent and principal (CPC 30 and IAS 18), which were not recognized as costs and revenues for the years ended December 31, 2014 and 2013 were R$154,861 and R$73,391, respectively (Nota 24).

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2014 and 2013

(In thousands of reais, unless otherwise stated)

No customer contributed more than 10% of gross operating revenue for the years ended December 31, 2014 and 2013.

All amounts in net income are included in income and social contribution tax bases.

24) OPERATING COSTS AND EXPENSES

	Company
	12.31.14				12.31.13
	Cost of sales and services	Selling expenses	General and administrative expenses	Total	Cost of sales and services	Selling expenses	General and administrative expenses	Total
Personnel	(529,724)	(1,679,412)	(443,630)	(2,652,766)	(392,830)	(940,628)	(394,147)	(1,727,605)
Materials	(42,721)	(55,068)	(1,960)	(99,749)	(37,685)	(22,899)	(5,254)	(65,838)
Third-party services	(3,324,626)	(5,710,697)	(766,625)	(9,801,948)	(2,377,795)	(3,820,073)	(484,903)	(6,682,771)
Interconnection and network use	(3,176,072)	-	-	(3,176,072)	(3,601,780)	-	-	(3,601,780)
Publicity and advertising	-	(940,952)	-	(940,952)	-	(518,319)	-	(518,319)
Rent, insurance, condominium and connection means (a)	(1,550,111)	(140,912)	(173,720)	(1,864,743)	(966,981)	(72,307)	(120,454)	(1,159,742)
Taxes, charges and contributions	(1,669,844)	(3,128)	(39,950)	(1,712,922)	(935,897)	(6,099)	(27,110)	(969,106)
Estimated impairment losses of trade accounts receivable	-	(832,184)	-	(832,184)	-	(480,373)	-	(480,373)
Depreciation and amortization	(4,045,175)	(893,901)	(334,180)	(5,273,256)	(3,182,369)	(676,235)	(277,064)	(4,135,668)
Cost of goods sold	(1,944,548)	-	-	(1,944,548)	(959,212)	-	-	(959,212)
Other operating costs and expenses	(3,493)	(146,917)	(13,517)	(163,927)	2,302	(54,471)	(4,433)	(56,602)
Total	(16,286,314)	(10,403,171)	(1,773,582)	(28,463,067)	(12,452,247)	(6,591,404)	(1,313,365)	(20,357,016)

	Consolidated
	12.31.14				12.31.13
	Cost of sales and services	Selling expenses	General and administrative expenses	Total	Cost of sales and services	Selling expenses	General and administrative expenses	Total
Personnel	(549,353)	(1,684,431)	(445,483)	(2,679,267)	(522,085)	(1,397,550)	(612,313)	(2,531,948)
Materials	(45,875)	(55,068)	(1,961)	(102,904)	(45,956)	(48,210)	(8,555)	(102,721)
Third-party services	(4,024,576)	(5,703,257)	(795,288)	(10,523,121)	(3,581,735)	(5,559,200)	(804,556)	(9,945,491)
Interconnection and network use	(3,176,278)	-	-	(3,176,278)	(3,842,326)	-	-	(3,842,326)
Publicity and advertising	-	(940,952)	-	(940,952)	-	(837,801)	-	(837,801)
Rent, insurance, condominium and connection means (a)	(1,556,418)	(140,912)	(173,688)	(1,871,018)	(1,428,040)	(130,466)	(185,024)	(1,743,530)
Taxes, charges and contributions	(1,692,116)	(3,128)	(39,482)	(1,734,726)	(1,721,434)	(7,547)	(34,077)	(1,763,058)
Estimated impairment losses of trade accounts receivable	-	(896,336)	-	(896,336)	-	(741,274)	-	(741,274)
Depreciation and amortization	(4,067,310)	(893,900)	(334,379)	(5,295,589)	(4,265,113)	(862,146)	(516,051)	(5,643,310)
Cost of goods sold	(2,107,068)	-	-	(2,107,068)	(2,117,899)	-	-	(2,117,899)
Other operating costs and expenses	(3,681)	(148,741)	(13,522)	(165,944)	(17,579)	(101,976)	(17,315)	(136,870)
Total	(17,222,675)	(10,466,725)	(1,803,803)	(29,493,203)	(17,542,167)	(9,686,170)	(2,177,891)	(29,406,228)

(a) The amounts referring to infrastructure-related swap contracts, under the concept of agent and principal (CPC 30 and IAS 18), which were not recognized as costs and revenues for the years ended December 31, 2014 and 2013 were R$154,861 and R$73,391, respectively (Note 23).

25) OTHER OPERATING INCOME (EXPENSES), NET

	Company		Consolidated
	12.31.14	12.31.13	12.31.14	12.31.13
Recovered fines and expenses	390,377	224,978	418,139	327,724
Provision for disposal of assets, labor, tax and civil contingencies, net	(773,707)	(734,596)	(775,390)	(838,829)
Net income (loss) upon asset disposal / loss	(15,599)	54,649	(10,266)	124,142
Other income (expenses)	(28,166)	24,237	(30,220)	3,568
Total	(427,095)	(430,732)	(397,737)	(383,395)

Other operating income	482,788	379,922	510,628	575,959
Other operating expenses	(909,883)	(810,654)	(908,365)	(959,354)
Total	(427,095)	(430,732)	(397,737)	(383,395)

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2014 and 2013

(In thousands of reais, unless otherwise stated)

26) FINANCIAL INCOME (EXPENSES), NET

	Company		Consolidated
	12.31.14	12.31.13	12.31.14	12.31.13
Financial income
Investment income	539,738	489,662	629,476	625,506
Gains on derivative transactions	641,296	304,014	641,296	454,828
Interest receivable	119,958	108,006	119,661	193,264
Monetary and exchange gains	440,573	241,627	442,807	307,650
Other	127,766	99,800	150,146	167,029
	1,869,331	1,243,109	1,983,386	1,748,277

Financial expense
Interest payable	(811,639)	(666,100)	(813,210)	(825,621)
Losses on derivative transactions	(542,967)	(269,793)	(542,967)	(350,100)
Monetary and exchange losses	(725,614)	(415,421)	(727,240)	(580,386)
PIS/COFINS on IOE received	-	(21,461)	-	(21,461)
Other	(261,210)	(139,403)	(261,964)	(185,469)
	(2,341,430)	(1,512,178)	(2,345,381)	(1,963,037)

Financial income (expenses), net	(472,099)	(269,069)	(361,995)	(214,760)

27) INCOME AND SOCIAL CONTRIBUTION TAXES

The Company and its subsidiary recognize income and social contribution taxes on a monthly basis, on an accrual basis, and pay the taxes based on estimates, in accordance with interim trial balances. Taxes calculated on profit or losses for the periods covered by the financial statements are recorded in liabilities or assets, as applicable.

Reconciliation of tax expense at standard rate

Reconciliation of the reported tax charges and  the amounts calculated by applying the nominal tax rate of 34% (income tax of 25% and social contribution tax of 9%) at December 31, 2014 and 2013 is shown in table below.

	Company		Consolidated
	12.31.14	12.31.13	12.31.14	12.31.13
Income before taxes	4,374,054	4,045,952	4,753,974	4,662,364

Income and social contribution tax expenses	(1,487,178)	(1,375,624)	(1,616,351)	(1,585,204)
Permanent and temporary differences
Equity pickup, net of interest on equity received effects	252,493	571,713	2,360	(22,684)
Dividends expired	(17,860)	(9,241)	(17,860)	(9,241)
Non-deductible expenses, gifts, incentives and interest on equity received	(118,968)	(50,733)	(122,353)	(118,479)
Deferred taxes recognized in subsidiaries on income and social contribution tax losses and temporary differences referring to prior years	-	-	-	255,778
Deferred taxes not recognized in subsidiaries on income and social contribution tax losses	-	-	-	(24,939)
Deferred tax adjustments – Law No. 12973/14 (a)	1,195,989	-	1,195,989	-
Tax benefit related to interest on equity paid	711,280	590,920	711,280	590,920
Other (additions) exclusions	26,849	(57,042)	29,620	(32,570)
Tax expense	562,605	(330,007)	182,685	(946,419)

Effective rate	-13%	8%	-4%	20%
IRPJ and CSLL – current	(293,275)	-	(567,014)	(623,768)
Deferred income and social contribution taxes	855,880	(330,007)	749,699	(322,651)

(a)  After Law No. 12973 (signing into Law of Provisional Executive Order No. 627/13), published on May 14, 2014, entered into effect, the Company reviewed the tax bases of certain intangible assets arising from business combinationsand recognized a positive net effect on deferred income and social contribution taxes amounting to R$1,195,989.

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2014 and 2013

(In thousands of reais, unless otherwise stated)

Breakdown of changes in the deferred income and social contribution taxes on temporary differences is shown in Note 7.2.

28) EARNINGS  PER SHARE

Basic and diluted earnings per share were calculated by dividing income attributed to the Company’s shareholders by the weighted average number of outstanding common and preferred shares for the year. No transactions were carried out that could have potential shares issued through the date of issuance of the consolidated financial statements; therefore, there are no adjustments of diluting effects inherent to the potential issue of shares.

The table below shows the calculation of earnings per share for the years ended December 31, 2014 and 2013:

	Company
	12.31.14	12.31.13
Net income for the year attributed to shareholders:	4,936,659	3,715,945
Common	1,572,094	1,183,354
Preferred	3,364,565	2,532,591

Number of shares:	1,123,269	1,123,269
Weighted average of outstanding common shares for the year	381,335	381,335
Weighted average of outstanding preferred shares for the year	741,934	741,934

Basic and diluted earnings per share:
Common shares	4.12	3.10
Preferred shares	4.53	3.41

29) RELATED-PARTY TRANSACTIONS AND BALANCES

Significant balances of assets and liabilities with related parties arise from transactions with controlling group related companies at prices and under other business conditions agreed between the parties, as follows:

a)  Fixed and mobile telephone services: services provided by companies of Telefónica Group;

b) Digital TV services: provided by Media Networks Latino America;

c) Lease and maintenance of safety equipment: provided by Telefonica Engenharia e Segurança do Brasil;

d) Corporate services: these are passed through at the cost effectively incurred on those services;

e) Systems development and maintenance services: provided by Telefónica Global Technology;

f) International transmission infrastructure for a number of data circuit and roaming services: provided by Telefónica International Wholesale Brazil, Telefónica International Wholesale Services Spain and Telefónica USA;

g) Administrative management services: financial, equity, accounting and human resources services provided by Telefonica Serviços Empresariais do Brasil;

h) Logistics and courier services: provided by Telefonica Transportes e Logística;

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2014 and 2013

(In thousands of reais, unless otherwise stated)

i) Voice portal content provider services: provided by Terra Networks Brazil;

j) Data communications and integrated solution services: provided by Telefónica International Wholesale Services Spain and Telefónica USA;

k) Long-distance calls and international roaming services: provided by companies of Telefónica Group;

l) Refund of expenses: from advisory service fees, expenses with salaries and other expenses paid by the Company to be refunded by companies of the Telefónica Group;

m) Brand Fee: Assignment of rights to use the brand paid to Telefónica;

n) Stock option plan: to employees of Telefónica Brasil and Telefônica Data, linked to the share’s acquisition of Telefônica; and

o) Reimbursement of expenses for the digital business to Telefónica Internacional.

p) Lease of Company buildings where Telefônica Serviços Empresariais do Brasil and Telefônica Transportes e Logística will be located;

A summary of significant related-party balances is as follows:

		Balance sheet- Assets
		December 31, 2014			December 31, 2013
		Current assets		Noncurrent assets	Current assets		Noncurrent assets
Parent	Type of transaction	Trade accounts receivable, net	Other assets	Other assets	Trade accounts receivable, net	Other assets	Other assets
Companies
SP Telecomunicações Participações	l)	71	12,798	4,082	28	183	6,717
Telefónica Internacional	l)	-	877	13,264	-	154	38,386
Telefónica	l)	-	2,339	-	-	1,361	179
		71	16,014	17,346	28	1,698	45,282
Other group companies
Telefónica USA	f)	4,114	-	-	2,612	-	-
Telefónica Chile	k)	-	2,506	-	-	4,808	-
Telefónica de España	k)	-	-	-	230	-	-
Telefónica Peru	k)	485	-	-	1,573	-	-
Telefônica Engenharia de Segurança do Brasil	a) / d) / l)	602	608	350	1,320	1,903	472
Telefónica International Wholesale Services Brasil	a) / d)	5,633	476	76	6,966	139	344
Telefónica International Wholesale Services Espanha	j)	60,696	-	-	48,267	-	-
Telefónica Moviles España	k)	6,464	-	-	6,335	-	-
Telefônica Serviços Empresariais do Brasil	a) / d) / l) / p)	2,889	517	743	2,579	15,284	2,837
Telefônica Transportes e Logistica	a) / d) / l) / p)	678	169	84	530	146	64
Terra Networks Brasil	a) / d) / l)	4,483	7,434	19	2,561	5,682	106
Other	a) / d) / k) / l)	28,933	10,517	16,183	25,352	5,372	13,611
		114,977	22,227	17,455	98,325	33,334	17,434
Total		115,048	38,241	34,801	98,353	35,032	62,716

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2014 and 2013

(In thousands of reais, unless otherwise stated)

		Balance sheet- Liabilities
		December 31, 2014			December 31, 2013
		Current liabilities		Noncurrent liabilities	Current liabilities		Noncurrent liabilities
Parent	Type of transaction	Trade accounts receivable, net	Other assets	Other assets	Trade accounts receivable, net	Other assets	Other assets
Companies
SP Telecomunicações Participações	d) / l)	3,759	2,062	6,029	50,120	-	6,483
Telefónica Internacional	l) / o)	59,069	-	-	214,523	-	-
Telefónica	m) / n)	271	86,081	13,522	1,772	84,754	2,035
		63,099	88,143	19,551	266,415	84,754	8,518
Other group companies
Telefónica USA	g)	-	77	137	716	31	121
Telefónica de España	k)	-	-	-	441	-	-
Telefónica Peru	k)	553	-	-	-	-	-
Telefônica Engenharia de Segurança do Brasil	c)	3,281	-	8	3,550	-	8
Telefónica International Wholesale Services Brasil	d) / f) / l)	67,304	1,470	378	75,485	-	391
Telefónica International Wholesale Services Espanha	f) / k)	46,271	6,638	-	17,842	9,986	-
Telefónica Moviles España	k)	6,859	-	-	5,468	-	-
Telefônica Serviços Empresariais do Brasil	g) / l)	7,000	24	560	11,701	36	-
Telefônica Transportes e Logistica	h)	20,816	270	259	25,163	1	270
Terra Networks Brasil	i)	2,439	78	769	883	-	266
Others	b) / e) / k) / o)	81,462	827	614	49,281	146	636
		235,985	9,384	2,725	190,530	10,200	1,692
Total		299,084	97,527	22,276	456,945	94,954	10,210

		Income Statements
		12.31.14	12.31.13
Parent	Type os transaction	Revenues (Costs and Expenses)	Revenues (Costs and Expenses)
Companies
SP Telecomunicações Participações	d) / l)	(18,292)	(41,366)
Telefónica Internacional	l) / o)	113,349	(181,731)
Telefónica	l) / m) / n)	(337,975)	(300,374)
		(242,918)	(523,471)
Other group companies
Telefónica USA	f)	1,692	(2,418)
Telefónica Chile	k)	(56)	1,181
Telefónica de España	k)	(79)	(1,053)
Telefónica Del Peru	k)	(793)	32
Telefônica Engenharia de Segurança do Brasil	a) / c) / d) / l)	(6,787)	(5,419)
Telefónica International Wholesale Services Brasil	a) / d) / f) / l)	(190,702)	(191,910)
Telefónica International Wholesale Services Espanha	f) / j) / k)	10,800	16,405
Telefónica Moviles España	k)	(2,464)	(1,329)
Telefônica Serviços Empresariais do Brasil	a) / d) / g) / l) / p)	(59,523)	(75,660)
Telefônica Transportes e Logistica	a) / d) / h) / l) / p)	(78,500)	(87,127)
Terra Networks Brasil	a) / d) / l) / i)	6,323	3,296
Others	a) /b) / d) / e) / k) / l) / o)	(89,237)	(31,688)
		(409,326)	(375,690)
Total		(652,244)	(899,161)

Management compensation

Consolidated management compensation paid by the Company to its Officers and Statutory Directors for the years ended December 31, 2014 and 2013 amounted to approximately R$22,174 and R$32,436, respectively. Of this amount, R$16,793 (R$28,022 at December 31, 2013) corresponds to salaries, benefits and social charges and R$5,381 (R$4,414 at December 31, 2013) to variable compensation.

These amounts were carried as labor costs, according to the function in the groups of Costs of Services Rendered, Selling Expenses and General and Administrative  Expenses (Note 24).

For the years ended December 31, 2014 and 2013, our Directors and Officers did not receive any pension, retirement pension or other similar benefits.

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2014 and 2013

(In thousands of reais, unless otherwise stated)

30) INSURANCE

The policy of the Company and its subsidiary, as well as of Telefónica Group, includes maintenance of insurance coverage for all assets and liabilities involving significant and high-risk amounts, based on management’s judgment and following Telefónica S.A.’s corporate program guidelines. Risk assumptions adopted, given their nature, are not included in the financial statements audit scope and, as a result, were not reviewed by our independent auditor.

At December 31, 2014, maximum limits of claims (established pursuant the agreements of each company consolidated by the Company) for significant assets, liabilities or interests covered by insurance and their respective amounts were R$679,810 for operational risks (with loss of profit) and R$55,063 for general civil liability (RCG).

31) SHARE-BASED COMPENSATION PLANS

The Company's controlling shareholder, Telefónica S.A., has different share-based compensation plans, which were also offered to management and employees of its subsidiaries, among which are Telefônica Brasil and it subsidiary.

Fair value of options is estimated on the grant date, based on the binomial model for pricing options which considers terms and conditions of instruments granted.

The Company refunds Telefónica S.A. for the fair value of the benefit granted to management and employees on grant date.

Significant plans effective as of December 31, 2014 and 2013 are detailed below:

a)    Performance Share Plan (“PSP”) of Telefónica S.A.

The General Shareholders’ Meeting of Telefónica S.A., held on June 21, 2006, approved the adoption of a long-term incentive plan to executive officers of Telefónica S.A. and its subsidiaries, which consists of granting them, after fulfillment of the requirements set forth in the plan, with a given number of shares of Telefónica S.A., as variable compensation.

Initially, the plan is expected to remain effective for seven years. The plan is divided into five cycles, of three years each, each starting on July 1 (“Start Date”) and ending on June 30 of the third year following the Start Date (“End Date”). At the beginning of each cycle, the number of shares to be granted to plan beneficiaries will be determined based on fulfillment of objectives set.

Shares will be granted, as the case may be, after the End Date of each cycle. Cycles are independent, with the first one starting on July 1, 2006 (with shares granted on July 1, 2009), and the fifth cycle, on July 1, 2010 (with shares granted, as the case may be, as from July 1, 2013).

Granting of shares is conditional upon:

•      Beneficiaries staying with the company for the three years of each cycle, subject to certain special conditions in relation to terminations.

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2014 and 2013

(In thousands of reais, unless otherwise stated)

•      The actual number of shares granted at the end of each cycle will depend on the level of success and maximum number of shares granted to each executive officer. The level of success is based on the comparison of the evolution of shareholder remuneration considering price and dividends (Total Shareholder Return - TSR) of Telefónica share, vis-à-vis the evolution of TSRs corresponding to a number of companies quoted in the telecommunications industry, which correspond to the Comparison Group. Each employee enrolled with the plan is granted, at the beginning of each cycle, a maximum number of shares, and the actual number of shares granted at the end of the cycle is calculated by multiplying this number by the maximum level of success on the date. This will be 100% if the evolution of Telefonica's TSR is equal to or greater than the third quartile of the Comparison Group, and 30% if this evolution is equal to the average. If the evolution is maintained between the two values, a linear interpolation will be made, and, if below the median, nothing will be granted.

At June 30, 2013, the fifth, and last, cycle of this incentive plan ended. No shares were issued as the minimum level of success established in the program for the TSR was not achieved. At this date, the plan ended.

b)    Performance & Investment Plan (“PIP”)

The General Shareholders' Meeting of Telefónica S.A., held on May 18, 2011, approved a long-term program to acknowledge the commitment, differentiated performance and high potential of its executive officers at global level, by granting them with Telefónica S.A. shares.

Participants of the plan need not pay for the shares initially granted to them and may increase the number of shares receivable by the end of the plan if they decide for a joint investment in their PIP. Co-investment requires that the participant buy and maintain, to the end of the cycle, a number equivalent to 25% of shares initially granted thereto by Telefónica S.A. On participant’s co-investment, Telefónica S.A. will increase initial shares by 25%.

Initially, the plan is expected to remain effective for three years. The cycle began on July 1, 2011 and was effective until June 30, 2014. The number of shares is reported at the beginning of the cycle and, after three years from the grant date, shares are transferred to the participant if goals are achieved.

Granting of shares is conditional upon:

•      maintenance of active employment relationship within the Telefónica Group on the cycle consolidation date;

•      Achievement, by Telefônica, of results representing the compliance of the objectives determined for the plan: The success level is based on the comparison of the shareholder compensation, considering price and dividends (TSR) of Telefónica share, in relation to TSRs of the predetermined Comparison Group companies

➢ All shares will be delivered if the TSR of Telefónica S.A. exceeds the TSR of companies representing 75% of the stock market capitalization of the Comparison Group.

➢ 30% of shares shares will be delivered if the TSR of Telefónica S.A. is at the same level or above the TSR of companies representing 50% of the stock market capitalization of the Comparison Group.

➢ Determined by linear interpolation if the TSR of Telefónica S.A. is between 50% and 75% of the stock market capitalization of amounts of the Comparison Group.

➢ No shares will be delivered if the TSR of Telefónica S.A. is below the TSR of companies representing 50% of the stock market capitalization of the Comparison Group

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2014 and 2013

(In thousands of reais, unless otherwise stated)

The maximum number of shares attributed in the outstanding cycles as of December 31, 2014 is as follows:

Cycles	Number of shares	Par value in EUR	Final date
1st cycle - July 1, 2011	543,610	17.85	June 30, 2014 (a)
2nd cycle - July 1, 2012	485,040	9.65	June 30, 2015
3rd cycle - July 1, 2013	466,890	10.39	June 30, 2016
4º ciclo - October 1, 2014	498,890	12.12	September 30, 2017

(a)   Market conditions were not met, so no payments was made in 2014.

c)  Talent for the Future Share Plan ("TFSP")

Telefónica S.A.’s Shareholders’ General Ordinary Meeting, held in 2014, approved a long-term program in order to reward the commitment, performance and high potential of its Managing Officers at global level, granting them Telefónica S.A. shares.

Participants are not required to pay for their initial attributed shares. Total plan’s initially estimated term previewed is three years. The cycle started at October 1, 2014, and will end at September 30, 2017. The number of shares is informed at the beginning of the cycle and after 3 years from the share granting date, these will be transferred to the participants if the goals are achieved.

Delivery of shares is conditioned to:

•      Maintenance of an active employment relationship with Telefónica Group at the cycle consolidation date;

•      Achievement, by Telefônica, of results representing the compliance of the objectives determined for the plan: The success level is based on the comparison of the shareholder compensation, considering price and dividends (Total Shareholder Return - TSR) of Telefónica share, in relation to TSRs of the predetermined Comparison Group companies

➢  100% are granted if the TSR of Telefónica S.A. exceeds the TSR of companies representing 75% of capitalization on the Comparison Group stock exchange.

➢  30% are granted if the TSR of Telefónica S.A. is equivalent to the TSR of companies representing 50% of capitalization on the Comparison Group stock exchange.

➢  determined by linear interpolation if the TSR of Telefónica S.A. ranges from 50% to 75% of the capitalization of the Comparison Group stock exchange.

➢  No shares are granted if the TSR of Telefónica S.A. is below the TSR of companies representing 50% of capitalization on the Comparison Group stock exchange.

The maximum number of shares attributed in the first cycle as of December 31, 2014 is as follows:

Cycles	Number of shares	Par value in EUR	Final date
1º cycle - October 1, 2014	73,500	12.12	September 30, 2017

d)    Global Employee Share Plan (“GESP”) of Telefónica S.A.

The General Shareholders’ Meeting of Telefónica S.A. held on May 18, 2011, approved the share option incentive plan of Telefónica S.A. for Telefonica Group’s employees, on a global level, including employees of Telefonica Brasil and its subsidiary. Through this plan, they are offered the possibility of acquiring shares of Telefónica S.A., which agrees to freely grant participants with a certain number of its shares, whenever certain requirements are fulfilled.

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2014 and 2013

(In thousands of reais, unless otherwise stated)

Initially, the plan is expected to remain effective for two years. Employees enrolled with the plan could acquire Telefónica S.A. shares through monthly contributions of up to 100 Euros (or equivalent in local currency), with maximum of 1,200 Euros over twelve months (vesting period). Shares were granted, as the case may be, after the vesting period, beginning December 1, 2014, and were conditional upon:

•      Beneficiaries staying with the company for the two years of the program (vesting period), subject to certain special conditions in relation to terminations.

•      The exact number of shares to be granted at the end of the vesting period were rely upon the number of shares acquired and held by employees. Thus, employees enrolled with the plan, continued with the Group, and who have held the shares acquired for additional twelve months after the vesting period, were entitled to receive one free share for each share they had acquired and held through the end of the vesting period.

Changes (numbers) and weighted average prices of share-based compensation plans described above, for the years ended December 31, 2014 and 2013, are as follows:

	Quantities
	2014				2013
	TFSP	PIP	GESP	Total	PSP	PIP	Total
Outstanding options at January 1	-	1,495,540	-	1,495,540	209,577	1,028,650	1,238,227
Options granted abroad	73,500	498,890	135,659	708,049	-	466,890	466,890
Options overdue in the period	-	-	-	-	(209,577)	-	(209,577)
Options expired for the year	-	-	(135,659)	(135,659)	-	-	-
Outstanding options at December 31	73,500	1,994,430	-	2,067,930	-	1,495,540	1,495,540

	Weighted average price (Euros)
	2014			2013
	TFSP	PIP	GESP	PSP	PIP
Outstanding options at January 1	-	12.63	-	15.66	13.75
Options granted abroad	12.12	12.12	12.88	-	10.39
Options overdue in the period	-	-	-	15.66	-
Options expired for the year	-	-	12.88	-	-
Outstanding options at December 31	12.12	12.38	-	-	12.07

The Company recognizes the following personnel expenses recorded in groups of Costs of Services, Selling Expenses and General and Administrative Expenses (Note 24), referring to share-based compensation plans, as follows:

	Consolidated
Plans	12.31.14	12.31.13
PSP	-	653
PIP	10,066	11,789
GESP	1,972	2,285
Total	12,038	14,727

32) POST-RETIREMENT BENEFIT PLANS

The plans sponsored by the Company and related benefits types are as follows:

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2014 and 2013

(In thousands of reais, unless otherwise stated)

Plan	Type (1)	Entity	Sponsorship

PBS-A	BD	Sistel	Telefônica Brasil, solidariamente com as demais empresas de Telefônica Brasil, jointly with other telecoms resulting from privatization of the Sistema Telebrás

PAMA / PCE	Health care	Sistel	Telefônica Brasil, solidariamente com as demais empresas de Telefônica Brasil, jointly with other telecoms resulting from privatization of the Sistema Telebrás

CTB	BD	Telefônica Brasil	Telefônica Brasil

PBS	BD/Hybrid	VisãoPrev	Telefônica Brasil

PREV	Hybrid	VisãoPrev (2)	Telefônica Brasil

VISÃO	CD/Hybrid	VisãoPrev	Telefônica Brasil and Telefonica Data

(1) BD = Defined benefit plan;
CD = Defined Contribution Plan;
Hybrid = Plan that offers both BD and CD-type benefits. (2) Except for plan CELPREV, managed by Sistel.

•      PBS Assisted Plan (PBS-A) and Healthcare Plan to Retirees and Special Coverage Program (PAMA and PAMA-PCE)

The Company, together with other companies of the former Sistema Telebrás, at shared cost, sponsor social security benefit plans, the Assisted PBS Plan (PBS-A) and the Healthcare Plan, the Healthcare Plan to Retiree and Special Coverage Program (PAMA and PAMA-PCE) for retirees. These plans are managed by Fundação Sistel and are closed plans, not admitting new members.

•      CTB Plan

The Company also individually manages and sponsors the CTB Plan, originally provided to former employees of Companhia Telefônica Brasileira (“CTB”) who were in the Company in 1977, with whom an individual retirement concession was granted to encourage their layoffs. This in an informal benefit supplementing the retirement paid to former employees directly by the Company. In the event that the former employee is deceased, the spouse will be entitled to 50% of the benefit amount at upon death. These plans are closed, and no other members are admitted.

•      PBS Plans

The Company individually sponsors defined retirement benefit plans, PBS Plans, managed by Visão Prev. PBS Plans include: (i) PBS Tele Sudeste Celular; (ii) PBS Telemig Celular; and (iii) PBS Telefônica BD (former PBS Telesp, which changed its name to Plano PBS Telefônica BD after merger of PBS Telesp Celular, PBS TCO and PBS Tele Leste Celular). The merger of these plans was approved by PREVIC and published on the Federal Official Gazette of January 28, 2014.

Contributions to the PBS Plans are determined based on actuarial valuations prepared by independent actuaries, in accordance with the rules in force in Brazil. The funding procedure is the capitalization method and the sponsor’s contribution is a fixed percentage of payroll of employees covered by the plan, as described below:

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2014 and 2013

(In thousands of reais, unless otherwise stated)

Modalidade	%
Telefônica BD	11.57
PBS Tele Sudeste Celular	12.08
PBS Telemig Celular	6.11
PAMA	1.50

•      PREV Plans

The Company individually sponsors hybrid defined benefit and defined contribution retirement plans, PREV Plans, managed by Visão Prev (except for Celprev Telemig, managed by Fundação Sistel). Prev Plans include: (i) Vivoprev; (ii) Tcoprev; (iii) Tcpprev; and (iv) Celprev Telemig.

Contributions to PREV plans are:

Vivoprev Plan: Members may apply for three types of contribution to the plan, namely: (i) basic contribution: percentage of 0% to 8% on the participation salary, where the sponsoring employer also contributes with 100% of the member’s basic contribution; (ii) additional contribution: percentage of participation salary, where the sponsoring employer pays no contribution; and (iii) sporadic contribution:  amount and frequency defined by the member, where the sponsoring employer pays no contribution. In addition to these contributions, the sponsoring employer may pay a voluntary contribution, on an occasional basis, which is divided proportionally to the member’s basic contribution.

Tcoprev Plan: Members may apply for three types of contribution to the plan, namely: (i) basic contribution: percentage in accordance with the member’s age, as follows: up to 25 years, from 3% to 8% of participation salary; 26 to 30 years, from 4% to 8% of participation salary; 31 to 35 years, from 5% to 8% of participation salary; 36 to 40 years, from 6% to 8% of participation salary; 41 to 45 years, from 7% to 8% of participation salary; 46 or more years, 8% of participation salary, where the sponsoring employer also contributes with an amount equivalent to the member's basic contribution; (ii) voluntary contribution: percentage of participation salary of up to 22%, chosen by the member, whose basic contribution percentage is 8%, where the sponsoring employer pays no contribution; and (iii) sporadic contribution:  an amount defined by the member, not lower than 10% of the effective amount of the maximum salary for contribution to the plan, where the sponsoring employer pays no contribution. In addition to these contributions, the sponsoring employer may pay a variable contribution, on an occasional basis, calculated based on the percentage payable on payroll of the members bound to the sponsoring employer.

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2014 and 2013

(In thousands of reais, unless otherwise stated)

Tcpprev Plan: Members may apply for three types of contribution to the plan, namely: (i) basic contribution: minimum percentage of 1% on the participation salary, plus a full percentage applied on the difference between the participation salary and the pension portion, in accordance with the member’s option and age, as follows: up to 25 years, from 1% to 4%; 26 to 30 years, from 1% to 5%; 31 to 35 years, from 1% to 6%; 36 to 40 years, from 1% to 7% and 41 or more years, from 1% to 8%, where the sponsoring employer also contributes with 100% of the member’s basic contribution; (ii) voluntary contribution: percentage of participation salary of up to 22%, chosen by the member, where the sponsoring employer pays no contribution; and (iii) sporadic contribution:  of an occasional nature, this contribution corresponds to a full percentage chosen by the member, applicable on the bonus, profit sharing and any other payment made by the sponsoring employer to the member, where the sponsoring employer pays no contribution. In addition to these contributions, the sponsoring employer may pay a variable contribution, on an occasional basis, calculated based on the percentage payable on payroll of the members bound to the sponsoring employer.

Celprev Telemig Plan: Members may apply for three types of contribution to the plan, namely: (i) basic normal contribution: percentages of 0%, 0.5%, 1.0%, 1.5% or 2% on the participation salary, for this contribution by the member, the sponsoring employer pays the difference between the member’s basic normal contribution and the sponsoring employer’s compulsory contribution for funding of the sickness allowance benefit; (ii) additional normal contribution: percentages of 0% to 6% in multiple of 0.5% on the portion of the participation salary exceeding 10 (ten) Standard Reference Units of the plan, in this type of contribution, the sponsoring employer also pays 100% of the member’s additional contribution; and (iii) voluntary contribution: of an occasional nature, this contribution corresponds to a full percentage chosen by the member, applicable on the participation salary, where the sponsoring employer pays no contribution. In addition to these contributions, the sponsoring employer can pay contributions occasionally and voluntarily, calculated based on the application of 50% to 150% on the sum of the basic normal contribution and additional normal contribution of the sponsoring employer.

•      VISÃO Plans

The VISÃO MULTI plan and VISÃO plans will hereinafter be shown jointly under the name VISÃO, due to their similarity.

The Company and its subsidiary sponsor defined contribution pension plans with defined benefit components (hybrid plans), i.e. the VISÃO Plans, managed by Visão Prev. The VISÃO plans include: (i) Visão Telefônica Plan; and (ii) Other Visão Plans (Visão Celular CRT Plan, Visão Telebahia Celular Plan, Visão Telerj Celular Plan, Visão Telergipe Celular Plan and Visão Telest Celular Plan.

The contributions to the VISÃO plans are the following:

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2014 and 2013

(In thousands of reais, unless otherwise stated)

Visão Telefônica Plan: Members may apply for five types of contribution to the plan, namely: (i) basic contribution: percentage of 2% on the participation salary, where the sponsoring employer also contributes with 100% of the member’s basic contribution; (ii) additional contribution: percentages of 0% to 7% on the portion of the participation salary exceeding 9 (nine) Standard Reference Units, where the sponsoring employer also contributes with 100% of the member’s additional contribution; (iii) sporadic contribution: full percentage chosen by the member, applicable on the participation salary, where the sponsoring employer pays no contribution; (iv) specific contribution: full percentage applicable on the bonus, profit sharing or any other payment made by the sponsoring employer, where the sponsoring employer pays no contribution; and (v) supplementary contribution: amount and frequency defined by the member, where the sponsoring employer pays no contribution. In addition to these contributions, the sponsoring employer may pay a voluntary contribution, on an occasional basis, which is divided proportionally to the member’s basic contribution.

Other Visão plans: Members may apply for four types of contribution to the plan, namely: (i) basic contribution: percentage of 0% to 2% on the participation salary, where the sponsoring employer also contributes with 100% of the member’s basic contribution; (ii) additional contribution: percentages of 0% to 7% on the portion of the participation salary exceeding 9 (nine) Standard Reference Units of the plan, where the sponsoring employer also contributes with 100% of the member’s additional contribution; (iii) sporadic contribution: full percentage chosen by the member, applicable on the participation salary, where the sponsoring employer pays no contribution; and (iv) specific contribution: full percentage applicable on the bonus, profit sharing or any other payment made by the sponsoring employer, where the sponsoring employer pays no contribution. In addition to these contributions, the sponsoring employer may pay a voluntary contribution, on an occasional basis, which is divided proportionally to the member’s basic contribution.

VISÃO MULTI Plan: In 2014, the Company and other sponsors signed an agreement to join the VISÃO MULTI plan, and all employees hired since then are entitled to join this plan. This plan has the features of the VISÃO plans, i.e. it is a defined contribution pension plan with defined benefit components (hybrid plans), and is managed by Visão Prev.

Members may apply for four types of contribution to the VISÃO MULTI plan, namely: (i) basic contribution: percentage of 1% to 2% on the participation salary; (ii) additional contribution: percentages of 0% to 5% on the portion of the participation salary exceeding 9 (nine) Standard Reference Units of the plan; (iii) sporadic contribution: full percentage chosen by the member; and (iv) specific contribution: full percentage applicable on the bonus, profit sharing or any other payment made by the sponsoring employer.

The sponsoring employer also makes payments matching the basic and additional contributions of members, in different proportions, in accordance with the employee's employment time, as follows: up to 4 years, contribution of 50% of the member’s contributions; from 5 to 8 years, contribution of 100% of the member’s contributions; over 8 years, contribution of 125% of the member’s contributions. For the sporadic and specific contributions, the sponsoring employer pays no contribution. In addition to these contributions, the sponsoring employer may pay a voluntary contribution, on an occasional basis, which is divided proportionally to the member’s basic contribution.

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2014 and 2013

(In thousands of reais, unless otherwise stated)

The actuarial valuation of the plans was carried out in December 2014 and 2013, based on the registration of the participants as of July 31, 2014 for the plans managed by VisãoPrev and Sistel, both projected for December 31, 2014 and based on the participants as of August 31, 2013 for the plans managed by VisãoPrev and Sistel, respectively, both projected for December 31, 2013, adopting the projected unit credit method. Actuarial gains and losses generated in each year are immediately recognized in net assets (in other comprehensive income).

The assets of the plans refer to December 31, 2014 and 2013, respectively. With regard to the multi-sponsored plans (PAMA and PBS-A), the plan assets were allocated in view of the company’s actuarial liabilities in relation to the actuarial liabilities of the plan.

Out of the total changes recorded in 2014 for the VISÃO plans, the following amounts reflect adhesion to VISÃO MULTI plans: (i) Sponsoring companies’ contribution: R$129; Current service costs: R$84; and asset limitation effect: R$27. These changes generated solely for the VISÃO MULTI plan a surplus of R$18 as at December 31, 2014.

The defined benefit obligation is comprised of different components, in accordance with the characteristics of the pension of each plan and can comprise the actuarial liabilities of obligations to supplement the retirement, medicare subsidy to retirees and dependents and death and disability benefits for the participants. This obligation is exposed to economic and demographic risks, such as: (i) readjustments of medical costs which may affect the cost of medicare plans, (ii) salary growth, (iii) long-term inflation rate; (iv) nominal discount rate and (v) life expectancy of the participants and pensioners.

The fair value of assets of the plans is comprised mainly of fixed income investments (NTNs, LFTs, LTNs, Buyback transaction, CDBs, Debentures, Nacional Treasury Letter and FIDC quotes) and variable income investments (share of large, highly reputable and highly liquid companies). Due to the concentration of the fixed and variable income investments, the assets of the plans are exposed mainly to the risks inherent to the financial Market and to the economic scenario, such as: (i) Market risk in economic sectors where the fixed income investments are concentrated, (ii) risk of events which affect the economic scenario and in the market indexes where the variable income investments are concentrated and c) long-term inflation rate which may consume the profitability of previously indexed fixed income investments.

The consolidated post employment liabilities at December 31, 2014 and 2013 were as follows:

	Consolidated
Plan	12.31.14	12.31.13
CTB	59,475	49,158
PAMA	396,654	321,193
Total	456,129	370,351

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2014 and 2013

(In thousands of reais, unless otherwise stated)

a)  Reconciliation of assets and liabilities

					Net liabilities (assets) at 12.31.14
	Present value of DB plan obligations	Fair value of plan assets	Net liabilities (assets)	Asset limitation	Noncurrent assets	Noncurrent liabilities
PBS-A (i)	1,241,717	2,240,366	(998,649)	998,649	-	-
CTB	59,475	-	59,475	-	-	59,475
PAMA (i)	453,344	56,690	396,654	-	-	396,654
PBS	214,555	298,225	(83,670)	83,614	(56)	-
VISÃO	12,055	38,798	(26,743)	19,157	(7,586)	-
PREV	31,206	69,766	(38,560)	31,549	(7,011)	-
TOTAL	2,012,352	2,703,845	(691,493)	1,132,969	(14,653)	456,129

					Net liabilities (assets) at 12.31.13
	Present value of DB plan obligations	Fair value of plan assets	Net liabilities (assets)	Asset limitation	Noncurrent assets	Noncurrent liabilities
PBS-A (i)	1,208,268	2,125,944	(917,676)	917,676	-	-
CTB	49,158	-	49,158	-	-	49,158
PAMA (i)	387,460	66,267	321,193	-	-	321,193
PBS	205,949	281,127	(75,178)	70,458	(4,720)	-
VISÃO	9,634	44,788	(35,154)	28,480	(6,674)	-
PREV	28,247	79,844	(51,597)	45,082	(6,515)	-
TOTAL	1,888,716	2,597,970	(709,254)	1,061,696	(17,909)	370,351

(i)    Proportional participation of the Company and it subsidiary in assets and liabilities in multi-sponsored plans PAMA and PBS-A.

b)  Total expenses recognized in P&L

	12.31.14			12.31.13
	Current service cost	Net interest income (expense) on the net actuarial assets/liabilities	Total	Current service cost	Net interest income (expense) on the net actuarial assets/liabilities	Total
CTB	-	5,012	5,012	-	4,126	4,126
PAMA	90	34,590	34,680	139	30,811	30,950
PBS	436	(576)	(140)	644	(101)	543
VISÃO	1,121	(778)	343	4,148	(1,722)	2,426
PREV	1,001	(757)	244	4,270	(2,703)	1,567
TOTAL	2,648	37,491	40,139	9,201	30,411	39,612

c)  Amounts recognized in other comprehensive income

	12.31.14			12.31.13
	Actuarial (gains) losses	Asset limitation effect	Total cost recognized in OCI	Actuarial (gains) losses	Asset limitation effect	Total cost recognized in OCI
CTB	11,174	-	11,174	(482)	-	(482)
PAMA	40,811	-	40,811	(51,336)	-	(51,336)
PBS	(700)	5,568	4,868	47,542	(51,706)	(4,164)
VISÃO	11,444	(12,390)	(946)	(6,847)	19,045	12,198
PREV	17,824	(18,388)	(564)	5,336	19,684	25,020
TOTAL	80,553	(25,210)	55,343	(5,787)	(12,977)	(18,764)

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2014 and 2013

(In thousands of reais, unless otherwise stated)

d)  Changes in net defined benefit liabilities (assets)

	Net interest on net defined benefit liability (asset) at 12.31.13	Expenses for 2014	Sponsor contributions for 2014	Amounts recognized in OCI	Net interest on net defined benefit liability (asset) at 12.31.14	Actuarial assets per balance sheet at 12.31.14	Actuarial liabilities per balance sheet at 12.31.14
CTB	49,158	5,012	(5,869)	11,174	59,475	-	59,475
PAMA	321,193	34,680	(30)	40,811	396,654	-	396,654
PBS	(4,720)	(140)	(64)	4,868	(56)	(56)	-
VISÃO	(6,674)	343	(309)	(946)	(7,586)	(7,586)	-
PREV	(6,515)	244	(176)	(564)	(7,011)	(7,011)	-
TOTAL	352,442	40,139	(6,448)	55,343	441,476	(14,653)	456,129

	Net interest on net defined benefit liability (asset) at 12.31.12	Expenses for 2013	Sponsor contributions for 2013	Amounts recognized in OCI	Net interest on net defined benefit liability (asset) at 12.31.13	Actuarial assets per balance sheet at 12.31.13	Actuarial liabilities per balance sheet at 12.31.13
CTB	50,652	4,126	(5,138)	(482)	49,158	-	49,158
PAMA	341,617	30,950	(38)	(51,336)	321,193	-	321,193
PBS	(958)	543	(141)	(4,164)	(4,720)	(4,720)	-
VISÃO	(17,838)	2,426	(3,460)	12,198	(6,674)	(6,674)	-
PREV	(29,252)	1,567	(3,850)	25,020	(6,515)	(6,515)	-
TOTAL	344,221	39,612	(12,627)	(18,764)	352,442	(17,909)	370,351

e)  Changes in defined benefit liabilities

	Defined benefit liability at 12.31.13	Current service cost	Interest on actuarial liabilities	Benefits paid for the year	Allocated member contributions for the year	Actuarial experience (gains) losses	Actuarial (gains) losses based on biometric assumptions	Actuarial (gains) losses based on financial assumptions	Defined benefit liability at 12.31.14
PBS-A	1,208,268	-	124,566	(112,414)	-	17,108	-	4,189	1,241,717
CTB	49,158	-	5,012	(5,869)	-	10,808	-	366	59,475
PAMA	387,460	90	40,833	(19,229)	-	44,716	-	(526)	453,344
PBS	205,949	436	21,382	(15,206)	146	1,419	-	429	214,555
VISÃO	9,634	1,121	947	(464)	188	565	-	64	12,055
PREV	28,247	1,001	2,891	(1,412)	66	332	-	81	31,206
TOTAL	1,888,716	2,648	195,631	(154,594)	400	74,948	-	4,603	2,012,352

	Defined benefit liability at 12.31.12	Current service cost	Interest on actuarial liabilities	Benefits paid for the year	Allocated member contributions for the year	Actuarial experience (gains) losses	Actuarial (gains) losses based on biometric assumptions	Actuarial (gains) losses based on financial assumptions	Defined benefit liability at 12.31.13
PBS-A	1,376,229	-	115,001	(106,210)	-	28,268	32,649	(237,669)	1,208,268
CTB	50,652	-	4,127	(5,138)	-	7,075	1,417	(8,975)	49,158
PAMA	437,241	139	38,759	(15,664)	-	(2,297)	27,808	(98,526)	387,460
PBS	229,119	644	19,520	(14,181)	190	1,706	10,962	(42,011)	205,949
VISÃO	34,666	4,148	2,807	(324)	341	(8,580)	(19,799)	(3,625)	9,634
PREV	53,559	4,270	4,456	(1,707)	171	(7,038)	(17,983)	(7,481)	28,247
TOTAL	2,181,466	9,201	184,670	(143,224)	702	19,134	35,054	(398,287)	1,888,716

f)   Changes in fair value of plan assets

	Fair value of plan assets at 12.31.13	Benefits paid for the year	Participants contributions poured in the year	Sponsor contributions poured in the year	Interest income on plan assets	Return on the plan assets excluding interest income	Fair value of plan assets at 12.31.14
PBS-A	2,125,944	(112,414)	-	-	223,400	3,436	2,240,366
PAMA	66,267	(19,229)	-	30	6,243	3,379	56,690
PBS	281,127	(15,206)	146	64	29,545	2,549	298,225
VISÃO	44,788	(464)	188	309	4,793	(10,816)	38,798
PREV	79,844	(1,412)	66	176	8,503	(17,411)	69,766
TOTAL	2,597,970	(148,725)	400	579	272,484	(18,863)	2,703,845

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2014 and 2013

(In thousands of reais, unless otherwise stated)

	Fair value of the plan assets at 12.31.12	Benefits paid for the year	Participants contributions poured in the year	Sponsor contributions poured in the year	Interest income on plan assets	Return on the plan assets excluding interest income	Fair value of plan assets at 12.31.13
PBS-A	2,136,722	(106,210)	-	-	180,936	(85,504)	2,125,944
PAMA	95,624	(15,664)	-	38	7,948	(21,679)	66,267
PBS	342,323	(14,181)	190	140	29,538	(76,883)	281,127
VISÃO	61,189	(324)	341	3,462	5,279	(25,159)	44,788
PREV	106,150	(1,707)	171	3,849	9,218	(37,837)	79,844
TOTAL	2,742,008	(138,086)	702	7,489	232,919	(247,062)	2,597,970

g)  Expected P&L for the year 2015

	Current service cost	Net interest on net defined benefit liability/asset	Total
CTB	-	6,313	6,313
PAMA	82	44,859	44,941
PBS	319	(19)	300
VISÃO	1,231	(917)	314
PREV	1,131	(847)	284
Total	2,763	49,389	52,152

h)  Contributions by the sponsors expected for 2015

	Sponsor contributions	Benefits paid directly by the sponsor	Total
CTB	-	6,419	6,419
PAMA	33	-	33
PBS	131	-	131
VISÃO	1,253	-	1,253
PREV	1,142	-	1,142
Total	2,559	6,419	8,978

i)    Weighted average of the defined benefit obligation

Plano	12.31.14	12.31.13
PBS-A	9.8 years	12.75 years
CTB	8.77 years	11.32 years
PAMA	14.45 years	16.01 years
PBS	11.53 years	15.01 years
VISÃO	7.3 years	8.29 years
PREV	10.88 years	13.62 years

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2014 and 2013

(In thousands of reais, unless otherwise stated)

j)    Actuarial assumptions

	12.31.14
Plan	Discount rate at present value of the defined benefit liability	Future salary growth rate	Medical expense growth rate	Nominal annual adjustment rate of pension benefits	Medical service eligibility age	Retirement age	Mortality table for nondisabled individuals	Mortality table for disabled individuals	Disability table	Turnover
PBS	11.28%	6.69%	N/A	5.0%	N/A	57 years	AT-2000 Basic segregated by gender, down-rated by 10%	RP-2000 Disabled Female, down-rated by 40%	Mercer Disability	N/A

VISÃO	11.17%	6.69%	N/A	5.0%	N/A	60 anos	AT-2000 Basic segregated by gender, down-rated by 50%	N/A	Light-Fraca, down-rated by 30%	Turnover experience in VISÃO plans (2008 to 2011)

PREV	11,17%, except for TCOPrev Plan, for what is used 11,29%	6.69%	N/A	5.0%	N/A	60 anos	AT-2000 Basic segregated by gender, down-rated by 50%	N/A, except for TCOPrev, which uses RP-2000 Disabled Male	Light-Fraca, down-rated by 30%	Turnover experience in VISÃO plans (2008 to 2011)

CTB	11.22%	6.69%	N/A	5.0%	N/A	N/A	AT-2000 Basic segregated by gender, down-rated by 10%	N/A	N/A	N/A

PAMA	11.31%	N/A	8.15%	N/A	5% upon reaching 52 years and 10 years of participation; 3% each subsequent year; 100% in normal retirment eligibility	N/A	AT-2000 Basic segregated by gender, down-rated by 10%	N/A	N/A	N/A

PBS-A	11.26%	N/A	N/A	5.0%	N/A	N/A	AT-2000 Basic segregated by gender, down-rated by 10%	N/A	N/A	N/A

In addition to the aforesaid assumptions, other assumptions common for all the plans were adopted for 2014, as follows:

•      Long-term inflation rate: 5.0%;

•      Capacity factor for salaries and benefits: 98%;

•      Growth of medical costs by age (aging factor): 4%; and

•      Actuarial method: PUC

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2014 and 2013

(In thousands of reais, unless otherwise stated)

12.31.13
Plano	Future salary growth rate	Medical expense growth rate	Nominal annual adjustment rate of pension benefits	Medical service eligibility age	Retirement age	Mortality table for nondisabled individuals	Mortality table for disabled individuals	Disability table	Turnover
PBS	6.18%	N/A	4.5%	N/A	57 anos	AT-2000 Basic segregated by gender, down-rated by 10%	RP-2000 Disabled Female, down-rated by 40%	Mercer Disability	N/A

VISÃO	6.18%	N/A	4.5%	N/A	60 anos	AT-2000 Basic segregated by gender, down-rated by 50%	N/A	Light-Fraca, down-rated by 30%	Turnover experience in VISÃO plans (2008 to 2011)

PREV	6.18%	N/A	4.5%	N/A	60 anos	AT-2000 Basic segregated by gender, down-rated by 50%	N/A, except for TCOPrev, which uses RP-2000 Disabled Male	Light-Fraca, down-rated by 30%	Turnover experience in VISÃO plans (2008 to 2011)

CTB	6.18%	N/A	4.5%	N/A	N/A	AT-2000 Basic segregated by gender, down-rated by 10%	N/A	N/A	N/A

PAMA	N/A	7.64%	N/A	5% upon reaching 52 years and 10 years of participation; 3% each subsequent year; 100% in normal retirment eligibility	N/A	AT-2000 Basic segregated by gender, down-rated by 10%	N/A	N/A	N/A

PBS-A	N/A	N/A	4.5%	N/A	N/A	AT-2000 Basic segregated by gender, down-rated by 10%	N/A	N/A	N/A

In addition to the aforesaid assumptions, other assumptions common for all the plans were adopted for 2013, as follows:

•      Long-term inflation rate: 4.5%;

•      Discount rate at present value of the defined benefit liability: 10.77%;

•      Capacity factor for salaries and benefits: 98%;

•      Growth of medical costs by age (aging factor): 4%; and

•      Actuarial method: PUC

k)  Changes in actuarial assumptions in relation to the prior year

In order to fit some actuarial assumptions into the economic and demographic reality, a study was carried out to check the adherence to the plans managed by Visão Prev, which approved the new assumptions in its decision-making body.

The financial assumptions with changes in relation to the prior year and which affect the defined benefit liability are as follows: (i) Future salary growth rate; (ii) Annual nominal index for adjustment of pension benefits; (iii) Discount rate at present value of the defined benefit liability; and (iv) Long-term inflation rate

Following are the impacts on the defined benefit liability in light of the changes in the actuarial assumptions:

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2014 and 2013

(In thousands of reais, unless otherwise stated)

	Defined benefit liability, based on current actuarial assumptions	Defined benefit liability, based on prior-year actuarial assumptions	Difference from change in actuarial assumptions
PBS-A	1,241,717	1,237,528	4,189
CTB	59,475	59,109	366
PAMA	453,344	453,870	(526)
PBS	214,555	214,126	429
VISÃO	12,055	11,992	63
PREV	31,206	31,124	82
Total	2,012,352	2,007,749	4,603

l)    Sensitivity analysis of actuarial assumptions

According to the Company, the actuarial assumption is significant, with a reasonable possibility of changes vis-à-vis the demographic and economic scenarios. The discount rate used to present value adjust the defined benefit liability might significantly change the amount of the defined benefit obligation.

Following is the sensitivity analysis of the defined benefit obligation for the 0.5% increase and the 0.5% reduction scenarios involving the discount rate used for present value adjustment of the defined benefit liability:

	Defined benefit liability, discounted to present value	Defined benefit liability, discounted to present value (up by 0.5%)	Defined benefit liability, discounted to present value (down by 0.5%)
PBS-A	1,241,717	1,191,099	1,296,399
CTB	59,475	57,256	61,867
PAMA	453,344	428,060	481,132
PBS	214,555	204,287	225,785
VISÃO	12,055	11,793	12,331
PREV	31,206	29,879	32,657
Total	2,012,352	1,922,374	2,110,171

m)    Allocation of plan assets

	12.31.14					12.31.13
	PBS-A	PAMA	PBS	VISÃO	PREV	PBS-A	PAMA	PBS	VISÃO	PREV
Investments with market value quoted in active market:
Fixed income investments
Nacional Treasury Note (NTN)	1,489,843	50,613	176,123	24,494	42,594	1,302,601	53,876	266,580	32,353	55,710
Treasury Financial Letter (LFT)	125,236	4,048	-	1,547	2,691	126,428	204	-	396	682
Nacional Treasury Letter (LTN)	-	-	-	1,387	2,411	15,205	164	8,066	1,664	2,865
Buyback transactions	-	-	121,176	2,065	3,591	-	-	-	-	-
Certificate of Interbank Deposit (CDB)	62,954	2,029	-	1,081	1,879	75,815	12,023	-	759	1,307
Debentures	-	-	-	1,954	3,398	-	-	-	2,969	5,112
Financial letter	-	-	-	2,150	3,740	-	-	-	1,877	3,231
FIDC quotes / Others	-	-	-	1,138	1,979	-	-	5,420	1,209	2,081
Variable income investments
Investments in food and beverage industry	99,696	-	-	268	662	88,886	-	-	367	902
Investments in aerospace sector	70,572	-	-	-	-	44,836	-	-	-	-
Investments in energy sector	197,152	-	-	237	585	206,876	-	-	241	592
Investments in mining sector	4,481	-	-	230	568	7,866	-	-	300	738
Investments in other sectors (*)	-	-	-	1,823	4,513	-	-	-	2,060	5,066
Investments in market index (IBrX50)	11,202	-	-	-	-	44,857	-	-	-	-
Structured investments	3,137	-	-	9	21	10,630	-	-	-	-
Real estate investments	152,569	-	-	-	-	170,076	-	-	-	-
Loans to participants	23,524	-	-	-	-	31,868	-	-	-	-

Investments with market value non-quoted in active market:
Loans to participants	-	-	926	415	1,134	-	-	1,061	593	1,558

Total	2,240,366	56,690	298,225	38,798	69,766	2,125,944	66,267	281,127	44,788	79,844

(*) Investments in variable income in the following industries: oil, gas and biofuel; telephony; steel and metals; construction and engineering; sales and distribution; transportation; wood and paper; education; financial services and banks; real estate incorporation; tobacco; holdings; and others.

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2014 and 2013

(In thousands of reais, unless otherwise stated)

n)     Calendar of due dates of payments of future benefits

	2015	2016	2017	2018	2019	2020 onwards	Total
PBS-A	109,760	114,061	118,362	122,590	126,848	4,371,699	4,963,320
CTB	6,419	6,422	6,415	6,405	6,395	193,600	225,656
PAMA	20,294	22,438	24,776	27,311	30,066	3,530,315	3,655,200
PBS	16,075	16,794	17,545	18,312	19,109	1,125,805	1,213,640
VISÃO	1,985	2,023	2,062	2,108	2,149	34,084	44,411
PREV	3,110	3,198	3,381	3,497	3,613	177,991	194,790
Total	157,643	164,936	172,541	180,223	188,180	9,433,494	10,297,017

33) FINANCIAL INSTRUMENTS

The Company measured its financial assets and liabilities in relation to market values based on available information and appropriate valuation methodologies. However, both interpretation of market information and selection of methodologies require considerable judgment and reasonable estimates in order to produce adequate realizable values. As a result, estimates presented do not necessarily indicate the amounts that may be realized in current market. The use of different market approaches and/or methodologies may have a significant effect on the estimated realizable values. For the years ended December 31, 2014 and 2013, the Company did not identify any significant and impairment in recoverable amount of its financial instruments.

Breakdown of financial assets and liabilities as of December 31, 2014 and 2013 is as follows.

Company
		Fair value hierarchy	Book value		Fair value
Financial assets	Classification per category		12.31.14	12.31.13	12.31.14	12.31.13
Current
Cash and cash equivalents (Note 4)	Loans and receivables		3,835,304	6,311,299	3,835,304	6,311,299
Trade accounts receivable, net (Note 5)	Loans and receivables		6,470,764	5,541,023	6,470,764	5,541,023
Derivative transactions (Note 33)	Measured at fair value through profit or loss	Level 2	2,218	893	2,218	893
Derivative transactions (Note 33)	Coverage	Level 2	611,721	88,606	611,721	88,606

Noncurrent
Trade accounts receivable, net (Note 5)	Loans and receivables		190,288	160,478	190,288	160,478
Equity interest (Note 11)	Available for sale	Level 1	79,805	86,349	79,805	86,349
Derivative transactions (Note 33)	Coverage	Level 2	152,843	329,652	152,843	329,652
Total financial assets			11,342,943	12,518,300	11,342,943	12,518,300

Company
		Fair value hierarchy	Book value		Fair value
Passivos Financeiros	Classification per category		12.31.14	12.31.13	12.31.14	12.31.13
Current
Trade accounts payable (Note 15)	Amortized cost		7,675,632	6,948,957	7,675,632	6,948,957
Loans, financing, and finance lease (Note 17.1)	Amortized cost		1,509,471	1,236,784	1,646,869	1,417,911
Debentures (Note 17.2)	Amortized cost		755,047	286,929	1,053,265	588,116
Derivative transactions (Note 33)	Measured at fair value through profit or loss	Nível 2	568	871	568	871
Derivative transactions (Note 33)	Coverage	Nível 2	22,443	43,592	22,443	43,592

Noncurrent
Loans, financing, and finance lease (Note 17.1)	Amortized cost		2,123,126	3,215,156	1,899,755	2,923,290
Debentures (Note 17.2)	Amortized cost		3,411,616	4,014,686	3,077,269	3,698,203
Derivative transactions (Note 33)	Coverage	Nível 2	24,133	24,807	24,133	24,807
Total financial liabilities			15,522,036	15,771,782	15,399,934	15,645,747

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2014 and 2013

(In thousands of reais, unless otherwise stated)

Consolidated
		Fair value hierarchy	Book value		Fair value
Financial assets	Classification per category		12.31.14	12.31.13	12.31.14	12.31.13
Current
cash and cash equivalents (Note 4)	Loans and receivables		4,692,689	6,543,936	4,692,689	6,543,936
Trade accounts receivable, net (Note 5)	Loans and receivables		6,724,061	5,802,859	6,724,061	5,802,859
Derivative transactions (Note 33)	Measured at fair value through profit or loss	Level 2	2,218	893	2,218	893
Derivative transactions (Note 33)	Coverage	Level 2	611,721	88,606	611,721	88,606

Noncurrent
Trade accounts receivable, net (Note 5)	Loans and receivables		299,405	257,086	299,405	257,086
Equity interest (Note 11)	Available for sale	Level 1	79,805	86,349	79,805	86,349
Derivative transactions (Note 33)	Coverage	Level 2	152,843	329,652	152,843	329,652
Total financial assets			12,562,742	13,109,381	12,562,742	13,109,381

Consolidated
		Fair value hierarchy	Book value		Fair value
Financial liabilities	Classification per category		12.31.14	12.31.13	12.31.14	12.31.13
Current
Trade accounts payable (Note 15)	Amortized cost		7,641,191	6,914,009	7,641,191	6,914,009
Loans, financing, and finance lease (Note 17.1)	Amortized cost		1,509,471	1,236,784	1,646,869	1,417,911
Debentures (Note 17.2)	Amortized cost		755,047	286,929	1,053,265	588,116
Derivative transactions (Note 33)	Measured at fair value through profit or loss	Nível 2	568	871	568	871
Derivative transactions (Note 33)	Coverage	Nível 2	22,443	43,592	22,443	43,592

Noncurrent
Loans, financing, and finance lease (Note 17.1)	Amortized cost		2,123,126	3,215,156	1,899,755	2,923,290
Debentures (Note 17.2)	Amortized cost		3,411,616	4,014,686	3,077,269	3,698,203
Derivative transactions (Note 33)	Coverage	Nível 2	24,133	24,807	24,133	24,807
Total financial liabilities			15,487,595	15,736,834	15,365,493	15,610,799

Capital management

The purpose of the Company’s capital management is to ensure that a solid credit rating is sustained before the institutions, as well as an optimum capital ratio, in order to support the Company’s businesses and maximize the value to its shareholders.

The Company manages its capital structure by making adjustments and fitting into current economic conditions. For this purpose, the Company may pay dividend, raise new loans, issue promissory notes and contract derivative transactions. For the year ended December 31, 2014, there were no changes in the Company’s objectives, policies or capital structure processes.

The Company includes in the net debt structure the following balances: loans, financing, debentures and finance lease (Note 17) operations with derivatives (Note 33), net of cash and cash equivalents (Note 4) and short-term investments as a guarantee of the BNB financing.

The consolidated net indebtedness rates on the Company’s net assets are as follows:

	Consolidated
	12.31.14	12.31.13
Cash and cash equivalents	4,692,689	6,543,936
Loans, financing, debentures, lease and derivative transactions (net of short-term investments pledged as a guarantee for debt repayment)	(7,019,168)	(8,343,761)
Net debt	2,326,479	1,799,825
Net equity	44,950,095	42,894,442
Net debt-to-equity ratio	5.18%	4.20%

Risk management policy

The Company is exposed to several market risks as a result of its commercial operations, debts obtained to finance its activities and debt-related financial instruments.

The key market risk factors that affect the business of the Company are detailed below:

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2014 and 2013

(In thousands of reais, unless otherwise stated)

a)  Currency risk

This risk arises from the possibility that the Company may incur losses due to exchange rate fluctuations, which would increase the financial expenses stemming from loans denominated in foreign currency.

At December 31, 2014 and 2013, 15.9% of the financial debt was denominated in foreign currency. The Company has entered into derivative transactions (exchange rate hedge) with financial institutions to hedge against exchange rate variation on its gross debt in foreign currency (R$1,237,422 and R$1,394,523 at December 31, 2014 and 2013, respectively). In view of this, total debt was covered by long position on currency hedge transactions (swap for CDI) on those dates.

There is also the exchange rate risk related to non-financial assets and liabilities in foreign currency, which can lead to a lower amount receivable or higher amount payable, depending on exchange rate variation for the period.

Hedge transactions were taken out to minimize the exchange rate risk related to these non-financial assets and liabilities in foreign currency. This balance is subject to daily changes due to business dynamics. However, the Company intends to cover the net balance of these rights and obligations (US$29,676 thousand and €20,700 thousand payable at December 31, 2014 and US$34,500 thousand and €2,490 thousand payable at December 31, 2013) to minimize its currency risks.

b)  Interest rate and inflation risk

This risk arises from the possibility of the Company incurring losses due to an unfavorable change in internal interest rates, which may negatively affect financial expenses connected with part of debentures pegged to CDI and derivative short position (exchange rate hedge and IPCA and TJLP) taken out at floating interest rates (CDI).

The debt taken out from BNDES is indexed by the TJLP (Long Term Interest Rate) quarterly set by the National Monetary Council, which was kept at 6.0% p.a. from July 2009 to June 2012. From July to December 2012, the TJLP was 5.5% p.a., and reduced to 5.0% p.a. as from January 2013.

The risk of inflation arises from the debentures of 1st Issue – Minas Comunica, indexed by the IPCA, which may adversely affect our financial expenses in the event of an unfavorable change in this index.

To reduce exposure to local floating interest rates (CDI), the Company invests cash surplus of R$4,628,679 (R$6,442,015 at December 31, 2013), mainly in short-term financial investments (Bank Deposit Certificates) based on CDI variation. The carrying amount of these instruments approximates market value, since they are redeemable within short term.

c)  Liquidity risk

Liquidity risk derives from the possibility that the Company does not have sufficient resources to meet its commitments according to the different currencies and terms of execution/settlement of its rights and obligations.

The Company structures the maturity dates of the non-derivative financial agreements, as shown in Note 17, and its respective derivatives as shown in the payments schedule disclosed in the referred note, in such manner as not to affect its liquidity.

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2014 and 2013

(In thousands of reais, unless otherwise stated)

The control over the Company’s and its subsidiary’s liquidity and cash flow is monitored daily by management, in such way as to ensure that the operating cash generation and the available lines of credit, as necessary, are sufficient to meet their schedule of commitments, not generating liquidity risks.

d)  Credit risk

This risk arises from the possibility that the Company may incur losses due to the difficulty in receiving amounts billed to its customers and sales of devices and pre-activated pre-paid cards to the distributor’s network.

The credit risk on accounts receivable is diversified and minimized by a strict control of the customer base. The Company constantly monitors the level of accounts receivable of post-paid plans and limit the risk of past-due accounts, interrupting access to telephone lines for past due bills. The mobile customer base predominantly uses the prepaid system, which requires prior charging and consequently entails no credit risk. Exceptions are made for telecommunication services that must be maintained for security or national defense reasons.

The credit risk in the sale of devices and “pre-activated” prepaid cards is managed under a conservative credit policy, by means of modern management methods, including the application of “credit scoring” techniques, analysis of financial statements and information, and consultation to commercial data bases, in addition to request of guarantees.

At December 31, 2014 and 2013, the customer portfolio of the Company had no customers whose receivables were individually higher than 1% of total accounts receivable from services.

The Company is also subject to credit risk arising from short-term investments, letters of guarantee received as collateral in connection with certain transactions and receivables from derivative transactions. The Company controls the credit limit granted to all counterparties and diversifies such exposure among first-tier financial institutions, according to credit policy of financial counterparties in force.

Derivatives and risk management policy

All the Company’s and its subsidiary’s derivative financial instruments are intended to hedge against the currency risk arising from assets and liabilities in foreign currency, against inflation risk from its debenture and lease indexed to IPCA (inflation rate) with shorter term, and against the risk of changes in TJLP of a debt with the BNDES. As such, any changes in risk factors generate an opposite effect on the hedged end. Therefore, there are no derivative instruments for speculative purposes and the Company is hedged against currency risk.

The Company has internal controls over its derivative instruments, which, according to management, are appropriate to control the risks associated with each market strategy. The Company’s results derived from its derivative financial instruments indicate that the risks have been adequately managed.

The Company determines the effectiveness of the derivative instruments entered into to hedge its financial liabilities at the beginning of the operation and on an ongoing basis (on a quarterly basis). At December 31, 2014 and 2013, derivative instruments taken out were effective for the hedged debts. Provided that these derivative contracts qualify as hedge accounting, the hedged risk may also be adjusted at fair value, according to hedge accounting rules.

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2014 and 2013

(In thousands of reais, unless otherwise stated)

The Company entered into swap contracts in foreign currency at different exchange rates hedging its assets and liabilities in foreign currency. In addition, the Company has taken out non-deliverable forward (NDF) transactions to cover The cash payment of the portion, in Euros, referring to the highly probable forecast transaction assumed in the Purchase and Sale Agreement and Other Covenants, through which 100% of the shares issued by GVT will be purchased by the Company, a significant fact disclosed by the Company on September 18, 2014.

At December 31, 2014 and 2013, the Company had no embedded derivative contracts.

Derivative contracts have specific provisions for penalty in case of breach of contract. A breach of contract provided for in the agreements made with financial institutions is characterized by breach of a clause, resulting in the early settlement of the contract.

Fair value of financial instruments

The discounted cash flow method was used to determine the fair value of financial liabilities (when applicable) and derivative instruments, considering expected settlement of liabilities or realization of assets and liabilities at the market rates prevailing at balance sheet date.

Fair values are calculated by projecting future operating flows, using BM&FBovespa curves, and discounting to present value through market DI rates for swaps, as informed by BM&FBovespa.

The market values of exchange rate derivatives were obtained through market currency rates in force at the balance sheet date and projected market rates were obtained from currency coupon curves. The coupon for positions indexed to foreign currencies was determined using the 360-calendar-day straight-line convention; the coupon for positions indexed by CDI was determined using the 252-workday exponential convention.

The consolidated derivative financial instruments shown below are registered with CETIP. All of them are classified as swaps and do not require margin deposits.

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2014 and 2013

(In thousands of reais, unless otherwise stated)

	Consolidated
			Asset/Liability position adjusted to fair value		Accumulated effect of recognized fair value
	Notional value				Receivables (payables)
Description	12.31.14	12.31.13	12.31.14	12.31.13	12.31.14	12.31.13

Swap contracts
Asset Position

Foreign currency	12,427,490	1,339,270	13,530,831	1,843,346	759,118	393,232
US$ (a) (b)	913,635	1,137,843	1,377,413	1,552,367	326,625	318,096
EUR (a) (b)	85,671	18,394	87,018	18,394	690	-
LIBOR US$ (a) (b)	164,572	179,533	266,687	264,615	92,424	75,136
JPY (a) (b)	5,065	3,500	4,781	7,970	-	-
EUR (f)	11,258,547	-	11,794,932	-	339,379	-

Post-fixed rate	1,182,466	736,169	1,125,282	713,292	2,294	4,438
CDI	40,799	36,169	40,925	36,287	21	89
TJLP (d)	1,141,667	700,000	1,084,357	677,005	2,273	4,349

Inflation rates	217,472	232,714	231,938	251,282	5,370	21,481
IPCA (c) (e)	217,472	232,714	231,938	251,282	5,370	21,481

Liability Position

Pre-fixed rate	(11,258,547)	-	(11,458,807)	-	(3,254)	-
NDF PRÉ	(11,258,547)	-	(11,458,807)	-	(3,254)	-

Floating rate	(2,358,445)	(2,083,238)	(2,396,771)	(2,148,818)	(41,714)	(66,145)
CDI	(2,358,445)	(2,083,238)	(2,396,771)	(2,148,818)	(41,714)	(66,145)

Foreign currency	(210,118)	(224,911)	(312,834)	(309,221)	(2,176)	(3,125)
US$ (a) (b)	(25,444)	(39,669)	(25,935)	(38,795)	(491)	(373)
EUR (a) (b)	(20,102)	(5,709)	(20,247)	(5,811)	(7)	(65)
LIBOR US$ (a) (b)	(164,572)	(179,533)	(266,652)	(264,615)	(1,678)	(2,687)

		Receivables			766,782	419,151
		Payables			(47,144)	(69,270)
		Amounts receivable, net			719,638	349,881

(a) Swap of foreign currency (USD) vs. CDI and Money Terms (JPY) (R$1,278,936) – swap transactions contracted with different maturity dates until 2019, to hedge against foreign exchange variation for loans in USD (financial debt carrying amount of R$1,237,422).

(b) Swap of foreign currency (Euro and Dollar) and (CDI vs. EUR) (R$144,129) – swap contracts entered into with maturities until August 28, 2014, in order to hedge against foreign exchange variation for net amounts payable in Euro and Dollar (carrying amount of R$78,825 in dollar and R$66,755 in euro).

(c) Swap IPCA vs. CDI percentage (R$29,364) – swap transactions with annual maturity dates until 2014 to hedge against the cash flow identical to the debentures (4th issue – 3rd series) pegged to the IPCA (balance sheet R$31,185).

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2014 and 2013

(In thousands of reais, unless otherwise stated)

(d) Swap TJLP vs. CDI (R$1,084,357) – swap transactions contracted with maturity dates until 2019, to hedge against foreign exchange variation of TJLP for loans with the BNDES (financial debt carrying amount of R$1,164,590).

(e) Swap IPCA vs. CDI (R$202,574) – swap transactions maturing in 2033 for the purpose of protecting from the IPCA variation risk of finance lease (balance sheet of R$203,361).

(f) NDF EUR x R$ (R$11,793,932) – futures transactions taken out maturing in 2015 to hedge Euro exposure of a highly probable forecast transaction assumed in purchasing GVT. Payment will be based on GVT’s balance sheet, after the date of approval by relevant authorities; therefore, the payment date is also uncertain.

Derivative transactions for the years ended December 31, 2014 and 2013 are as follows:

	Consolidated
	Book value		Fair value
Description	12.31.14	12.31.13	12.31.14	12.31.13

Receivables

Financial instruments at fair value, recognized in OCI	14,657,305	2,641,449	14,657,305	2,641,449

Cash flow hedges
Non-Deliverable Forwards (NDF) – foreign currency	11,794,932	-	11,794,932	-
Swaps	266,687	231,061	266,687	231,061

Fair Value Hedge
Swaps	2,595,686	2,410,388	2,595,686	2,410,388

Financial instruments at fair value, recognized in income statements	230,746	166,471	230,746	166,471

Derivatives not designated as hedge
Non-Deliverable Forwards (NDF) – foreign currency	4,781	7,970	4,781	7,970
Swaps	225,965	158,501	225,965	158,501

Current assets	13,288,592	768,353	13,288,592	768,353
Noncurrent assets	1,599,459	2,039,567	1,599,459	2,039,567

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2014 and 2013

(In thousands of reais, unless otherwise stated)

Short position

Financial instruments at fair value, recognized in OCI	13,938,826	2,291,590	13,938,826	2,291,590

Cash flow hedges
Non-Deliverable Forwards (NDF) – foreign currency	11,458,807	-	11,458,807	-
Swaps	174,263	157,746	174,263	157,746

Fair Value Hedge
Swaps	2,305,756	2,133,844	2,305,756	2,133,844

Financial instruments at fair value, recognized in income statements	229,586	166,449	229,586	166,449

Derivatives not designated as hedge
Non-Deliverable Forwards (NDF) – foreign currency	5,271	8,167	5,271	8,167
Swaps	224,315	158,282	224,315	158,282

Current liabilities	12,691,155	723,317	12,691,155	723,317
Noncurrent liabilities	1,477,257	1,734,722	1,477,257	1,734,722

The expected maturities of swap contracts as of December 31, 2014 are as follows:

	Maturity
Swap contract	2015	2016	2017	2018 onwards	Receivables (payables) at 12.31.14

Foreign currency vs.CDI	273,364	28,172	39,464	75,976	416,976
CDI x foreign currency	13	-	-	-	13
Foward	335,635	-	-	-	335,635
TJLP x CDI	(16,151)	(9,486)	(3,558)	1,793	(27,402)
IPCA x CDI	(1,933)	(1,853)	(1,472)	(326)	(5,584)
Total	590,928	16,833	34,434	77,443	719,638

For the purpose of preparing the financial statements, the Company adopted hedge accounting for its foreign currency swaps vs. CDI, IPCA vs. CDI and TJLP vs. CDI swap transactions providing financial debt hedge. Under this methodology, both the derivative and the risk covered are stated at fair value.

At December 31, 2014, ineffectiveness amounted to R$2,195 (R$965 at December 31, 2013).

Income recorded under other comprehensive income referring to currency forwards and swaps designated as cash flow hedge as at December 31, 2014 amounted to R$335,169 (loss amounting to R$5,424 as at December 31, 2013). These cash flow hedge transactions generated income amounting to R$19,742 as at December 31, 2014 (R$17,897 as at December 31, 2013).

At December 31, 2014 and 2013, derivative transactions generated a consolidated net gain of R$98,329 and R$104,728, respectively, according to Note 26.

Sensitivity analysis of the Company’s risk variables

CVM Rule No. 604/09 requires listed companies to disclose, in addition to the provisions of Technical Pronouncement CPC No. 40 - Financial Instruments: Disclosure (IFRS 7), a table showing the sensitivity analysis of each type of market risk inherent in financial instruments considered significant by management and to which the Company is exposed at the closing date of each reporting period, including all operations involving derivative financial instruments.

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2014 and 2013

(In thousands of reais, unless otherwise stated)

In compliance with the foregoing, all the operations involving derivative financial instruments were evaluated considering a probable scenario and two scenarios that may adversely impact the Company.

The assumption taken into consideration under the probable scenario was to keep, the maturity date of each transaction, what has been signaled by the market through BM&FBovespa market curves (currencies and interest rates). Accordingly, the probable scenario does not provide for any impact on the fair value of the derivative financial instruments mentioned above. For scenarios II and III, risk variables contemplated 25% and 50% deterioration, respectively, pursuant to the applicable CVM ruling.

Considering that the Company has derivative instruments only to cover its assets and liabilities in foreign currency, changes in scenarios are offset by changes in the related hedged items, thus indicating that the effects are nearly null. For these operations, the Company reported the value of the hedged item and of the derivative financial instrument in separate lines in the sensitivity analysis table in order to provide information on consolidated net exposure for each of the three scenarios mentioned, as follows:

Sensitivity analysis – Net exposure

Consolidated
Transaction	Risk	Probable	Deterioration 25%	Deterioration 50%
Hedge (receivable)	Derivatives (Risk of USD devaluation)	716,963	896,949	1,077,237
Debt in USD	Debts (Risk of USD devaluation)	(716,963)	(896,949)	(1,077,237)
	Net exposure	-	-	-

Hedge (receivable)	Derivatives (risk of EUR devaluation)	66,392	83,003	99,623
Accounts payable in EUR	Debt (Risk of EUR valuation)	(73,890)	(92,362)	(110,835)
Trade accounts receivable - Euro	Debt (Risk of EUR valuation)	7,135	8,919	10,703
	Net exposure	(363)	(440)	(509)

Hedge (receivable)	Derivatives (risk of EUR devaluation)	11,932,100	14,915,126	17,898,151
Firm commitment in EUR	Debt EUR (Risk of EUR valuation)	(11,932,100)	(14,915,126)	(17,898,151)
	Net exposure	-	-	-

Hedge (receivable)	Derivatives (risk of USD devaluation)	77,310	96,719	116,170
Accounts payable in US$	Debt (Risk of USD valuation)	(160,446)	(200,558)	(240,669)
Trade accounts receivable – USD	Debt (Risk of USD devaluation)	81,621	102,026	122,431
	Net exposure	(1,515)	(1,813)	(2,068)

Hedge (receivable)	Derivatives (Risk of IPCA decrease)	231,938	253,796	279,779
Debt at IPCA rate	Debt (Risk of IPCA increase)	(232,149)	(254,027)	(280,034)
	Net exposure	(211)	(231)	(255)

Hedge (receivable)	Derivatives (Risk of UMBND decrease)	561,939	713,437	869,746
Debt in UMBND	Debt (Risk of UMBND increase)	(561,353)	(712,644)	(868,719)
	Net exposure	586	793	1,027

Hedge (receivable)	Derivatives (Risk of TJLP decrease)	1,084,357	1,149,822	1,219,342
Debt in TJLP	Debt (Risk of TJLP increase)	(1,084,398)	(1,149,868)	(1,219,392)
	Net exposure	(41)	(46)	(50)

Hedge (CDI)
Hedge USD (payable)	Derivatives (Risk of CDI increase)	(458,730)	(458,653)	(458,579)
Hedge USD and EUR (receivable and payable)	Derivatives (Risk of CDI increase)	(11,601,250)	(11,601,223)	(11,601,197)
Hedge UMBND (payable)	Derivatives (Risk of CDI increase)	(405,356)	(410,789)	(415,695)
Hedge TJLP (payable)	Derivatives (Risk of CDI increase)	(1,111,759)	(1,113,020)	(1,114,177)
Hedge IPCA (payable)	Derivatives (Risk of CDI increase)	(237,522)	(237,605)	(237,679)
	Net exposure	(13,814,617)	(13,821,290)	(13,827,327)

Total net exposure in each scenario		(13,816,161)	(13,823,027)	(13,829,182)

Net effect on current fair value variation		-	(6,866)	(13,021)

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2014 and 2013

(In thousands of reais, unless otherwise stated)

Assumptions for sensitivity analysis

Risk variable	Probable	Deterioration 25%	Deterioration 50%
USD	2.6562	3.3203	3.9843
EUR	3.2249	4.0311	4.8373
JPY	0.0222	0.0278	0.0333
IPCA	6.41%	8.01%	9.61%
UMBND	0.0518	0.0648	0.0777
URTJLP	1.9741	2.4676	2.9611
CDI	11.57%	14.46%	17.36%

To determine the net exposure of the sensibility analysis, all derivatives were considered at market value and only hedged elements classified under the hedge accounting method were also considered at fair value.

The fair values shown in the table above are based on the status of the portfolio as of December 31, 2014, not reflecting an estimated realization in view of the market dynamics, always monitored by the Company. The use of different assumptions may significantly impact estimates.

34) COMMITMENTS AND GUARANTEES (RENTALS)

The Company and its subsidiary rent equipment, facilities, and stores, administrative buildings, and cell sites through several operating agreements that are not cancellable maturing on different dates, with monthly payments. At December 31, 2014, total amount equivalent to the full contractual period is R$5,423,902 and R$9,919,638, for Company and consolidated, respectively, as follows:

	Company	Consolidated
Up to one year	951,002	1,285,313
From one to five years	2,929,412	4,405,839
More than five years	1,543,488	4,228,486
	5,423,902	9,919,638

35) SUBSEQUENT EVENTS

On January 30, 2015, Company’s Board of Directors approved the payment of interim dividends amounting to R$2,750,000, based on profits recorded as at December 31, 2014, equivalent to R$2.296522661346 per common share and R$2.526174927480 per preferred share. The payment of these interim dividends will occur no later than the end of 2015 financial year, on a date to be set by the Board of Directors. These interim dividends will be paid according to the equity position of each stockholder on February 10, 2015.

TELEFÔNICA BRASIL S.A.

MANAGEMENT REPORT

Dear Shareholders,

In compliance with legal and statutory provisions, the management of Telefônica Brasil S.A. (Telefônica Brasil) hereby submits for your appreciation the company’s management report and separate and consolidated financial statements, together with the reports issued by the independent auditors and the audit committee for the year ended December 31, 2014.

  Letter from Management

The current stage of development of Brazilian society points to the great relevance achieved by the telecommunications industry in the life of population and in the economy of the country. The events held in 2014 reinforced this positioning, and once again Telefônica Brasil appeared as a leading company with innovative, integrated and digital actions.

For over one year, the Company drew a coherent line of action with the strategic target of being a preferred provider of telecommunications and digital services solutions among Brazilians. In 2014, we completed the investment cycle started in 2011, in the amount of R$27 billion, which was significantly higher than the amount of R$24.3 billion initially estimated, intended for a new organizational structure. This allowed us to have the largest and soundest voice and data traffic network in the country, to purchase licenses, and to reinforce the differentiated quality of our services.

Therefore, our company consolidated as a leading provider of mobile broadband services, with the widest coverage of 4G technology on the market, and with regard to ultra-broadband, the largest FTTH (fiber-to-the-home) network in the country.

In 2014, we also faced the special challenge of increasing the capacity of our networks in order to meet the demand for traffic during two major events: the World Cup and the presidential elections in Brazil. The world tournament was elected as the “Selfies’ World Cup,” while social media were the main stage for the year’s intense political debate. We advanced in the consolidation of the Company as a Digital Telco by providing innovative mobile solutions to the market, and invested in the Smart City and connected car segments.

Finally, investments turned to the future. The process of acquisition of GVT is still pending approval by the relevant bodies, and the purchase of license in the 700-Mhz band auction will increase the scope of our actions regarding the offer of 4G technology, a modality that will prevail in mobile broadband.

Coverage in permanent evolution

There has been a boom in data consumption worldwide, and Brazil stands out as one of the most connected countries. In order to keep up with the expressive increase in the number of data users, mainly given to the access to 3G devices and the increased adoption of 4G devices, Telefônica Brasil made sound investments in networks, offering high-quality high-speed mobile and fixed broadband services. Overall, we invested R$9.1 billion in the period, most of which was directed to expanding our mobile network capacity, the purchase of the 700 MHz band license, and investments in the fiber optic fixed network, whose dimensions were strongly expanded.

The number of cities served with 3G frequency reached 3,225, and we were, once again, in the forefront of network coverage in the country. We made the 4G technology available for 140 municipalities of all Brazilian states, as well as the Federal District, reaching over 80.5 million persons, standing out as leaders in coverage with a 38.9% market share, according to the December 2014 ranking disclosed by ANATEL. 4G technology has been recording significant growth, and traffic has already exceeded by 20% the Company’s total data traffic in five Brazilian cities: São Paulo, Rio de Janeiro, Brasília, Porto Alegre and Belo Horizonte.

The fiber optic network in the State of São Paulo was another strong challenge in 2014. With the purpose of providing transmission speed, quality excellence and the possibility to offer IPTV (Internet Protocol Television) to our clients, by year-end this technology was already available to 36 major cities in the State of São Paulo. In 2014, we totaled 375 thousand fiber optic accesses, an 83.5% increase in our client base compared to the previous year. The number of “Homes Passed” in this technology has already surpassed 4.1 million in the State of São Paulo.

Despite the restrictions on the installation of antennas according to the legislation of many municipalities, the Company completed, together with other operators in the country, and within a record time, the implementation of the infrastructure required to assist rooters inside football stadiums or in the airports of cities hosting the World Cup matches. Our Company was responsible for the coverage infrastructure of the arenas located in Brasília, Manaus and Fortaleza.

During the World Cup, we played a significant role by accounting for 50% of total 4G traffic and 35% of 3G traffic in all stadiums. To this end, in addition to expanding the capacity of our network, we were supported by the structure of our large and up-to-date data center, as well as by a preventive external network plan and a rigorous monitoring work carried out during the event, which was considered a success in terms of telecommunications.

Business progress towards higher-value services

Due to its comprehensive coverage and quality services, Telefônica Brasil maintained a consistent growth and the leadership in higher-revenue services, such as post-paid services, which reached 28,355 million accesses by year-end, or 35.5% of the base of mobile accesses. This resulted in an increase of 19.7% compared to 2013, and reflected the expressive number of net additions, representing 56.3% of market additions in year 2014.

Despite the highly competitive market, the Company increased its market share in the mobile business, securing its leading position. By the end of December, we had a 28.5% share in the mobile access market. Regarding the post-paid business, the market share of Telefônica Brasil was 41.8%, up by 2.0 percentage points compared to December 2013. We maintained a realistic strategy in our base of pre-paid clients. The intense migration to post-paid plans increased the revenues per client, stimulated consumption of data services and increased customer’s loyalty.

Data and SVA (Value Added Services) revenues represented 38.6% of revenues from mobile services, with over 42 million active customers. The figure was 22.4% greater than in 2013. The highlight was our portfolio of 68 SVA products, which includes education, health, safety and entertainment services, among others.

In the fixed business, we also recorded growth in accesses in all service modalities: voice, broadband and pay TV. We must also mention our transformation into a FiberCompany, as well as the strong recovery in growth of the pay TV business. Throughout the year, we recorded 140 thousand net additions in this segment, or an annual increase of 22.3%.

The Company maintained the financial balance between investments and its dividends policy, in addition to a consistent discipline of costs, in order to gain efficiency and obtain a competitive edge. In addition to the sound operational development mentioned above, we resumed our growth in terms of EBITDA and profit. The latter registered a positive evolution of 32.9% against the previous year. The dividends declared and approved by the Board of Directors regarding the results achieved in 2014 represent a distribution of approximately 100% of adjusted income, defining our company as a major payer of dividends.

The Company’s strong cash generation and sound balance sheet enable consistency between our shareholders’ remuneration practice and one of the highest investment levels in our history. Additionally, our low indebtedness levels resulted in great financial flexibility to the Company.

The results achieved by the Company led to one of the most valued business awards: the recognition as the best company in the telecommunications industry, granted by the publication “Guia Exame: Melhores e Maiores”.

Consolidation of Telco Digital

While expansion in network coverage enables us to contribute even more to digital inclusion and people’s mobility, the quality of data traffic favors the development of applications that add value to connection.

In the field of education, we entered into partnerships with more than ten large companies, offering services such as Nuvem de Livros (Cloud of Books) and Newsagent, and the courses Edumobi and Kantoo. In the field of health, we offer over 20 different applications that provide convenience to customers, from the scheduling of medical appointments and exams to the control of chronical diseases. Additionally, we maintain a complete portfolio of services for hospitals, health centers and laboratories, as well as solutions for the public sector.

In the financial segment, we provide services to over 5.5 million customers, such as Zuum, which was developed in partnership with Mastercard and is present in nine Brazilian cities to benefit unbanked customers.

The Company advanced in video convergence by expanding the TV Everywhere concept and providing access to the contents of Vivo TV Fibra on desktops, smartphones and tablets. We also launched a wi-fi decoder, a multiroom recorder that can be activated remotely through a cell phone, and we started to test the 4K technology, which allows a four-fold increase in image definition.

Innovative and digital products have also reached the corporate market. With the responsibility to serve some two thousand large corporations in the country, we introduced the Unified Communication solution on the market to provide operator-managed cloud IP communication, enabling convergence of all customer services.

Internet of Things: a new wave of growth

Telefônica Brasil maintains a consistent and strategic innovative environment. Comprising the Telefonica Innovation Center, the accelerator Wayra, Amerigo fund, and the Campus Party, this ecosystem combines creativity and leading-edge services. Therefore, innovation ends up by happening naturally.

In 2014, the Company entered the universe of the Internet of Things, which is identified as the next wave of growth in telecommunications, pushed by the connectivity of objects and sensors that render a new life and new functions to daily elements.

We work to build the path between world trends and the customers, seeking to create new value propositions for people, the governments and companies. Accordingly, we entered into technological partnerships with market players, universities, the community of developers, entrepreneurs and startups, aiming at creating new solutions in integrated networks, from the M2M (machine-to-machine connection) chip to cloud processing and storage.

With regard to the academic community, the Company set up a research center in partnership with FEI University Center, a traditional engineering teaching institution in Brazil, and entered into a partnership with the Polytechnic School of the University of São Paulo with a view to the development of projects on the use of digital technology to solve urban issues.

In the field of Smart Cities, the municipality of Águas de São Pedro (State of São Paulo) hosts Telefônica Brasil’s Cidade Digital e Inteligente (Digital and Intelligent City) project. The Company invested approximately R$2 million to transform the town, which became a model for the implementation of similar projects in other Brazilian regions. The transformation process went beyond the modernization of connection and voice services, and comprised the implementation of 14 different digital solutions in the areas of education, health and public management.

Expansion of relationship channels

In order to offer over 95 million accesses in multiple formats (mobile and fixed connection, and pay TV) to Brazilians without interruptions, we need to have a differentiated, sound and efficient customer assistance structure. The Company has focused strongly on the improvement and expansion of its customer relationship channels based on unequivocal internet mass growth and the exponential growth in the use of smartphones. Electronic channel services already account for over 80% of our regular incoming contacts.

As a reaction to this transformation, we enhanced our self-service contents and functionalities available on SMS, URA, internet, chat, on-line forums and social networks, offering simpler and more standardized interactions. The use of our mobile application (Meu Vivo App) grew over 50% against the previous year.

In 2014, the Company was committed to fulfilling the new provisions of the General Consumer Rights Regulations (RGC) published by ANATEL, which are considered as one of the most modern customer relationship regulations in the world. We adapted our relationship processes and channels by making changes that required investments in systems and full dedication to training our employees at the call centers and stores.

Social and environmental responsibility

For the third consecutive year, Telefônica Brasil was included in BM&FBovespa’s Corporate Sustainability Index (ISE), which will be in force in 2015. Once again, we are part of this select ranking, which includes stock of 40 companies. Therefore, the Company’s achievement reflects its commitment to sustainability, setting us apart not only for the actions taken to mitigate the impact of our activities, but also for the investments made in technological solutions that provide quality of life to society.

We were once again included in the Sustainability Guide of Exame magazine. The Company is focused on reducing the consumption of resources through internal initiatives, and offering, at the same time, possibilities of participation to our customers. Examples include the on-line accounts and the Sustainable Sale system, which avoids the use of forms and provides assistance in our owned stores through tablets.

As the entity responsible for developing the Company’s social actions, Telefônica Foundation expanded its activities in the country through the “Connected Rural Schools” project, which has been developed together with the Company with the purpose of offering 3G connection to rural schools and enabling their access to new methodologies and innovative paths that may intrinsically change education. Currently, 6,780 schools are being assisted.

Regarding the Company’s internal environment, we recognize the efforts of our employees to improve the company each day. The Climate Survey conducted with our employees pointed to a satisfaction index of 86%, reflecting the engagement of our people and reinforcing their identification with our purposes. As result, we were under the spotlights in recognitions such as “The Best Companies to Start Your Career “ and “The Best Companies to Work For”, awarded by Você S/A and Época magazines, respectively; and “Valor Carreira - The Best in People Management,” awarded by Valor Econômico newspaper.

Finally, we would like to thank our customers, shareholders, suppliers, financial institutions and other stakeholders for their support and confidence. We would like to especially acknowledge our employees, whose dedication and endeavor contributed to our achievements in the year.

  Telecommunications Sector Economic Scenario

2.1. Economic Scenario

The Brazilian economy once again faced a challenging international environment in 2014. The slowdown in China’s economy and the stagnation in Europe contributed to limit the recovery of the global economy. Therefore, international commodity prices decreased significantly, with relevant impact on commodities exporting countries, such as Brazil. Moreover, the consolidation of the recovery of the US economy reinforced the expectations that the increase in the US basic interest rate is about to happen, with adverse effects on capital flows to emerging economies. In this context, global aversion to risk has increased. Another standout in the global market with material impact for Brazil was the crisis in Argentina and its negative effects on Brazil’s exports.

The combination of lower international commodities prices and reduction in the external demand of commercial partners resulted in a trade deficit of US$3.9 billion in 2014. This was the worst balance since 1998, and caused an increase in the 12-month accumulated current account deficit to 4.1% of Brazil’s Gross Domestic Product (GDP) in November 2014, against 3.7% at the end of 2013. This worsening resulted in a moderate fall in international reserves accumulated in the Brazilian economy in 2014. The year closed with reserves on the order of US$374.0 billion, compared to US$375.8 billion at the close of the previous year.

Public accounts registered a downturn in 2014. The 12-month accumulated primary surplus of the public sector fell from 1.9% of the GDP in 2013 to -0.2% of the GDP in November 2014, particularly as a result of the effects of lower taxes and weakening economic activity on government accounts. Consequently, the nominal deficit of the public sector increased from 3.3% to 5.8% of the GDP, while gross debt increased from 56.7% to 63.0% of the GDP in the same period.

Inflation decreased in the wholesale sector, influenced by lower commodities prices, but increased in the retail sector, particularly due to the realignment of managed prices. The General Price Index – Internal Availability (IGP-DI) calculated by Fundação Getúlio Vargas rose 3.8% in the year, after a 5.5% increase in 2013, due to the 2.2% decrease in the Wholesale Price Index (IPA-DI) in 2014, following a 5.1% increase in 2013. The Extended Consumer Price Index (IPCA) calculated by the IBGE and used by the Brazilian Central Bank in its inflation target system rose 6.4% in 2014, surpassing the increase registered in 2013 (5.9%), and exceeding the Brazilian Central Bank’s inflation mid-range target of 4.5%, but staying within the tolerance range (from 2.5% to 6.5%).

Due to the adverse inflation scenario, the Monetary Policy Committee (Copom) increased the basic interest rate (Selic) from 10% in the end of 2013 to 11.75% per annum at the close of 2014. Net of the inflation rate in the year, the actual interest rate increased to 5.0% from 3.9% in the previous year.

The adverse effects of the world economy on Brazilian exports, and the worsening of domestic fundamentals, resulted in a devaluation of the national currency against the US dollar. The exchange rate rose to R$/US$2.66 in the end of 2014 (from R$/US$2.34 in the end of 2013), which is equivalent to a devaluation of 13.7% of the Brazilian currency against the level recorded in the end of the prior year. The average exchange rate for the year, of R$/US$2.35, increased by 9% compared to the prior year. It should be noted that the real’s decline was not deeper due to the foreign exchange swap auctions implemented by the Central Bank to provide liquidity in the foreign exchange market.

The dynamism of the economy reflected a stricter monetary policy, in addition to accommodation of demand of some of our commercial partners, and the drop in confidence of consumers and entrepreneurs. Investments diminished, and the labor market started to slow down. The lower pace of contracting, combined with high inflation and lower credit, resulted in lower consumption. Manufacturing activities were the most affected, registering lower production levels. The services sector and the agricultural and livestock sector also reported downturn. The result of this composition, the GDP, increased almost zero in 2014, staying below the growth registered in the previous year, of 2.5%.

In this context, Information Services, which includes the Telecommunications sector, saw a decrease in the growth rate of 5.7% registered in the previous year.

2.2. Competitive Scenario

In 2014, the Brazilian telecommunications market faced a difficult scenario that included unfavorable economic conditions, pressure on revenues due to changes in regulatory requirements, increased competition in the sector and strong demand for investments in networks. Low economic growth was added by difficulties regarding inflation control, depreciated exchange rates and higher interest rates. The new cut in VU-M (interconnection fee between operators) had a direct impact on revenues of operators, and the new client assistant norms (RGC) issued by ANATEL required efforts to adjust the processes. Year 2014 was also marked by the 700-MHz auction, which had the participation of major players and confirmed the importance of 4G for the companies’ market growth strategy. Convergent offers consolidated their importance as a commercial leverage, reinforcing the need to equalize the quality of services. The efforts of operators to deliver ultra-broadband and 4G services were a main standout. In 2014, operators also focused on improving network quality: in addition to the investments made to supply a growing demand for mobile data, a new policy was launched regarding data cut after termination of the franchise, aiming at improving client experience.

The regulatory outlook in 2014 focused on the 700-MHz band auction, the Civil Regulatory Framework for the Internet, and the approval of the General Consumer Rights Regulations (RGC). The latter, establishes the rules on client assistance, collection and offer of fixed, mobile, data, and SVA services, as well as pay TV services. We have also seen the regulations on the reduction of the Fistel fee for M2M; the approval of the joint resolution (ANATEL and ANEEL) for sharing of posts; and the publication of the regulations establishing the minimum requirements for installation, operation and fee collection regarding the Telephone for Public Use of the STFC (Switched Fixed Telephone Services). Another important issue that advanced in 2014 was the Draft General Antenna Law, which was approved by the Commission for Science and Technology of the Senate, and is waiting for plenary voting and subsequent approval by the President.

Despite the competitive and regulatory pressures, companies continued to restructure during 2014. Oi started to sell assets of Portugal Telecom after a difficult year of structuring the merger of the two companies. The América Móvil group received from ANATEL the preliminary consent for the corporate integration that will join the operations of Claro, Net and Embratel. US operator AT&T purchased DirectTV, which controls Sky in Brazil; and Telefônica Brasil received ANATEL’s authorization to buy GVT, and is just waiting for CADE’s approval to complete the process.

The Company focused on 4G expansion and profitability of its client base, achieving significant results in the penetration of data in mobile accesses. Additionally, the Company is waiting for the completion of the purchase of GVT to initiate the merger process and expand its presence in the fixed segment outside São Paulo. América Móvil continued investing in the upgrade of its mobile network and expansion of 4G services, besides launching competitive quadriple play offers. Meanwhile, TIM maintained its leadership in the prepaid mobile segment, being the focus of speculations on possible inorganic moves. Oi was the only company that did not participate in the 700-MHz auction, among all major operators. In spite of having increased the number of cities served by its broadband, Sky continued focusing on TV services for the premium market.

In this context, Telefônica Brasil closed 2014 with 10,742 million lines in the fixed voice market, practically stable compared to 2013. The disconnection of copper lines was offset primarily by the growth of fixed-wireless lines, service bundles and greater penetration in corporate business.

In fixed broadband, the highlight was the growth of mid-range speed accesses with increased demand for higher speeds (ultra-broadband). The Company saw a reduction in the growth of accesses in this segment, which registered annual increase of 0.1% in 2014, against 5.1% in 2013.

Just like the broadband segment, the pay TV market, continues to be a strong growth vector. But, despite growth, the low penetration of this service in Brazilian homes shows that there is still space for increasing accesses. The Company recorded a 22.3% growth in this business in 2014 against 5.1% in the prior year.

In the mobile market, Telefônica Brasil increased its participation in the mix of post-paid services (35.5% in 2014, +4.8 p.p. against 2013), reflecting commercial efforts of key operators to increase the profitability of its base and expand data cards and M2M services. As a result, there were additional 4.7 million lines in 2014 against 2013. Pre-paid lines continue to be impacted by the policy followed by operators (-2.0 million new lines in 2014), with stricter disconnection rules and low organic growth, as a consequence of the high penetration of cell phones on the market.

In the corporate market, the competition remains aggressive, especially in data services, with the higher broadband speeds offered to small and medium companies at increasingly competitive prices.

Telefônica Brasil maintained its leadership in the post-paid market, capturing 56.3% of new lines in year 2014, with a 41.8% market share in December (including cards and M2M), or 18.7 p.p. ahead of the second position, while TIM consolidated as a pre-paid operator (29.7% market share in December 2014). Telefônica Brasil also stood out for betting on fiber, with strong expansion in coverage, having duplicated its base of clients served by this technology.

2.3. Regulatory Environment

Year 2014 was marked by intense regulatory and institutional activity. In addition to negotiations of common matters in the telecommunications sector – such as competition issues, universalization, coverage expansion, improved quality of services, ensured user rights – other large-scale subjects also developed.

They included: the agreement entered into with Nextel on the supply of services for 2G and 3G networks; the enacting and publication of the Civil Regulatory Framework for the Internet; the beginning of negotiations for Review of the STFC Concession Agreement; the auction and execution of the terms for the 700 MHz radiofrequency, which will complement the offer of 4th generation mobile broadband services, or LTE (Long Term Evolution); and the approval of transfer of control of GVT.

In 2014, 4G operations continued expanding, according to the schedule proposed by ANATEL. With the 2014 FIFA World Cup, mobile telephony operators expanded their coverage to all capital cities, including the Federal District, as well as to major Brazilian cities (metropolitan regions).

The Bigger Brazil Plan was also included in the expansion of telecommunication networks. The project was submitted to the Ministry of Communications in the scope of the Special National Broadband Program Tax Regime (RePNBL), and the term for submission of projects was extended by one year. The reduction of the Fistel fee for M2M communication was also established. Regarding the antenna law, there were improvements, but approval is expected to extend throughout 2015.

In the regulatory scope, some rules that were approved in previous years became effective or remained in force in 2014. The new rules involve VU-M reference values for service providers belonging to the Significant Market Power (PMS) Group, new values of the Basic Subscription, and disclosure obligations regarding the Popular Telephone (AICE). The dynamics for the plan to improve SMP (Personal Mobile Service) and for broadband measurement rules remained the same as in previous periods.

The following subjects were also approved: the General Consumer Rights Regulations (RGC), the Regulations for Telephones for Public Use (TUP), the joint Regulations of ANATEL and ANEEL regarding the Sharing of fixation points in posts, the rules for reference values based on the Cost Model, and the new methodologies for calculation of fines. All these guidelines became effective in 2014.

Other issues, such as the negotiations of the TAC (Conduct Adjustment Term); the establishment of the “bill & keep” schedule for mobile interconnections, in the scope of PGMC; and the Review of STFC Concession Agreements will still be discussed throughout 2015.

Conduct Adjustment Term (TAC)

On December 18, 2013, ANATEL’s Board of Directors approved, through Resolution No. 629, of December 16, 2013, the Regulations for Execution and Monitoring of Conduct Adjustment Commitment Terms (TAC), which provide for the filing of administrative fines upon the commitment of operators to invest in the improvement of telecommunication services. ANATEL has already accepted the requests made by Telefônica for execution of TACs regarding processes in various spheres.

Agreement with Nextel for industrial exploitation of mobile network

On January 13, 2014, Telefônica Brasil announced the signing of the agreement with Nextel on the supply of wholesale voice and data services through 2G and 3G networks. The agreement will be in force for five years.

 According to the agreement, the two operators will continue to manage their network assets and spectrums separately, and third parties’ interconnection costs arising from Nextel’s traffic in the Company’s network will be borne directly by Nextel. The agreement also ensures the preservation of the existing competition relations.

The Brazilian regulatory body granted a Preliminary Consent for the transaction to be effective in March 2014. In operational terms, the agreement was put into practice during 2014, and became fully operational as from the beginning of 2015.

General Competition Target Plan (PGMC) / Interconnection fee adjustments

On February 28, 2014, the VU-M reference values for service providers of the Significant Market Power (PMS) Group became effective, as provided for in Act No. 7272.

On December 18, 2014, ANATEL published Public Inquiry No. 47, which discusses the changes proposed for the mobile interconnection payment schedule between PMS service providers and providers not included in this group. The new text proposes the following reductions in values: (i) until February 23, 2015, establishment of “bill & keep” with 80%/20% ratio; (ii) from February 24, 2015 until February 23, 2016, 75%/25% ratio; (iii) from February 24, 2016, until February 23, 2017, 65%/35% ratio; (iv) from February 24, 2017 until February 23, 2018, 55%/25% ratio; from February 24, 2018 until February 23, 2019, 50%/50% ratio; and (v) full billing, as from February 24, 2019.

It must be noted that PGMC provides for the effectiveness of partial “bill & keep” until February 23, 2015 in an 80%/20% ratio in the apportionment of revenues of mobile phone operators. From that date onwards, for a period of one year, until February 2016, the ratio will be changed to 60%/40%, and then to full billing.

The deadline for contributions was January 2, 2015. Telefônica made its contributions within this term and according to the norms established.

General Consumer Rights Regulations - RGC

On March 10, 2014, ANATEL published Resolution No. 632, which approved the General Consumer Rights Regulations. These regulations establish the rules for client services, collections and offer of STFC, SMP, SCM and SeAC services. They also define the terms for implementation, which range from 120 days to 24 months as from the publication of the Resolution, for adjustment of service providers to the new regulations.

On July 8, 2014, 97 out of 114 regulation articles became effective, with focus on cancellation without the assistance of an employee, through telephone and internet client assistance channels; return of call in case of interruption; and assistance to all requests made by clients to on-site channels.

General Competition Target Plan (PGMC) – Wholesale Offers

Given the breadth of the PGMC, for full compliance with the provisions of the regulation, Telefônica Brasil segmented its actions into three fronts: public offers, wholesale database oversight (BDA) and revision of significant market power attributes.

• Public Offers (OPs): On April 15 and 30, and June 15, 2014, Telefônica filed the Reference Offers for the products Backhaul; Bitstream; Full Unbundling; Interconnection, Classes II, III, IV, V; Pipes; Towers; Interliking; and EILD, in compliance with the half-yearly review of Offers. After several rounds and amendments, these offers were approved by ANATEL on July 15, 2014.

• Wholesale Database Oversight Agency (BDA): as per the timeline agreed on September 12, 2013, the system came online and, in the same month, was functional with requests among soliciting and offering companies. Automatic integration among the Anatel and operator databases focusing on EILD was launched in July 2014.

• Non-PMS counterevidence: On October 25, 2013, Telefônica Brasil filed a request for immediate disqualification of its condition as PMS holder in 26 municipalities in the State of São Paulo. ANATEL’s technical area issued a notice to the Office of the Reporting Councillor partially agreeing with the Company’s request, and imposing certain conditions for acceptance of the request in some regions of 14 municipalities. The issue was judged by the Board of Directors on July 3, 2014, which decided to disqualify the condition of PMS for EILD provided through optic fiber in the 14 municipalities listed in ANATEL’s communication. Regarding the other municipalities included in the statement by Telefônica Brasil, there was no disqualification. The Company decided to take the issue to the courts in order to have its request totally fulfilled. ANATEL has already started to review PMS holding groups in significant markets.

Civil Regulatory Framework for the Internet

On April 23, 2014, during the opening of NetMundial, President Dilma Rousseff approved the bill regarding the Civil Regulatory Framework for the Internet, which was transformed into Law 12965/2014. The final text of the law focus on the Neutrality of the Network, ensuring independence in the treatment of packages and preserving the business model that includes offers with different speeds. The provisions of the Law became effective on June 23, 2014, while other provisions are still pending supplementary regulations.

Cost Model for definition of reference values

On May 18, 2014, the meeting of the Board of Directors approved the proposed Rule for establishing maximum amounts of fixed network fees for Switched fixed telephony (STFC), reference amounts for use of the personal mobile service (SMP) mobile network and commercial use of dedicated lines (EILD) based on cost models. Additionally, the values for fixed and mobile interconnection and EILD were established and published in Acts No. 6210, for TU-RL and TU-RIU, No. 6211 for VU-M, and No. 6212, for EILD.

Biannual payment of obligations in the extension of radiofrequency licenses

According to Radiofrequency Use Authorization Terms, extensions to use authorizations engender the concessionaire to pay a biannual fee in the amount corresponding to 2% of net revenue earned from plans.

As in previous periods, for the 2012/2013 period, Telefônica Brasil contested the charge of two percent (2%) calculated over revenues other than those stipulated in the Radiofrequency Use Authorization Terms and therefore, do not correspond to the revenue earned from the application of the company’s service plans.

In 2014, the company paid the contractual obligation, considering only revenue from service plans and excluding interconnection and data plans.

M2M

On May 5, 2014, Law No. 8234 established a reduction of the tax burden on machine-to-machine communication (M2M). Among other issues, the Law provides for the reduction of the fee charged by the Telecommunications Inspection Fund (Fistel) on equipment that uses this type of communication.

Concession Agreement Review

On May 18, 2014, the meeting of the Board of Directors approved by unanimous vote the Analysis made by the Reporting Councillor Rodrigo Zerbone of the proposal for a Public Inquiry on the Review of Concession Agreements and the upcoming General Universalization Targets Plan (PGMU IV).

On June 27, ANATEL published Public Inquiry No. 26 to review the models of the Agreements on the Concession of Switched Fixed Telephone Services (STFC). The inquiry was available for contributions until December 26. Telefônica Brasil made its contributions within this term and according to the norms established. The publication of the reviewed Concession Agreements is expected for December 31, 2015.

TUP Regulations

On June 30, 2014, ANATEL published STFC’s new Regulations of Telephones for Public Use (TUP). The novelties included the possibility of advertising on TUPs – using the dome or the cabin, or through recorded messages to be heard by users - and the possibility of changing the principal form of payment for calls made from public phones. These changes should benefit public telephone services, such as the possibility to make sponsored calls and the inclusion of new forms of payment for calls made from TUPs.

Bigger Brazil Plan

On March 13, 2013, the Ministry of Communications published Ordinance No. 55 to regulate the procedures regarding the Special National Broadband Program Tax Regime (RePNBL). Initially, the date for submission of projects was June 30, 2014. The approval of Law No. 13043/2014 postponed this date until June 30, 2015.

Tax Revision

The Tax Revision Process arising from the corporate reorganization was published in the Federal Official Gazette (DOU) of June 4, 2014, and approved a 24,32% reduction % of the Basic Subscription (Residential, Non-Residential and trunk). The Company challenged this percentage and, on July 22, 2014, ANATEL published Act 6612, which changed the reduction to 21.53%. According to the agency, this new reduction should have been applied as from July 22, 2014. From June 4, 2014 to July 22, 2014, the reduction applied should have remained at 24.32%.

Telefônica retroacted the application of the new amounts (with reduction by 21.53%) to June 4, 2014. For the period from June 4 to July 22, the Company appealed of ANATEL’s decision.

SMP quality improvement plan

Based on the presentation of the SMP improvement plans of each operator, ANATEL collected data on four fronts (network performance indicators, user service, and SMP service interruptions) to monitor and check improvements in the quality of services. This process was applied from August 2012 until July 2014. From that date on, ANATEL continued to monitor SMP networks without requiring the presentation of an investment actions plan. The Company has carried out improvements in services according to the disclosure of results published by ANATEL.

Methodology for Calculation of Fines

In the meeting held on August 21, 2014, ANATEL approved the proposed methodology for calculating fines on infractions. The methodologies were defined for eight different types of infractions. They are based on a reference value, plus a series of specific variables, having become effective upon publication, on September 3, 2014. According to the regulations, the new norms will apply to processes with no sanctions so far, and they are not valid for fines already imposed.

Transfer of corporate control of GVT

On September 19, 2014 Telefônica Brasil S.A. and Vivendi S.A. signed an agreement for the acquisition of the total equity of GVT by Telefônica Brasil. The execution of the agreement and the corresponding documents were duly approved by our board of directors.

At the meeting of its Board of Directors on December 22, 2014 ANATEL, approved our purchase of GVT subject to conditions, including the elimination of overlapping grants of landline telephony between the two companies and presentation of the transfer of equity from Telecom Italia to Vivendi for approval by ANATEL. The operation is also subject to approval by the Brazilian Anti-Trust Authority (CADE).

Radiofrequency spectrum

2.5 GHz

At the close of 2014 the 4G commercial operations of Telefônica Brasil had reached 140 municipalities. The requirements of the invitation to bid for the 2.5 GHz frequency were met, arriving initially at the host cities of the Confederations Cup and, subsequently at the host and sub-host cities of the World Cup, in addition to agreements for coverage of airports, stadiums and public areas. By May 31, 2014 all state capitals, the Federal District and cities with over 500,000 inhabitants had been covered. The next step under the proposed schedule is to serve cities with over 200,000 inhabitants by December 2015. Several locations that fit this profile are now receiving 4G infrastructure.

700 MHz

On September 30, 2014 ANATEL auctioned off 18 4G lots in the 708-803 MHz frequencies. Telefônica Brasil acquired 20 MHz (10 + 10) with nationwide coverage – blocs 06 and 07 – offering R$1.92 billion (0% premium). In accordance with the invitation to bid, the winning bidders will be responsible for cleaning up the frequency range and mitigating radio transmission (free-to-air TV) interference through the EAD (the Management Entity for the Process of Redistribution and Digitalization of TV and RTV Channels). This entity is to be financed by the winning bidders, with the cost already included in the invitation to bid. The company expects to have to shell out R$903 million for this process. The rules of the tender process also state that the winning bidders should discount from the amount paid by the spectrum the clean-up cost associated with the two blocs not taken up in the auction.

The licenses will run for 15 years, renewable for an additional 15. The extracts of these terms were published in the Federal Journal on December 8, 2014, which means that the first 15-year period will expire on December 8, 2029. There are no additional coverage obligations underlying the 700 MHz auction, only commitments to purchase products with Brazilian technology.

Broadband metrics

In October of 2011, ANATEL published new regulations for mobile (SMP) service quality and multimedia communication (SCM), establishing minimum obligations for fixed and mobile broadband network quality.

The minimum quality initially established (at least 60% of the average speed contracted by users and 20% of the promised instantaneous velocity) were raised in 2013, and yet again on November 01, 2014. As of that date the operators must guarantee on a monthly basis an average of 80% of the speed contracted by users and 40% of the instantaneous velocity contracted. Although it has failed to meet some targets, the company has been improving its performance as a whole.

General Law of Antennas

There are currently over 250 state and municipal laws concerning the installation of antennas in Brazil, and in order to standardize this situation a bill of law was put to the vote setting out general rules for the installation of telecommunication infrastructure in Brazil. Under the rules, local city halls are to follow a simplified procedure for issuing installation permits for telecommunication equipment, which must be issued within 60 days. If the authorities are not forthcoming within this period, the operator is free to install the infrastructure in line with the requirements.

On November 11, 2014 the document was approved by the Senate Commission on Science, Technology, Innovation, Communication and Information Technology (CCT) and has been sent to be voted on by the house. After approval in Congress the law will be sent for presidential sanction.

SeAC (Conditional Access Service)

In 2014 we obtained recognition from the ANCINE as a company that packages SeAC content in accordance with Normative Instruction No. 91/2010.

Post sharing

In December 2014 ANATEL and ANEEL approved a joint resolution setting the reference price for the sharing of posts between electrical energy distribution companies and telecommunications service providers to be used for resolving conflicts, as well as rules for the use and occupancy of attachment points.

The highlights include establishing a reference amount for the attachment points and limitation on the number of attachment points per post in cases of sharing with more than one service provider. The resolution also envisages a schedule for the parties to come to an arrangement in the case of on-going operations and those that require adjustment to the technical standards, the cost of which is to be borne by the telecommunications services providers.

2.4. Commercial Strategy

In 2014 the competitive environment involving telecommunications remained fierce. Telefônica Brasil continued to consolidate its growth in higher-revenue services by enhancing its performance in capturing accesses.

The year stood out for the holding of a large-scale event, the Football World Cup, which generated high levels of mobile traffic. The mobile broadband market continued apace, reaching the mark of 162 million accesses (November 14, Telebrasil). The company remained very much to the fore with the highest number of 4G service accesses, in addition to leading 4G coverage by municipalities covered and by percentage of the population served (December/14, Telco).

According to Telebrasil, in the end of November 2014, the Brazilian telecommunications market recorded approximately 369.5 million fixed and mobile accesses, a 4% growth year-on-year. In this scenario, Telefônica Brasil showed consistent growth in the company’s total accesses, backed by strong evolution in post-paid mobile services, in addition to fixed accesses in pay TV services.

In the case of mobile telephony, the market is characterized by stiff competition between the major operators. We continued to consolidate our growth in higher-revenue services, thereby further increasing our market share in post-paid business, with a 41.8% market share at the end of 2014 (ANATEL). The reformulation of post-paid plans has simplified the portfolio, making it easy for customers to choose from a total of six plans, affording them a better user experience with a data deductible of up to 20GB and 4G velocity, in addition to including free Cell Phone Protection Insurance.

In the case of pre-paid and Control business, the growing demand for data was met by the new portfolio that included 4G technology in both businesses. Although the pre-paid service has experienced an annual reduction due to the policy of disconnecting dormant customers, as well the intensified migration of more active pre-paid customers to the Control plans, it has been a success thanks to the Vivo Tudo promotion that unified the three services (internet, voice and messaging) for just R$6.90/week.

The company continues to support the creation of innovative products and services to facilitate the lives of our clients, as well as making SVA offers that complement the portfolio more attractive, for example, “Nuvem do Jornaleiro”, a service that allows unlimited access to hundreds of magazines and newspapers in Brazil for R$3.49/week, and “Vivo Alerta CPF”, an innovative service that sends alerts via SMS whenever a customer’s taxpayer card (CPF) number is consulted or used, for just R$4.99/month. Also in 2014 the company launched its “Vivo Compras” e-commerce platform offering over 600,000 products in partnership with Brazil’s major retail chains.

In the case of landline business, worthy of note is the advance of fixed broadband whose accesses amounted to 3,925,000 customers in 2014. The FTTH footprint exceeded 4.1 million HP (homes passed) in December 2014, with the customer base reaching 375,000 accesses using this technology. Where offers are concerned we launched at the end of the year the “Banda Larga Pop” broadband program of 1.5 and 2 Mbps, approved by the state government, which will enable us to leverage the mix and ARPU of this business.

Pay TV accesses amounted to 771,000 subscribers in 2014, with 95,000 accesses using IPTV technology. Telefônica Brasil introduced the market to a wi-fi decoder, a device that dispenses with connecting cables and wiring, allowing users to watch TV, including HDTV, anywhere at home within range of the signal, with greater convenience and peace of mind. It also launched the Multi-room Recorder with remote recording, an application accessed using smartphones that enables the customer to watch recorded content anywhere at home, and which can be accessed remotely using a smartphone. Thus, the company believes that TV has a fundamental role to play in capturing new customers and establishing customer base loyalty.

In 2014 Telefônica Brasil continued to evolve technologically, searching for initiatives that tie in with its strategy of becoming Digital Telco, creating solutions such as the sustainable sale at 100% of its stores in Brazil by implementing the commercialization of a range of services using tablets, including customer subscriptions, which are now digital, eliminating the use of paper throughout the entire process.

Accordingly, the Company continued to improve its technologies and processes, as well as seeking to offer enhanced network infrastructure, always with sound investments to support demand growth, primarily for data, and focusing its commercial strategy on quality and profitability guidelines that the market has long recognized.

Our Brand

In 2014, Vivo commemorated its 11 year anniversary and, for the 10th consecutive time, was named Brazil’s most valuable brand in the telecommunications sector according to a study by English consulting firm Brand Finance. The value of the brand is estimated at US$2,616 billion, placing it in 8th position in the general ranking.

The value of Vivo is also shown in the other awards and recognitions we have received over the year. The company was considered Brazil’s most reliable telephone operator for the 11th consecutive time by the Brazil’s Most Reliable Brands 2014 – Ibope award. In addition, for the 8th consecutive year, it was found to be the most memorable mobile operator by Folha Top of Mind - Datafolha.

The company also earned a series of accolades. Telefônica Brasil was considered a champion in the telecommunications sector in Exame magazine’s Best and Biggest list. And once again we were named the most admired telecommunications company in Brazil by Carta Capital magazine.

This reflects our concerns about quality in all that we do and the commitment made to all our stakeholders to build closer relationships built on trust. During 2014 we promoted our belief in the potential that connecting has to improve peoples’ lives, launching new solutions and benefits that boost our cause of making everyone’s life more human, safer, intelligent and fun.

Communication Plans and Campaigns

During 2014 we communicated our principal service categories (mobile, fixed, internet and TV), demonstrating the benefits of our offers and solutions for bettering our customers’ lives and making their daily routine easier. In order to be perceived as a Digital Telco we are focusing on offering the internet in our communication, in addition to developing on-line content and actions that draw us closer to our customers.

We began the year by continuing with our institution campaign “Pega Bem”, launched at the end of 2013 with the aim of reiterating the company’s superiority and its principal differentiating features of quality, coverage and velocity. In the second semester we launched the second phase of the campaign, with greater emphasis on 4G high-speed internet and on how people relate to technology. As in the previous phase the film sound track parodied a hit song using popular and adolescent language.

We continued with the “MultiVivo” campaign, our proposal for internet sharing, running two very funny movies starring the well-known “blues brothers” pair or actors who demonstrated the advantages of having “MultiVivo”, now with high-speed 4G internet, for only R$29.99/month per additional device.

In the case of pre-paid business we launched “Vivo Tudo”, a new initiative focused on all-in connection whereby the customer is totally connected to voice, internet and SMS services for just R$6.90 a week, in other words, less than R$1.00 per day. Using the concept of “com Vivo Tudo, você pode tudo” (Vivo Tudo gives you everything), the campaign positioned the company as the best option for those wanting an all-in connection package while still paying less.

During the year, the “Vivo Tudo” promotion appeared in the leading means of communication and in TV movies, retaining the ginger-haired character (Ruivo), now well-known to our customers as the brand’s spokesman. In November the offer began including 4G internet, and in order to advertise this novelty and make a big impact, we took on the former Formula 1 racing driver Rubinho Barrichello. Notwithstanding the current recent success of the driver in stock car racing, racing fans produced a joke about the driver’s speed which quickly spread through the social networks. And the company introduced this theme into the videos, with Rubinho and Ruivo engaging in a light-hearted manner.

In order to increase the recall of the Vivo brand, in 2014 we began using the brand’s new sound identity by applying the Sound Logo that pronounces the word Vivo, along with the brand signature, in addition to soundtracks that seek to reflect our transforming, accessible, human and enthusiastic personality. This new identity has also become the basis for the soundtracks in our videos to be applied at other points of contact.

Other contentment specifically developed for on-line use was the video clip “Delei”. With the aim of positioning “Vivo Tudo” on the internet, we created a Muppet-style character who interacts with the real world. This is light-hearted way of getting across the benefits of the offer and of creating impact in an innovative manner. Delei embodies the type of person that uses a smartphone, but who because they have no connection, are always missing the news, their friends’ posts and the best apps. Because of his awkward manner Delei is a very charismatic figure and creates empathy.

During the World Cup Year, the company boosted its sponsorship of the Brazilian national team through a series of actions involving the theme, such as, promotions, films, digital actions, events and printed media. We put the seal of “Official Sponsor of the Connection with the Brazilian Team” on all our communication so as to enhance our proximity and close relations with the Brazilian team.

In the main video, we reverted to using animation, a successful format for the brand. Starring four Vivo customers, the clip shows moments where the supporters get close to the Brazilian team represented by Pelé, coach Felipão and the players David Luiz, Hulk and Bernard. With light-hearted moments the soundtrack, specially prepared for the campaign, is the rhythm of the band Monobloco.

In the months leading up to the games, the “Vivo Tudo” campaign also caught World Cup fever with clips in which coach Felipão and the player David Luiz starred opposite Ruivo.

In digital media, we transformed the connection of Brazilians to the national team into an experience by launching a tool for creating an avatar, making it possible for users to “enter the world of the Brazilian team”. The tol was available on our platform euvivoesporte.com.br and also included actions such as promotions, exclusive content on the Brazilian team, value-added services and much more. Users created more than 250,000 avatars.

As part of the strategy for drawing our customers closer to the Brazilian team, before the event commenced, we rolled out the action #tamoconectado, which consisted of two major on-line films. The first featured with coach Felipão in the role of a salesperson for one day in the store in the Eldorado Shopping mall in São Paulo. The way customers were attended to produce quite distinct reactions that were captured by hidden cameras and became a video that marked the launch of the action. The primary objective was to register customers to receive calls and personalized messages and videos from the Brazilian team coach and from the players David Luiz, Bernard and Hulk. Before, during and after Brazil’s games, commenting in real time about the events at the World Cup and the games of the Brazilian team.

The second and main film was a parody of the hit “Telegrama” (Telegram), very popular with the players, with the aim of bringing together the three passions of Brazilians: football, samba and cell phones. Taking advantage of the fact that footballers are always connected, the film shows them coming onto the field with their cell phones, singing the song while passing and dribbling, interacting with their smartphones and sending messages to Vivo customers while creating a goal. At the end Ruivo interacts with the players while watching the games on TV.

Together the films had over 24 million views, helping to place the company in the ranking of the most remembered brands during the World Cup. Also, the film “Telegrama” took first place in the Google Ads Leaderboard in June and was voted “Best World Cup film” by Meio e Mensagem magazine.

Our proprietary events also had special editions in honor of the Brazilian team and football. The Vivo Call Parade exhibited 40 customized telephone kiosks across the city of São Paulo. To mark the beginning, the King of Football Pelé was on Avenida Paulista autographing the dome created in his honor. Also, Vivo Open Air went to Rio de Janeiro to boost our pride for the Brazilian Football Team, taking quality entertainment and differentiated experiences to more than 40,000 people that visited the event, such as the first FIFA 4G Football Tournament on the world’s largest movie screen. While on the circuit, a range of different genres was shown, including avant-premiers and short movies on football.

With the World Cup behind us we began a new phase of 4G communication in order to position our leadership in a more emotional manner, exploiting a true insight into people: life goes by quickly. The campaign adopted the concept “Life passes at 4G speed. Live each moment intensely.”, and had a special soundtrack, “Time after Time”, by Cyndi Lauper. One of the films was also noticeable for the participation of tennis star Rafael Nadal, ambassador for the Telefônica Group. The third film was a co-production with Apple to roll out the Iphone 6.

As part of the digital strategy we engaged in two actions to supplement and strengthen the campaign message. The first was new edition of a famous video on the internet (with over 15 million views) in which the father, so as not to forget the memory of his little daughter, recorded once a week a short excerpt of her reactions, from her birth until she was 14 years old. The film had more than 12 million views in just over one month and also placed the company on the list of the Google Ads Leaderboard in September.

To accompany the launch of the film featuring Nadal, the second action was the launch of a Facebook app that enabled users logged into the social network to have a personalized introduction to the film in which the tennis player autographed a tennis ball with the name registered on the network. More than 50,000 videos were made.

In order to reiterate the advantages of being a Vivo customer our communication also dealt with the special offer of the “Vivo Valoriza” relationship program in which the Vivo customer and their companion have a 50% discount at Cinemark movie theaters, with the legend “Levar alguém ao cinema de graça #pegabem” (Free translation: Taking someone to a movie for free, that’s cool).

In São Paulo we announced the main fixed offerings in our portfolio:

Using the “ultra-high speed end-to-end” concept we rolled out the Vivo Internet Fibra product, demonstrating that customers do not have to wait a lifetime in order to download. The highlighted offer was for 100 Mbps for R$59.90 per month upon subscribing to any TV package.

To reemphasize the benefits of the service, we also launched an on-line tutorial starring Brazilian World Downhill Champion Douglas “DaLua”, who descends the Pico do Jaraguá hill while doing high-speed tricks on his skateboard, passing in front of giant billboards explaining the main benefits of fiber optical internet, such as video and music downloads, social network use, on-line games and connection stability.

In the case of the Vivo TV Fibra product we launched a digital film with the concept of “ultra point-to-point freedom” presented by comedian Gregório Duvivier, one of the creators of the Porta dos Fundos (Backdoor) channel. The film adopted a tutorial language where the comedian interacts in a new way with our speaker Mauricio Pereira, using funny and unparalleled situations to show the principal functionalities of VIVO TV, such as Multi-Room Recording, Mosaíco and others.

In the interior of São Paulo, we rolled out the Vivo Internet Box, which reaches where other operators fail to, using firms to reflect situations in which people without broadband internet at home lead boring lives, with nothing to do. In the films we highlight the offer of 12 GB for just R$49.95.

To promote Vivo HDTV we developed films that emphasize how much better it is to see details with Vivo HDTV, showing friends chatting among themselves and narrating details of the scene to disclose the package of 30 channels with HD image quality, starting at R$69.90/month.

In order to entertain and make the brand more attractive, we launched a film with Branded Content in honor of singer Raul Seixas and his hallowed song “Metamorfose Ambulante” (Walking Metamorphosis), which has become an anthem for different generations. The film draws a parallel between the words of the song and our mission, demonstrating the constant technological innovation and emphasizing how “The internet has connected and transformed people as never before, making the world a veritable walking metamorphosis”. The action broke records and exceeded 20 million views.

At the end of 2014 the Meio e Mensagem magazine published a list of the year’s Top 10 Digital Films and we were the only brand to have two films. We headed the list with “Metamorfose” and took 5th place with “Retratos 4G” (4G Portraits).

Corporate Business Unit

For the Corporate Business Unit of Telefônica Brasil, the year 2014 was one of consolidation of the fixed-mobile convergent commercial strategy, in addition to laying the foundations for transforming our company into a Digital Telco.

Paving this path, we made the investments required to grow the data center products, further boosting our strategy in that market and enabling us to offer services at the Tamboré Data Center, the most advanced in Latin America. In addition we have evolved the functionalities of the Cloud product range, with Vivo Cloud Plus.

Furthermore, we concluded certification of the new sales force specializing in IT products, which means we have the basis to generate actual sales and increasingly consolidate us as a Digital Telco.

Another major achievement, at the end of the first half-year, was the closure of the Tier 1 Channel agreement with Cisco for the supply of IT equipment. As a result, Telefônica Brasil has become an authorized level-one partner on this manufacturer’s distribution scale, affording speed of response and competitiveness to the benefit of our customers, as well as higher returns for our shareholders.

These achievements already produced results in 2014. We took advantage of the IT opportunities and posted double-digit growth by focusing on sales of equipment and security and cloud services. We also saw 9% growth in our plant, Soluciona TI, our all-in across-the-board solution in informatics including leasing of equipment, maintenance and other high value-added services.

Besides boosting IT products, we continued to grow in data and traditional voice services. In fixed data we continued to grow in mid-size customers, in addition to consolidating our position with large customers. Mobile data revenues rose by over 30%, thanks to the expanding 4G network and the quality of our network. Our traditional voice services continued to produce a sound performance.

Some of the highlights we had in 2014, thanks to the consolidation of the fixed-mobile convergence, were:

  In Mobile Lines we grew by 3.5%, with a noticeable performance in post-paid additions;
  In Mobile Data packages we increased penetration in terminals by over 5 p.p. leveraging the plant’s ARPU;
  In M2M we maintained an exceptional performance as the only operator to win market share during the year, closing in on the leader;
  In fixed voice, in spite of the natural trend towards a decline in the market, we were able to maintain the installed base of accesses at 0.1% with the important contribution of the Unique Nationwide Number, a solution launched in the second semester;
  In ultra-broadband we grew high-speed accesses by more than 505 raising the share in the broadband mix by over 6 p.p.;

We are increasingly consolidating our Digital Telco strategy in the Corporate Business Unit while helping our customers with intelligent, quick and quality solutions that enable them to improve their profitability.

  Business Performance

The operations of Telefônica Brasil and its wholly-owned subsidiary Telefônica Data S.A. (TData) are primarily related to the provision of fixed telephony services in São Paulo State and mobile telephony nationwide under a switched fixed telephone service (STFC) concession agreement and the authorizations of the National Telecommunications Agency (ANATEL). The company and its subsidiaries are also authorized by ANATEL to provide other telecom services such as data communication, broadband internet, and pay TV services, in addition to value added services that are not considered telecommunications.

Infrastructure and Network

Since 2013 the company has continued the consolidation of its robust network capable of meeting customers’ expectations. Advances were made in the migration from TDM to NGN switch offices, reaching 45.2% of the migrated landline traffic in the revamping of the switch offices and the adaptation of the data center infrastructure. is the lion’s share of this implementation has been the project for replacing fiber cabinets (ARO) with MSAN where we have the capability to offer broadband services to a large number of customers that do not have this service.

Telefônica Brasil continued expanding the capacity and coverage of its s GSM/EDGE, WCDMA and LTE mobile networks to absorb the increasing voice and data requirements keeping itself farther ahead of its competitors with the aggressive growth of 3G coverage, thus becoming the absolute leader in this segment.

At the end of December 2014, our mobile network covered 3,791 cities using LTE WCDMA, GSM/EDGE and CDMA digital technologies. This number is equivalent to 68.06% of the total number of cities in Brazil or 91.40% of the population.

For the 2G/GSM-EDGE network, 2014 ended with 645 cities covered in São Paulo, 409 in Rio Grande do Sul, 465 in Paraná e Santa Catarina, 170 in Rio de Janeiro and Espírito Santo, 341 in Bahia and Sergipe, 613 in Minas Gerais, 415 in the Northeast Region and 701 in the Mid-West and North regions, totaling 3,759 cities.

At the close of 2014, the 3G/WCDMA network covered 626 cities in São Paulo, 393 in Rio Grande do Sul, 374 in Paraná and Santa Catarina, 170 in Rio de Janeiro and Espírito Santo, 336 in Bahia and Sergipe, 551 in Minas Gerais, 419 in the Northeast Region and 418 in the Mid-West and North regions, totaling 3,287 cities served by this technology.

An important advance was the expansion of the HSPA+ (or 3G Plus, as it is commercially known), functioning throughout the company’s 3G network. This technology allows customers with compatible devices to reach higher transmission speeds of up to 3 times the traditional 3G rate.

Another important advance was the launch of 4G technology, also known as LTE, in April of 2013. At the end of 2014, the 4G/LTE network was available in 140 cities with 50 in São Paulo, 14 in Rio Grande do Sul, 12 in Paraná and Santa Catarina, 19 in Rio de Janeiro and Espírito Santo, 5 in Bahia and Sergipe, 11 in Minas Gerais, 14 in the Northeast Region and 15 in the Mid-West and North regions.

Since 2012 Speedy has also been offered with Very-High-Speed Digital Subscriber Line technology (VDSL2) that enables broadband accesses of up to 25 Mbps. This technology provides high-speed internet access regular telephone lines. However, 2012 saw the start of the implementation of Multi-Service Access Nodes (MSAN) in order to modernize the landline telephone network in some outlying regions, integrating voice, broadband and data services in a single cabinet. We also provide broadband services using coaxial cables at speeds of between 8 Mbps and 100 Mbps. The Popular Broadband Product, which has a speed of between 256 Kbps and 2 Mbps, reached 1.7 million customers in 2014

Through the DLM ASSIA platform, which improves diagnostic quality and customer stability, in addition to increasing the assertiveness rate when recommending a speed upgrade, more than 597 thousand upgrades were made during 2014 to develop brand loyalty among customers and increase revenue.

Implementation of the FTTH network (available using fiber optic cables to the subscriber’s residence – GPON technology) began in 2007 through a pilot project in the Jardins neighborhood of São Paulo and achieved a coverage target of 1.8 million HP (Homes Passed) close to December 2013. In 2014 we more than doubled coverage to 4.1 million HP (Homes Passed). With a range of different speeds of up to 200 Mbps and a high definition IPTV service (HDTV).

In 2014 we exceeded 3.9 million broadband customers via xDSL, fiber optic and coaxial cable. In order to reach this number of customers we are constantly striving to offer the market a differentiating feature such as new integrated services, speed upgrades and service in new locations.

Distribution Network

The company closed the year with 317 proprietary points of sale to provide services to its customers across Brazil, maintaining its leadership in geographic footprint of stores. With the 14,134 points of its efficient network of authorized dealers (resellers and retailers), the company maintained its leadership in points of sale at the close of 2014.

To serve strategic cities or locations unserved by physical points of sale, we closed the year with 84 partners (telesales and door-to-door), with approximately 1,832 salesmen working to capture new customers. We also have our own on-line store and one authorized e-commerce operation for the sale of services over the internet.

For credit recharges, in 2014, pre-paid mobile customers had approximately 610 thousand points of sale among proprietary stores, authorized agents, lottery stores, post offices, bank branches and small retailers such as pharmacies, newspaper stands, libraries, bakeries, gas stations, bars and restaurants, which are served by the company’s distributors of physical cards and virtual distributors. Recharge is also offered through credit and debit cards using VISA and MasterCard machines, call center, Vivo PDV (M2M using a cell phone to transfer the recharge credit), Personal Recharge (recharge of the phone itself), as well as certain accredited websites.

Information Systems

In 2014, the Information Technology department played a fundamental role in the company’s strategy of strengthening itself as a Digital Telco, leading transformation initiatives focusing on driving new digital technologies, promoting synergy and leveraging simplification and business efficiency.

In synergy, a key initiative to support the business growth strategy of PayTV and Fiber Optics was the migration of all TV customers to a single system that will support all technological platforms (Fiber and DTH) and all business processes from sale to post-sales. This new solution enables the simplification of the operation, brining benefits thanks to improved service to customers who now have a uniform experience regardless of the technology platform, as well as greater agility in launching new TV products, thereby enhancing the company’s competitive position in that market.

Still on the question of synergy, an important advance in consolidating a single organizational culture was the implementation of a single Human Resources system for managing more than 16,000 employees. Dovetailing three systems into one enabled internal processes to be simplified and unified, leading to enhanced efficiency by reducing the complexity of operating multiple systems.

In line with the strategy of consolidating Telefônica Brasil as a Digital Telco, one of the proposals was to offer customers a differentiated on-line experience using initiatives that leveraged the use of digital channels, leading to efficiency in traditional channels:

  Revitalization of the Vivo Portal, making it friendlier and affording a more agile and intuitive browsing experience;
  The first Brazilian telecommunications operator to launch a Virtual Assistant, “Vivi,” using artificial intelligence technology to simulate a conversation with the customer;
  A new “Meu Vivo” application for iOS, Android, Windows Phone and Firefox OS. The new app includes several innovations: rapid access and friendly layout, as well as offering customers new services such as billing enquiries, on-line billing, free SMS via the app and credit card recharging.

In IT, 2014 was also marked by initiatives focused on the simplification of leveraging operating and financial efficiency and preparation of a robust, modern infrastructure to support business growth. Among these, we highlight:

  The investment simplification project, which is an emblematic initiative to simplify IT operations and which has already led to the decommissioning of more than 300 systems since it began in 2013, of which 100 systems were decommissioned in 2014;
  Transforming the IT infrastructure with significant improvement in the base virtualization of servers from 58% to 71% to create a more flexible, reliable infrastructure to support business growth more quickly.
  The decommissioning of two data centers: Luxembourg and Ipiranga, which was an important milestone in the data center consolidation strategy, leaving only one data center to be decommissioned in the future. These decommissioning procedures involved turning off more than 270 servers.

The Tamboré Data Center, which already enjoyed several internationally recognized certifications, such as LEED GOLD Certification granted by the USGBC – U.S. Green building Council and TIER III Certification for Design and TIER III Constructed Facilities, was once again recognized by the Uptime Institute in 2014 with TIER III Certification in Operational Sustainability, being the only data center in Latin America to receive this certification.

In addition, the constant innovation continued to be a major commitment of 2014, with IT supporting the launch of new digital products:

  Fleet Management: a new digital service for managing and monitoring fleets provided to business customers of Telefônica Brasil;
   Everywhere: a service that enables the company’s customers to access TV content from any device (computer, cell phone and tablet).

We will continue to evolve in the greatest challenge of the IT area, which is to stay aligned to the company’s needs and further strengthen its position as a driving force behind business growth, providing solutions that stimulate transformation while boosting the business.

Customer Service

Telefônica Brasil advanced in 2014 in the integration of fixed and mobile service in order to simplify management and enhance the customer experience. For this, the company is working on integrating the two current systems and unifying the operations, which will leverage bundling offers. The service model provides for migration from a product/demand approach to a customer approach (unified base). Thus, regardless of the number or products they have, the user can be serviced by a single representative, which will afford greater speed of response and a higher rate of solutions to their requests. It will also be possible to increasingly differentiate the more profitable customers and, in exchange, continually strive for greater efficiency in those that provide lower revenues. These actions will enable us to carry out the model of competition through quality together with our service partners, dedicating better resources to higher-value customers, in addition to working on the career plan for all our representatives.

The Company is also making great efforts to improve and expand its contact channels, seeking to be ahead of digital access technologies considering the popularization of the internet and increasing use of smartphones. Thus, it is working to enrich content and available functionality of channels such as Meu Vivo (Web and Applications), SMS, Chat and URA, which promote simpler, faster and standardized interactions. In addition, the Company is investing in developing new channels such as the Virtual Chat, the On-line Forum and the Social Networks. The success of this strategy is proven by the rate of use of electronic channels, which today exceeds 80% of the contacts received. As an example, the Automatic SMS service, a channel that provides for man-machine interaction via SMS, grew by 30% when comparing the average for 2014 with the average for 2013. In the case of “Meu Vivo”, the relationship and on-line transactions portal, there was an 82% increase in the number of accesses for the same period. In the URA Channel, worthy of note is the project for unifying the customer experience by standardizing not only the speech, but also the dynamic of how it functions by using a numerical selection model (DTMF) – a survey among customers during the pilot project detected a sharp increase in the perception of quality indicated by the customer. Agility and convenience are certainly decisive factors driving these results and will therefore continue to guide the Company’s next steps.

With regard to quality, we are putting a lot of work into transforming the customer experience. We had a progressive reduction in the contact rates during 2014, as well as an increase in the number of cases resolved on the first contact, achieving very positive results in reducing demands about doubts and complaints to our central office. We also achieved top position in the index of service calls resolved within the telecommunications sector in the ranking published by the Fundação PROCON-SP, achieving 90.9%. In addition the Company retains the top position with regard to the service performance index (IDA) among the four major Brazilian players in mobile operations (SMP) – the Company was ahead of the competition in 66 of the 67 months tracked, with data through to June of 2014, the last month for which this information is available from the Regulatory Agency (ANATEL).

Operating Performance

At the end of 2014, the company reached a total of 79,938 thousand mobile accesses, reaffirming its leadership with a market share of 28.5% in December of 2014. The numbers below show the mobile service operating behavior:

With regard to landline service, the company closed the year 2104 with 15,437 thousand revenue generating units, a 0.9% increase as compared to the previous year.

Broadband – reached 3,925 thousand customers at the end of 2014, up 0.1% or three thousand net additions over 2013. Accesses using FTTH stood at 375 thousand, with annual growth of 83.5%

Lines in Service – reached 10,752 thousand customers in 2014, stable in relation to 2013. The voice solution, FWT (Fixed Wireless Terminal) recorded 788 thousand accesses, with annual growth of 62.8%.

Pay TV – reached 771 thousand customers in 2014, up by 22.3% over 2013. IPTV recorded 95 thousand users, annual growth of 164%

Thus, the company closed 2014 with 93,375 thousand customers, up 3.1% over the previous year.

  Financial Performance

4.1. Net Operating Revenue

In 2014, the company earned consolidated net operating revenue of R$35,000.0 million, up 0.8% over 2013 when net revenue was R$34,721.9 million. This growth is the result of increased revenue from data and mobile SVA, higher revenues from pay TV as well as fixed broadband and, corporate data. Revenues are impacted by the VC1 fixed-mobile reduction and by mobile interconnection, both determined by the regulatory body.

Net operating revenue from the sale of goods in 2014 was R$1,215.3 million, 7.3% less than that of 2013, which was R$1,311.1 million. This growth is related to lower smartphone sales, in line with the company’s strategy of granting subsidies only for post-paid plan with 4G data packages.

4.2. Operating Costs and Expenses

Operating costs less depreciation and amortization have increased 1.9%, reaching R$24,595.4 million in 2014 (R$24,146.3 million in 2013). This variation is primarily due to efforts to expand and maintain the network in order to improve the performance of landline and mobile business; the increase of the mobile base focused on value generation; as well as non-recurring events in 2013 and 2014 that reduced the basis of comparison and increased the costs in the year in question. Excluding one-off effects, the increase in costs would be 1.4% in the year.

4.3. Operating Profit before Net Financial Expenses

Operating profit before net consolidated financial expenses and shareholders’ equity rose by 3.6%, from R$4,932.3 million in 2013, to R$5,109 million in 2014.

4.4. EBITDA

In 2014, EBITDA was R$10,404.6 million, down 1.6% over the R$10,575.6 million in 2013. For its part, EBITDA Margin was 29,7% in 2014, down 0.8 p.p. over the 30.5% in the previous year. This decline was driven by efforts by the Company in 2014 to expand and maintain the fixed and mobile networks, in addition to non-recurring events that positively impacted the previous year but had a negative impact on the year in question.

R$ million - Consolidated	2014	2013
Operating profit before revenues and financial expenses and shareholders’ equity (*)	5,109.0	4,932.3
Depreciation and amortization expenses
In the cost of services provided	4,067.3	4,265.1
In service marketing expenses	893.9	862.1
In overhead and management expenses	334.4	516.1
EBITDA	10,404.6	10,575.6
EBITDA Margin
a) EBITDA	10,404.6	10,575.6
b) Net operating revenue (*)	35,000.0	34,721.9
a) / b)	29.7%	30.5%

 (*) See financial statements.

4.5. Indebtedness and Financial Result

R$ million – Consolidated	2014	2013

Loans and Financing	(3,632.6)	(4,452.0)
Debentures	(4,166.7)	(4,301.6)
Total indebtedness	(7,799.3)	(8,753.6)
Derivatives	719.6	349.8
Indebtedness after derivatives	(7,079.6)	(8,403.8)

The company closed the 2014 fiscal year with gross debt of R$7,799.3 million (R$8,753.6 million in 2013) or 17.5% of shareholders’ equity (20.4% in 2013). Funds raised are 15.9% denominated in foreign currency (U.S. dollars and currency basket - UMBNDES) and 84.1% in Brazilian Reais.

The company is always making every possible effort to take the required actions according to the market scenario to protect its debt against occasional exchange rate variations.

4.6. Annual Results

Consolidated results for the year according to corporate law showed Net Profit of R$4,936.6 million in 2014 (R$3,715.9 million in 2013), 32.9% higher than the same period of 2013 because of the revised tax bases on intangible assets in line with Law No. 12,973, whose net positive impact on income was R$1,196.0 million. Net margin in 2014 was 14.1% (10.7% in 2013.

R$ million	2014	2013

a) Net profit for the year (*)	4,936.6	3,715.9
b) Net operating revenue (*)	35,000.0	34,721.9
a) / b)	14.1%	10.7%

(*) See the financial statements.

4.7. Investments

In 2014, the company invested R$9,140.4 million, a significantly higher amount than in 2013 due primarily to spectrum costs associated with the auction of the 700 MHz frequency for mobile telephony. Of this total, R$6,370 million was allocated to projects, R$2,770.3 million invested in acquiring licenses and other costs (cleanup of the spectrum used for analogue television of the 700 MHz spectrum for mobile telephony operations. These investments sustain the delivery of current results and are important to position the Company for the competitive scenario in the medium and long terms.

Regarding investments in projects, a significant portion of funds was allocated to allow growth with quality in service provision. Investments in maintaining service quality and expanding the customer base represent 69% of total investments in 2014 (excluding licenses).

To serve an increasingly connected society, we invested heavily to support the strong growth of data customers, both in fixed and mobile data and dedicated high-speed connections for the corporate market.

In this context, the Telefônica Brasil is building the future of broadband, expanding its fiber optic network in São Paulo, reaching 4.1 million homes passed in FTTH distributed in 36 cities during 2014. This expansion has been accompanied by the acceleration of commercial activity with 375 thousand FTTH customers and 95 thousand IPTV customers in 2014 (TV using the fiber optic infrastructure).

We made major investments in maintaining and expanding our mobile voice and internet services, which account for a significant part of revenue. In 2014, we maintained our efforts on improving signal quality in various regions and expanded rural coverage in order to meet targets by building 2,044 new sites. In addition, we accelerated the implementation of mobile data, building Brazil’s largest 4G network and reaching 140 cities.

In fixed telephony, we recovered the copper network for voice and data (example: technological updates for multi-service cabinets), improving service quality. In addition, we invested in pay TV with sales through different platforms to make the Vivo quadruple play viable.

We also invested in integrating fixed and mobile operations on telecommunications Systems and Networks. We also made strong investments in the infrastructure that supports the business (systems, points of sale and service). In 2014, we invested in improving operating systems, expanding and evolving in consolidating data centers while maintaining initiatives related to system evolution, especially the pre-paid system while also commencing the transformation of the billing environment.

  Capital Market

Telefônica Brasil has common (ON) and preferred (PN) shares traded on BM&FBovespa under the ticker symbols VIVT3 and VIVT4, respectively. The company also has ADRs traded on the NYSE under the ticker symbol VIV.

VIVT3 and VIVT4 shares closed 2014 at R$38.89 and R$46.86, representing, respectively an annual depreciation of 0.3% and an appreciation of 4.5% against an annual decline of 2.9% for the Bovespa Index. The ADRs closed the year at US$17.68, down 8.0% in the period while the Dow Jones Index rose 7.5%.

The average daily volume of VIVT3 and VIVT4 in the year was R$934.1 thousand and R$48,833.4 thousand, respectively. In the same period, the average daily volume of the ADRs was US$36,216.9 thousand.

The graph below shows the share performance in the year:

5.1. Shareholder remuneration policy

According to its by-laws, the company must distribute at least 25% of its adjusted net profit for the year as dividends. The shareholders of preferred shares are ensured 10% more than the amount distributed for each common share.

Equity interest and dividends declared by Telefônica Brasil based on 2014 earnings totaled R$4.8 billion, as shown in the table below, and resulted in a payout of 98% for 2014.

2014	Deliberation	Shareholding Position	Gross Amount (Million Reais)	Net Amount (Million Reais)	Shares	Gross amount per share (R$)	Net amount per share (R$)	Payment beginning date
Dividends (based on 2014)	1/30/2015	2/10/2015	2,750.0	2,750.0	ON	2.296523	2.296523	Until 12/31/2015
					PN	2.526175	2.526175
IOC (based on 2014)	12/18/2014	12/30/2014	475.4	404.1	ON	0.397030	0.337476	Until 12/31/2015
					PN	0.436733	0.371223
IOC (based on 2014)	11/17/2014	11/28/2014	463.2	393.8	ON	0.386857	0.328829	Until 12/31/2015
					PN	0.425543	0.361711
IOC (based on 2014)	10/20/2014	10/31/2014	305.8	259.9	ON	0.255350	0.217047	Until 12/31/2015
					PN	0.280885	0.238752
IOC (based on 2014)	9/19/2014	9/30/2014	250.2	212.6	ON	0.208914	0.177577	12/19/2014
					PN	0.229806	0.195335
IOC (based on 2014)	8/18/2014	8/29/2014	299.4	254.5	ON	0.250016	0.212514	12/19/2014
					PN	0.275018	0.233765
IOC (based on 2014)	7/18/2014	7/31/2014	298.0	253.3	ON	0.248860	0.211531	12/19/2014
					PN	0.273746	0.232684

5.2. Shareholding breakdown

December 31, 2014	Common	Preferred	Total

Controlling Company	350,127,371	480,624,588	830,751,959
	91.76%	64.60%	73.81%
Minority shareholders	31,208,300	261,308,985	292,517,285
	8.18%	35.12%	25.99%
Treasury shares	251,440	2,081,246	2,332,686
	0.07%	0.28%	0.21%
Total number of shares	381,587,111	744,014,819	1,125,601,930

5.3. Corporate Events

On September 18, 2014 the Company published a material fact in the manner and for the purposes of CVM Instruction No. 358/02, communicating that on that date the Company and Vivendi S.A. (Vivendi) and their subsidiaries had entered into a Purchase Agreement and Other Covenants by which the total equity of GVT Participações S.A. (GVT), the parent company of Global Village Telecom S.A., is to be acquired by the Company. The signing of the Agreement and the corresponding documents were approved by the Company’s board of directors at a meeting of that body on the same date.

The consideration for acquiring the shares of GVT will be paid by the Company to Vivendi in the following manner: an installment of €4,663.0 million in cash, after certain adjustments to the terms of the agreement on the date of closure. The company may finance the payment of this installment by increasing its capital stock through a public subscription whose terms and conditions will be determined by the board of directors, in due course, and in accordance with the bylaws.

A portion of the Company’s shares equivalent to 12% of common shares and 12% of preferred shares following the incorporation of GVT shares. Payment of this installment will be via the incorporation of GVT shares by the Company, with the corresponding delivery of the Company’s common and preferred shares to the shareholders on GVT in substitution of the incorporate GVT shares once the transaction has been approved by ANATEL and the Brazilian Antitrust Body (CADE).

Vivendi has accepted the offer from Telefónica S.A. to take an interest in Telecom Itália S.p.A., specifically the acquisition of 1,110 billion common shares of Telecom Itália S.p.A. that currently represent 8.83% of the latter’s voting stock (equivalent to 5.7% of its capital stock) in exchange for 4.5% of the Company’s equity that Vivendi will receive resulting from the merger of the Company and GVT and representing the entire common shares and part of the preferred shares (representing 0.7% of the preferred shares).

Implementation of this transaction will be subject to obtaining the applicable corporate and regulatory approvals, including from CADE and ANATEL, in addition to other conditions usually applicable in this type of transaction.

The meeting of the Board of Directors of ANATEL on December 22, 2014 granted prior consent for the Company to acquire full control of GVT on certain conditions, namely: (i) presentation of all certificates of proof of fiscal rectitude required by ANATEL; (ii) elimination of overlapping grants of STFC existing between the Company and GVT; (iii) assumption by the Company of the obligations to maintain geographical coverage of user service (contracts, plans and services); and (iv) presentation of the coverage expansion plan.

At that same meeting it was decided that the subsequent transaction of transferring Telecom Itália S.p.A. shares and Company shares will be subject to a new request for approval to be submitted to ANATEL. On December 30, 2014 the Company submitted to ANATEL a request for consent to the process for transferring the shares of Telecom Itália S.p.a. and those of the Company.

6.    Corporate Structure

  Corporate Governance

The fundamental principles of the corporate governance of Telefônica Brasil (“Telefônica Brasil” or “Company”) are set forth in its by-laws and internal directives which are complementary to the concepts established in the law and the rules that regulate the securities market.

The objectives of these guiding principles of the company’s management activities can be summarized as follows:

  The maximization of the company’s value;
  Transparent accountability for the company and in the disclosure of material information to the market;
  Transparency in relations with shareholders, employees, investors, customers and public entities;
  Equal treatment of shareholders;
  Participation of the Board of Directors in the supervision and management of the company and accountability to shareholders;
  Participation of the Board of Directors with regard to corporate responsibility, ensuring the company’s continuity.

Inspired by these concepts and to promote good corporate governance, increase the quality of information disclosures and reduce the uncertainty of investors, the company has established internal rules and policies to make its practices clear and objective. The company believes that these measures benefit the shareholders, current and future investors and the market in general. The following measures are noteworthy:

(a) Implementation of the following internal rules:

(i) Material Act or Fact Disclosure Policy: seeks to establish rules for the disclosure of material information to the market.

(ii) Internal Code of Conduct: establishes conduct standards for dealing with issues related to the securities market, not only in relation to legislation, but also with regard to ethical and professional responsibility.

(iii) Directive on Communication with the Market: regulates the basic principles for processes and control systems related to information to be disclosed to the market. It seeks to ensure quality and control over this information, thus meeting the requirements established for this purpose by the laws that regulate the markets where the company’s shares are traded.

(iv) Directive on the Registration, Communication and Control over Financial and Accounting Information: Regulates internal procedures as well as the control mechanisms for the preparation of the company’s financial and accounting information, ensuring the application of adequate accounting practices and policies.

(v) Code of Conduct for Finance Employees: a directive that establishes conduct standards for people holding finance positions of trust with Telefônica Brasil and its subsidiaries, their access to privileged and confidential information and the standards of conduct to be following in these situations.

(vi) Directive on Prior Approval of Services to be Rendered by the Independent Auditor: Establishes criteria and procedures for contracting the services of independent auditors, always subject to prior approval of the Audit and Control Committee. Its provisions take into account CVM rules related to the matter, as well as applicable U.S. legislation.

(vii) Ant-Money Laundering and Anti-Corruption Guidelines whose purpose is to collate and clarify the measures taken by the Company to prohibit and combat corrupt practices when carrying on its business and throughout its supply chain.

(b) Establishment of the Board of Directors’ committees:

•   Audit and Control Committee;

•   Commercial Attention and Service Quality Committee;

•   Professional Appointment, Remuneration and Corporate Governance Committee.

(c) Establishment by the Audit and Control Committee of procedures for receiving and handling reports related to accounting and audit misconduct (Denunciation Channel).

The company’s internal rules related to the conduct to be adopted to avoid any behavior against good governance as well as conflicts of interests are defined in the internal directives, particularly the Internal Code of Conduct for Matters Related to the Capital Market. The Executive Board, the members of the Board of Directors and any other employee with access to sensitive information are subject to the restrictions imposed by these regulations. This internal directive defines negotiation and blackout periods and establishes rules to avoid and/or handle situations of conflict of interest.

7.1. Investor Relations

To attain fair valuation of its shares, the company has adopted practices to clarify its policies and the events occurred to shareholders, investors and analysts.

Material information is made available on the internet portal (www.telefonica.com.br/ir) in Portuguese and English. All communication, material facts, financial statements and other corporate documents are filed with the regulatory bodies – the Brazilian Securities and Exchange Commission (CVM) in Brazil, and the Securities and Exchange Commission (SEC) in the U.S. In addition, the company has an Investor Relations team to answer questions by phone or through individual meetings when requested.

7.2. Board of Directors

According to thy company’s by-laws, its Board of directors shall be composed of at least 5 (five) and a maximum of 17 (seventeen) members with re-election allowed, The company’s current Board of Directors is composed of 12 (twelve) members, all shareholders, one of whom was elected by preferred shareholders in a separate election, and the others by common shareholders.

The Board of Directors meets every three months and, extraordinarily whenever necessary and convened by its chairman. The Board of Directors’ resolutions are made by a majority vote of its sitting members where the chairman, in addition to his normal vote, will cast the tie-breaking vote. The chairman is also responsible for representing the Board when calling the Annual General Meeting, chairing the General Meeting and appointing a meeting secretary from among attendees, casting the tie-breaking vote for Board resolutions, authorizing acts, in urgent cases, ad referendum of the Board of Directors.

7.3. Executive Board

The Executive Board represents the company both actively and passively as required. Its members are responsible for performing all acts required or appropriate to the company’s management. Executive board members are elected by the Board of Directors and serve for a term of office of three years, with re-election allowed.

Under the company’s by-laws, the Executive Board shall be composed of a minimum of 4 and maximum of 15 members, shareholders or otherwise, resident in Brazil and elected by the Board of Directors. The Executive Board is currently composed of 4 (four members, elected to the following positions: Chief Executive Officer, General and Executive Officer, Finance, Corporate Resources and Investor Relations Officer, and General Secretary and Legal Officer.

7.4. Code of Conduct for Employees (Conduct Principles)

Telefônica Brasil does business in a correct and honest manner, respecting the law and human rights, and these principles comprise its code of conduct known as the Conduct Principles. It is these that define the ethical manner in which the Company conducts its business and how it relates to its different stakeholders.

All employees are encouraged to apply these principles in their day-to-day lives. Furthermore, Telefônica Brasil shares its modus operandi with consumers, suppliers, communities and other strategic shareholders because it understands that public knowledge is important to the transparency of its decision-making, procurement and hiring processes, among others.

The issues covered in the Conduct Principles include respect for human rights, the fight against corruption and the prohibition on donations to political parties or related persons and entities. The document can be found on the Company’s institutional web site.

In 2014 Telefônica Brasil continued with its in-house communication campaign to make employees aware of the importance of applying ethical principles in their everyday lives and about taking the on-line course in the Conduct Principles available on the a+ portal, a training and development platform accessible to the entire company. By the close of the year, around 50% of employees had completed the course, amounting to 18,831.33 hours of training.

The Company provides a channel for anonymous whistleblowing on the intranet, so that situations that infringe the Conduct Principles can be reported, such as conflicts of interest and improper access to confidential information, among others.

Telefônica Brasil will not accept that its employees and suppliers become involved in cases of fraud. When such an incident is detected the employee involved is dismissed (or the supplier excluded), repayment of the amount involved is required and the incident reported to the executive officer responsible for the department involved, the general manager and the president of Telefônica Brasil, the Audit Committee and the Audit and Human Resources departments. Legal Department may also get involved in the criminal sphere. Nor does the Company accept any type of workplace discrimination. Where improper conduct is detected, the employee may be monitored by their manager so as to change their attitude, or even dismissed with cause, depending on the seriousness of the case.

The risks involving the Conduct Principles identified within the Total Risk Management Model are monitored by the Conduct Committee composed of representatives of the Corporate Communication, Institutional Relations, Human Resources, Audit, Investor Relations and Legal departments, as well as the Presidency This is an important corporate governance body for ensuring that the Conduct Principles reflect the legal requirements and best business practices.

7.5. Fiscal Council

The company’s fiscal council is a permanent body composed of members elected by the Annual General Meeting for a term of office of one year with re-election allowed. In compliance with the corporation law, the preferred shareholders are guaranteed the right to elect a sitting member and an alternate member of the Fiscal Council in a separate election without the participation of the preferred shares of the controlling shareholders.

By legal provision, the compensation of the Fiscal Council members, in addition to transportation and lodging expenses required for exercising their duties, shall be established by the Annual General Meeting that elected them. The compensation to be paid to each sitting member cannot be less than 10% (ten percent) of the average compensation of each Officer, excluding any type of benefit, representation fees and profit sharing.

Under the by-laws, the Fiscal Council shall be composed of at least 3 and a maximum of 5 sitting members and an equal number of alternates. Currently the Fiscal Council is composed of 3 sitting members and 3 alternates.

7.6. Audit and Control Committee

The committee was created in December of 2002 as an auxiliary body linked to the Board of Directors and operating under its own regulations approved by the Board of Directors. According to the committee regulations, it shall be composed of 3 to 5 members, periodically chosen from among the Board members. Their term of office is the same as that of the members of the Board of Directors. Currently, the Audit and Control Committee is composed of three members of the Board of directors.

Without detriment to any other duty assigned by the Board of Directors, the Audit and Control Committee shall inform and/or make recommendations to the Board of Directors regarding the following matters:

•   Appointment of the independent auditor, the conditions for hiring the audit services, the term of these professional services and, if applicable, the service agreement termination or extension;

•   Analysis of the company’s accounts, ensuring compliance with legal requirements and the correct application of generally accepted accounting principles;

•   Results of each internal and independent audit, as well actions taken by management regarding the commendations made by the auditors;

•   Adequacy and integration of the internal control systems;

•   Compliance with the independent audit service agreement for an opinion on the annual accounts and key content of the report must be clearly and accurately written;

•   Receipt from the internal auditor of information regarding significant deficiencies detected in the control system and the financial.

7.7. Independent Auditors

In compliance with CVM Instruction no. 381 of January 14, 2003 and Circular Letter CVM/SNC/SEP no. 01/2007 of February 14, 2007, the company and its subsidiaries inform that the company’s policy regarding its independent auditors and their services not related to the independent audit is based on principles that preserve the independence of the auditors. These principles are based on the fact that the auditors should never audit their own work nor carry out management activities or advocate in favor of their client or render any other services that are considered prohibited by current regulations, thus maintaining the independence of work required from the auditors.

During the 2014 fiscal year, no services other than the external audit were contracted with the independent auditors, Grant Thornton Auditores Independentes.

  Human Resources

In 2014 we continued with our transformation process in order to consolidate the Company as a Digital Telco, an organization whose mission is to work to make available to people, businesses and society the technology that empowers them to be and to do more. Founded on the principles and values that underpin our conduct, we have engaged in actions to maintain an organizational environment that is positive, stimulating and engaging.

Our ICC (Atmosphere and Commitment Index) for 2014, following an internal climate survey, was 86%.

This performance reflected on the company’s being recognized by awards of great impact:

•   The 150 Best Companies For You to Work At (Telecom Sector Highlight) – FIA and Exame Você S.A. Magazine;

•   The Best and Largest (1st place in the Telecommunications industry) – Exame Magazine;

•   The 35 best Companies in People Management 2014 (2nd place among those with more than 16,000 employees) – Valor Carreira Supplement

•   The 30 Best Companies to Start Your Career (4th place) – Você S.A. and Exame;

•   The 100 Best Companies to Work For IT and Telecom (6th place) – GPTW and IT Mídia;

•   .

•   The 130 best Companies to Work For in Brazil (11th place) – GPTW and Época Magazine

8.1. Interaction

In 2014 we consolidated our internal communications practices, always with the aim of providing homogenous and simultaneous information to all employees.

Through the daily newsletter, the intranet (Conectados) and other endomarketing actions the employees have access to up-to-the-minute information about the Company’s business and day-to-day.

Conectados Intranet also plays a fundamental role in fostering employee participation in in-house content development, with the possibility of commenting on articles, sending videos and photos and sharing themes on their social networks. In the year, an average of 157 news stories were published on the Intranet, with 86,307 views per month.

In 2014 we had three major in-house offerings of devices for employees, several actions for launching campaigns and trying out products and services, in addition to an intensive movement for disseminating the Company’s strategy.

And so “Eu Acredito” (“I Believe”) was created, a communication program that made it possible to engage the employees around a single purpose, establishing clear priorities for the year and monitoring the major projects. More than 30 articles were published, as well as an interactive platform with motivational videos, descriptions of priority projects and business indicators.

All of this so that one of our professionals can become the Company’s in-house and external ambassador, with knowledge of our products and services and aware of their role in achieving results.

8.2. Remuneration

The company adopts a salary structure and remuneration policy that is in line with the best practices in the market, with the purpose of attracting and retaining the best professionals in a very competitive industry, and recognize their individual performance through goals met and results achieved. Variable compensation programs and a great variety of benefits supplement the total remuneration package.

The total remuneration concept is paying a nominal salary in line with the average paid in the market by the companies with the most aggressive remuneration packages. In 2014, 3,135 professionals were promoted and 2,012 were considered for salary increases.

8.3. Development Programs

The Brazilian market, especially the telecommunications segment, has experienced substantial change, primarily because of the strong movement of mergers and acquisitions within the sector. To remain competitive in this scenario Telefônica Brasil continues to believe in people development and, primarily, its leaders who are responsible for driving the transformation and ensuring that everyone continues to engage.

In 2014, we invested R$50.6 million in education, with the participation of over 270,000 employees and partners in nearly 474,000 hours of training, both in class and online. The strengthened role of digital education through the a+ portal increased by seven percentage points the public accessing the platform; thanks to directed campaigns and simple and innovative resources we managed to rouse the interest of people in studying on-line, so that each becomes the leading figure in their own development. We redesigned and implemented the induction program so as to foster new employee integration

The main educational actions focused on the development of leaderships, corporate subjects, technical certification and subsidies for professional specialization and language courses. We also invested in specific programs for the business areas, focusing on developing and leveraging the challenges of our business.

We retained our connection with the global practices of the Telefônica Group by sending 22 employees on international programs, and 81 executives to the Corporate University in Barcelona, Spain. We continued to invest in programs for attracting and developing young people, with over 26,500 enrollments throughout Brazil in the trainee and intern selection processes, at the end of which we hired 98 professionals.

During the year we involved over 14,000 employees, of whom 1,000 were executives, in a major cultural transformation drive. We trained more than 150 multipliers who, together with the managers of all areas of the Company, carried out workshops with the aim of engaging the employees in building a Single Purpose: believing in the same things, having our very own way of working and delivering the best to our customers.

As a result of this effort we carried out a major leadership program called Challenging the Leaders. We involved virtually every executive in the Company, 90% of the staff (81 executive officers) in order to develop a much wider overview of Leadership, Strategy and management, influencing and training a management team that recognizes its role in the organizational transformation while continually striving for their own personal excellence.

8.4. Benefits

In 2014, we invested more than R$360 million in benefits for our professionals (18,419 employees/Dec14).

•   R$147 million in meal and grocery-shopping benefits;

•   R$1.5 million in life insurance for employees

•   R$10.9 million invested in child care and babysitting support, for both fathers and mothers;

•   R$11.3 million invested in transportation tickets (average 6,214 professionals/month);

•   R$10.3 million invested in a Private Pension fund to which the Company also contributes a fixed percentage on behalf of its employees.

•   R$150 million in healthcare expenditures (health insurance and occupational health)

•   Agreements with entities in the telecommunications industry or related to the company, such as: ABET and Coopertel.

In the case of healthcare costs the Company has an area dedicated to promoting occupational health and safety that operates across the whole national territory in 14 clinics in the major capital cities, seeing employees in their own workplace in a personalized and qualified manner. The clinics are duly equipped, with a medical and nursing team that provide integrated assistance.

Telefônica Brasil runs a Quality of Life Program based on four pillars (Caring, Protecting, Welcoming and Our Club). This program was awarded the International Global Awards prize in the Large Business category, in Shanghai, China, in April 2014, an award based on the WHO – World Health Organization methodology that defines healthcare, well-being and occupational safety as the fundamentally important aspects of productivity, competitiveness and sustainability in organizations. The program was re-launched in October 2014 in tune with the global Feel Good program, with its own portal on the corporate intranet; in 2014 it engaged in actions such as:

•    The Feel good Nutrition Program – an extension of the program to dependents and itinerant expansion in the more populous administration buildings that do not have their own outpatient center;

•   ; the Pink October Campaign against breast cancer was extended by nationwide collections of donated hair, the Eco Berrini illumination and the Vivo theater antenna, as well as the 1st year of the Blue November Campaign against prostate cancer;.

•    The national vaccination campaign against influenza – 15,150 immunized;

•    Institutional partnership with the Ministry of Health, government entities and NGOs in prevention and healthcare campaigns. Approximately one million Social SMS texts sent to our customers during the Pink October, blue November, Dengue Fever, AIDS, Blood Donation and HPV campaigns.

8.5. Employee Profile

Broken Down by Age Group

Broken Down by Time of Service

Broken Down by Gender – 2014

28% all Executive Officers are women.

Broken Down by Macro Function

  Social and Environmental Responsibility

For Telefônica Brasil, sustainability and technology are inseparable. Firstly, because on connecting customers the dimensions of time and space are reduced, which significantly reduces environmental impacts like those caused by carbon dioxide (CO2) emissions by vehicles. Secondly because they come up with solutions for companies across a range of sectors of the economy, with the aim of improving people’s daily lives.

The company believes that more than connecting, technologies should guarantee quality of life for society through education, security, mobility, healthcare and well-being. This is achieved through innovative solutions, whether dealing with waste that is generated, choosing the cleanest energy or even investing in more sustainable infrastructures.

Telefônica Brasil practices responsible management of its activities in tune with values such as balance, transparency, responsibility, efficiency and innovation. It implements projects that reduce the social, environmental and economic impacts of its operations, maintaining and ethical approach to its employees, suppliers, shareholders, investors, customers and other stakeholders.

It also invests to offer its customers the best experience possible with its products and services, and in order to achieve this it has established strategic alliances with its suppliers and partner companies because it believes they play a key role in the development of its business, and therefore it offers qualification programs and regularly checks on their operations.

Telefônica Brasil supports, projects that fight child labor, promotes digital inclusion, and encourages volunteer work, social actions, and citizenship through the Telefônica Foundation and always supported by technology.

In 2014 it remained listed on the tenth portfolio consisting of 51 stocks of 40 companies from 19 economic sectors of the BM&FBovespa’s Corporate Sustainability Index (ISE) prevailing in 2015. This achievement reflects the company’s commitment to sustainability and its trajectory of implementing the best corporate governance, environmental responsibility, and community respect practices.

Also in 2014, Telefônica Brasil once again featured in the Exame Sustainability Guide, a publication produced by Editora Abril that acknowledges companies with the best sustainable practices in Brazil.

The Company publishes its Annual Sustainability Report in line with the international standards of the Global Reporting Initiative (GRI) and a copy of this is available in the Sustainability area of the site www.telefonica.com.br or on the Company’s own IR site www.telefonica.com.br/ir

9.1. The Environment

Telefônica Brasil has an environmental program which helps it define its standing on the innumerable challenges involved in combating climate change and provides orientation on the adoption of practices that ensure the impacts of its operations are minimized, as well as compliance with environmental legislation. Therefore, all Telefónica Group operations are aligned with the ten commitments that make up the company’s Environmental Policy, approved in 2009. They are the following:

1.     Ensure compliance with all environmental legislation and voluntary commitments assumed by Telefônica in the countries where it operates; and, in accordance with the precautionary principle, adopt more restrictive internal standards and guidelines where environmental legislation is lacking.

2.     Implement environmental management systems that prevent or reduce any negative environmental impacts caused by the company’s activities and infrastructure, identifying and disseminating best practices throughout the Group.

3.     Pursue continuous improvement in the entire organization by systematically and periodically assessing environmental behavior using a specific index, and setting targets.

4.     Use natural resources sustainably, promoting the purchase of environmentally friendly products; minimizing the consumption of raw materials and the generation of waste; and fomenting recycling, the reclamation of materials and the proper disposal of waste.

5.     Inform the supply chain and service providers of the environmental procedures and requirements applicable to their activities with the Telefónica Group and ensure they are followed.

6.     Establish the processes necessary to ensure Group employees are aware and informed of environmental questions.

7.     Make the organization’s environmental behavior public on an annual basis, including the most relevant indicators and the targets achieved.

8.     Help combat climate change through the internal reduction of greenhouse gas emissions and the development of products and services that help other sectors to reduce their emissions.

9.     Promote the creation of telecommunication services that contribute to the sustainable development of society.

10.  Work with other organizations to seek more sustainable forms of development.

A major part of our energy consumption is related to equipment and communication networks and accounts for approximately 80% of our greenhouse gas (GHG) emissions. We constantly strive to reduce this consumption. Our target is a 30% reduction in our overall consumption in telecommunications networks and a 10% reduction in our offices by 2015 against a base date of 2007.

9.1.1.     Energy Efficiency

A major part of the energy consumed at Telefônica Brasil is due to the process of supplying communication equipment and networks, which account for approximately 80% of its greenhouse gas (GHG) emissions. In order to reduce this impact the Company has given a global commitment that aims to reduce its direct and indirect carbon dioxide emissions by 30% by 2020.

To fulfill this commitment, measures were defined for enhancing the energy efficiency of the network; reduce fossil fuel consumption by generators, substituting them for more efficient, clean energy sources; use vehicles with a lower environmental impact in the car pool; and bolster the generation of renewable energies. By 2016 the Company intends to have 25% of its energy from renewable sources, which contributes to reducing the negative impacts caused by greenhouse gas emissions.

Electricity consumption at Telefônica Brasil amounted to 1,445,281,329 kWh in 2013 of which 30% originated from renewable resources (equivalent to 427, 975,362 kWh)1.

According to data from the Electrical Energy Commercialization Chamber (CCEE) we are the company with the greatest number of clean energy consumer units. During 2013 we also consumed 1,022,982 liters of diesel oil2 to ensure that the antennas functioned.

In 2012 we expanded the supply of electricity from the free market, from 34 to 130 technical buildings, including telephone exchanges, administration buildings and the Network Supervision Center. This enabled us to negotiate a new, long-term contract for the purchase of energy between 2016 and 2031, with the expected supply of an average of 55 MW per month, equivalent to the consumption of 41,500 households. A wind farm will be built in the south of Bahia State by our supplier, which will be responsible for supplying energy exclusively to Telefônica Brasil.

In order to develop a system for controlling energy indicators and emissions, since 2007 we have prepared a GHG emissions inventory based on the Greenhouse Gas Protocol model. This methodology enables us to monitor both direct emissions (Scope 1), like those arising from our activities but generated by other companies (Scope 2), and indirect emissions such as business trips and outsourced logistics (Scope 3). In 2013 total emissions were 167,675.54 tCO2e3.

The data are verified by third-party auditors to ensure the veracity of the information and its compliance with the GHG Protocol, in addition to strengthening our commitment to ethics and transparency in energy management and carbon emission processes. As a result of this attitude, in 2014 we were once again awarded the Gold certificate from the Brazilian GHG Protocol Program.

9.1.2.     Climate Change

In recent years there has been a considerable increase in the frequency of natural disasters caused by global warming, unfettered urban sprawl, and severe storms in Brazil. For the monitoring and the issuance of alerts about hillside landslides, floods and torrents that affect the Brazilian population to be more effective and reliable, the Cemaden (the National Natural Disaster Alert and Monitoring Center) and Telefônica Brasil signed in May 2013 an agreement for the installation of 1,500 rain gauges in schools and federal government buildings, and Telefônica Brasil radio base stations. By the end of 2014, 1,354 rain gauges with the Company’s 3G chips had been installed in risk areas located in 329 municipalities across Brazil using, among others, BTSs – Base Transceiver Stations (cell phone towers) and other locations such as public buildings on which to install the equipment.

Using the M2M Vivo Clima platform, data on rainfall in areas of risk is reported to the Cemaden in real time, using the 3G/GPRS technology. This operation contributes to reducing the incidence of natural disasters, primarily in risk ones, thereby enhancing the safety of the population.

9.1.3.     Sustainable Constructions

Telefônica Brasil has invested in Green Building infrastructure, constructions designed to minimize the environmental impacts generated at the construction and operation stage, besides providing the best health quality results for the building users.

1 The inventory data for 2014 should be audited in May 2015.

2 The inventory data for 2014 should be audited in May 2015.

3 The inventory data for 2014 should be audited in May 2015

Datacenter

One of the examples of sustainable constructions is the modern Tamboré Datacenter, designed from the outset to be a sustainable data center. It was built from certified timber and rain water is collected and used in the restrooms and for cleaning in general. It was the first project in Latin America to receive LEED Gold international certification. Granted by the U.S. Green Building Council (USGBC), a North American non-governmental organization promoting the development of sustainable construction worldwide, LEED (Leadership in Energy and Environmental Design) is currently the main international environmental construction certification system.

Normally, half of the energy spent in IT is used for lighting and refrigeration. The Tamboré Datacenter has systems and equipment that consume 40% less energy than conventional ones. Furthermore, the building uses LED bulbs and motion detectors, and air conditioning can be programmed with timers and regulated for each specific environment, enabling energy efficiency to be optimized.

The building has white roof tiles, which reduce energy consumption by reducing heat absorption by the building, and light concrete in the parking lot as well. This combination avoids the phenomenon called “heat islands” from higher temperatures in urban areas as compared to rural areas.

To encourage the adoption of sustainable transport, the Tamboré Data Center provides a bicycle parking lot with 25 spaces, as well as men’s and women’s locker rooms for those employees that sign up for the cause.

Eco Berrini

Eco Berrini became the company’s headquarters in February 2012, and currently has over 5,000 employees. In 2012 it received the highest sustainable building certification, LEED Platinum.

Stores

The company seeks to provide consumers with a better shopping experience, incorporating innovation, quality, comfort, accessibility and sustainability in its stores.

Special attention has been paid to sustainability. Currently, 13 stores were built in compliance with sustainability criteria, including the following:

➢  Synthetic floors made from almost 70% recycled material;

➢  Furniture made from certified timber

➢  Displays made from recycled plastic

➢  Lighting using LED bulbs, which consume up to 85% less energy than other types

➢  Digital communication which reduces the need for printing and economizes materials like paper and ink, among others

Sustainable Site

For this reason, Telefônica Brasil has invested in innovative projects such as the sustainable site. This alternative allows for the replacement of metal towers with infrastructure similar to a lamppost, in which most of the equipment is installed underground, thus reducing visual impact. The new solution, which is 100% Brazilian, was developed by the Telefônica Brasil engineering team and is prepared for 4G transmission, offering more efficient and higher quality service.

The sustainable sites have a series of environmental advantages: they do not employ any harmful gases, they impede equipment theft and thanks to their location they are free from the corrosion caused by salinity. And because they do not use generators, they do not consume diesel fuel.

9.1.4.     Reverse Logistics

“Reciclar Conecta” is one of the key projects translating the company’s commitment to solid waste matters. Introduced in 2006, the program, which appeared for the first time in 2006 as Recycle Your Cell Phone collects cell phones, accessories and batteries for recycling and reintroduction in the market as new products.

The initiative started as a pilot program in Brasilia, Rio de Janeiro and São Paulo, and currently covers the entire country with more than 3,400 drop off points (stores and resellers), and has already collected over 3.4 million items and nearly one million cell phones.

The material is sent to a storage center in São Paulo, where it is sorted and sent to Belgium for recycling. In 2014 some 165,400 items were collected, including handsets and accessories.

Cell phones are made of several components, such as gold, silver and copper, among others, that can be separated and reused. Thus the need to segregate them and dispose of them properly.

9.1.5.     Selective Waste Disposal

Introduced in 2011, the company’s Selective Waste Disposal program is aimed at ensuring the proper disposal of waste generated in administrative buildings and at encouraging employees to adopt the same practice in their homes. Nearly 15 thousand employees in 17 buildings nationwide have been involved.

9.2. Social Investment

Founded in 1999 the Telefônica Foundation, the social arm of Telefônica Brasil believes that together, people and institutions can transform the future of thousands of young people throughout Brazil. For the Foundation, technology is an instrument and, along with education, it is a way of boosting methods of learning and of expanding knowledge; it is the bridge to personal and social development, inclusion and transformation.

As part of Grupo Telefônica, which has foundations in 16 countries, the Telefônica Vivo Foundation uses its expertise to prepare digital tools and methodologies for engaging, mobilizing and inspiring, with the aim of encouraging social development based on education and defense of the rights of the children and adolescents. The initiatives seek to boost the competencies of the XXI century: citizenship and entrepreneurship.

In 2014, Telefônica Foundation invested approximately R$41 million in social projects that directly benefited more than 336,000 people.

9.3. Sponsorship

Telefônica supports initiatives that contribute to the development of the country and society as a whole and believes in the power of sponsorship to encourage projects that can transform the country’s reality, besides reinforcing the existing relationships and developing new ones. Through commercial sponsorships it aims to contribute to building the brand and strengthening its attributes so as to position the company as a major player in projects that are long-lasting, offer customers exclusive benefits and are also totally aligned with the business.

In 2014 the company once again maintained the Vivo Encena project. This initiative promotes the exchange of performing arts projects where acting is thought beyond the play, and a network is created to form audiences, and promote cultural inclusion and professional development. There were 10 shows with 442 presentations in several cities, totaling 165,000 viewers.

Telefônica Brasil also sponsored the “Salvador Dali” exhibition to encourage the democratization of culture. The exhibition was under the curatorship of Montse Aguer, director of the Center for Dalinian Studies of the Gala-Dalí Foundation and was organized to invite the public to submerse in a dream, symbolic and fantasy universe. The exhibition consisted of 24 paintings, 135 drawings and engravings, 40 documents, 15 photographs and four movies. Viewers had contact with Dalí’s production from the 1920s until his final works, getting a clear perception of his evolution, not only in technical terms, but his influences, thematic resources, ideological references and symbolisms.

Besides the projects mentioned above Telefônica Brasil also supported two museums, the Clovis Salgado Foundation, also known as Palácio das Artes (the Palace of the Arts) located in Belo Horizonte, in order to encourage the creation, development, production and diffusion of art and culture in Minas Gerais.

The MAM (Museum of Modern Art) in São Paulo aims to conserve and expand its artistic collection, disseminate modern and contemporary art and organize exhibitions and cultural and educational activities.

Through these sponsorships the Company was able to reach a significant audience, in addition to strengthening its commitment to Brazilian art and culture.

Also in 2014, the year of the World Cup in Brazil, Telefônica Brasil through its commercial brand Vivo strengthened the sponsorship of the Brazilian national team, leading to occupy third position as the most remembered brand of the World Cup among the sponsors of the national team in July (Ibope Repucom). The Company logged more than 23 million views of the films “Felipão na Loja” (the Brazilian team coach in the store) and “Me Liga #tamoconectado”, which in June had the most views on YouTube Brazil (ADS Leaderboard/Google Ranking). And as a way of boosting the Company’s link with the sport, Telefônica Brasil used the incentive laws to sponsor amateur football tournaments across Brazil.

As part of the commercial strategy Telefônica Brasil persisted with the “Eu Vivo Música” (I Live for Music) project covering four important locations: Belém, Brasilia, São Luís and Florianópolis with free, open-air shows and audiences of over 135,000 people.

Also, for the seventh consecutive year, Telefônica Brasil sponsored Campus Party Brasil, considered the world’s largest technology, innovation and electronic entertainment event. For seven days (1/27 to 2/3/14), Anhembi Parque hosted nearly 8,000 participants in over 500 hours of content, to exchange information and knowledge, develop new projects, set new goals, take their dreams one step further.

Telefônica Brasil brought to Campus Party 2014 activities and content about the Internet of Things, as well as sustainability and entrepreneurship initiatives. Responsible for the entire telecommunications infrastructure of the event, the Company provided participants with a connection rate of 40 Gbps and used its Sustainable Site – an antenna installed on lampposts with a low visual impact and lower energy consumption – to provide 3G and 4G technology.

In the second half of the year, Recife, considered the country’s largest technology center, hosted the event for the third time. From July 23 to 27 four thousand people – of whom 800 camped in the Pernambuco Conventions Center – took part in 180 activities, and had access to 300 hours of content in the fields of innovation, entrepreneurship, sustainability and digital inclusion

  Outlook

We believe offering quality products and services are key to remaining at the forefront of the Brazilian telecommunications industry. For us, quality is not only a regulatory target, but a strategic building block for our businesses, enabling us to get closer and closer to our clients. With that in mind, we will continue to put in a great deal of effort in improving our services and customer care.

OPINION OF THE BOARD OF DIRECTORS

The members of the Board of Directors of Telefônica Brasil S.A., (“Company”)in the exercise of their assignments and legal responsibilities, in addition to the provisions of the Brazilian Corporate Law and in compliance with the Company’s Bylaws which determines that this is under their competence, have examined and analyzed the financial statements, accompanied by the opinion of the independent auditors and the annual Management Report for the fiscal year ended on December 31, 2014 (“Annual Financial Statements for 2014”), and considering the information supplied by the Company’s Executive Board and by Grant Thornton Auditores Independentes, as well as the favorable opinion of the Supervisory Board and the Audit and Control Committee on the proposal for the allocation of the income for fiscal year 2014, are of the unanimous opinion that they properly reflect, in all relevant aspects, the equity and financial position of Telefônica Brasil S.A., and have determined that the documents be forwarded to the Shareholders’ General Meeting for approval under the Brazilian Corporate Law.

São Paulo, February 24, 2015.

Antonio Carlos Valente da Silva Chairman of the Board of Directors	Santiago Fernández Valbuena Vice-chairman of the Board of Directors
Antonio Gonçalves de Oliveira Director	Francisco Javier de Paz Mancho Director
Eduardo Navarro de Carvalho Director	José Fernando de Almansa Moreno-Barreda Director
Paulo Cesar Pereira Teixeira Conselheiro de Administração	Luciano Carvalho Ventura Director
Luis Javier Bastida Ibarguen Director	Roberto Oliveira de Lima Director
Luiz Fernando Furlan Director	Narcís Serra Serra Director

OPINION OF THE SUPERVISORY BOARD

The members of the Supervisory Board of Telefônica Brasil S.A., (“Company”) in the exercise of their assignments and legal responsibilities, under article 163 of the Brazilian Corporate Law, have examined and analyzed the financial statements, accompanied by the opinion of the independent auditors and the annual Management Report for the fiscal year ended on December 31, 2014 (“Annual Financial Statements for 2014”), and considering the information supplied by the Company’s Management and by Grant Thornton Auditores Independentes, as well as the proposal for the allocation of the income for fiscal year 2014, are of the unanimous opinion that they properly reflect, in all relevant aspects, the Company’s equity and financial position and recommend that the documents be forwarded to the Shareholders’ General Meeting for approval under the Brazilian Corporate Law.

São Paulo, February 24, 2015.

Flavio Gomes Supervisory Board Sitting Member	Cremênio Medola Netto Supervisory Board Sitting Member	Charles Edwards Allen Supervisory Board Alternate Member

BOARD OF EXECUTIVE OFFICERS

Antonio Carlos Valente da Silva CEO	Paulo Cesar Pereira Teixeira General and Executive Officer
Alberto Manuel Horcajo Aguirre Chief Financial, Corporate Resources and Investor Relations Officer	Breno Rodrigo Pacheco de Oliveira General Secretary and Chief Legal Officer
Milton Shigueo Takarada Accountant – CRC – 1SP138816/O8

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	March 30, 2015	By:	/s/ Luis Carlos da Costa Plaster
			Name:	Luis Carlos da Costa Plaster
			Title:	Investor Relations Director